Annual Report 2006

19.8bn

EUR revenue

845m

EUR operating result

552m

EUR cash value added

Strength for success

Highlights Group

Passenger Transportation

The core business continues to grow. In financial year 2006 revenue was increased by 11.9 per cent to EUR 13.5bn and operating result from EUR 135m to EUR 409m. Quality counts in all segments. The focus on the premium segment is equally paying off. More and more passengers are opting for Lufthansa quality, innovation, reliability and safety – worldwide.

9.55

EUR Market capitalisation

With a market capitalisation of EUR 9.55bn we are the highest valued European airline.

Logistics

Lufthansa Cargo is penetrating new markets. From Shenzhen in South China, Lufthansa has been offering with Jade Cargo International routes to Asia and Europe since August 2006. At the same time the Group's strategic partnership with Fraport AG contributes toward strengthening Frankfurt as Europe's most attractive air cargo hub. And with the aid of improved routing Lufthansa Cargo is saving time and money and thereby boosting its performance and its competiveness.

70.7

Total shareholder return in %

Share performance and dividend made up to a total shareholder return of 70.7 per cent.

MRO

Lufthansa Technik convinces by innovation and service. In 2006 innovative technologies and service concepts were successfully launched. Many new customers were convinced by its services and products. In addition, boosting efficiency and reducing costs were keynotes on the Perspektiven Technik agenda. Until 2006 EUR 243m in sustained cost reductions were achieved.

1.75

EUR earnings per share

Per share we achieved a result of EUR 1.75.

IT Services

Lufthansa Systems is one of the world-leading IT service provider of innovative platform solutions for the airline industry and was able to further improve its market position. Many new customers and renewals of existing contracts prove this point. In 2006 Lufthansa Systems' revenue rose yet again, as did the share of non-Lufthansa Group customers.

46.4

Increase in operating result in %

Revenue growth and cost management boosted operating result disproportionally by 46.6 per cent.

Catering

Restructuring pays off. LSG Sky Chefs' segment result was back in the black again in 2006. The EUR 50m operating result was an enormous improvement on the previous year. With made-to-measure solutions and contract renewals LSG Sky Chefs is extending its market position all over the world. Also US business is becoming profitable again as a result of systematic cost reductions.

1.23bn

EUR sustained cost reduction

By our "Action Plan" we generated sustainable cost savings of EUR 1.23bn.

Leisure Travel

Thomas Cook was able to hold its own in a difficult market environment with higher revenue and earnings. Capital tie-up was reduced significantly and the group's ability to compete thereby enhanced. By selling Thomas Cook to KarstadtQuelle Lufthansa is continuing its focussing on the core business. At the same time the shareholding in Condor will be increased.

1.93bn

EUR investment

In 2006 we appointed EUR 1.93bn to forward-looking investments.

Lufthansa business segments – overview

Passenger Transportation		2006	2005
Revenue	€m	13,475	12,047
- of which external revenue	€m	12,925	11,542
Operating result	€m	409	135
Segment result	€m	678	500
EBITDA*	€m	1,485	1,381
Segment capital expenditure	€m	1,035	936
Employees as of 31 December	number	38,410	37,042

* Before profit transfer from other business segments.



65.1%

External revenue Passenger Transportation Share of Group revenue

Logistics		2006	2005
Revenue	€m	2,845	2,752
- of which external revenue	€m	2,830	2,739
Operating result	€m	82	108
Segment result	€m	142	152
EBITDA	€m	276	284
Segment capital expenditure	€m	13	40
Employees as of 31 December	number	4,600	4,704



14.3%

External revenue Logistics Share of Group revenue

MRO		2006	2005
Revenue	€m	3,415	3,121
- of which external revenue	€m	2,047	1,819
Operating result	€m	248	258
Segment result	€m	279	280
EBITDA	€m	352	364
Segment capital expenditure	€m	111	119
Employees as of 31 December	number	18,426	17,864



10.3%

External revenue MRO Share of Group revenue

IT Services		2006	2005
Revenue	€m	652	635
- of which external revenue	€m	271	257
Operating result	€m	49	63
Segment result	€m	51	68
EBITDA	€m	90	99
Segment capital expenditure	€m	49	59
Employees as of 31 December	number	3,321	3,290



1.4%

External revenue IT Services Share of Group revenue

Catering		2006	2005
Revenue	€m	2,278	2,215
- of which external revenue	€m	1,776	1,708
Operating result	€m	50	5
Segment result	€m	73	– 286
EBITDA	€m	168	17
Segment capital expenditure	€m	71	104
Employees as of 31 December	number	28,555	28,295



8.9%

External revenue Catering Share of Group revenue

Leisure Travel		1.11.2005 – 31.10.2006	1.11.2004 – 31.10.2005
Revenue	€m	7,780	7,661
Profit/loss from operating activities	€m	225	181
EBT	€m	206	140
Net profit/loss before taxes	€m	171	105
Employees as of 31 October	number	19,353	23,236

Thomas Cook is accounted for as subsidiary.

Lufthansa parts company with the business segment Leisure Travel and sells its Thomas Cook stake to KarstadtQuelle.

Lufthansa Group overview

Key data*		2006	2005	Change in %
Revenue and Result				
Revenue	€m	19,849	18,065	9.9
- of which traffic revenue	€m	15,354	13,904	10.4
Operating result	€m	845	577	46.4
EBIT	€m	1,299	1,069	21.5
EBITDA	€m	2,393	2,500	- 4.3
Net profit/loss for the period	€m	803	453	77.3
Key balance sheet and cash flow statement figures				
Total assets	€m	19,461	19,272	1.0
Equity ratio	%	25.2	23.5	1.7pp
Net liquidity	€m	101	143	- 29.4
Cash flow from operating activities	€m	2,105	1,956	7.6
Capital expenditure	€m	1,929	1,829	5.5
Key profitability and value creation figures				
Operating margin	%	4.3	3.2	1.1pp
EBIT margin	%	6.5	5.9	0.6pp
EBITDA margin	%	12.1	13.8	- 1.7pp
CVA	€m	552	386	43.0
CFROI	%	10.9	10.7	1.9pp
The Lufthansa share				
Share price at year end	€	20.85	12.51	66.6
Earnings per share	€	1.75	0.99	76.8
Dividend per share	€	0.70	0.50	40.0
Traffic figures				
Passengers	thousands	53,432	51,255	4.2
Freight/mail	thousand tonnes	1,759	1,736	1.3
Passenger load-factor	%	75.2	75.0	0.2pp
Cargo load-factor	%	72.1	70.7	1.4pp
Number of flights		664,382	653,980	1.6
Employees				
Average number of employees	number	93,541	90,811	3.0

* This Annual Report covering the period from 1 January to 31 December 2006 was drawn up in accordance with International Financial Reporting Standards (IFRS) and the standards applicable since 1 January 2006. Last year's key data has been adjusted. This may lead to deviations from the results published a year ago.
Date of disclosure: 8 March 2007.

Revenue in €m

16,971
15,957
16,965
18,065
19,849

2002 2003 2004 2005 **2006**

Operating result in €m

718
36
383
577
845

2002 2003 2004 2005 **2006**

We want to assert our position and continue to grow as a leading network carrier with excellent quality and innovative services. This growth represents great opportunities for our customers, employees and shareholders alike because we feel duty bound to create value. We want to continue to write success stories – as the most attractive and most profitable airline offering global services!

Contents

To ensure your company's long-term success we have again invested in products and quality. Our focus is quite clearly on the fleet. By ordering 62 new aircraft we are modernising our fleet, reducing costs, underpinning our growth targets and making a major contribution toward easing the burden on the environment.

We have already reduced our average fuel consumption per passenger to 4.4 litres per 100 kilometres. We are now making great strides toward the "3 litre plane".

Along with our trend-setting fleet and hub strategy, SWISS too has developed into a success story. The airline's restructuring achievements, its economic environment and the synergies it has generated are the basis for its success. SWISS has become an important partner for us, opening up new markets for profitable growth.

The result for the financial year 2006 makes one point clear. Focussing on our core business, the airlines, is bearing fruit, as is the strategic alignment of the Group's other business segments. They have all concentrated on their core competences. All have worked hard and strengthened their customer base in Europe and further afield. They have managed their budgets successfully and contributed well toward the fine overall result.

Lufthansa Cargo had a good business year and is superbly positioned. Capacity utilisation and the volume of freight carried both increased significantly. Lufthansa Cargo has played a pioneering role in the Chinese market by launching Jade Cargo International, a joint venture with Shenzhen Airlines. In Germany too it focuses on strategic partnerships, for example, with Fraport.

Lufthansa Technik is soundly positioned and remains on course for success. Business development is extremely positive, tried and proven. The company has gained many new customers, signed additional high-revenue contracts and further extended its commitments in Asia. Lufthansa Technik has continued to gain ground in all growth areas.

The airline industry's economic recovery has also had a positive effect on business development at Lufthansa Systems, which has further consolidated its position as a leading IT service provider and has future products in development.

LSG Sky Chefs is benefiting from the ongoing growth in air traffic. Revenue has increased and its cost status has made lasting headway. Its operating result has improved significantly. We are very satisfied with the development of our catering business.

The Leisure Travel segment has also achieved a turnaround. Its task is now to consolidate its results and establish a lasting strategic alignment and growth prospects. Against this background we have come to the fundamental decision to sell our shareholding in Thomas Cook now that the reconstruction phase has been completed.

In spite of a strong initial headwind in the fuel sector and fierce competition in all segments we set ourselves the task of at least equalling our previous year's result. We exceeded it manifestly.

We now aim to continue to achieve good results and to convince by quality and performance. We want to position the successful Lufthansa brand even more strongly all over the world – and to continue growing profitably. This combination of ongoing growth prospects and constant value creation makes the Lufthansa share especially attractive. We, the management and employees of your company, have every intention of continuing to justify your trust and confidence as shareholders and that of our customers by means of hard work.

You can rely on us. Our view of the future is optimistic because we recognise our opportunities and make use of them. We are qualified and motivated. Respect for our competitors' achievements is something that we see as a challenge that makes us strong. We have no fear of possible turbulences – we are prepared for all eventualities. We have again set ourselves a number of targets for the new financial year. The economic environment is currently looking good.

Please accompany us as we go ahead. We trust that you will stay favourably with us in future!



Wolfgang Mayrhuber
Chairman of the Executive Board and CEO of Deutsche Lufthansa AG

Achievements

- The Lufthansa share price rose by 66.6 per cent to EUR 20.85 and the company's market capitalisation amounts to EUR 9.55bn.
- We have increased the shareholder value significantly and achieved a CVA of EUR 552bn.
- We want our shareholders to participate adequately in the company's success with a dividend of EUR 0.70 and are thereby pursuing a consistent dividend policy.
- Demand for Lufthansa shares from abroad has significantly increased. An interim exceedance of foreign ownership of 45 per cent forced us however to implement precautionary measures.

→ Objectives

1. Sustained increase in company value

   We aim to grow by means of a return on capital in line with the market. Operationally we are combining this with a results target of EUR 1bn by the end of 2008.

2. Strengthen confidence in value-oriented growth strategy

   In capital market communications we want to point out the perspectives of our strategy and strengthen investor confidence in our company.

3. Keep proportion of foreign shareholders stable in shareholder structure

   As a listed company we are delighted by the increase in foreign interest in our share. As a German airline, however, we need air traffic rights which are tied up directly to the predominantly German ownership. We aim to look after both interests and to stabilise our ownership ratio by nationality at a level where an undisturbed development of the company is further on secured.

+66.6%

increase in share price


Lufthansa's share price trend compared with the German DAX since the beginning of 2006
in %
180
160
140
120
100
80
Jan 2006
Feb 2006
Mar 2006
Apr 2006
May 2006
Jun 2006
Jul 2006
Aug 2006
Sep 2006
Oct 2006
Nov 2006
Dec 2006
Lufthansa
DAX

0.70

EUR dividend per share

1.75

EUR earnings per share

Lufthansa share is climbing

The stock exchange year 2006 was an extremely positive one. The Lufthansa share progressed at an above-average growth rate of 66.6 per cent. Company value has risen further, as have earnings. We want our shareholders to participate in this fine result and are proposing to the Annual General Meeting on 18 April 2007 in Berlin a dividend of EUR 0.70. "Our focus continues to be on creating value for our shareholders. We remain committed to the objective of long-term dividend continuity.", Stephan Gemkow.

Development of the Lufthansa share

Already in the first quarter of 2006 the economic upswing and the prospect of high profits sent the DAX share index soaring by 10.4 per cent, taking it to a five-year high. The Lufthansa share fared even better. Its price rose by 18.1 per cent to EUR 14.77. The reasons included, in addition to a proposed 2005 dividend of EUR 0.50 per share, up EUR 0.20 on the year, above all a positive outlook for the full year 2006. After the publication of our figures for the financial year 2005 most analysts had also raised their target price for the Lufthansa share.

May, however, saw the beginning of a consolidation phase that many analysts had foreseen. The DAX index fell by 4.8 per cent, but the Lufthansa share remained robust. Despite persistently high oil prices it fell by 2.5 per cent to EUR 14.40 significantly less than the market overall. Many investors, especially US and UK investors, made use of the fall in the share price to buy Lufthansa shares.

In the second half of the year the stock exchange regained ground. The price decline was more than offset. The good nine-month result and declining oil prices gave demand a further boost. Many analysts raised their target price for the Lufthansa share, but in some cases the revised targets were reached swiftly. On 15 December the Lufthansa share price reached its high-water mark for the year of EUR 21.03, a price at which it was last traded in 2001. At the years end analysts' price targets ranged from EUR 18.50 to EUR 25.00. The Lufthansa share closed the financial year at EUR 20.85, a 66.6 per cent increase on the previous year. At the year's end the DAX index stood at 6,667 points or 21.9 per cent up on the year.



Lufthansa's share price compared with competitors since the beginning of 2006
in %
160
140
120
100
80
Jan 2006
Feb 2006
Mar 2006
Apr 2006
May 2006
Jun 2006
Jul 2006
Aug 2006
Sep 2006
Oct 2006
Nov 2006
Dec 2006
Lufthansa
British Airways
Air France-KLM

The performance also compared well with that of the competition. While the Lufthansa share price lagged behind that of important competitors such as British Airways and Air France in 2005, last year it caught up with the two competitors' share price trend (+57.9 per cent for British Airways and +76.3 per cent for Air France). As of 31 December 2006, Lufthansa's market capitalisation was EUR 9.55bn. That put it back in the lead in the European aviation industry. Fundamental reasons for the strong interest are, according to analysts, the company's fine operating performance and positive core business prospects, successes in reorganising the catering business as well as the demonstration of focussing on our core business with the sale of Thomas Cook. Analysts and investors are especially appreciative of the fact that Lufthansa in its present positioning is able to respond much faster and more flexibly to competitive changes than it was able to do a few years ago and has built up a good market position above all in the premium segment. The successful integration of SWISS and our ongoing endeavours to cut costs are also viewed positively.

The recommendations of analysts for the 2006 year-end assessments were in spite of the rapid share price rise very positive. 17 studies rated the Lufthansa share a "buy", nine saw it as a "hold" and one advised investors to "sell". On our website www.lufthansa-financials.com, we provide a regularly updated overview.

Shareholder structure of the Lufthansa in %


79
4
5
12
75
5
7
13
63
10
15
12
59
12
15
14
56
14
15
15
12/05
3/06
6/06
9/06
12/06
Germany
UK
USA
Others

More foreign shareholders

The share price rise was accompanied by keener foreign interest. US and UK investors in particular were among the buyers. On 14 July 2006, the French AXA insurance group announced that it held 10.56 per cent of Lufthansa shares. The lion's share, 10.09 per cent, is held by AXA subsidiary AllianceBernstein, a US-listed asset management company.

This development led to a change in shareholder structure. On 3 August the proportion of Lufthansa shares held by non-German shareholders passed the statutory notification threshold of 40 per cent. We issued an obligatory disclosure in accordance with the German Aviation Compliance Documentation Act (LuftNaSiG). In the wake of further buyer interest the proportion of foreign shareholders went on to exceed 45 per cent, triggering a further adhoc release on

The Lufthansa share: key data

		2006	2005	2004	2003	2002
Year-end share price	€	**20.85**	12.51	10.55	13.25	8.76
Highest share price	€	**21.03**	12.51	15.21	13.95	19.69
Lowest share price	€	**12.29**	9.95	8.63	6.91	8.57
Number of shares	m	**457.9**	457.9	457.9*	381.6	381.6
Market value at year end	€bn	**9.6**	5.7	4.8	5.1	3.4
Result per share	€	**1.75**	0.99	0.94	- 2.58	1.88
Cash flow from operating activities per share	€	**4.60**	4.27	4.11	4.14	6.06
Dividend per share	€	**0.70**	0.50	0.30	–	0.60
Dividend yield (gross)	%	**3.4**	4.0	2.8	–	6.8
Dividend	€m	**321.0**	229.0	137.0	–	229.0
Total shareholder return	%	**+ 70.7**	+ 21.4	- 20.4	+ 53.2	- 40.8

* After capital increase in June 2004.

24 November. As of 31 December 2006, foreign investors held 44.1 per cent of the shares. Thereof 15.5 per cent were US shareholders and 13.5 per cent were UK investors.

The nominal capital – EUR 1,172.30m – is divided into 457.9 million registered shares held at the end of 2006 by around 344,000 shareholders. Of this capital stock, private shareholders held 22.5 per cent and institutional investors 77.5 per cent. The free float as defined by Deutsche Börse was 100 per cent.

Shareholder structure by nationality (31 December 2006) in %



55.9 Germany
15.5 USA
13.5 UK
5.2 Belgium
3.7 Luxembourg
2.2 France
1.0 Austria
3.0 Other
100.0 Free float

Aviation Compliance Documentation Act (LuftNaSiG) safeguards air traffic rights

To uphold international air traffic rights and comply with EU operating licence requirements, the Aviation Compliance Documentation Act (LuftNaSiG) requires Lufthansa share ownership to be predominantly German or European. To ensure that this is the case the Act specifies a number of provisions. Lufthansa shares must, for one, be traded as registered shares with restricted transferability. That is the only way in which proof can be provided at any time that Lufthansa share ownership is predominantly German or European. We keep a share register in which all Lufthansa shareholders are listed. We are also required by the Act to publish a quarterly breakdown of our shareholder structure by nationality. Once certain foreign shareholder thresholds are reached, we are entitled to undertake capital measures. Once the 40 per cent threshold is passed, the Lufthansa is – beyond the present authorisations of the AGM – entitled to buy back its own stock. Once the foreign stock reaches the 45 per cent threshold, we are entitled, subject to Supervisory Board approval, to increase the share capital by up to 10 per cent of the capital stock. When foreign ownership nears 50 per cent, we are entitled to refuse to enter foreign shareholders in the share register. If the 50 per cent threshold is passed nevertheless, the most recently registered shareholders may be called upon to sell their shares. If they fail to do so these shares can, subject to notice and in return for compensation, be declared forfeited.

To avoid any such measures as far as possible we are currently focussing in particular on intensive equity communication in Germany and on informing capital market participants about the Act (LuftNaSiG). In addition, since the 45 per cent threshold was passed shares have only been entered into the share register if all information required by the German Stock Corporation Act (AktG) and the LuftNaSiG has been submitted. In this way the identity of the most recently registered shareholders can be established without doubt should the critical 50 per cent threshold be neared.

Investor relations

In addition to the current intensive information about the LuftNaSiG we have undertaken a number of measures as part of our investor relations activities. We informed the public and investors on the annual results for 2005 and the quarterly figures for 2006 at four press and analysts conferences. The first-quarter and first-half briefings took the form of conference calls.

For the third time in succession we held an Investor Day, inviting institutional investors and analysts to the Lufthansa Flight Training Center in Frankfurt on 2 February to brief them on topical issues. The focus of this full day's event was on Passenger Transportation.

At road shows and conferences Lufthansa's CFO and representatives of investor relations outlined the Company's strategy and development to investors in

Germany, other European countries and the United States in a large number of one-to-one talks. Lufthansa also took part in conferences for private shareholders in Germany as well as in the first German-Arab Investment Conference in Dubai. In addition, analysts and investors were kept constantly informed about the latest developments at Lufthansa by telephone, in person and by e-mail.

The Internet is also gaining increasingly in importance. An Internet innovation is the Online Factbook. It bundles essential information on the www.lufthansa-financials.com website in a printable document and thereby provides a constantly updated overview of the Lufthansa Group. In addition to accessing these information, users of our website are using it increasingly to register for the Annual General Meeting, to appoint a Lufthansa proxy to vote for them at the AGM or to change their address in the share register. Some invitations to the 2006 AGM were again sent by e-mail. Over 6,500 shareholders have now registered for our e-mail service. We will continue to draw our shareholders' attention to this cost- and time-saving facility.

Identification numbers for Lufthansa share	
ISIN International Security Identification Number	DE0008232125
Security identification number	823212
ADR programme code	DLAKY
German stock exchange code	LHA
Reuters' code	LHAG.DE, Xetra
Bloombergs' code	LHA GY for Xetra, LHA GF, Frankfurt Stock, LHA GR, all LH share prices
Stock exchange centres	Frankfurt, Stuttgart, Munich, Hanover, Düsseldorf, Berlin, Bremen, Hamburg and Xetra
Prime sector	Transport & Logistics
Branch	Airlines
Indices	DAX, DivDAX, Dow Jones STOXX 600, Dow Jones EURO STOXX Mid, Dow Jones STOXX Global 1800, Dow Jones Sustainability Index World, FTSE4Good, FTSE Eurofirst 300, S&P Global 1200, S&P Europe 350, MSCI Euro

Annual General Meeting and authorisations

The 53rd Annual General Meeting was held on 17 May 2006 in Cologne. Nearly 4,000 shareholders and guests took part, and 36.3 per cent of the Company's equity capital was represented. The AGM authorised the Executive Board to undertake the following capital measures:

Share buyback The Executive Board is authorised, with the consent of the Supervisory Board, to purchase up to 10 per cent of the nominal capital in its own shares. Lufthansa, like most established listed companies, will thereby gain additional entrepreneurial flexibility. This flexibility can be used to expand the financing alternatives in case of acquiring another company or equity shares. This resolution renewed the authorisation that was first given in 2003 and has since been reaffirmed annually. Until now we have not made use of it.

Authorisation to issue convertible bonds or similar The Executive Board is authorised to issue until 16 May 2011 convertible bonds and bonds with warrants attached, profit participation rights and/or income bonds or a combination thereof up to a nominal total of EUR 1.5bn. They may entitle the holder to purchase up to 45,792,000 (10 per cent) Lufthansa shares. This provides the company with an opportunity to make use, depending on the market situation, of attractive financing alternatives on the capital market. The previous 18 June 2002 authorisation to issue convertible bonds and/or stock warrants was cancelled at the same time.

The following other authorisations are also in place:

Authorised Capital A The 2005 Annual General Meeting resolved to create a new Authorised Capital A. This allows the Executive Board, with the consent of the Supervisory Board, to increase the nominal capital of Lufthansa AG by up to EUR 200m by single or multiple issues of new shares until 24 May 2010. In principle, existing shareholders have a subscription right that can be excluded in specific circumstances, however.

Authorised Capital B At the 2004 Annual General Meeting the shareholders approved the creation of a new Authorised Capital B for employee shares. The Executive Board is entitled, with the consent of the Supervisory Board, to increase the nominal capital of Lufthansa AG by up to EUR 25m by single or multiple issues of new shares until 15 June 2009. The shares are offered solely to employees of Deutsche Lufthansa AG and its affiliated companies. Existing shareholders have no subscription right.

Further capital market activities

Convertible bond A EUR 750m convertible bond issue with an annual interest rate of 1.25 per cent has been trading since 4 January 2004. The bond has a ten-year term. The conversion price is EUR 19.86 per Lufthansa share. Bond holders had their first opportunity to exercise a put option and make the bonds payable in January 2006. On 4 January 2006 Lufthansa repaid EUR 699m of the nominal amount of the convertible bond to the bond holders who had exercised the put option. In the financial year 40 TEUR of the bond were converted. The remaining part of the convertible bond is still outstanding on unchanged terms. The next opportunity to exercise a put option will be on 4 January 2008. The bond is listed on the Luxembourg Stock Exchange (Code 0140276618) and the Stuttgart Stock Exchange (ISIN XS0140276618).

Corporate bonds On 26 April 2006 Lufthansa successfully placed in the market a euro benchmark bond with a volume of EUR 500m and a seven-year term. The issuing yield was 4.625 per cent. The bond (ISIN DE000AOJQA39) has been traded on the Frankfurt Stock Exchange since 8 May 2006.

A EUR 50m jubilee bond (ISIN DE000A0EKFR2) has also been traded since 2005. A 20-year corporate bond and a five-year Amadeus GTD exchangable bond were repaid in 2006 in accordance with the terms and conditions of the bonds.

Result and dividend

In 2006 we were able to more than fulfil analysts' expectations. We earned an operating profit of EUR 845m and came significantly closer to our EUR 1bn target. A profit on this scale creates lasting value and gives us the leeway we need for further profitable growth. Our shareholders are also to benefit from the good result. That is why the Executive Board and Supervisory Board will be proposing to the Annual General Meeting on 18 April 2007 in Berlin the payment of a dividend of EUR 0.70 per share for the financial year 2006 or 40 per cent more than in the previous year. We are thereby continuing to pursue a dividend policy aimed at continuity. Distributions are geared first and foremost to the Group's operating performance and to Lufthansa AG's net profit for the year on which dividend payments are based.

Stock programmes for employees and executives

For many years our employees have had the option of choosing between cash and shares by way of sharing in the profits. Two alternatives are available for profit-sharing in shares. Employees can either buy traditional employee shares or purchase a larger number of shares with an interest-free loan as part of the "LH-Chance" participation model. This year, 40 per cent of German employees opted for a share-based form of profit-sharing.

In 2006 the Executive Board and senior managers were again able to participate in the "LH-Performance" share programme. The "LH-Performance" programme combines an investment in Lufthansa shares and an outperformance option. At the end of the programme participants receive a payment if the Lufthansa share price has fared better over the term than that of selected European competing airlines.

Non-contractual staff below management level was able to participate in the "LH-PerformanceAT" 2006 share programme again, which is similar to the programme for senior managers.

"LH-Performance" programmes are also continually monitored and assessed by investors and the media. Union Investment last year rated "LH-Performance" one of the best share programmes of all DAX30 companies for the fifth time in succession. We deal with the share programmes in detail in the Employees section on page 27.

Share indices and trading platforms

The Lufthansa share's international importance is also reflected in its membership in key indices. As a DAX share, Lufthansa is one of Germany's 30 largest listed companies. Its year-end weighting was 1.384 per cent, making it 19th (2005: rank 24). Dow Jones EuroStoxx, MSCI Euro and FTSE Eurofirst 300 are further indices that include Lufthansa. Our endeavours in the area of environmental protection and sustainability were again honoured by inclusion in the Dow Jones Sustainability Index World (DJSI) and the FTSE4Good Global Index. See our website for a comprehensive overview.

Almost unchanged on the year, nearly 95.95 per cent of Lufthansa shares were traded on the Xetra electronic trading platform. The volume of trading in Lufthansa shares in 2006 was 36.6 per cent above on the year, making it 24th among the DAX 30 companies, one digit better on the year before. In total 1,012 billion shares changed hands. In relation to the total number of shares (457.9 million) the turnover rate was 2.2. The most shares were traded in May (152 million) and June (96 million) and the fewest in September and December with 63 million and 60 million respectively.

In addition to Xetra trading, Lufthansa shares are traded on the floor of the Frankfurt Stock Exchange and at all German regional stock exchanges. In the United States investors can invest in Lufthansa as part of the Sponsored American Depositary Receipt Program. ADR trading volume currently amounts to about below 1 per cent of the equity capital.

The financial calendar with all key dates for 2007 and 2008 is on the last page of this report.

Corporate governance at Lufthansa

Unqualified declaration of compliance

The Lufthansa Executive and Supervisory Boards, meeting on 6 December 2006, issued the following Declaration of Compliance with the German Corporate Governance Code: "In accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG declare that the recommendations of the Government Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been complied with in full and will continue to be complied with in full". These recommendations and the Code's further suggestions, fulfilled voluntarily, are available to download from our www.lufthansa-financials.com website.

Management and control

The Lufthansa Group is a global aviation company with its head office in Cologne. Its management and monitoring structure is based on German stock law, codetermination and financial market law and on the German Corporate Governance Code. As a German stock corporation Lufthansa has the dual management structure that is common in Germany, with an Executive Board and a Supervisory Board. The Executive Board is responsible for the management of the company and controls the entire Group with its Chief Executive Officer, Chief Financial Officer and Chief Officer Aviation Services and Human Resources. Individual Group companies are in charge of their own business and results but are monitored by supervisory bodies on which members of the Executive Board are represented.

The Supervisory Board, elected in 2003 for a term ending with the end of the 2008 Annual General Meeting, appoints, advises and supervises the Executive Board. The aim of cooperation between the Executive Board and the Supervisory Board is to achieve a sustained increase in company value. The Executive Board regularly, timely and comprehensively reports to the Supervisory Board on development of business, strategic planning, income and profitability, risk provision and risk management. Reporting duties and a catalogue of transactions that require consent are laid down in the Executive Board's rules of procedure.

Members of the Executive Board and the Supervisory Board are personally liable to the company for damages resulting from negligent breach of their fiduciary responsibilities. Lufthansa has therefore taken out a D&O (directors' and officers' liability insurance) policy with appropriate deductibles for both boards.

The names of Executive Board and Supervisory Board members and their responsibilities, and the members and duties of committees set up by the Supervisory Board are listed on page 172.

Remuneration report

The structure of Executive Board remuneration weights three components more or less equally. They are the fixed annual salary, a variable annual remuneration component and remuneration with a long-term incentive and risk character that is based on the achievement of a satisfactory operating performance and an appreciable outperformance in respect of the Lufthansa share price.

For this purpose the remuneration structure provides, along with fixed annual salaries of EUR 700,000 for Mr Mayrhuber, EUR 500,000 for Mr Lauer and EUR 400,000 for Mr Gemkow, for a variable remuneration component that is based on the year-on-year improvement in operating result. Since 1 October 2006, Mr Mayrhuber has been entitled to a bonus of 0.1 per cent (increased from 0.085 per cent) and Messrs Lauer and Gemkow have been entitled to 0.07 per cent (increased from 0.05 per cent) of the year-on-year improvement in the consolidated operating result. The maximum variable component is being limited to twice the annual basic salary.

In 2006 the terms of the annual "LH-Performance" programmes (Share section, page 12), while retaining the fundamental programme structure, were amended, so that in the event of a 15 per cent outperformance over a period of at least three years a payment entitlement equivalent to the annual basic salary may be achieved provided that Executive Board members have invested up to EUR 60,000 (EUR 90,000 in the case of the CEO) in Lufthansa shares as part of the "LH-Performance" programme.

Furthermore, a contribution-oriented pension scheme has replaced the previous final salary-based

pension model, with Lufthansa retroactively since 1 January 2006 paying into an individual pension account contributions amounting to 25 per cent of total annual remuneration, excluding outperformance payments.

Individual remuneration of Executive Board members, subdivided into fixed and variable components, is outlined in the Annex on page 166. All three Executive Board members took part in the "LH-Performance 2006" programme. Mr Mayrhuber contributed shares of his own. Messrs Gemkow and Lauer purchased shares on the stock exchange.

Supervisory Board remuneration

Members of the Lufthansa Supervisory Board are paid a fixed annual fee of EUR 20,000 for exercise of their duties. In addition, they receive variable remuneration of EUR 1,000 for each EUR 0.01 dividend per share in excess of EUR 0.25 per share of the dividend paid to shareholders as agreed by the Annual General Meeting. The Supervisory Board chairman receives three times, the deputy chairman one and a half times this amount. Each member of a committee is paid 25 per cent and committee chairmen 50 per cent of these amounts. These payments are only made, however, if the committee has met at least once in the financial year. Supervisory Board members are also paid expenses, especially travel expenses, and an attendance fee of EUR 500 per meeting. The remuneration paid to individual Supervisory Board members is listed in the Notes to the Consolidated Financial Statements on page 169.

Directors' dealings: share trading by Executive and Supervisory Board members

Members of the Executive Board and Supervisory Board are required by Section 15 a of the German Securities Trading Act (WpHG) to register the purchase or sale of shares in Lufthansa AG once their combined total exceeds EUR 5,000 in a calendar year. All registered share transactions are published by EquityStory AG and on our www.lufthansa-financials.com website.

On 27 October 2006 Stephan Gemkow and Stefan Lauer each purchased 6,779 Lufthansa shares at a share price of EUR 17.70. Dr Holger Hätty, a member of the Passenger Airlines Board, and Carsten Spohr, a member of the Passenger Airlines Board until 15 January 2007, each purchased 3,216 Lufthansa shares on the stock exchange at a share price of EUR 17.70.

No Executive Board or Supervisory Board member holds shares, options or derivatives amounting to more than 1 per cent of the shares issued. The total holdings of all members of the Executive and Supervisory Boards do not exceed 1 per cent either. Numbers of shares in the current option programmes held by Executive Board members are listed on page 166.

Transparency in financial communication

Lufthansa informs investors, shareholders, analysts and the public equally and in a timely manner. Annual and interim reports, adhoc releases as per Section 15 WpHG, financial calendar and further information are available on the Internet in German and English.

At Lufthansa the requirements of the Investor Protection Act (AnSVG) are fulfilled by the Compliance Office, which ensures that new statutory requirements are implemented and observed. It also maintains the insider directory that lists all persons with access to insider information. In addition, an adhoc clearing committee consisting of representatives from various specialist departments monitors the adhoc relevance of facts and issues.

The annual document required by Section 10 of the Securities Prospectus Act and including all statutory notifications in respect of the stock exchange and securities that Lufthansa publishes in the course of the financial year is available on the Internet.

Reporting and year-end audit

Lufthansa prepares its consolidated financial statements and interim reports in accordance with the International Financial Reporting Standards (IFRS), taking into account the recommendations by the International Financial Reporting Interpretations Committee (IFRIC). Deutsche Lufthansa AG's statutory individual financial statements on which taxation and profit distribution are based are drawn up according to the German Commercial Code (HGB). PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, was appointed to audit the financial statements for 2006. The auditors' statement of independence was noted by the Audit Committee. The Supervisory Board has requested that the auditor notifies it of any grounds for disqualification or conflict of interest or material findings and events arising during the audit that may be in conflict with the declaration of compliance made by the Executive Board and Supervisory Board. Fees charged to Lufthansa for the financial year 2006 are listed in the Notes to the Consolidated Financial Statements on page 170.



Ladies and Gentlemen,

the economic development of Deutsche Lufthansa AG and its Group and affiliated companies was the main focus of discussion at Supervisory Board meetings. The Executive Board informed the Supervisory Board in a timely manner about the competitive environment, all major corporate policy decisions and the business policy that it was planning, including the planned capital expenditure, financing and equity acquisition projects.

In the core business segment Passenger Transportation the Supervisory Board approved orders of 32 long-haul and 30 short-haul aircraft. Other important decisions concerned the procurement of spare engines, the leasing of five long-haul aircraft by SWISS and the taking over of fuel price hedging for SWISS. The Supervisory Board also approved plans to reconstruct and adopt a new concept for the Lufthansa training centre in Seeheim.

Future strategies in the charter and no-frills areas were also discussed in detail. At an extraordinary meeting held in January 2007 the Supervisory Board also discussed in detail the contents of the letter of intent agreed with KarstadtQuelle AG on the sale of Lufthansa's shareholding in Thomas Cook AG. The transaction was approved at the accounts meeting in March 2007.

With respect to the company's subsidiaries the MRO business segment was the subject of a detailed presentation. The cartel authorities' investigations at Lufthansa Cargo AG in connection with unlawful price fixing with competitors were also discussed. The Supervisory Board approved the sale of the majority in the special logistics company time:matters held by Lufthansa Cargo.

The Supervisory Board was briefed on the temporary increase in the proportion of shares held by foreign investors to more than 45 per cent by the end of the year and on the options afforded by the German Aviation Compliance Documentation Act to maintain the shareholder structure presupposed by the EU directive 2407/92 and bilateral air traffic agreements. Finally, the Supervisory Board was informed on a regular basis about derivatives trading and the funding and returns of the Lufthansa pension fund.

In 2006 the Supervisory Board met four times. No Supervisory Board member attended fewer than half of the meetings. Between meetings the Supervisory Board was kept informed by written reports. The chairman of the Supervisory Board reviewed the minutes of the Executive Board meetings and discussed in regular talks with the chairman of the Executive Board in particular matters of business policy and strategic issues. The Supervisory Board has drawn up rules of procedure specifying the Executive Board's reporting duties and a list of businesses requiring Supervisory Board approval.

The Nominating Committee of the Supervisory Board met four times. The adjustments to the Executive Board's remuneration structure agreed by the Nominating Committee from October 2006 were presented to the Supervisory Board in December.

After nearly eight years as Chief Financial Officer Dr Karl-Ludwig Kley left the Company at his own request on 31 May 2006. Dr Kley rendered outstanding services to the Company with his contribution, made with great know-how and commitment, toward safeguarding the Group financially. His successor as CFO is Mr Stephan Gemkow, who has been in office since 1 June 2006.

There were no appeals in the year under review to the Arbitration Committee required by Section 27 Para. 3 of the German Codetermination Act.

The auditors appointed by the 2006 Annual General Meeting to audit the Company's accounts and the consolidated financial statements, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft,

Düsseldorf, were instructed by the Supervisory Board to audit Lufthansa's annual and consolidated financial statements, management reports and risk management system. The Audit Committee, which met twice in 2006, noted the statement of independence submitted by the auditors and agreed to the focal points of the audit. No conceivable causes for disqualification or bias came to light during the audit.

The consolidated financial statements were drawn up in accordance with the International Financial Reporting Standards (IFRS). The auditors audited the annual and consolidated financial statements of Deutsche Lufthansa AG and the management reports to 31 December 2006 in accordance with statutory requirements and issued an unqualified audit opinion. The auditors also confirmed that the risk management system put in place by the Executive Board is suitable for the purpose of identifying at an early stage any developments that might jeopardise the Company's survival as a going concern. The Audit Committee was briefed in October on the further development of the Lufthansa Group's risk management system.

In February 2007 the Audit Committee discussed the preaudit findings in detail in the presence of the auditors, the chairman of the Supervisory Board and the Chief Financial Officer. The auditors delivered their audit reports to the Supervisory Board in due time for its 7 March 2007 balance sheet meeting. The balance sheet meeting was attended by the auditors who signed the audit report. They gave a report on their audit findings and were available to answer queries.

The Supervisory Board carefully examined in detail Deutsche Lufthansa AG's annual and consolidated financial statements, the management reports and the proposed appropriation of earnings and raised no objections. The annual and consolidated financial statements were approved. Deutsche Lufthansa AG's annual financial statements for 2006 were thereby approved as drawn up by the Executive Board. The Supervisory Board agreed to the proposed appropriation of net profits for the year.

The Supervisory Board performed its statutory duties and the tasks incumbent upon it according to the Articles of Association and rules of procedure throughout the financial year. It supervised the Executive Board's management, accompanying it with its advice. It was informed about the work of the committees at the beginning of each Supervisory Board meeting. In December the Supervisory Board reviewed the efficiency of its work and jointly with the Executive Board issued an updated and unqualified declaration of compliance with the German Corporate Governance Code. During the audit the auditor did not come across any facts that suggested the declaration of compliance might be incorrect.

In 2006 there were no conflicts of interest requiring disclosure. Solely Dr Zumwinkel left the committee room during the discussion of the state of negotiations on the sale of Lufthansa's shareholding in Thomas Cook AG as he is also a member of the KarstadtQuelle AG Supervisory Board.

At the end of June 2006 Dr Josef Ackermann retired from the Supervisory Board. In accordance with Section 104 of the German Stock Corporation Act (AktG) his place was taken by Deutsche Bank Supervisory Board chairman Dr Clemens Börsig until the next Annual General Meeting on 18 April 2007. The Supervisory Board would like to thank Dr Ackermann for his work and his support and for the responsibility that he bore during his years on the Supervisory Board.

The Supervisory Board would like to take this opportunity to thank the Executive Board members, senior management, works councillors and staff of all Group and associated companies for their personal contribution toward the success of financial year 2006.

Cologne, 7 March 2007



The Supervisory Board
Jürgen Weber
Chairman

Achievements

- We grew profitably in 2006. Revenue and results rose, especially in the core business segment Passenger Transportation.
- We earned our capital costs and increased our company value.
- We took important decisions for core business growth. SWISS is a good example of how we can integrate new partners into the Group successfully.
- Our financial profile was strengthened further. Our equity ratio grew to 25.2 per cent and our rating was improved.

→ Objectives

1. Grow profitably and create value

   We aim to continue the road to profitable growth and create values in the process – for Lufthansa, its shareholders, customers and staff.

2. Strengthen core business

   We plan to continue strengthening and expanding our core business segment Passenger Transportation. Focusing on the respective core competency we will also make a point of developing growth in every single segment.

3. Secure financial leeway

   We aim to consolidate our financial strength in order to secure our growth and maintain our strategic options for action.

1 bn

EUR operating result target by 2008

1.23bn

EUR cost savings through the "Action Plan"

30%

equity ratio target



Strong in the market – Strong in financial clout

Our strategy describes how we will be unfolding our potential in the future and how we plan to manage and develop the Group in the long term – to the benefit of our shareholders, customers and staff. We aim to strengthen our leading position. To do so we need the right positioning and financial strength. They will give us the financial flexibility we need and provide cover from risks.

Size is not a value in itself for us

Our vision is to become the leading network carrier and to continue to grow. But for us, growth is not a value in its own right. Growth must always be profitable too – a target that we aim to achieve by focussing on our core competences, and especially on Passenger Transportation. Lufthansa is to become the most attractive and most profitable airline with a global offer.

Lufthansa Passenger Airlines are the Group's nucleus. It has enormous growth potential. Around the world air traffic is expected to grow by 5 per cent p.a. for the next years. Asian markets are showing even stronger growth. We are prepared for this. Lufthansa is well positioned. We are focussing on China and India in particular, but we also target the growth markets in Eastern Europe. Lufthansa continues to be one of the driving forces behind the Star Alliance, the world's leading aviation alliance. In 2006 it achieved further strength with SWISS and South African Airways. Further growth is heading east. With Air China and Shanghai Airlines we were the first aviation alliance to attract two strong partners in China. Next year Turkish Airlines is also set to join, thereby opening up another important market for the Star Alliance. We expect that to give a further boost to the enlargement of our network in the course of our Multi-Market strategy.

"Consistent alignment to profitability and our respective core competences is paying off. The market response underscores our strategic alignment. We have become better, bigger and more profitable. And we are investing in the future."
Wolfgang Mayrhuber

We mainly plan to grow organically. In the course of the year our fleet grew by 18 to 430 aircraft. In addition, we took important decisions for expanding and modernising our fleet for both intercontinental and continental traffic.

We will develop our two hubs Frankfurt and Munich consistently within our Multi-Hub strategy into subsystems with operational and entrepreneurial responsibility. We are also taking forward our support for regional markets beyond the hubs. In these markets our "betterFly" programme has met with such a strong response that we have extended it area-wide on European routes.

Lufthansa – a premium brand

Our brand is one of our most important competitive advantages. Lufthansa is a premium brand that we intend to continue strengthening. With our Multi-Product approach we offer à la carte mobility to our customers – from budget to first class – in tried and trusted Lufthansa quality. By improving and extending our lounges and our quality on-board service we are underscoring our claim to be the market leader in the premium segment. Lufthansa Private Jet also serves the individual air travel segment "right at the top". This focus is paying off. The proportion of premium passengers in longhaul traffic has risen constantly since the programme was launched, and the proportion of revenue from this segment is also rising continuously in a growing market. Since March 2005 SWISS has complemented the Group. With its quality and service claim it is an ideal partner of our brand strategy "House of Brands", and not just in the premium segment. Furthermore, our subsidiary Germanwings represents the Group successfully in the no-frills segment.

The business segments

Besides the strategic business segment Passenger Transportation Logistics, MRO, IT Services, Catering and until December 2006 Leisure Travel are further business segments within the Group. The importance of these segments depends mainly on their ability to support the further development of the core business, respectively on the extend their strengths complement the core competences.

Lufthansa Cargo holds as a logistics enterprise an important position in the leading group of air freight companies. It is established on similar competencies as the Passenger Transportation segment and relies on close partnerships with its customers. It has geared its products and procedures to their needs. Furthermore, it is reducing the complexity of the services offered, with fewer products, fewer variations and booking systems that are easy to use.

Lufthansa Technik's strategy is oriented towards growth, which it generates with customers outside the Lufthansa Group in particular. Sales and production are being further internationalised and new customers worldwide are acquired. A special focus is on the growth markets of East Asia and America.

Lufthansa Systems is also closely interlocked with Lufthansa Passenger Airlines and other Group companies via its IT services. Its growth is increasingly taking place outside the Group.

Catering as a business segment plays a limited role in supporting and developing the core business. LSG Sky Chefs is well positioned and is looking for solutions that will enable the company to grow with strong earnings and promote its development but also take the Group's focus strategy into account.

All business segments aim to and are intended to grow. In some cases this requires considerable investments. With limited funds available the Group must, however, set priorities. To take the company's growth forward we are therefore also assessing solutions outside of the Group.

In December 2006, for example, we parted company with the Leisure Travel segment and signed a memorandum of understanding with KarstadtQuelle on the sale of our shareholding in Thomas Cook. We did so to improve the Lufthansa Group's positioning by adjusting the portfolio and to enable Thomas Cook to secure long-term growth prospects.

The Key Issues for the Upcoming Changes

Mega-trends as drivers of change	Key issues and subjects of activity
Globalisation	**Consolidation** • Enlargement Star Alliance • Integration SWISS etc.
Deregulation	
Shareholders' prospects	**Segmentation** • Multi-Product, Multi-Brand • Multi-Hub, Multi-Market
New business models	
Internet and IT	**Focussing** • Lufthansa Group • System Partnerships
Innovations	

Interferes in our process of change
- Regulatory influence
- High barriers for market exit
- Expectations of unions
- Monopolistic suppliers

Growth – both an opportunity and a responsibility

Growth brings opportunities – for customers, staff and shareholders in equal measure. It does not always make sense to concentrate solely on organic growth opportunities. Sometimes it can be more appropriate to take over existing market participants. But in the process we also bear considerable responsibility. Acquisitions of this kind must be strategically meaningful. They must fit into our concept and must also be profitable. With SWISS we have proved that we can combine the two in acquisitions. The synergies we have achieved in the meantime exceed our planning significantly by which SWISS too has benefited. In 2006 it broke even and continues on an upbeat trend.

We are well aware that surplus capacities are bringing pressure to bear on the European market. That is why the industry must continue to consolidate. Smaller airlines in particular will need to review their business models in the medium term, and now that we have seen the first mergers, more will be expected. We are observing this trend carefully and will continue to make use of possible chances. But the preconditions must be right. Potential partners must be a strategic match and they must live up to our commercial expectations.

Our success with disposals is presentable. In 2005, for example, we made book profits totalling EUR 289m from the sale of Amadeus and Loyalty Partners. In 2006 we have sold the majority our shares in time:matters, a specialist in logistics, as our subsidiaries must also focus on their core businesses. The book profits from this sale totalled at EUR 29m. At Thomas Cook we have initially focussed quite deliberately on reorganising the company. We have succeeded. Thomas Cook has successfully completed the reorganisation phase. The now signed agreement with KarstadtQuelle for the sale of our stake will result in a book profit of around EUR 500m. Furthermore, it safeguards the growth potential of Thomas Cook. Future disposals will need to be measured by this yardstick.

LSG Sky Chefs has also reorganised successfully. It is back in profits and has thereby increased substantially its strategic options for further development. The business segment, the Group and the shareholders benefit in equal measure. We aim to continue to enhance the value of the company – with internal funding or in other constellations – but this presupposes that they must be a rewarding alternative to the positive development within the Group.

Cost reduction – a never-ending story

In 2006 we achieved our profitable growth target in full. We boosted revenue by 9.9 per cent and improved our operating result by 46.4 per cent. Our operating margin rose to 4.3 per cent. Gratifying though that may be we are still not entirely satisfied. If we are to achieve our objective of playing right at the top of the prime league, it is essential for us to further improve our cost structure. We have set about this task energetically and our target by 2008 is an operating result of EUR 1bn. Therefore cost reduction is an issue that will continue to concern us in 2007.

Not least due to the commitment shown by all business segments and their employees that we have been so successful so far. Each business segment developed its own programmes. At Lufthansa Cargo, for example, the "Excellence + Growth" programme aims to make a contribution of EUR 233m to the operating result by the end of 2007, while LSG Sky Chefs has cut its costs further by means of its "Triangle" and "Lean Total Direct Cost" programmes. Lufthansa Technik's "Perspektiven Technik" programme is expected to achieve a sustained and effective cost reduction of EUR 243m from 2007. The Group's "Action Plan" for 2004 to 2006 was brought to a successful conclusion. Its target was to achieve a sustained cost reduction of EUR 1.2bn within three years. We achieved an actual cost reduction of EUR 1.23bn. Particularly the internal and external suppliers contributed significantly. Thus, the distribution expenses for instance as well as fees and charges of newly negotiated contracts were reduced. By means of these programmes we were able to reduce our pool of costs by a total of EUR 438m in the reporting period. Yet fuel and fees continue to be cost drivers on which we can exercise only limited influence. This shows how important compensatory measures were and will continue to be. That is why we will continue to focus on making processes leaner and on cutting costs.

Committed to create value

To grow, we must invest. To invest, we need capital providers whose funding earns them appropriate, meaning in line with the market return. We are committed by our value-oriented Group management principle to live up to this claim and to create value at the same time. Since 1999 value creation at Lufthansa has been measured in terms of cash value added (CVA). CVA is the difference between the cash flow earned in the course of a year and a minimum cash flow based on the weighted costs of the capital invested. If the cash flow earned is higher than the minimum cash flow, we have earned a positive CVA and created value. In the context of value-oriented Group management we also judge our investments by whether they can cover overall capital costs. In addition, CVA is the key target figure for performance related management remuneration.

In 2006 we earned a CVA of EUR 552m, 43 per cent more than in the previous year. All business segments except Catering earned their capital costs. Following the successful restructuring in the Catering segment we anticipate a positive CVA from 2007.

"For us, three points characterise a sound balance sheet: appropriate equity capitalisation, a low level of indebtedness and adequate liquidity. They create confidence among our investors, ensure us of a high degree of independence even in critical situations and save us financing costs. That is why financial and balance sheet strategy is for Lufthansa the highest form of risk management and precaution."
Stephan Gemkow

The cornerstones of our financial strategy

To secure and implement our growth strategy profitably we need, in addition to the right strategic considerations, financial coverage for our investment capability. Financial flexibility is therefore an essential prerequisite for possible strategic courses of action. At the same time Lufthansa does business in a cyclical and volatile industry and must ensure its growth. We pursue this target by means of our financial strategy. Its cornerstones are the safeguarding of the Company's profitability, liquidity, stability and financial flexibility. To achieve this canon of objectives we have defined specific targets.

To hedge our funding requirements from cyclical fluctuations and volatile financing markets Lufthansa maintains a strategic minimum liquidity of EUR 2bn. Appropriate liquidity is also a fundamental assessment criterion for our creditors. Our focus in investing funds is on purpose-oriented availability.

In addition, Lufthansa aims to achieve a sustained strengthening of its capital structure. In the medium term our equity ratio is to rise from the present 25.2 per cent to 30 per cent. Along with appropriate retained earnings the funding of pension liabilities commenced in 2004 here plays a special role. Over a period of 10 to 15 years they are to be fully funded by a trust model to pension payments safeguard on a lasting basis.

To remain financially and operationally flexible we aim to keep a large proportion of unencumbered aircraft owned by the Group. On the 2006 balance sheet date about 83 per cent of the Group's fleet capacity– measured by the maximum take-off weight (MTOW) of the aircraft – was unencumbered.

Another essential cornerstone of our financial strategy is the safeguarding of Lufthansa's investment grade rating. Our good credit rating creates confidence among investors and lenders. Viewed in this light we can make successful use of the capital market and enlarge our investor base internationally. Our credit rating is the precondition for maintaining the necessary financial flexibility and limiting financing costs. We are the only European airline to hold investment grade ratings by Moody's and Standard & Poor's. In November 2006 Standard & Poor's revised its outlook and our short-term rating upward in view of the good course of business in 2006.

Financial risks are managed in the Group by means of an integrated end-to-end risk management programme. In foreign exchange and fuel price hedging we differentiate between risks and also hedge on the basis of rules so as to minimise price fluctuations. In interest rate management we take the industry-specific dependence on cyclical changes into account by weighting variable interest rates more strongly. In keeping with our target corridor we currently pay variable interest rates on about 85 per cent of our financial liabilities.

Finance strategy supports strategic Group development


A strong financial profile
provides financial flexibility
enables strategic flexibility
ensures sustainability
Examples:
• Minimum liquidity reserve of €2bn
• Strong balance sheet
• Investment grade ratings
• Unencumbered fleet (83% in MTOW as of Dec 2006)
• Systematic risk management with structured approach
I. Liquidity
II. Stability
III. Flexibility
The pillars



Achievements

- We have continued to grow and have thereby been able to create 1,600 new jobs.
- We have made our working conditions more flexible and thereby boosted both productivity and employee orientation.
- Lufthansa is the first company to offer commercial training with a bachelor's degree course at the European Business School.
- Senior management positions have been filled from the ranks of internal applicants. That is a sign of sustainable and prudent management staff development.
- "LH-Performance" share programme was awarded a leading place for the fifth time in succession by experts.

→ Objectives

1. Attractive by means of flexible working methods

   We are striving towards even more flexible and thereby more productive working methods. This benefits the Company and makes it even more attractive for existing and potential employees.

2. Expansion of shared services

   We plan to pursue the shared services concept further and thereby enhance efficiency.

3. Development of new forms of recruitment

   We aim to make our human resources management even more international in alignment. That applies to new forms of recruitment and, above all, to staff qualification and in-service training.



97,500

applications in 2006

94,510

employees from 145 countries

25.7%

part-time employment quota

High levels of motivation and flexibility demonstrated

Lufthansa enjoys a good reputation amongst young people in the labour market. New wage agreements and working time models make work more flexible – to the advantage of staff and of the Company To further optimise human relations the HR Shared Services Centre has been further enlarged. In the China growth market Lufthansa has signed cooperation agreements with several universities to ensure the supply of potential recruits. We promote our staff by means of vocational and in-service training. "Value is created by respect.", Stefan Lauer.

In the service sector, customer satisfaction and customer loyalty are strongly dependent on the quality of personal contacts between staff and customers. Lufthansa enjoys a good reputation – not only with our customers but also among young people in the labour market. Last year we received around 97,500 job applications, nearly twice as many as in the previous year. An employer's attractiveness is subject to change. It is not just customers' attitudes and expectations that change; so do requirements of the job and the employer. That is why our HR work begins with measures to ensure that Lufthansa continues to be an attractive employer and to target and select the right staff. We ensure by means of vocational and in-service training that staff are equipped for change, are motivated and have adequate opportunities for development or change. We want our staff to be committed and to develop their strengths to the full. Jointly with them we create solutions and free space in which to reconcile operational matters and private requirements. And we make our future secure by means of a bundle of measures to recruit qualified and motivated young people. That is especially important for the Company's further internationalisation. At the end of 2006 the Lufthansa Group employed 94,510 staff from 145 countries.

Wage agreements make work more flexible

New wage agreements made work even more flexible in 2006. Customised solutions that made it possible to respond flexibly to the requirements of the respective competitive environment were found for the business segments and flight operations. We have thereby laid the foundations for maintaining existing jobs and, in the event of growth, creating new ones.

In addition to the wage settlements concluded in 2005 for ground staff at Lufthansa and LSG Sky Chefs, we were able in 2006 to negotiate new, competitive wage settlements for the Logistics, MRO and IT Services business segments too. The previous uniform wage system for the Group has now been replaced by four separate, administratively simplified agreements that are geared to the respective competitive environment. What they have in common is that salary development is more strongly geared to qualification and career development.

As part of the "Action Plan", long-term wage agreements were negotiated between 2004 and 2005 for all employee groups – ground, cabin and cockpit staff – that have both enhanced productivity and stabilised costs. When the rounds of wage freezes for cockpit staff expired, the parties to collective bargaining agreed after arbitration in June 2006 to a wage settlement for cockpit staff in 2006/07 that is regarded as reconcilable both in Germany and internationally. An 18-month wage agreement provided for a 2.5 per cent pay increase from 1 July 2006 and a further 1.5 per cent from 1 March 2007. For further flexibility the share of the variable wage component that depends on the number of hours flown

was augmented, thereby improving response options in the event of bottlenecks. Longer working hours and other points were agreed to make use of growth opportunities and increase cockpit productivity.

Attractive profit-sharing schemes

We want our staff to share in the Company's success. Profit-sharing for staff to whom wage agreements apply consists of a business segment-related cash component and a Group programme. As part of profit-sharing across the Group, staff can choose between payment in cash and two share programmes – traditional employee shares or the purchase of a larger number of shares by means of an interest-free loan. In the financial year 2006 40 per cent of German staff opted for one of the two share programmes.

Senior management and non-contractual staff below management level receive in addition to their fixed salaries a performance-related variable remuneration. LH-Bonus, the performance-related scheme for management staff, establishes also an individual link with Lufthansa's value-oriented corporate management. The variable amount paid depends largely on value creation by the Group and in the respective business segment on the basis of CVA (cash value added – see Management Report, page 79). In addition, management staff and superiors are set individual targets. Along with financial incentives the focus is on customer orientation and leadership qualities.

Results "LH-Performance"

	Expiry of programme	Outperformance in %
LH-Performance 1997	2000	75
LH-Performance 1998	2001	75
LH-Performance 1999	2002	29
LH-Performance 2000	2004	13
LH-Performance 2001	2005	– 7.8
LH-Performance 2002	2006	– 5.0

In 2006 Executive Board members, senior management and non-contractual staff below management level were again able to participate in the "LH-Performance" share programme. The programme was on offer for the tenth year in succession. Its basic structure is unchanged. Participants must invest funds of their own in Lufthansa shares, with Lufthansa offering a discount and an outperformance option. For the duration of the agreement the development of the Lufthansa share price is measured against that of a selection of European competitors. After Air Berlin went public its shares were included in the comparative selection this year. If the Lufthansa share fares better than the selected competitors, "LH-Performance" participants receive an option payment that is calculated on the basis of a maximum 30 per cent outperformance.

30 per cent of Lufthansa management staff opted in 2006 to take part in the programme. "LH-Performance" has continuously fulfilled capital market requirements ever since the programme was initiated. Union Investment gave "LH-Performance" another top rating in its annual survey.

Attractive to qualified talents

Along with an exciting job and good promotion prospects, our profit-sharing schemes are intended to serve as a further incentive to attract qualified talents to us. Supply is still far in excess of demand in the labour market, but in line with demographic trends in Europe this state of affairs is set to change, and qualified talents will become few and far between. Our starting point is good, however. Lufthansa is one of Germany's favourite employers and the number of job applications we receive is on the increase. In 2005 about 46,000 young people applied to us for a job; in 2006 nearly twice as many applied. To deal with these enquiries swiftly and in a targeted manner, applicant management and staff selection have been digitalised. Today 96 per cent of applications are channelled via the Internet.

In addition, talent management is now in place as an innovative recruitment and retention concept. Applications from highly qualified prospective employees are no longer related to a single job vacancy. Especially at times when HR requirements are low, they are kept in a talent pool. That enables us not only to enter into a long-term dialogue with qualified applicants but also bonds these talents to Lufthansa for a possible job at a later date.

University marketing also in America and China

In the past years Lufthansa has built up successfully cooperations with German universities with international focus, like the European Business School in Oestrich-Winkel or the WHU Otto Beisheim School of Management in Vallendar close to Koblenz and recruit by this some high potentials. To recruit highly qualified students also abroad for our further growth, we have set up an international university marketing system in recent years. We have signed cooperation agreements with US universities MIT (Boston) and Thunderbird (Phoenix) and in 2006 we signed up further partners in China. Tongji and Fudan Universities (Shanghai) and Tsinghua University (Beijing) will in future cooperate closely with Lufthansa in, for example, allocating internships or recruiting suitable students. Our aim is to make Chinese graduates feel excited about Lufthansa, to recruit them as employees and to win their loyalty to us, wherever possible on a long-term basis. HR strategy is therefore following in the footsteps of the Group's corporate strategy. Training and retaining local youngsters is a flanking measure to orient the Lufthansa Group to the Asian growth markets.

Focus on training

Lufthansa invests in training its staff. We offer young people nearly 40 vocational training courses, including a growing number of integrated and in-service degree courses. In 2006 we hired about 308 apprentices, nearly as many as the previous year. There were also 1,600 new service professionals who are being trained at Lufthansa to work as flight attendants or in passenger service at Lufthansa stations. A total of 204 trainee pilots started commercial pilot training at the Bremen Pilot School.

We have adopted new approaches to commercial training and combined it with a course of study at the European Business School. In this way aviation business trainees can study for a Bachelor of Science in Aviation Management.

We take our brief to provide in-service training seriously. The world is constantly changing and with it the technologies that we use and the markets in which we do business, not to mention the attitudes of the customers we look after. That is why the Corporate College of the Lufthansa School of Business launched the "Fit for Change – Managing Volatility initiative" and organised six events for 700 staff from all areas of the Company between September 2005 and February 2006. The focus at these events was on information and discussion of the latest strategic issues with the top management. In addition, tools and approaches that help to manage change successfully and positively were taught in practice-oriented workshops.

Another example from the in-service training programme is our roughly 900 different e-learning programs. In 2006 a total of 1,700 hours of teaching was devoted to topics such as health and safety at work, air traffic and security. E-learning now accounts for nearly a third of the total volume of training on offer.

Also in 2006 construction works for the redevelopment of our Lufthansa training centre in Seeheim started, that is to become a new designed convention centre in 2009.

Mutual understanding in the age of globalisation

For management staff our in-service training academy, the Lufthansa School of Business, has developed a range of management programmes that deal with topical subject categories. In the wake of global trends and the debate on cultural differences, internationalisation was chosen as a special focus of development measures in 2006. In all programmes we take care to integrate participants from companies that have recently joined the Group in order to encourage networking and reciprocal enrichment. This includes targeted exchanges with Lufthansa staff who have international experience or the use of instructors with different cultural backgrounds.

We set great store by developing active and potential managers in accordance with their qualifications and their development potential. Spectrum, a database set up across the Group to help with this task, lays the groundwork for personal development plans for managers, improves staff selection and development workflow and assists in succession planning across the Group. It is based on annual "Corporate Management Grading" (CMG). CMG records in a uniform manner throughout the Group managerial potential and performance. In 2006 it was extended to include potentials who have yet to achieve managerial status. The many senior management positions awarded to internal applicants testify to our sustained and prudent management development policy.

Close interlinking of central and decentral HR-tasks

All these measures are embedded in an overriding Group HR policy. HR work within the Group is organised taking into account both structures that are growing more decentralised and heterogeneous and productivity requirements that have grown more exacting. The intention is therefore to encourage decentralised, local staff management while at the same time promoting cohesion among Lufthansa Group companies.

Quality and cost considerations must also be taken into consideration. That is why concurrent workflows and processes are standardised and bundled by our HR Shared Services. Many of these processes have meanwhile been digitalised and can be used swiftly and economically via our eBase intranet platform. Other internal processes and workflows will follow. Knowledge management across the Group has also been centred on eBase.

We are therefore aiming not only at an economic optimum but also at reliably usable services for staff and management. Close collaboration between local staff management and central specialists ensures that HR policy instruments are used and developed further. The introduction and development of efficient seminal working time models has been taken forward within the Group. Flexible working time models, for instance, have been implemented successfully within the Group, in some areas working time on trust models have been launched and procedures to check working times have been refined.

A new "home" for 1,800 Lufthansa staff

Since July 2006 the Lufthansa Aviation Center (LAC) has been the new home of 1,800 Lufthansa head office staff. The light-flooded corridors and offices provide a friendly and modern atmosphere that encourages communication and creativity. The building radiates openness and transparency inside and out. That is why flexibility, openness and communication skills are attributes that are ascribed to the new head office. Inviting, practical, helpful with lots of offers and chances – that stands for the new working ambience and lounges, meeting high acceptance of our employees.

We promote compatiblity of professional and private life

Promoting the reconciliation of professional and private life plays a major role in our HR policy. Jointly with their superiors and colleagues, staff develop solutions to harmonise work requirements and private needs. In addition to the possibility of taking leave for special tasks such as nursing and looking after family members, Lufthansa has a wide range of part-time jobs. Jobs on offer are based on different models using different numbers of working hours and structures. At the end of 2006 the part-time employment quota in the Lufthansa Group was 25.7 per cent, and one part-time worker in three was male. Furthermore, Lufthansa has a family service that offers assistance in looking after children, older people and people with disabilities.

Lufthansa employees are also protected in old age

Provision for our staff in old age is an important mainstay of our personnel policy. In this connection we have accordingly begun to underpin our pension commitments with special security funds with a view to outsourcing them out of the Group balance sheet into a trust model within 10 to 15 years. The funds are separated from Lufthansa's other business assets via a trust model and invested for the sole purpose of fully financing future company pension payments. Our staff thereby benefits from an additional protection of their company pension entitlements that is in line with international standards. Pension commitments are to be totally outsourced from the balance sheet before 2020.

Pension funding in %


11.7
19.1
27.6
37.8
48.7
60.1
72.2
2004
2005
2006
2007 1)
2008 1)
2009 1)
2010 1)
Liabilities
Funded

Assumptions:
- Unchanged DBO (Defined Benefit Obligation), incl. unrecognised actuarial losses.
- Expected return 5.73 per cent p.a.

1) Expected development.

We are committed to striking a balance

"Economic success and a corporate policy that is geared to sustainability and environmental protection are closely interlinked. Only through the harmonious interaction of the four pillars economy, environment, social and corporate responsibility can a growth-promoting corporate culture be maintained and the Group's sustained economic success be assured. And that is our objective." Wolfgang Mayrhuber

Economic basis

Lufthansa has positioned itself vis-à-vis the competition with a clear strategy. We want to become the most attractive and most profitable airline with a global offer. Sustainable profitability and a strong financial profile provide the foundation for the necessary growth path and at the same time guarantee its continuation. We gear our business to our customers' wishes and offer our staff an attractive working environment. Punctuality, reliability and the maintenance of high safety standards are the basis on which we must earn customer confidence. In dealings with suppliers our focus is on long-term optimisation of the price-performance ratio in a market governed by fair competition. We set great store by responsible and transparent management. It is an important precondition for earning and retaining the confidence of investors, staff and the general public. As an international airline we are also subject to entrepreneurial and industry-specific risks. That is why risk management is a primary task for heads of all business units and for process and project managers at Lufthansa Group companies.

Environmental management

At Lufthansa, sustainable management has a tradition and is a corporate objective. We have had binding guidelines on environmental precautions for over ten years. This is also recognised by financial experts. Lufthansa was in 2006 again rewarded as an exemplary company in the most important Sustainability Indices. We have achieved a lot and are carrying on this work because good environmental management is also a guarantee of economic success. Since 1991, for instance, we have increasingly succeeded in decoupling our transportation services from effects on the environment. Over this period our transport volume has more than doubled, yet our kerosene consumption has risen by only around 50 per cent. We intend to continue this trend. On average, aircraft ordered in 2006 will run on about 33 per cent less fuel than previous models, including a reduction in specific carbon dioxide (CO_2) emissions at the same time.

Although global aviation accounts for 3 per cent of the world's carbon dioxide (CO_2) emissions only, Lufthansa, like the entire aviation industry, feels duty

Four pillars for climate protection

1. Technological progress	2. Improved infrastructure	3. Operational measures	4. Economic instruments
• Innovations in aviation and engine technologies • Alternative fuels	• More efficient use of air space • Needs-adapted airport infrastructures • No subsidies for micro-airports	• More efficiently-sized aircraft • Optimised flight routes and speeds • Optimised processes on the ground	• Globally designed trade of emissions rights to complement the other three pillars, which have priority in any case

bound to limit its output of greenhouse gases. Together with industry associations we favour an integrated overall global concept. This concept is based on a four-pillar model consisting of technical progress, improvements in infrastructure, operational measures to boost efficiency and complementary economic instruments such as global emissions trading and incentives. With measurements like e.g. improving the air traffic management carbon dioxide emissions can be reduced swiftly and efficiently.

"Single European Sky" is more effective than emissions trading

"Realising the Single European Sky is the European Union's largest climate protection project. Implementing it will mean carbon dioxide emission savings of 8 to 12 per cent. Yet rather than take this specific project resolutely forward, there is discussion at European level of including air traffic in emissions trading. Regardless of all problems and imponderables, not even the supporters of emissions trading expect it to bring about even half the emissions savings that a "Single European Sky" could achieve at short notice. Moreover, emissions trading will lead to enormous disadvantages for European airlines in international competition." **Wolfgang Mayrhuber**

Reducing noise levels in the vicinity of airports poses another central challenge. For years Lufthansa has successfully sought to reduce this noise emission while handling a growing amount of air traffic. On the ground too we take care to ensure that workflows in aircraft maintenance or the production of meals are easy on resource consumption.

Staff and welfare

We want to offer our staff competitive and, as a result, permanent jobs, remuneration appropriate to their performance and attractive working conditions. As a global service enterprise our interest is centred on intensive and customer-oriented training. We will continue to make working times more flexible and to decentralise decision-making structures. We want our staff to identify with their company and to deliver the mobility that is indispensable for our business. Lufthansa sees in diversity opportunities for the Company. That is why we employ people from all over the world. Health and safety issues are handled by an integrated in-house medical service.

Social commitment

Responsible management is only possible in a dialogue with the interested public. That is why we seek a constructive and critical exchange of views. Lufthansa is a member of various national and international organisations that deal with matters of corporate social responsibility. We are committed to behaving responsibly. For many years we have supported environmental protection projects such as protecting the crane, our heraldic bird. The Lufthansa staff initiative "HelpAlliance" oversees worldwide about a dozen projects like apprenticeship facilities, orphanages, projects for street children, bush hospitals and is supported by Lufthansa actively. And we take part in a number of scientific research and development projects with a focus on climate and noise research, high-altitude radiation and occupational medicine. Their findings benefit the environment and Lufthansa in equal measure. Moreover, in 2002 Lufthansa became the first airline in the world to commit itself to the principles of the UN Global Compact.

In our sustainability report, Balance, and on our website at http://responsibility.lufthansa.com we deal in detail with our environmental objectives and further sustainability activities as well as the state of implementation.

Efficiency potential in airspace management

		Europe	USA
Airspace	mkm^2	10.5	9.8
ATC providers (civil and military)	number	47	1
Air traffic control centers	number	58	21
System softwares	number	22	1
Programming languages	number	30	1
Flights*	millions	9	18
ATC costs per flight*	€	742	386

* As of 2004.

Achievements

- In 2006 we increased our operating result from EUR 135m to EUR 409m and successfully completed our "Action Plan".
- Our focus on the premium segment has brought benefits. Customer satisfaction is on the up and the premium share of our traffic revenue is growing continuously.
- We have scored points in the European market too: Our "betterFly" concept was well received and we have extended the programme to many of Lufthansa's European destinations.
- The integration of SWISS is going ahead faster and with synergy effects than expected.
- The Star Alliance continues to grow and the network for Lufthansa customers grows with it. SWISS and South African Airways joined in 2006. Air China, Shanghai Airlines and Turkish Airlines are to follow them.

Headwind

- Delivery of the new wide body aircraft Airbus A380 has been delayed until 2009. We have however been able to find replacement capacity that will enable us to stay on course for growth.
- Boeing has discontinued its broadband service "connexion by Boeing", so we are not able to offer an on-board Internet service at present.
- The EU has issued new safety regulations for carry-on luggage. On flights that start in the EU restrictions apply to the quantities of liquids that passengers may take with them.



→ Objectives

1. Grow profitably

We aim to continue growing in all product segments and increase our profits in the process. To do so we are extending our network by new routes and partners. We are also modernising and expanding to prepare our fleet for tomorrow's requirements.

2. Distinguish with premium services

We are continuing our policy of gaining sustained profile in the market as a provider of premium services. Quality counts in all classes. We are consistently improving ground and on-board services.

3. Stay competitive

We will pay strict attention to cost and quality management. Our aim is to further improve productivity and thereby underpin our growth.

13.5bn

EUR revenue



409m

EUR operating result

317m

EUR cash value added

Lufthansa on course for success

Lufthansa Passenger Airlines were able to make full use of the upswing in air traffic. Revenue and profits have increased and the cost structure has been improved in a sustained manner. We have expanded our route network and jointly with our Star Alliance partners further improved our strong position on important routes. The integration of SWISS is already showing visible signs of success. We have extended our position in the premium segment, and polls show that our customers are satisfied. "Lufthansa is modernising, Lufthansa is growing and Lufthansa is investing in further progress and a successful future. Lufthansa is staying on course for success.", Wolfgang Mayrhuber

Business segment Passenger Transportation

Passenger Transportation is Lufthansa's core business. This segment includes Deutsche Lufthansa AG, the Group's parent company, Air Dolomiti, Lufthansa CityLine and, since 31 December 2005, the Eurowings group, including Germanwings. Together they contribute 65.1 per cent toward the Group's revenue. SWISS has formed part of the segment since July 2005, but will continue to be listed in the Group's financial results until full consolidation.

Lufthansa Passenger Airlines belong to the world's foremost airlines. On international routes they carry more passengers than any other IATA operator. In the 2007 summer timetable Lufthansa and its regional partners will offer a comprehensive network of flights to 185 cities. Lufthansa is a founding member of the world's leading air transport network Star Alliance and maintains partnerships with other airlines. Via this network 841 cities in 157 countries are served.

Quality, safety, reliability and innovation are keynotes of Lufthansa's image. It offers services that range from low fares on rather restrictive terms to a premium product with flexible booking options and a comprehensive, personal service. Lufthansa runs 78 per cent of its traffic via its Frankfurt and Munich hubs but also provides local, point-to-point connections. With Germanwings Lufthansa is also active in the no-frills segment. Germanwings has operated since 2002 and is growing continuously. At present it serves 43 destinations all over Europe. On 31 December 2006 the segment's combined fleet totalled 411 aircraft. Together with SWISS and Lufthansa regional partners the Group has set up 773,835 flights for its customers.

Economic development promotes growth

A stable world economy with growth rates slightly above the previous year's led to a further rise in demand for air transport services in 2006. The high price of oil put something of a damper on the trend, at times reaching a record USD 80 per barrel in summer 2006. On the basis of economic trends and the airlines' efforts to economise, IATA, the International Air Transport Association, revised its 2006 earnings forecast for the global air transport industry from USD –3bn to USD –500m.

Developments in continental traffic are subdued. Growth in the euro zone is only moderate. Moreover, customers' preferences have changed increasingly toward low-cost tickets due to growing price sensitivity and a further need to economise. That is why the no-frills airlines have benefited disproportionately from growth in Europe. On the other hand Eastern Europe is clearly developing into a stronger growth market. Eastward EU enlargement, for example, offers numerous business opportunities as a result of which business travel to the region is on the increase. The larger European airlines are benefiting predominantly by this. By 2010 the European air safety organisation Eurocontrol expects air traffic in the new EU member states to grow by more than 30 per cent.

In intercontinental traffic passenger traffic benefits not only from world economic growth but also from further deregulation of air transport in previously strictly regulated countries. In boom markets like India and China growth continues to run at high double-digit rates. Economic growth still more than offsets the simultaneous and in some cases strong build-up of capacity by domestic and other growing airlines, such as those in the Gulf States. On the other hand, US airlines, some of which are still in the process of restructuring, have additional capacities on North Atlantic routes.

Premium share of intercontinental traffic revenue per quarter in %


55
50
45
40
35
+ 10 pp revenue share of premium passengers
Q4 2003
Q4 2004
Q4 2005
Q4 2006

Well positioned in competition

Lufthansa has a strong market position and is well positioned with its products in the competition. With our Multi-Product approach we offer most favourable products for customers who want just to fly and comprehensive service and flexibility for customers with the most discerning demand in mobility. Lufthansa has an attractive range of international services that it is constantly extending jointly with its partners. With its Lufthansa regional partners it provides the largest feeder network in Europe.

European traffic is growing in the East and with "betterFly" In continental traffic Lufthansa has developed well. By launching the "betterFly" programme we have complied with our customers' wishes for most favourable low-cost flights on the one hand while on the other posing a successful scheme to the no-frills airlines. We have been able to adjust our cost structures accordingly, and the ongoing brisk demand trend in European traffic speaks for itself. In the meantime "betterFly" fares have been extended across the continent and are now available on many direct routes within the EU and to Norway, Switzerland and Turkey. We have also extended our route network to Eastern Europe and currently serve 24 cities in the region.

Premium offer improves passenger mix With its premium segment services, especially on long-haul routes, Lufthansa now leads the competition. First Class Terminal and Private Jet services are features of a clear orientation toward frequent business flyers that the competition has yet to equal. We have also extended and upgraded our on-board and ground service. On long-haul routes the Business Class has been re-equipped and the interior decoration of our short- and medium-range fleet has been renewed. Since the launch of these premium products passenger numbers in Business and First Class have improved continuously. The premium share of traffic revenues also grew clearly in 2006. This share amounted on intercontinental flights at around 50 per cent in the financial year.

The First Class Terminal in Frankfurt is particularly successful. In 2006 we achieved a year-on-year increase in passengers of 51 per cent. Along with the comfort, it is above all the time-saving procedures, aided by personal assistants, that provide frequent flyers with what they need most – time. Lufthansa Private Jet has also upgraded our premium product portfolio. This individual and exclusive service has established itself successfully in the market and is very popular, especially with customers from Europe and the United States. In 2006 passenger growth in this segment was more than 13 per cent and customer satisfaction was constantly in excess of 90 per cent. That enabled us to gain more new customers. The Zurich hub has now been added to the network, and after just two years Lufthansa Private Jet is already one of the largest providers of private jet flights in Europe.

Profitable growth – a successful year

In all, financial year 2006 was a highly successful one for Lufthansa despite the fierce ongoing competition. We were able to sell on the market our 1.8 per cent higher capacity and to improve our passenger and revenue mix significantly in the process. Lufthansa and its cooperating Lufthansa Regional brand airlines carried 53.4 million passengers, 4.2 per cent more than the previous year. The load factor improved by 0.2 percentage points. Average yields were boosted by 5.2 per cent. Traffic revenue grew by 7.2 per cent to EUR 12.2bn.

Traffic regions developed regional differently. In Europe, capacity was increased significantly by 6.6 per cent with the launch of the "betterFly" programme. Passenger numbers (+5.2 per cent) and sales (+8.1 per cent) climbed at the same time. In particular the soccer world championship in summer 2006 had economically positive effects with 200,000 additional bookings. However, average yields were 2.3 per cent down on the previous year. In the Americas traffic region routes were further optimised and consolidated. Particularly capacities from the tourist routes to South America were reduced for the benefit of the North America and Asia routes. With a decrease of the available seat kilometres by 3.0 per cent and a high load factor (80.7 per cent), we were able to achieve a significant improvement in the passenger mix and thereby boost average yields by 14.4 per cent. The Asia/Pacific traffic region also developed most pleasingly. 5.9 per cent more passengers made willing use of the additional capacity to Asia, and average yields rose by 1.8 per cent. The smallest traffic region by volume, Middle East/Africa, has been hit by the ongoing crises in the region, however. Passenger numbers fell by 1.5 per cent. We increased capacity solely by 1.2 per cent and were able to increase average yields by 9.6 per cent.

Germanwings can also look back on a successful 2006. It welcomed 7.1 million passengers on board its aircraft, increasing their number by 31.2 per cent. The passenger load factor stood at 82.2 per cent.

Segment revenues thereby increased to a total of EUR 13.5bn, an 11.9 per cent increase. Adjusted for consolidation effects (Germanwings) revenue climbed by 7.5 per cent. Fuel surcharge revenues amounted to EUR 897m in the financial year. In October we reduced the fuel surcharge for intercontinental flights to EUR 52. On short-haul routes we continue to charge EUR 12.

On the expenses side the main cost driver was fuel, which accounted for EUR 2.9bn, up EUR 619m. Staff costs in contrast developed with the growth by 10.1 per cent.

The operating result jumped by EUR 274m to EUR 409m. The segment result, including equity assets, rose by 35.6 per cent to EUR 678m. This figure includes SWISS earnings at equity of EUR 168m (previous year: EUR 293m).

Cost reduction – a never-ending story

Our cost reduction "Action Plan", launched in 2004 and now successfully completed, made a significant contribution toward the result. The aim was to achieve sustainable cost reductions of EUR 1.2bn by the end of 2006 in order to grow profitably despite changes in underlying conditions such as the higher price of oil. In 2006 we managed to save a further EUR 438m and thereby outperformed our objective by achieving EUR 1.23bn. In distribution costs commission were reduced further and savings were achieved by increasing the share of online business. These savings more than offset failures to meet targets in other areas of the "Action Plan", mainly staff costs. We will continue to tackle them, however. Cost reduction is a never-ending story. In the years ahead we will make consistent use of opportunities to boost productivity and further improve our process efficiency.

Focussed expansion of market position

International economic growth continues, so will the aviation industry's positive development, especially in the Asian growth markets. Competition will increase at the same time. The fleets of Asian and Middle Eastern airlines are growing fastest, especially in the long-haul sector. In Europe the trend toward further consolidation will continue after the first airline mergers. In the medium term the future alignment of business models will pose a problem for the smaller airlines in particular. High fuel prices and the negative results already reported by a number of these airlines could accelerate the trend.


Strategic Frame
Multi-Brand
Multi-Product
Premium
Economy
Budget
Entrepreneurship
& Competition
Multi-Market
Multi-Hub
Frankfurt
Munich
Zurich

In this environment we aim in the years ahead jointly with our partners to further consolidate our strong position. To do so we have extended our network and taken important decisions on fleet enlargement. We are increasing capacities in the growth markets in a targeted manner. We are strengthening the Lufthansa brand by means of a sustained extension of our premium positioning. We are taking the integration of SWISS further forward. Boosting productivity and continuous cost reduction will ensure our growth. We also plan to play an active role in consolidating the European aviation industry – if the conditions are right.

To implement this strategy we have launched the following initiatives:

Important fleet decisions taken In 2006 we made fundamental decisions on Lufthansa's future fleet. In December 2001 Lufthansa ordered 15 Airbus A380s. They were to have been delivered from September 2007 for use in the summer 2008 timetable. The new widebody aircraft will now only take-off in summer 2009. To prevent capacity bottlenecks resulting from this delay as air traffic increases we ordered five Airbus A330s and seven Airbus A340-600s that will fill the capacity gap from summer 2008.

To continue our planned growth in intercontinental traffic in line with the market and at the same time to modernise our existing fleet, in December 2006 we ordered 20 Boeing 747-8s for use from 2010.

To modernise and enlarge our continental fleet we ordered 30 Airbus of the A320-family. The planes will join the fleet from 2007. With the highest possible flexibility in respect of use and growth and with a focus on reducing fuel and running costs, these orders contribute toward our profitable growth target. At the same time they make a major contribution toward Lufthansa's active environmental policy.

Extending the premium edge We are strengthening and investing in all segments. We have tightened our market leadership in the premium segment by a series of measures, e.g. the new Business Class on intercontinental flights, the free middle seat on continental flights and more room on our regional jets or investments in our lounges. Now that the Lufthansa First Class Terminal in Frankfurt has proved a success a similar lounge is under construction in Munich. After the success of the Lufthansa Private Jet service we will be extending it by serving more destinations and laying on larger aircraft. On the ground we will be adding a limousine service for our Private Jet customers.

Boeing's decision to discontinue its broadband internet service "connexion by Boeing" at the end of 2006 without contractual basis was a nuisance. It means that for the time being we are unable to offer our customers the highly popular and much-used FlyNet service on board our long-haul flights. We are, however, looking into all options for a successor system in order to provide our customers with on-board Internet services in the future.

Flying begins and ends on the ground

Our customers gain their first and last travel impressions at the airport. Flying begins and ends on the ground. That is where we plan to become even better and more efficient. Flying can only be made faster on the ground.

Ground workflows are to be made faster and more attractive for our customers and more economic for us. 2D barcode technology is being introduced at check-in counters and automatic check-in is being developed further, as is checking in from home or on the road. Passengers on many domestic routes can now print out their boarding cards at home or at work. That saves time at the airport and passengers can make their way to the departure gate swiftly and in comfort. Their data is contained in a barcode on the boarding card printout.

At the same time differentiation by products and services is under consistent further development. In response to a wish expressed by many customers Lufthansa has expanded its mobile services and is offering its Miles & More customers to send a SMS directly if, for example, they need to rebook a connecting flight.

To save more time on the ground we have championed the cause of swifter and more efficient air traffic security checks. Since March 2006 a new security check concept has been in operation at Frankfurt Airport that considerably enhances passenger comfort by ensuring faster checks. As a result we were able to counteract effectively and in a customer-friendly manner the effects of enhanced EU security regulations.

With Star Alliance all over the world

Ten years after its foundation, Star Alliance is still the world's leading air transport network, and it continues to grow. In 2006 two new members, South African Airways and SWISS, joined, and three more airlines – Air China, Shanghai Airlines and Turkish Airlines – have announced their intention of following suit. When Air China and Shanghai Airlines join, the Star Alliance will further extend its leading position in the important Chinese market. The Star Alliance will gain an important advantage over its competitors, especially by consistently implementing its two-hub concept in Beijing and Shanghai.

With its new partner Turkish Airlines the Star Alliance is opening up another important market with more than 70 million inhabitants, high growth rates and an interesting geographic location. It goes without saying that we are continuing to hold talks with interesting candidates about possible partnerships or Alliance memberships.

On 31 January 2007 VARIG Brazilian Airlines withdrew from the Star Alliance due its restructuring. Star Alliance members have, however, ensured that the effects of this decision on passengers will be as slight as possible. E. g. by codeshare flights with SWISS Lufthansa has increased frequencies and with them their capacities, on routes to and from South America.

More responsibility at the hubs

Lufthansa is strengthening its hubs by allocating certain sub-fleets to them. More responsibility is being transferred to hub managements by means of local rotation planning and revenue management. Our aim is to gear network management even more strongly to market requirements. In the winter of 2006/07 the Lufthansa fleet was in a first step allocated to the Frankfurt and Munich hubs as well as "non-hubs". The fixed allocation of aircraft since November 2006 has reduced complexity and will at the same time stabilise operations.

Our Frankfurt and Munich hubs have for years held a leading position in Europe. Yet with the start of the 2006 summer timetable punctuality lapses occurred in Frankfurt. This is due to substantial extential measure by the airport operator Fraport at Frankfurt airport which hampered the punctial air traffic considerably. Lufthansa responded with measures including adjusting minimum transfer times on many time-critical routes.

We maintain close partnerships with airport operators that extend far beyond our stake in Munich's Terminal 2 or our shareholding in Fraport AG. Our common objective is to achieve a sustainable improvement in the competitiveness of the hub systems in Frankfurt, Munich and also Zurich.

Germanwings will grow further in 2007

After a successful and profitable 2006 the airline aims to continue to grow profitably. To do so it has set itself ambitious targets. In 2007 Germanwings plans to carry eight million passengers and achieve at least 15 per cent year-on-year revenue growth. The passenger load factor is to continue at over 82 per cent. Three new aircraft will help provide more services and serve many new destinations. In addition, further innovations are planned for 2007. Already in 2006 the airline's www.germanwings.com website was the airline portal with the highest revenue in Germany.

SWISS integration is already bearing fruits

SWISS joined the Star Alliance on 1 April and is also a fully integrated Miles & More partner. Cooperation in network management has been successful. Neighbour traffic was optimised and "mini-hubs" were created in Bangkok and São Paulo by harmonising flight schedules. Forces are being bundled in distribution too as use is made of each other's strengths. We are merging our check-ins and lounges at airports all over the world, leading to shorter distances and lower costs for our customers. We have adapted many IT systems to ensure that quality is maintained for transfer and to open up further potential.

Savings have also been made, partly by means of process optimisation, with other Lufthansa business segments, especially Lufthansa Cargo, and joint selling has allowed additional sales opportunities to be used.

Synergies have in this way been achieved faster and more extensively than originally planned. In 2006 SWISS and Lufthansa achieved synergies totalling EUR 202m, or EUR 130m more than expected when the integration began. Our estimate for 2007 now amounts to EUR 224m compared with the original EUR 156m savings target. Integration costs also developed with EUR 46m pleasingly in 2005 and 2006 against the plan (EUR 101m).

SWISS derives equal benefit from this cooperation. A positive economic environment and the successful restructering have also contributed significantly to the turnaround. Passenger numbers are on the increase again, with growth of around 9.9 per cent. SWISS has generated a profit for the first time. At the end of 2006 it had earned an EBIT of CHF 231m (2005: CHF -55m). The turnaround has been accomplished and growth is possible again. In 2006 SWISS added two Airbus A330s to its long-haul fleet. At the start of the summer timetable a SWISS fleet of 72 aircraft will serve 70 destinations around the world.

Lufthansa currently holds 49 per cent of SWISS via Air Trust. Full takeover is planned for 2007 provided the essential traffic rights are secured. In all, 62 out of 67 traffic rights have been secured so far. Negotiations continue with a number of countries.

With the takeover, Lufthansa gave major SWISS shareholders an outperformance option which depends on the development of the Lufthansa share price against a specified group of competitors. As of 31 December 2006, Lufthansa's Outperformance totalled 7.6 per cent, which would amount to a payment of about CHF 20.7m. The bond is due for payment on 20 March 2008.

Synergy effects of SWISS integration in €m (status: March 2007)


32
14
13
(17)
202
111
91
(29)
Synergies 2006
+ €52m vs. forecast 2006
+ €130m vs. forecast 2005
224
120
104
Synergies 2007
+ €50m vs. forecast 2006
+ €68m vs. forecast 2005
2005
2006
2007[1]
Revenue synergies
Cost synergies
Integration costs

[1] Expected development.

Achievements

- Cargo flights to and from Asia will in future be routed via the new hub in Astana, Kazakhstan, saving time and fuel.
- Jade Cargo International started flying in August and serves routes to Amsterdam, Seoul, Barcelona, Brescia and Osaka from Shenzhen, South China.
- In a strategic partnership with Fraport AG the Frankfurt hub shall be strengthened as Europe's most attractive air freight hub.


Luf

Headwind

- The logistics centre at Istanbul airport was totally destroyed in a major fire.
- The terror alarm at London's Heathrow airport in August seriously impaired the air freight business for a while.
- Lufthansa made a USD 90m payment in settlement of outstanding class actions in the United States and Canada.

→ Objectives

1. Growth by partnerships
   Lufthansa Cargo plans a further increase in market share and is aiming for 5 per cent average annual growth. In doing so it will rely on strong partnerships.
2. Even stronger customer alignment
   Customer orientation is to be further enhanced by means of lean, process-oriented organisation and attractive products.

2.8bn

EUR revenue




Lufthansa Cargo

82m

EUR operating result

37m

EUR cash value added

A strong operating performance

Lufthansa Cargo has grown faster than the market and has done so successfully. The economy picked up, sales, revenue and capacity utilisation grew, and so did productivity. Higher fuel costs and settlement payments triggered by class actions in the United States and Canada, each made inroads on the result, yet Lufthansa Cargo still achieved a markedly positive result. Strategic partnerships and infrastructure modernisation boosted competitiveness.

Logistics business segment

Lufthansa Cargo AG is within the Group in charge of freight business. It is based in Kelsterbach. In addition to its own cargo services it markets freight capacity on board Lufthansa passenger aircraft. Its "cargo counts" subsidiary also markets cargo capacities for Condor, SunExpress, euroAtlantic, AirAsia, Thai AirAsia and Croatia Airlines. The Logistics business segment includes, along with Lufthansa Cargo, Lufthansa Cargo Charter Agency GmbH, cargo counts GmbH, Jettainer GmbH and time:matters Holding GmbH.

Lufthansa Cargo is one of the largest air cargo companies in the world and offers customers specified transport times and high quality standards with performance guarantees that also cover special shipments such as perishable, high-value and dangerous goods. The route network includes more than 500 destinations served by cargo and passenger aircraft and by authorised road haulage firms. Most of the cargo volume is handled by the Lufthansa Cargo Center at Frankfurt Airport. The airline has 19 MD-11 freighters of its own and charters additional capacity as required.

A markedly positive result despite high one-off effects

The international economic recovery and the economic upswing in Germany also gave the freight business a boost. Despite fierce competition, especially in the German market, Lufthansa Cargo was able to position itself well and to increase its cargo business by 1.3 per cent to 1.76 million tonnes of freight and mail. Sales rose by 3.5 per cent to 8.1 billion tonne-kilometres. The load factor improved by 2.7 percentage points. Yields declined by 0.4 per cent on the previous year, however, traffic revenues improved by 3.1 per cent to EUR 2.5bn. In consequences of revenues surged by 3.4 per cent to EUR 2.8bn.

Surplus capacity in the market, with negative repercussions for the development of average yields, continues to burden the entire industry. So do fuel costs, which reached a record level for a while but were in part passed on in the form of surcharges. The serious fire at Istanbul airport and the terror alarm at London Heathrow caused further setbacks. Furthermore, the result was impaired by a settlement in the United States and Canada. Class actions were pending in connection with allegations of price fixing. Subject to approval by the courts in charge of the proceedings, Lufthansa and the claimants' representatives agreed on payments of USD 85m in the US and EUR 5.3m in Canada. For Lufthansa Cargo the expenses accounts for about EUR 62m. In spite of this negative one-off effect Lufthansa Cargo reported a significantly positive operating result – EUR 82m – that fell slightly short of the good previous year's EUR 108m.

Even more profitable thanks to "Excellence + Growth"

The "Excellence + Growth" programme, launched in 2004 and renewed until the end of 2007, made a contribution toward the good operating performance. Its target is to make a profit contribution of EUR 233m. Cargo's own freight aircraft are to be made even more profitable by improvements in internal workflows and an optimised route network. Cargo capacities on board passenger aircraft shall also be marketed better in order to boost load factors and thereby make possible further growth without additional investment and tying-up of capital. "CargoCity Nord – die Frachtfabrik", a project that forms part of the "Excellence + Growth" programme, is intended to improve quality further, to reduce unit costs and to reduce the complexity of forwarding services. In addition, Lufthansa Cargo embarked on other important projects and developments in 2006 with a view to strengthening its competitive position.

New network destinations

Since the end of October 2006 Lufthansa Cargo has run cargo services of its own to Los Angeles again. On Tuesdays and Saturdays planes fly from Frankfurt to California with stopovers at O'Hare, Chicago. In addition, other frequencies have been increased. Along with New York (JFK) the main beneficiary is the Asian growth market with more frequent flights to Osaka, Seoul and Hong Kong. In cooperation with Air China Cargo, additional capacities for Shanghai and Beijing are also offered. A special addition to the route network is the international airport in the Kazakh capital Astana. Astana has become within short time the airline's second-largest cargo airport after Frankfurt. Since August 2006 all freight services to and from Asia have been routed via this "hub". Flight times have been reduced substantially as a result.

Take-off for China's booming market with Jade

An important move to make use of opportunities in the Chinese growth market is the new Chinese cargo airline Jade Cargo International, a joint venture by Shenzhen Airlines (51 per cent), Lufthansa Cargo (25 per cent) and DEG – Deutsche Investitions- und Entwicklungsgesellschaft (24 per cent). The airline commenced operations in August with delivery of the first Boeing 747-400ERF freighter and is intended soon to hold a leading place in the fast-growing Chinese market. From its home airport Shenzhen Jade Cargo now operates two freighters and flies four times a week to Amsterdam, twice to Seoul and three times to Brescia, Barcelona and Osaka.

A balanced product portfolio and innovations make customers' work easier

Lufthansa Cargo has made processes even leaner with new products and concepts and thereby reduced the complexity of its product and service range. It now focuses on BUPs, built-up pallets that are supplied ready packed to the airport by the forwarder. Customers gain time during delivery and transhipment, and re-sorting in transit for different destinations is no longer required. Import and export and transit times have been shortend by up to 40 per cent and the unit cost reduced. A similar success story is the UniCooler, a special container with built-in refrigeration and heating units. It guarantees a constant temperature during shipment of temperature-sensitive goods.

Growing successfully with partners and cooperations

In addition to existing cooperation arrangements such as the successful collaboration with DHL, other partnerships were set up last year. The cooperation with Swiss WorldCargo is proving particularly successful in most notably in the European sales. Since the end of October Lufthansa Cargo has being cooperating – for an initial one-year period – with World Airways. For World Airways the company serves routes between Europe and the United States with two MD-11 freighters.

A strategic partnership was also launched with Fraport AG. Jointly, quality, efficiency, cost structure and safety are to be further improved at the world's sixth-largest freight airport. This, however, presupposes practicable night-flying arrangements at Frankfurt Airport. The two partners have also agreed to further improve security at the airport, and substantial funds have been set aside for this purpose in recent years.

Lufthansa Cargo builds on customer orientation and productivity

Based on initiated projects and developments, Lufthansa Cargo aims cautiously and with limits to risk to achieve an annual growth of 5 per cent that is to be generated primarily by organic means. The BUP offer and high-yield premium products such as high-value cargo are to be developed.

The cooperation with strategically important customers is to be further developed within the top customer programme "Global Partnership". The focus will be on the development and implementation of industry-specific solutions, e.g. digitalisation of freight documentation.

With the foundation of a separate handling subsidiary Handling Counts GmbH Lufthansa Cargo will be able to work with even lower labour costs while meeting the airline's high quality requirements. Its target customer is Lufthansa Cargo, but in the medium term its services are also to be offered to other airlines, air freight forwarders and handling companies.

Achievements

- Lufthansa Technik was able to position itself well in growth markets and to conclude further long-term contracts.
- The Perspektiven Technik programme achieved sustained savings in 2005 to 2006 totalling EUR 243m.
- New service products and innovative technologies in cabin management were launched successfully in the market.

Headwind

- New MRO capacities and competitors are taking shape all over the world. High price pressure on the industry continues to grow accordingly.

→ Objectives

1. Continue focused growth

   Our focus continues to be on growth markets in Asia and Eastern Europe. Our commitment in the largest air traffic market, the United States, is to be stepped up.

2. Ensure competitive capacity

   The programme "Perspektiven Technik" and several other lean management projects are to achieve further cost reductions and improvements in efficiency and profits.

3. New models and solutions

   In addition to preparing for new aircraft models such as the Airbus A380 special attention will be paid to extending Internet-based MRO solutions for customers.





Efficiency improved and costs reduced sustainably

Strong international demand for aircraft maintenance, repair and overhaul services exercised a decisive influence on the Lufthansa Technik group's financial year. A wide product range, from all-inclusive care to customised individual solutions, pays its way. Lufthansa Technik sets standards with modern repair techniques and innovative products. In 2006 many new customers were gained and revenue increased. The result was significantly positive, but not quite up to the previous year's good result.

Business segment MRO

Lufthansa Technik is a world-leading provider of aircraft maintenance, repair and overhaul (MRO) services. The Technik group is divided into six product divisions: Maintenance, Overhaul, Engines, Components, Landing Gear and Completion (fitting out VIP and business aircraft). Hamburg is the most important location for aircraft overhaul, engine servicing, equipment and component supplies as well as development and logistics. The most important maintenance centres are in Frankfurt, Munich and Berlin, with further stations at all major German airports and 50 locations all over the world. The Technik group of consolidated companies includes 27 MRO companies worldwide. Directly and indirectly, Lufthansa Technik currently holds stakes in 47 companies.

Lufthansa Technik's portfolio covers a wide product range. It extends from single repair jobs to all-inclusive maintenance of entire fleets and customised individual solutions to meet customers' requirements. Lufthansa Technik serves around 580 customers worldwide. They include airlines, VIP jet operators and aircraft leasing companies.

Air traffic upswing boosts MRO business

World demand for MRO services increased sharply in 2006. Growth in passenger numbers and aircraft fleets and the launch of many new airlines gave business a further push. The Lufthansa Technik group benefited also from this trend. Revenue rose by 9.4 per cent to EUR 3.4bn. External revenue climbed by 12.5 per cent to EUR 2bn and now accounts for about 60 per cent of business overall. The EUR 248m operating result did not, however, quite reach the previous year's very good result (EUR 258m), influenced by positive one-off effects. Moreover, in the course of the year the threat of strike action at an Irish subsidiary and idle periods for aircraft burdened the 2006 result. But the "Perspektiven Technik" cost reduction and efficiency improvement programme launched in 2005 achieved sustainable savings of accumulated EUR 243m. The main aims of the programme are to reduce material stock and logistics costs, to arrange work organisation more flexibly and to optimise material purchasing. Other lean management programmes in Technik's lines of business led to significant gains in productivity in production processes and to further cost savings.

New customers all over the world

With its wide range of services and innovative products Lufthansa Technik was able in 2006 to acquire a total of 48 new customers and 406 new contracts. Long-term contracts were signed in growth markets in particular. An exclusive contract was signed with the first Indian no-frills airline, Air Deccan, for the technical maintenance of up to 60 aircraft in the airline's A320 fleet. The contract volume over the next ten years is more than USD 150m. A twelve-year maintenance contract with a value of more than USD 100m was signed with the new Chinese cargo airline Jade Cargo International for six Boeing 747-400 freighters. Lufthansa Technik has taken over comprehensive technical services for the US airline ATA. Equipment supply and maintenance contracts were also concluded in the growth regions Russia and the CIS states with the airlines KrasAir, Aeroflot-Don and Ural Airlines.

Rising demand and increasing competition

Further growth in demand for maintenance, repair and overhaul services is anticipated. Industry experts forecast annual growth of 4 per cent. Developments are expected to be particularly dynamic in Asia, where fleet sizes are increasing at an above-average rate and demand for technical services is set to increase accordingly. The American market has also grown more interesting now that domestic airlines are awarding contracts to foreign bidders more frequently than in the past.

World demand for regional aircraft and with it demand for technical services for these models and their engines are also set to grow. At the same time additional competition is emerging in the form of aircraft and engine manufacturers who are increasingly interested in after sales services for their products and in some cases offer maintenance, repair and overhaul services of their own. Cost pressure in the industry continues to rise as a result.

Boosting customer benefit by innovation

Lufthansa Technik is taking forward the development and marketing of innovative services and new technologies. With its new product TMO™ Total Material Operations the company establishes, via linked IT systems and by sending materials requirements planners to the customer, a cross-border supplies network from the smallest screw to a complete landing gear or cockpit computer.

Another innovation is "manage/m", a Web-based IT tool that customers can use to monitor their technical operations entirely over the Internet, thereby keeping a constant eye on their technical responsibility as aircraft owners. All fleet data, from aircraft via engines to equipment, can be retrieved online.

In the large VIP and business aircraft segment the Technik group went on from designing a private Airbus A380 to present a design and fit-out for privately used Boeing 787s. Now that it has presented the first Bombardier Challenger 850 Business Jet to be fitted out in Hamburg, the Company has moved into fitting out smaller VIP aircraft.

Another newcomer to the product portfolio is a comprehensive range of technical services for Bombardier CRJ regional jets. Lufthansa Technik offers jointly with Bombardier engineering and maintenance services for the CRJ100 to the CRJ900 and their General Electric engines.

An innovation in the maintenance field is the Oil Smell Detection Kit. When engine problems are suspected this device (patents have been applied for) helps to narrow down sources of error and to prevent superfluous and expensive dismantling of engines.

Preparations for the A380 continue

Lufthansa Technik is also preparing intensively for technical maintenance of the widebody aircraft Airbus A380. In Frankfurt and Beijing (at MRO subsidiary Ameco) foundation stones have been laid for maintenance hangars that are either to be newly built or extended to provide maintenance capacity for wide-bodied aircraft including the A380.

In Arnstadt, Thuringia, the new N3 Engine Overhaul Services facility is about to be completed. 150 staff have already been trained as engine mechanics and from end of 2007 will be looking after large Rolls Royce Trent engines that will power the A380 and other aircraft.

Focussed growth in production too

In cooperation with Air Malta Lufthansa Technik Malta is setting up new maintenance and overhaul capacities in Malta for the Airbus A330 and A340 models. The new hangar is scheduled for commissioning in 2008.

Equipped with new high-tech machinery, Asian Technik subsidiary Airfoil Services Sdn. Bhd. (ASSB), Kuala Lumpur, will from 2007 repair the engine blades of HP compressor turbines as well as those of low-pressure turbines. The portfolio is scheduled for enlargement to include further engine types.

Achievements

- New contracts with new customers as well as the expansion and renewal of existing contractual relationships achieved 2.7 per cent growth in revenue.
- Further consolidation of the Group's technological lead by the development of innovative products such as the FACE passenger management system and the eRouteManual.
- Individual solutions have been linked successfully to integrated platforms such as the Integrated Operations Control Center (IOCC) for integrated flight management.

Headwind

- High development costs for new technologies (FACE) and pre-production costs for new IT outsourcing contracts weighed on the 2006 result that fell short of the good previous year's figure.

→ Objectives

1. Consistent extension of leading technological position

   Lufthansa Systems is investing increasingly in innovative products and platforms for customised IT solutions for airlines.

2. Consolidate position as a global full-service IT provider to the airline industry

   By means of concentration, innovation and investment in its airline IT core business Lufthansa Systems aims to consolidate its lead.

3. Improve cost structure by global production

   In order to optimise the cost structure sustainably, production outside Germany is to be further encouraged.

4. Boost external revenue

   After last year's above-average increase in business with external customers Lufthansa Systems group plans to step up its commitment in this area.



652m

EUR revenue



49m

EUR operating result

32m

EUR cash value added

Innovation – the motive force behind success

Innovation is the motive force behind the Lufthansa Systems success story. In 2006 Lufthansa Systems continued to consolidate its market position with trend-setting solutions for the aviation industry. The company came perceptibly closer to its objective of offering airlines end-to-end technology platforms for all procedures on the ground and on board. Revenue generated by business outside the Lufthansa Group is on the up, and even companies from other industries appreciate IT solutions provided by Lufthansa Systems. Revenue overall continued to increase, but the operating result was down on the previous year due to high pre-production costs.

IT Services business segment

Lufthansa Systems AG, Kelsterbach, is one of the world's leading IT service providers to the airline industry with several locations in Germany and a further 17 in other countries. With its five market-oriented divisions Airline Management Solutions, Passenger Airline Solutions, Airline Operations Solutions, Industry Solutions and Infrastructure Services the company offers a wide range of IT solutions for airlines and for companies in other industries to run their infrastructure. In line with corporate strategy, revenue generated by non-Lufthansa customers has shown above-average growth in recent years. Amongst others the company was able to establish itself as a competent IT outsourcing provider for security-sensitive customers such as banks and financial service providers.

"First Mover" in innovative platform solutions

Lufthansa Systems is an innovation leader in New-Generation platforms and has laid the groundwork with major product developments for consolidating its leading position among airline IT service providers. The most important development in this sector is the FACE (Future Airline Core Environment) passenger management system, which supports classic core processes from sales and reservations to check-in and departure control. By means of flexible links with a wide range of distribution channels it offers a high-quality, low-cost and independent alternative to the existing GDS global distribution system.

The Dynamic Pricing Engine ensures greater flexibility in pricing. For network airlines this innovative system builds a bridge between their fare concepts and those of the low-cost carriers and permits flexible pricing to enable airlines to work competitively in both market segments.

Another focus is on linking individual solutions and integrated platforms. The Integrated Operations Control Center (IOCC) enables airlines to interlock the large number of different flight operation processes even more closely and thereby to react to irregularities faster and more flexibly than in the past. A further example is the eRouteManual with which Lufthansa Systems is the first provider of dynamic electronic navigation charts and thereby paves the airlines' way for a paperless cockpit.

Keen interest in new systems

Keen market interest is shown in these and other IT solutions. In 2006 Lufthansa Systems was able to gain important customers such as Air Canada, Portugal's TAP and CSA Czech Airlines for the Integrated Operations Control Center. For the LSG Sky Chefs group Lufthansa Systems won a contract that was put out to worldwide

tender. It involved the entire IT infrastructure for Europe and North America, uniform management and optimisation of computer centres as well as desktop and telecommunications services, and put it into operation already in October. At new customers such as airBaltic, Virgin Atlantic and AtlasBlue Lufthansa Systems has successfully installed its highly developed revenue management solutions.

With these trend-setting products and services and extensive airline process expertise the company has positioned itself well as a "full-service IT provider" along the entire airline value chain and is strongly placed in relation to its competitors.

Growing demand for integrated solutions

Ongoing cost and competitive pressure is forcing airlines to continue to automate processes and to replace old and unproductive IT systems. Demand for integrated systems or platforms is on the increase because integrating standalone solutions into platforms supports end-to-end optimisation of business processes and reduces the complexity of information technology by means of standardisation. Lufthansa Systems takes what for many airlines is still a tight financial position that leaves them with only limited leeway for investment into account with the modular design of its solutions and its flexible pricing models. IT systems are still very much in need of modernisation. That and the cost and efficiency benefits of modern solutions make further strong demand for airline IT seem likely.

Sound revenue development

Lufthansa Systems has benefited from these trends. Volume of business is good among existing customers and long-term contracts have been signed with new customers. Due to focused market development the company increased business with customers from the airline industry and other industries. Its new IT solutions were received very well in the market. As a result, overall revenue rose by 2.7 per cent to EUR 652m and external revenue by an above-average 5.4 per cent to EUR 271m. External revenue now accounts for about 42 per cent of the total.

High pre-production costs for outsourcing contracts and development costs, especially for FACE, joined with ongoing price pressure in weighing heavily on the operating result. In spite of these burdens Lufthansa Systems was able to report a positive operating result of EUR 49m that was, however, 22.2 per cent below the previous year's EUR 63m.

Focus on profitable growth

To achieve permanent improvement in cost structure, Lufthansa Systems is going to continue developing production facilities abroad. In the medium term all processes will be analysed and optimised to lay the foundations for further profitable growth. Lufthansa Systems' sales focus is on long-term value creation rather than short-term volume growth, which sets it consciously apart from a number of competitors in the German IT outsourcing market.

Lufthansa Systems will continue to position itself as a global and industry-focused full-service IT provider. Development and marketing of innovative products and platforms as made-to-measure solutions for the customer will be taken forward, especially in the airlines market and for a selected number of non-airline industry companies.

The new passenger management system FACE is still in its development phase. Its customer launch is planned for 2008. Its completion in time and in budget and its global marketing are subject to the usual risks that major IT innovations face.

Lufthansa Systems will serve increasingly in the market as a partner who enables the customer by means of process optimisation and smart solutions to boost revenue while at the same time cutting costs.

Achievements

- Restructuring is bearing fruit. LSG Sky Chefs has a positive segment result to report again. Its operating result of EUR 50m is substantially up on the year (EUR 5m).
- US business is becoming profitable again. Cost reductions achieved by an early, voluntary new wage settlement in the United States will take effect in 2007.
- The segment's market position is extended around the world as important customer contracts are concluded.

Headwind

- Average yields remain under pressure because airlines continue to face financial problems and at the same time new competitors with more favourable cost structures are pushing their way into the market.
- The American airline catering market has yet to recover because many US airlines are keeping their in-flight service at a low level.

→ Objectives

1. Increase profitability in order to achieve further growth

   After successful restructuring and a reduction in the number of loss-making companies LSG Sky Chefs aims to improve its operating result even more significantly, create value and to achieve further growth.

2. Offset pressure on margins

   LSG Sky Chefs is carrying out systematic cost reduction programmes such as the "Triangle" and "Lean Total Direct Cost" projects to counteract falling average yields in airline catering.

3. Further strengthen the position in growth markets

   By means of joint ventures and strategic partnerships LSG Sky Chefs is expanding in the growth markets of Asia and in Europe.





2.3bn

EUR revenue

50m

EUR operating result

–50m

EUR cash value added

"Caterer of the Year" – both recognition and obligation for LSG Sky Chefs

The LSG Sky Chefs group has achieved the turnaround. For the first time since 2000 its segment result is positive again, its operating result shows with EUR 50m a marked improvement on the year. Business processes have been tightened and all costs cut significantly. The catering group is benefiting in part from the upswing in air traffic and the growing demand for innovative products and services. The respected trade journal "Catering Inside" named the group "Caterer of the Year" for its industry-leading concepts.

Business segment Catering

The LSG Sky Chefs group with a 30 per cent market share is the world's leading in-flight catering provider. Consisting of around 140 companies, it supplies 270 international airlines with in-flight services from nearly 190 production locations. In Germany the group also supplies airport restaurants and lounges and the retail trade. It earns more than half of its revenue in Europe. Its most important production locations are at the largest international airports in 49 countries around the world. The parent company, LSG Lufthansa Service Holding AG, is based in Neu-Isenburg near Frankfurt.

LSG Sky Chefs has progressed from being a mere catering service provider to a recognised all-round provider of in-flight management services. At the same time it has developed for no-frills airlines and charter companies new, low-cost lines such as food boxes containing a combination of fresh and long-life foodstuffs. Its Catering Logistics and Frozen Food divisions are preparing for further expansion beyond Europe.

A turbulent market

In the troubled years since 2001 the catering industry's environment has undergone dramatic changes. Within just four years the world volume of airline catering has declined by about 25 per cent. The market has since stabilised and an average world market growth rate of around 2 per cent is now expected. For the US market a further fall in volumes is forecasted, while for Europe, Africa and Asia increases are predicted. The general trend is for airlines, especially in Asia, to part company with their in-house catering activities or to identify a need for professional management of these activities and to outsource further parts of their logistics. However, local providers at non-airport locations and companies that have previously provided only ground services are now increasingly muscling into the market.

Upswing at LSG Sky Chefs

The aviation recovery has brought fresh opportunities and development options for catering companies. The LSG Sky Chefs group has made use of these opportunities and emerged economically strengthened from what in some cases have been extremely difficult market conditions in recent years. The Company has upped its market share, especially in the growth markets of Asia and Eastern Europe. US business is back in the black too. As a result, total revenues at the LSG Sky Chefs group have risen by 2.8 per cent to EUR 2.3bn. Due to strict cost management and consistent closure of loss-making units, profits have increased even more significantly. For the first time since 2000 LSG Sky Chefs was able to report a positive segment result of EUR 73m (previous year: EUR –286m). It includes a EUR 21m one-off payment to US employees as part of an early cost reducing wage settlement. The group's operating result jumped from EUR 5m to EUR 50m.

"Triangle" and "Lean" programmes run successfully

The "Triangle" and "Lean Total Direct Cost" programmes aimed at reducing costs and securing operating profit made a special contribution toward the pleasing trend in 2006. "Triangle" programme measures reduced the

group's overhead cost base by EUR 141m by the end of 2006. These costs are to be reduced by a total of roughly EUR 190m by 2008. The "Lean Total Direct Cost" programme, aimed at reducing direct costs, is intended to improve the contribution margin by EUR 170m by 2008. 21 companies accounting for about 50 per cent of revenue have been checked so far and potential savings of around EUR 80m have been identified. LSG Sky Chefs has also succeeded in cutting labour costs to a competitive level in its US factories by means of an early voluntary wage agreement for about 7,000 employees.

In addition, the number of loss-making companies was further reduced from eight to six and the basis of the result thereby sustainably strengthened. In 2007 these companies too are to be restructured and to earn operating profits again. At the same time management structures all over the world were adjusted to the change in underlying conditions by means of leaner overhead organisations and the introduction of standardised management principles.

In returning the company to full health, production workflows were further optimised. The company is being aligned flexibly to enable it to respond even better to future changes in demand. In the UK construction work is under way at low-cost locations outside the airports where production, storage and distribution are to be concentrated. As a state-of-the-art catering operation model a new logistics centre is under construction at Frankfurt Airport with a capacity of up to 80,000 meals a day and based on the latest lean production principles. It will take over from an existing facility in 2008.

Made-to-measure solutions enlarge the customer base

In 2006 about 80 per cent of expiring contracts with customers were renewed. What is more, the LSG Sky Chefs group succeeded with a consistent focus on profitablitiy in securing about 65 per cent of the new business contracts on offer around the world. They included new or renewed contracts with Delta Airlines, Northwest Airlines, Virgin Atlantic and Thomsonfly. For Thomsonfly, one of the world's largest charter airlines, the entire in-flight management was acquired. After Lufthansa and Virgin Atlantic it is the third airline to have taken up the full service offer and reconfirmed LSG Sky Chefs' positioning as an industry and innovation leader.

Premium provider with a worldwide network

By expanding and successfully marketing customised in-flight management solutions the LSG Sky Chefs group clearly demonstrated its powers of innovation in 2006. In the years ahead the group will continue to develop with the market as a provider of quality products and services and to improve its results significantly despite pressure on margins by means of customer relationships based on partnership, stringent cost management and increases in productivity. It will focus on the following initiatives:

Deepening customer relations and better utilisation of performance potential A growing focus on integrated service and management is aimed at taking over the entire in-flight service for airlines, including all upstream and downstream activities and processes such as procurement, logistics, equipment management and monitoring. Having taken over these extensive management processes and operating activities for Virgin Atlantic and Thomsonfly, LSG Sky Chefs now aims to enter into comparable partnerships with other airlines and thereby to intensify cooperation to their mutual benefit.

Systematic investment in growth markets The group is to intensify relations with local partners and continue to grow by means of new contracts, especially in Asia, the Middle East and Eastern Europe. A majority holding in a catering company has been acquired in Vilnius, Lithuania, for example, while in India LSG Sky Chefs secured catering licences at the two new airports in Bangalore and Hyderabad (opening in 2008).

Strategic partnerships and cooperation The group's international presence is to be consolidated in a way that does not tie up too much capital by setting up joint ventures with local partners or hub carriers. A successful example is the restructuring of the joint venture in Mexico with a uniform management at all 16 locations to make more efficient use of existing market opportunities.

Achievements

- In a difficult market environment Thomas Cook improved revenue and results.
- Thomas Cook is back on a sound financial basis, increases competiveness and in a position to invest again.
- The agreed sale of Thomas Cook to KarstadtQuelle in December continues the course focussing the Lufthansa Group and gives Thomas Cook further development chances.

Headwind

- Thomas Cook failed to achieve its target of 4 per cent growth in revenue.
- The UK market showed a significant decline.
- A substantial increase in fuel costs burdens the air travel business.

→ Objectives

1. Improve results perceptibly

Thomas Cook aims to generate 4 per cent revenue growth and improve earnings before taxes (EBT) by 5 to 10 per cent.

2. Secure core business and enlarge growth areas

Thomas Cook is pursuing a clear growth strategy. Since there is no growth potential worth mentioning for classic package travel, investment is focused on developing growth segments such as travel components, niche and special tours and travel-related products. At the same time, core business is to be secured by means of cost leadership.

3. Initiatives for further development

Essential changes to ensure successful growth are to be taken forward by implementing initiatives in production, distribution and products.



225m

EUR profit from operati

171m

EUR net profit

Thomas Cook is well on course

In 2006 the Leisure Travel business segment developed well. Bookings, revenue and profits are all on the way up. Capital commitment is being reduced significantly to release funds for the flexibility that is indispensable to assert in a highly volatile market. Thomas Cook is well on course. Lufthansa agreed in December 2006 to sell its shares in Thomas Cook to KarstadtQuelle. At the same time Lufthansa increases its stake in Condor.

Leisure Travel business segment

Thomas Cook AG, based in Oberursel, near Frankfurt, provides a full range of leisure travel services, package-tours, components and services tailored to the customer needs. The services are distributed via a variety of own and third-party channels. Deutsche Lufthansa AG held a 50 per cent stake in Thomas Cook. The other shareholder, also with 50 per cent, is KarstadtQuelle AG. Thomas Cook owns 33 travel and tour organiser brands. The most important ones in Germany are Neckermann and Thomas Cook Reisen. It also owns 2,400 travel agencies and a fleet of 80 aircraft. Its main markets are Germany, the UK, France and the Benelux countries.

An industry in the throes of change

After a difficult period from 2001 to 2004 the leisure travel industry is in the throes of a far-reaching structural change. An abundance of different developments poses serious challenges. Higher costs due mainly to what at times has been a significant jump in fuel prices face customers who are growingly price-sensitive. At the same time they are increasingly demanding in what they expect by way of travel services. They act spontaneously and expect individual offers. Simultaneously, online portals are making growing inroads into the travel industry's established markets. No-frills airlines are increasingly serving tourist routes. Hotels are marketing their services on the Internet more and more. Travel agents too are organising activities of their own.

Holding its own well in a difficult environment

In this difficult environment Thomas Cook has fared better than the industry overall. In nearly all European markets Thomas Cook group organisers were slightly ahead of the general market trend and thereby able to gain further market shares. In Germany the group has moved still closer to the market leader TUI. The number of people who travelled with Thomas Cook swelled by 2.8 per cent to 13.7 million in 2006. The main growth drivers were German organisers and Condor's seat-only business. In the 2005/06 financial year ending 31 October 2006, revenue climbed by 1.6 per cent to EUR 7.8bn. In its home market Germany Thomas Cook fared better than the market overall. Guest numbers grew there by 2.1 per cent and revenue was at EUR 2.9bn solid. The pleasing development of the German market made a major contribution to the good result. Earnings before taxes (EBT) increased by 47 per cent to EUR 206m on the previous year's record level, net profit was at EUR 171m (previous year: EUR 105m) A good price-performance ratio, new products, efficient cost measures, an improved interest result and ongoing disinvestment were the main factors. Bird flu, terrorist attacks in Egypt and Turkey and the thwarted attacks in London prevented a better result, while the football World Cup placed a damper on UK business development.

Consistently parting company with loss-makers

With the start of the financial year the group gradually parted company with the fully integrated tourism group model and moved more in the direction of becoming a travel producer and retailer. The load factor risk posed by commited capacities now outweighs the earnings opportunities. Thomas Cook aims to reduce risks, increase flexibility and speed of response and open up new growth areas. To achieve this Thomas Cook plans to adopt a highly flexible business model that ties up as little capital as possible. To release funds for essential investment the group has consistently parted company with shareholdings that did not match the business or were making losses. This disinvestment led to an additional inflow of funds amounting to more than EUR 300m.

To implement this strategy, distribution was realigned in Germany. Over the next three years the share of tied sales shall nearly double to 40 per cent of total revenue. Core points are the improvement of franchise systems, central management of travel agencies and further development of online channels.

The online market is currently growing by more than 25 per cent per year. In the UK Thomas Cook's Internet offerings have an online share of total revenue amounting to around 20 per cent. In Germany, online sales of Condor already accounts for a third of its total revenue. The Group's German tour operator brands achieved by this distribution channel more than 10 per cent of revenue, and over a third of it is generated by the company's own websites.

In 2006 the existing www.thomascook.de travel portal was developed into a fully fledged online travel agency. Along with existing integrated own brands and a number of last-minute providers nearly all of the leading leisure travel providers in Germany now offer their products on this portal. In a further move the group is to launch special portals for niche markets based on the special focus of individual brands. The first special portal to go online was the Thomas Cook Reisen golf platform.

GLOBE makes travelling easier

As part of the strategic development the GLOBE project marked the start of the announced production offensive. Its focus is on developing a new international IT platform to adjust the production of travel arrangements to changing customer requirements, such as booking at short notice as well as individual offers and market trends, such as volatility in the choice of destinations. GLOBE will make it easier and less expensive to combine travel building blocks, thereby enabling Thomas Cook to respond faster to market changes.

"With this decision we are continuing to pursue the strategy of focussing ourselves, aligning the portfolio consistently to our core competences and generating added value for our Company. For Thomas Cook and KarstadtQuelle the new structure offers optimal development opportunities in the tour operator business." **Wolfgang Mayrhuber**

Lufthansa parts company with Leisure business segment

The leisure industry requires systematic investment and a clear focus on the forthcoming structural adjustment and consolidation. Lufthansa, however, intends only to invest in its own core business. In December 2006 Lufthansa and KarstadtQuelle hence signed a memorandum of understanding by the terms of which Lufthansa is to sell to KarstadtQuelle its 50 per cent stake in the Thomas Cook travel group. The purchase price will be EUR 800m. At the same time Lufthansa will increase its shareholding in Condor from currently 10 per cent to 24.9 per cent. Lufthansa and Condor enjoy a close partnership and share a long history. That is why Lufthansa aims to continue to play an active role in shaping and supporting Condor's development. As part of the agreement, Lufthansa will also take over the shares, held by Condor, in the Turkish airline SunExpress, a leading provider of flights to Turkey. Jointly with the shareholder Turkish Airlines, it aims to extend this position and generate further growth in the Turkish aviation market. The agreement was put into a contract in February 2007. It is subject to approval by the Lufthansa Supervisory Board and the antitrust authorities. The clear commitment of the new owner to growth in the leisure travel-segment offers Thomas Cook optimal development opportunities.

Service and Financial Companies

In financial year 2006 the Service and Financial Companies do not report book profits comparable with the previous year's, but AirPlus and Lufthansa Flight Training both showed a strong increase in profits.

The Lufthansa Group business segments are supported by financial and service companies that are consolidated in the Service and Financial Companies segment. They include Lufthansa Commercial Holding GmbH, based in Cologne, and Lufthansa AirPlus Servicekarten GmbH, Neu-Isenburg, Lufthansa Flight Training GmbH, Frankfurt, and a number of financial companies. Lufthansa Commercial Holding serves as a holding company for associated companies that promote, expand and secure Lufthansa's core business.

Segment earnings totalling EUR 508m were down on the previous year's EUR 683m. They are mainly the result of earnings from equity assets and book profits of EUR 3m from the sale of Gerling AG shares. In the previous year the segment earned book profits from the sale of Loyalty Partners GmbH (EUR 107m) and Amadeus Global Travel Distribution (EUR 182m). The segment achieved a result of EUR 119m (previous year; EUR 392m).

More business travel and the first company credit card in China

Lufthansa AirPlus with its AirPlus International brand is a leading international provider of business travel management solutions. More than 30,000 companies around the world use AirPlus for their business travel - from planning and billing to analysis and travel management. In Germany the company's about 70 per cent market share makes it the undisputed market leader.

The positive business trend in 2006 was due mainly to a marked rise in billing revenue. AirPlus was able to benefit from the worldwide business travel boom. Multinationals have shown an interest in new products and solutions that enable them to manage business travel more effectively and at less expense. Small and medium-sized enterprises are also much more "travel energetic" than they used to be. In all, AirPlus increased its revenue by 18.2 per cent to EUR 175m. International business accounted for 31 per cent of this total, doubling its share within the past two years.

Since 2006 AirPlus has been recognised as an independent financial service provider and can now issue its corporate cards without a bank partner. Jointly with the China Merchants Bank it now offers the first company credit card in the Chinese market.

Since summer 2006 AirPlus is also marketing its "billinx" brand solutions for electronic invoice interchange between companies.

Number of trainee pilots doubled

Lufthansa Flight Training GmbH is one of the world's largest providers of training and further education facilitator for cockpit and cabin crews and flight operations staff. In terms of its number of simulators Lufthansa Flight Training has a 12 per cent market share in Europe. The company includes the Lufthansa Pilot School in Bremen, the training centre for flight attendants in Frankfurt and simulator centres in Frankfurt, Berlin, Bremen and, since 2006, Vienna. In 2006 Lufthansa Flight Training rose his revenue by 7.6 per cent to EUR 125m.

In 2006 Lufthansa Flight Training subsidiaries took new simulator halls into service in Berlin and Vienna. In preparation for the Airbus A380 a simulator has been ordered for use in Frankfurt from mid-2009.

Demand from Lufthansa Group companies and external operators for trained pilots and flight attendants continue to increase. In 2006 the number of simulator hours sold rose by 12 per cent to 135,129. The utilisation of the simulators thus grew by 25 per cent. The US freight operator FedEx signed up as a new large customer. In future it will train its pilots using the MD-11 simulator in Frankfurt.

The charts and tables in the following section do not form part of the group management report.
Their sole purpose is to provide further information.

Group management report

1. Overview of the business year

- Operating result rose by 46.4 per cent to EUR 845m
- This result was achieved despite a EUR 693m higher kerosene bill.
- Traffic revenue was up 10.4 per cent to EUR 15.3bn
- Synergies from SWISS integration are significantly higher than anticipated.
- LSG Sky Chefs achieved turnaround.
- Lufthansa came to terms with KarstadtQuelle on the sale of Thomas Cook.
- Dividend proposal for 2006 is EUR 0.20 up on the year at EUR 0.70 per share.

2. The Lufthansa Group

2.1 Business activity and strategy

Deutsche Lufthansa AG is a globally operating aviation group with around 400 companies and subsidiaries. It is active in five (until the end of 2006 six) business segments. Passenger Transportation is the Group's core business activity. The importance of other business segments depends mainly on the extent to which, as service providers for essential production factors and infrastructure, they strengthen the core business segment Passenger Transportation's capacity for further development or constitute a significant "competence fit". Logistics, MRO, IT Services, Catering and Leisure Travel are further segments of the group. The Leisure Travel segment is due for disposal according to a December 2006 letter of intent. Annual average Group employee numbers were 93,541. The Group generated around EUR 19.8bn in revenue.

Group strategy Lufthansa aims to hold its own as a leading network carrier and to achieve further growth. Growth must, however, always be profitable, and this objective is to be achieved in part by a focus on the core competences. Lufthansa is to become the most attractive and most profitable airline with a global offer. That is why Passenger Transportation is the Group's core business segment. Lufthansa Passenger Airlines belong to the world's leading airlines and on course for further growth. To ensure this growth the route network is being expanded by the addition of new destinations and partners and the enlargement and modernisation of the aircraft fleet. In the market the Lufthansa Passenger Airlines have positioned themselves sustainedly as a quality and premium service provider. Since March 2005 the Group has been joined by Swiss International Air Lines (SWISS), an operator with a quality and service philosophy that makes it an ideal partner. Lufthansa also serves the no-frills segment with Germanwings.

Lufthansa Cargo holds an important position in the leading group of international cargo airlines. Focal points of its market positioning are close partnerships with its customers and products and workflows that are geared to their requirements.

The MRO segment is growth-oriented and continuously expanding business with customers outside the Lufthansa Group too. Its focus is, in particular, on East Asian and American growth markets. Overall, sales and production are being further internationalised and new customer fleets acquired.

Lufthansa Systems is closely interlocked with Lufthansa Passenger Airlines and other Group business segments via its specific IT-services, but growth is increasingly being achieved outside the Group. The Catering segment has successfully completed its restructuring and considerably extended its strategic options and, with them, its growth prospects. In the process LSG Sky Chefs is developing ever more from a catering-only service provider into a provider of made-to-measure customer solutions for in-flight management and logistics.

To ensure and profitably implement the Group's growth strategy its investment capability must be assured financially. The aim of a high level of financial flexibility is to ensure the Group's ability to act at all times. It is pursued by means of a financial strategy of which ensuring the company's profitability, liquidity, stability and financial flexibility are the cornerstones.

Specific targets have been set to achieve this objective. They are outlined in greater detail in the section on financial strategy.

Growth and investment also require capital providers who are entitled to market interest on their investments and loans. In the context of value-oriented group management the Group is committed to creating sustainable value after covering its capital costs.

2.2 Value-oriented group management system

Since the end of 1999 the Group has been run according to the principles of value-oriented management as a part of its operational planning. Lufthansa has in place a closed system of value-oriented management that is firmly anchored in all of the Group's planning, steering and monitoring processes. This ensures that capital providers' requirements of Lufthansa are institutionalised within the overall group management system. The basis of this system is the cash value added (CVA) concept. CVA is planned, reported and monitored at Group, segment and division level. Furthermore, it is factored into the investment decisions taken by and the performance-related remuneration paid to Lufthansa executives.

CVA is the difference between the actual cash flow generated in a given year and a minimum cash flow. A positive CVA is achieved when the actual cash flow is higher than the minimum cash flow.

The actual cash flow is derived on accounting variables based on EBIDA ^{plus} (EBIDA = earnings before interest, depreciation and amortisation). The suffix "plus" indicates that Lufthansa adjusts its net profit for the year to include net changes in pension provisions.

Calculation of cash value added



Cash flow
op. capital base
Cash flow
(EBIDA plus)
Cash flow (EBIDA plus)
financial capital base
CVA
WACC
Capital costs
Capital recovery
rate
Minimum
Cash flow
Fixed assets
Capital base
Current assets

Minimum cash flow is calculated from the return on capital invested and the capital recovery level. The capital base is calculated on the basis of fixed assets valued at their historic cost of acquisition, thereby guaranteeing value assessment and development irrespective of the terms of depreciation. The interest rate used is the weighted average cost of capital (WACC) of the Lufthansa Group or its individual business segments. In the reporting year the WACC came up for its routine re-

Organisational Chart
As of 31.12.2006

Executive Board	Related Group Functions	Business Segment	Regions	Executive Board Committee
Wolfgang Mayrhuber Chairman and CEO CEO Passenger Airlines Appointed until 31.12.2010	Corporate Strategy / Corporate International Relations and Government Affairs / Corporate Fleet / Corporate Communication / Corporate Audit	Passage Airlines		
Dr Karl-Ludwig Kley Until 31.5.2006 **Stephan Gemkow** From 1.6.2006 Chief Financial Officer Appointed until 31.5.2009	Investor Relations / Corporate Finance / Mergers & Aquistions / Corporate Controlling and Cost Management / Accounting Corporate Financial Statements and Taxes / Corporate Legal Affairs / Insurance / Lufthansa Commercial Holding	Leisure Travel Service and Financial Companies		Finance Committee
Stefan Lauer Chief Officer Aviation Services & Human Resources Appointed until 30.4.2010	Corporate Labour Relations / Corporate Executives / Human Resources Business Services / Industrial Relations Lufthansa Group / Corporate Security / Corporate Information Management / Corporate Infrastructure Projects and Facility Management	Logistics MRO Catering IT Services	China India	Corporate Identity

view, and in keeping with changes on the capital market the Group WACC for 2006 was reduced to 7.9 per cent from 8.6 per cent.

The capital recovery level is the sum needed to compensate for fixed asset consumption in the production process. It is thus the implied amount needed to offset the effect of depreciation. The capital recovery level is the annual amount which, after taking due account of interest rate effects, needs to be invested to restore an asset's lost value at the end of its useful life. Developments in CVA at Group and segment level are shown in the tables on page 79.

Cost of capital
for the Group and the individual business segments

in %	2006	2005
Group	7.9	8.6
Passenger Transportation	7.9	8.6
Logistics	8.2	8.9
MRO	7.6	8.3
IT Services	7.6	8.3
Catering	8.6	8.6

2.3 Organisation

Group structure


Supervisory Board
Corporate control functions and service functions
Executive Board
Passenger Airlines
Strategic business segments
Passenger Transportation
Logistics
MRO
IT Services
Catering
Leisure Travel
Deutsche Lufthansa AG*
Lufthansa Cargo AG
Lufthansa Technik AG
Lufthansa Systems group
LSG Sky Chefs group
Thomas Cook AG**
Service and Financial Companies

* Autonomous unit accountable for its own results.
** Until end of 2006.

Group structure and management Deutsche Lufthansa AG is both the parent company and, at the same time, the Group's largest single operating company. It operates the scheduled Passenger Transportation business as an autonomous business segment that is responsible for its own results.

The Group's Executive Board, comprising the Chief Executive Officer, the Chief Financial Officer and the Chief Officer for Aviation Services and Human Resources, runs the Group as a whole. Individual Group companies are responsible for their own business activities and results. They are monitored by supervisory bodies on which Executive Board members sit.

Management boards As a German public limited company (Aktiengesellschaft) Lufthansa has the customary German two-tier management board structure of an Executive Board and a Supervisory Board. The Executive Board is responsible for running the Company on a day-to-day basis. The Supervisory Board appoints, advises and oversees the Executive Board.

Executive Board The Executive Board defines the strategic course, agrees it with the Supervisory Board and ensures its implementation with the aim of lastingly safeguarding and increasing the Company's value. It is also responsible for observing statutory provisions within the Group and for implementing an adequate risk management and control system. Internal regulations govern the allocation of duties and cooperation.

Supervisory Board Lufthansa's 20-member Supervisory Board consists of equal numbers of shareholder and employee representatives, each with voting rights. The Supervisory Board was elected by the Annual General Meeting in 2003, with the staff representatives having been elected by Lufthansa Group employees in the spring of 2003. Its term of office began after the end of the 18 June 2003 General Meeting and ends after the Annual General Meeting in 2008. The members of the Supervisory Board are listed in the Notes to the Consolidated Financial Statements on page 172 f.

2.4 Brief description of business segments

2.4.1 Passenger Transportation

Passenger transportation is Lufthansa's core business segment. It consists of the Group's parent company Lufthansa Passenger Airlines, Air Dolomiti, Lufthansa CityLine and, since 31 December 2005, the Eurowings group, including Germanwings. SWISS has formed part of the segment since July 2005. The SWISS shares are held by AirTrust AG, in which Lufthansa currently holds a 49 per cent stake, so as not to jeopardise SWISS's air traffic rights as a Swiss airline. Lufthansa aims to acquire

the remaining 51 per cent once the remaining air traffic rights are secured. Until then, SWISS will be shown at equity in the financial results.

The Lufthansa Passenger Airlines (Deutsche Lufthansa AG and partners cooperating under the Lufthansa Regional brand) are among the world's leading airlines and carry more passengers in international traffic than any other IATA airline. In the 2007 summer flight schedule they serve a comprehensive network with flights to 185 cities. Lufthansa is a founding member of the leading international airline network Star Alliance and maintains partnerships with further airlines. Flights across this network serve 841 cities in 157 countries. The two air traffic hubs Frankfurt and Munich and services for regional markets outside these hubs have been developed into subsystems with operational and business responsibilities of their own.

Lufthansa services range from low-cost fares with rather restrictive conditions to a premium product with flexible booking options and individual service. With its HONCircle service, First Class Terminal, lounges and Lufthansa Private Jet product, Lufthansa leads the field in the premium segment.

Customers and sales In 2006 the Lufthansa Passenger Airlines were able to welcome around 53.4 million passengers on board their aircraft. Miles & More has about thirteen million members, making it Europe's foremost frequent flyer programme. As part of the integration of SWISS into the Lufthansa Group the SWISS TravelClub was incorporated into the Miles & More programme from 1 April 2006. Nearly 900,000 customers had their air miles transferred to Miles & More, completing successfully the largest ever integration of a partner's frequent flyer programme. About 88 per cent of Lufthansa Private Jet (LPJ) customers are also Miles & More members. In 2006 alone the number of new members in the LPJ premium segment rose by 13 per cent. Customer satisfaction progressed positively in 2006, increasing yet again to an all-time high in August 2006.

In sales Lufthansa relies on its strong brand characterised by a high awareness level and positive image values such as quality, safety, innovation and reliability. Major, business and other important customers are handled by key account managers. For SME customers the PartnerPlusBenefit company bonus programme has been successfully established. In retail sales Lufthansa prefers a multi-channel strategy. Direct sales are handled by call centres and, increasingly, by the Internet portal www.lufthansa.com that was enlarged and given added functionalities in 2006.

Executive Boards of Group Companies

Lufthansa Passenger Airlines	Lufthansa Cargo AG	Lufthansa Technik AG	LSG Lufthansa Service Holding AG	Thomas Cook AG	Lufthansa Systems AG
Wolfgang Mayrhuber CEO **Thierry Antinori** Marketing and Sales **Dr Holger Hätty** Network management, IT and Purchase **Carl Sigel** Operations **Carsten Spohr** (until 14.1.2007) **Ulrich Garnadt** (from 15.1.2007) Services and Human Resources	**Jean-Peter Jansen** (until 31.3.2006) Chairman, Logistics and Production **Stefan Lauer** (until 14.1.2007 interim.) **Carsten Spohr** (from 15.1.2007) Chairman **Stephan Gemkow** (until 31.5.2006) **Dr Roland Busch** (from 1.6.2006) Finance and Human Resources **Karl-Heinz Köpfle** (from 1.4.2006) Operations **Dr Andreas Otto** Marketing and Sales	**August-Wilhelm Henningsen** Chairman **Dr Peter Jansen** Finance **Dr Thomas Stüger** Product and Service **Wolfgang Warburg** (until 31.12.2006) **Uwe Mukrasch** (from 1.1.2007) Human Resources	**Walter Gehl** Chairman, Finance, Human Resources, Information management, Corporate Functions **Jochen Müller** Inflight Service Solutions **Thomas Nagel** Operations and Sales	**Thomas Holtrop** (until 12.12.2006) Chairman **Manny Fontenla-Novoa** (from 13.12.2006) Chairman, Great Britain and Ireland **Dr Peter Fankhauser** Continental Europe **Heinz-Ludger Heuberg** Finance and Human Resources **Ralf Teckentrup** Airlines and IT	**Wolfgang F. W. Gohde** Chairman **Dr Gunter Küchler** Marketing and Sales

2.4.2 Logistics

Lufthansa Cargo AG is in charge of the cargo business within the Lufthansa Group. Its head office is in Kelsterbach, near Frankfurt. It markets both its own cargo services and the belly capacities of Lufthansa passenger aircraft. Lufthansa Cargo is a market leader in the international air freight business and offers customers specified shipment times and high quality standards with performance guarantees that also extend to specialised cargos such as perishables, values, high-value fabrics or dangerous goods.

The route network serves more than 500 destinations with cargo and passenger aircraft and authorised road hauliers and trucks. Most of the cargo volume is handled by the Lufthansa Cargo Center at Frankfurt Airport. The airline has 19 MD-11 widebody freight planes of its own. Since its Chinese joint venture Jade Cargo commenced operations in August 2006 Lufthansa Cargo has also been active in the high-growth Asian air cargo market.

Customers and sales In addition to its large and particularly important "global partners" and "global industries", Lufthansa Cargo's customers include about another 120 business partners and around 1,000 freight forwarders and shippers. "Global partner" customers generate more than 50 per cent of revenue. The most important sales region is Europe, followed by Asia, with a focus on China and India, and the Americas.

Global account management handles sales to large customers. Business is done mainly by direct sales, with general agents in a number of parts of the world. In addition, electronic sales channels are growing increasingly important and being taken forward systematically. A large number of activities are aimed at further enhancing customer loyalty. They include customer advisory boards, global partner meetings, trade fairs, image campaigns and marketing activities.

2.4.3 Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik is the world's leading provider of maintenance, repair and overhaul services for civilian aircraft. The Lufthansa Technik group's activities are divided into six business areas: maintenance, overhaul, aero-engines, component services, landing gears and completion (equipping VIP and business aircraft). The portfolio ranges from one-off repairs to comprehensive maintenance of entire fleets and customised individual (VIP) solutions. The company is based in Hamburg, which is also its most important location for aircraft overhaul and engine maintenance work, component supply, development and logistics. Its main maintenance centres are in Frankfurt, Munich and Berlin, with further stations at all major German airports and about 50 locations around the world. Lufthansa Technik comprises 27 production facilities all over the world. Directly or indirectly, the group currently holds stakes in 47 companies.

Customers and sales Lufthansa Technik looks after around 580 customers around the world. Its most important customers are scheduled airlines, followed by charter and low-cost airlines, operators of VIP jets and aircraft owned by governments and organisations, banks and leasing companies. The most important region, accounting for more than 66 per cent of revenue, is Europe, followed by Asia, including the CIS states, follow the Americas and the Middle East and Africa.

Selling is mainly handled centrally via direct sales, but individual products are also sold decentrally. Sales are organised by region, with large or important customers handled by key account managers. At the same time e-marketing is increasingly being taken forward.

The company has in place two successful IT-supported customer loyalty programmes, Total Material Operations (TMO) and "manage/m". Customer contacts are also consolidated via print media and attendance at international trade fairs and conferences.

2.4.4 IT Services

The Lufthansa Systems group is one of the world's leading IT service providers to the aviation industry. The group consists of five market-driven business segments: Airline Management Solutions, Passenger Airline Solutions, Airline Operations Solutions, Industry Solutions and Infrastructure Services. Services range from developing special IT solutions for airlines to operating entire IT infrastructures. Lufthansa Systems is based in Kelsterbach. It has further locations in Germany and in 17 other countries.

Customers and sales Lufthansa Systems has about 180 regular customers, mainly in the aviation industry. Other customers are logistics service providers, banks and financial service providers, industrial companies and public transport operators. Business with customers who are not members of the Lufthansa Group has shown above-average growth in recent years. The regional focus among aviation industry customers is on Europe, with Asia/Pacific and the Americas as growth regions.

Business with customers outside the Lufthansa Group is to be grown further, while the utilisation of the Lufthansa Systems IT platform by the Lufthansa Passenger Airlines is expected to be reduced.

Sales to the airline industry are by direct sales, organised decentrally in the EMEA, Asia/Pacific and Americas regions. Sales to Lufthansa Passenger Airlines, the largest single customer, are handled by a key account manager. Other customers are handled according to their industry. Highly standardised solutions are also sold via partners.

2.4.5 Catering

The LSG Sky Chefs group, with a 30 per cent market share, is the world market leader in airline catering. It comprises around 140 companies, and nearly 190 production facilities provide in-flight services to about 270 international airlines. In Germany the group also caters for airport restaurants and lounges and retail customers. In recent years LSG Sky Chefs has grown from a catering-only service provider to a successful all-round provider of in-flight management services. At the same time new, low-cost services have been developed for no-frills and charter airlines. The most important production locations are at the largest international airports in 49 countries. The parent company, LSG Lufthansa Service Holding AG, is based in Neu-Isenburg, near Frankfurt.

Customers and sales The Catering segment's approximately 270 regular customers include nearly all international airlines. About 60 per cent of revenue is generated in Europe, the Middle East and Africa, 30 per cent in the Americas and 10 per cent in the Asia/Pacific region. Network airlines are served all over the world, charter airlines in Europe and no-frills airlines in Europe and Asia. Lufthansa Group companies are the largest single customer at present, accounting for around 22 per cent of total revenue.

Sales are organised via global account managers with international responsibility for one or more customers, depending on revenue volumes, and by regional or local account managers. In addition to these sales units, LSG Holding runs a corporate sales unit for the 50 largest customers.

2.4.6 Leisure Travel

Thomas Cook AG develops and markets leisure travel services. The travel group, in which Lufthansa has held a 50 per cent share since 1997, covers all tourist value creation levels, such as travel agents, tour operators, holiday airlines, hotels and service agencies in holiday destinations. Thomas Cook has 33 operator brands, 2,400 travel agencies and a fleet of 80 aircraft. Its main sales markets are Germany, the UK, France and Benelux. The company is based in Oberursel. In December 2006 Lufthansa signed a letter of intent to sell its 50 per cent shareholding in Thomas Cook to KarstadtQuelle AG. At the same time Lufthansa will increase its shareholding in Condor from 10 to 24.9 per cent and take over Condor's shareholding in the Turkish airline Sun Express. The transactions are scheduled for completion in the first quarter of 2007.

Customers and sales In view of the low level of customer loyalty in the travel industry Thomas Cook seeks to retain customers by means of high brand quality, diversified products and services and a good price-performance ratio. The German airline Condor has for years been a member of Lufthansa's Miles & More frequent flyer programme.

The Leisure Travel group's sales are organised decentrally and rely consistently on a multi-channel strategy. Core elements are an improvement in franchising systems, central management of travel agencies and expansion of online channels. Direct sales reports high growth rates, with online travel sales in particular increasing by more than 25 per cent per annum. In Great Britain Thomas Cook UK is one of the three largest online operators. Thomas Cook's German operator brands are market leaders in online sales of all-inclusive products. Online business accounts for more than 10 per cent of their revenue, with over a third being generated via their own websites. Condor is one of Germany's largest airline where online ticket sales via Internet is concerned. Online business now accounts for one third of Condor's revenue.

2.4.7 Service and Financial Companies

Lufthansa Group activities are supported by financial and service companies. They include Cologne-based Lufthansa Commercial Holding GmbH, which holds Lufthansa equity assets that promote, increase and safeguard the Group's core business. Other companies in this business segment are Lufthansa Flight Training GmbH, Frankfurt, Lufthansa AirPlus Servicekarten GmbH, Neu-Isenburg, and a number of financial companies.

Customers and sales Lufthansa AirPlus is a leading international providers of business travel management solutions with over 30,000 customers around the world. With around 70 per cent market share in Germany, AirPlus again successfully defended its undisputed market leadership in 2006. In sales, Lufthansa AirPlus relies on a multi-channel strategy and sells its products directly, via its international network of partners or via the www.airplus.com online platform. Regular customer surveys have shown customer satisfaction to have improved yet again. The main reason is stated to be AirPlus' high quality of products and services.

Lufthansa Flight Training is one of the world's largest providers of training services for airline cockpit and cabin crews. In the year under review Lufthansa Flight Training extended its customer base, signing up new customers such as the US air cargo company FedEx. In future, FedEx will train its pilots in Lufthansa Flight Training's MD-11 simulator in Frankfurt. In addition, the inauguration of the Vienna Aviation Campus marked the opening of another LFT group training location.

3. Economic settings

3.1 General economic situation

In spite of historically high oil prices the world economy showed strong growth for the third year in succession in 2006. This growth was due mainly to favourable corporate earnings, rising share prices and relatively low interest rates. Besides the fast-growing economies of East Asia and the United States the euro area also registered strong growth. International economic growth is estimated to have been 3.9 per cent in 2006.

After strong growth in the first quarter, the US economy slowed down perceptibly in the further course of the year. Exports in particular lost momentum, while imports increased sharply. The driving force on the demand side was private consumption, which continued to be brisk. Growth over the full year is expected to have amounted to 3.3 per cent.

The Japanese economy also maintained the previous year's momentum at the beginning of 2006 before growth slowed down slightly in the further course of year. This was due mainly to a decline in private consumer demand. Growth was, in contrast, supported by rising foreign demand and by investment, which in turn was encouraged by healthy corporate profits. Growth overall is assumed to have been 2.0 per cent in 2006.

The Asian economies (excluding Japan) continued to develop dynamically in 2006, with growth anticipated to have been 7.4 per cent. Expansion was higher than in the previous year, especially in China, with the Chinese economy making a major contribution toward the region's upswing. Gross domestic product (GDP) is expected to have risen by 10.5 per cent, due to both private consumption and capital expenditure. Exports grew at a slightly slower rate than in the previous year.

After about six years economic growth has resumed in the euro area. Overall growth is assumed to have been 2.7 per cent in 2006. It was driven by both domestic and foreign demand. Along with private consumption, investment increased significantly, due not least to favourable corporate earnings. Exports in contrast rose only slightly compared with a larger increase in imports. This upswing was widely based, and differences between growth rates in member countries were down significantly. The strong economic recovery in Germany exerted a particularly stimulating effect on developments in other member states.

GDP Growth

in %	2006	2005
World	3.9	3.5
Euro zone	2.7	1.4
- Germany	2.7	1.1
USA	3.3	3.5
Asia (excluding Japan)	7.4	6.7
- China	10.5	9.9
Japan	2.0	2.5

Source: Global Insight; 15.2.2006 and 12.1.2007, figures calendar-adjusted.

Economic growth was brisk in Germany in 2006. The anticipated GDP growth rate of 2.7 per cent in 2006 is higher than anything seen since the boom year 2000. The main reasons for this recovery were an improvement in domestic demand and higher consumption after two years of economic data that almost stagnated. Foreign trade was very dynamic too.

3.2 Fuel price trends

Crude oil prices on US commodity markets reached an unprecedented level of up to USD 80 per barrel in the summer of 2006. There were many reasons for this price increase, but the decisive ones were growth in demand for energy all over the world coupled with political uncertainty in many petroleum-producing countries. This price inflation also affected the market for aviation fuel. Following dramatic price increases in previous years the price of aviation fuel reached a new peak in 2006. In July 2006 kerosene cost about USD 742 per tonne, or 26 per cent more than the year before. It was not just the price level but also the fluctuation in prices that continued to increase in 2006. In the fourth quarter, crude oil and aviation fuel prices fell again. At the end of December a barrel of crude oil cost USD 60.86 and a tonne of kerosene USD 591.

Price development of Crude oil and Kerosene 2006 in USD/t


800
700
600
500
400
Jan Feb Mar Apr May June July Aug Sept Oct Nov Dec
Crude oil
Kerosene

3.3 Development of key currencies

At the beginning of the year the euro exchange rate rose to USD 1.18 after a long period of devaluation. After two and a half years with no interest rate changes the European Central Bank put up its base rate in six stages from 2.0 to 3.5 per cent, whereas the US Federal Reserve Bank tended to exercise restraint. As with this the interest rate difference between the United States and the euro area fell, the euro grew more attractive as an investment currency. At the end of 2006 it stood at USD 1.32 and had gained 12 per cent in the course of the year.

In spite of substantial interest rate increases in the euro area compared with moderate ones in the UK, the euro continued to lose value slightly against sterling in the course of 2006. On 31 December 2006 it was quoted at GBP 0.6711, or 2 per cent below its starting rate for the year of GBP 0.6871. In 2006 Switzerland abandoned its low interest rate policy and increased rates several times. Yet the higher increase in euro interest rates made the euro more attractive. It ended the year at CHF 1.6052, or 3.4 per cent higher than its starting rate for the year of CHF 1.555. In mid-2006 the Bank of Japan departed for the first time since 2001 from its zero interest rate policy. Yet it was unable to prevent an appreciation of the euro against the yen, which parted company on a lasting basis with its sideways movement of recent years. On 31 December 2006 the euro was worth JPY 157. That was a 12.6 per cent increase on the starting rate for the year of JPY 139.

3.4 Development of air traffic

Thanks to the stable condition of the world economy and marked growth the demand for aviation services swelled once more. According to International Air Transport Association (IATA) figures, international demand for passenger transportation was up 5.9 per cent on the year and demand for air freight capacity was up 4.6 per cent on the year in 2006. The drastic increase in oil prices was a burden on earnings trends, however. Yet after years of losses the aviation industry almost broke even in 2006 for the first time since 2001. IATA revised its 2006 earnings forecast for international civil aviation from USD –3bn to USD –500m. North American airlines in particular boosted their international traffic significantly in 2006 in many cases under the protection of Chapter 11. At the same time, in response to the no-frills competition, they reduced their domestic capacities in order to improve their load factors. In Asia and the Middle East capacities were also expanded, mainly on long-haul routes. After the first airline mergers in Europe further consolidation is expected as the low-cost airlines' strong growth continues.

3.5 Legal framework

Common EU–US aviation market: quest for a new "balanced approach" EU and US negotiating teams undertook further attempts last year to create a common aviation market. The aim continues to be to reach agreement on US and European airlines serving any routes they want between the two regions and carrying passengers to third countries. At present, European airlines may only fly to the United States from their home countries. A further objective is to establish a level playing field for competition in, say, security standards. Progress has been achieved already toward reciprocal recognition of expensive security standards. The current state of negotiations provides inter alia for US security standards to be recognised in the EU after EU scrutiny, and vice-versa. This is all the more important in that security requirements have been upgraded significantly of late with the ban on taking liquids on board aircraft, for example. At the same time this reciprocal recognition is the precondition for the one-stop security concept that is championed by Lufthansa and the Association of European Airlines. It would involve reciprocal recognition by the countries concerned of their very high security standards. In a first step, alongside the European Union and the United States, Israel, Canada, Japan and Singapore are possible participants in a concept of this kind.

There is, however, still no sign of approval of the current state of negotiations and ratification by EU member states. That will depend to a decisive extent on the US government's stand on higher ceilings for foreign equity investment in US airlines. At the end of 2006 the US government's attitude clearly softened, however. The Democrats' successes in the US mid-term elections will play a crucial and, arguably, a decisive role over the next two years. In 2007 the main focus must therefore be on safeguarding the most important compromises agreed in the talks so far and, in particular, on reaching a new agreement that is as balanced as possible.

SWISS integration: progress in securing air traffic rights Further progress has been made in recent months in the renegotiation of air traffic rights necessitated by a Lufthansa takeover of a majority shareholding in SWISS. Most of the major SWISS destination markets are now secured and can continue to be served on a lasting basis. In 2006 agreements to this effect were signed with, inter alia, the United States and Canada. A resolution of outstanding issues in respect of the remaining destinations would seem to be conceivable in the course of 2007.

4. Course of business and the Group's economic position

4.1 Course of business

4.1.1 Results

Lufthansa Group revenue in the financial year 2006 totalled EUR 19.8bn. That represented a 9.9 per cent increase. The operating result rose to EUR 845m, which was a 46.4 per cent year-on-year improvement. The burden on the results from higher fuel prices (fuel costs were EUR 693m higher) was offset by cost reduction measures and higher traffic revenue (+10.4 per cent). EBIT increased by 21.5 per cent to EUR 1.3bn. Results attributable to Lufthansa shareholders grew by 77.3 per cent to EUR 803m. Overall, value was created once more in the financial year 2006. CVA is positive and amounts to EUR 552m. The Executive Board and Supervisory Board will propose to the Annual General Meeting a dividend of EUR 0.70 per share, an increase of EUR 0.20.

4.1.2 Major events in 2006

Events in the first half On 4 January, Lufthansa redeemed ahead of schedule from cash a nominal EUR 699m of the 1.25 per cent 2002/2012 convertible bond (ISIN 795 560). A nominal EUR 51m of the bond is still outstanding. EUR 28m in financial income was earned from the difference between the market and the book value at the time of redemption.

The squeeze-out procedure initiated in August 2005 to bring about a total takeover of Swiss International Air Lines AG was completed successfully in January 2006. Via the Swiss company AirTrust AG Lufthansa and the Almea Foundation now jointly hold 100 per cent of SWISS shares. The free float SWISS shareholders affected by the squeeze-out were paid CHF 8.96 per

share, or the same as those who had sold their shares to AirTrust AG during the purchase offer. Swiss International Air Lines AG was delisted on 27 January.

On 4 May, Lufthansa placed a EUR 500m benchmark bond with a seven-year term. The issuing yield was 4.669 per cent on an interest rate of 4.625 per cent and an issue price of 99.742 per cent.

In mid-April, LSG Sky Chefs employees in the United States agreed to an extraordinary amendment to their wage agreement. In the course of restructuring it should lead to annual savings of around USD 50m in staff costs. A further cost reduction in the region of USD 4m a year was achieved by renegotiating or cancelling long-term rental agreements.

In wage negotiations for the approximately 4,000 Lufthansa Passenger Airlines and Lufthansa Cargo pilots Lufthansa and the Vereinigung Cockpit pilots' union agreed to new wage agreement terms from 1 April. They provided for a gradual wage increase of 2.5 per cent from 1 July 2006 and 1.5 per cent from 1 March 2007. Over an 18-month term the wage agreement is for an overall volume increase of less than 3 per cent.

In the first half Lufthansa gradually upped its equity holding in Frankfurt Airport operator Fraport to 9.99 per cent which was at 9.97 per cent at the year's end. At the Fraport AGM on 31 May Lufthansa CEO Wolfgang Mayrhuber was elected to the Supervisory Board.

Events in the second half On 20 September, the Lufthansa Supervisory Board approved an order for 35 aircraft in all. From 2007 Lufthansa will take delivery of 30 new short- and medium-haul aircraft, including five Airbus A319s, ten Airbus A320s and 15 Airbus A321s. The five long-haul Airbus A330s also ordered will partly offset the loss of capacity resulting from the delay in delivery of the Airbus A380.

Lufthansa agreed with representatives of the plaintiffs to pay USD 85m in settlement of class actions in the United States and USD 5.3m in settlement of class actions in Canada in connection with air cargo price fixing. Once the agreement is approved by the court the case against Lufthansa, including Lufthansa Cargo and SWISS, will be dropped. Lufthansa has appealed for leniency to the US Department of Justice, the European Commission and other cartel authorities in other countries and received conditional immunity.

In December 2006 Lufthansa ordered 20 Boeing 747-8s for delivery from 2010 to enlarge and modernise its fleet. By ordering seven Airbus A340-600s Lufthansa will bridge the capacity gap resulting from the further delay in delivery of the Airbus A380 until 2009.

On 22 December, Lufthansa and KarstadtQuelle signed a letter of intent according to which Lufthansa is to sell to KarstadtQuelle its 50 per cent shareholding in the Thomas Cook AG leisure travel group. At the same time Lufthansa will increase its shareholding in Condor Flugdienst GmbH from 10 per cent to 24.9 per cent and take over Condor's equity holding in the Turkish airline Sun Express. The agreement is subject to approval by the Lufthansa Supervisory Boards and KarstadtQuelle and by the cartel authorities. The transactions are due to be closed in the first quarter of 2007.

4.1.3 Changes in the group of consolidated companies

Changes to Lufthansa's group of consolidated companies occurred during the year under review. Three companies were consolidated for the first time after foundation or setting up in business, twelve companies were merged with other consolidated companies, one company was liquidated and seven special-purpose entities were deconsolidated because their business activity ended in 2006. In addition, as of 1 October, the 49 per cent equity holding in Aerococina S.A. de C.V., Mexico, was increased by 2 percentage points to 51 per cent, thereby gaining control over the company. As of 25 August 2006 the holding in LSG Sky Chefs France S.A. and as of 31 December 2006 the holding in time:matters GmbH was sold. Details of additions and disposals in the group of consolidated companies are listed in the Notes to the Consolidated Financial Statements, Note 1.

In the previous year the cartel authorities had approved on 22 December 2005 the purchase of a controlling interest in Eurowings GmbH. By means of a voting trust agreement with a trustee in respect of a further 1.0001 per cent of voting rights Lufthansa has since been able to bring about majority decisions. The Eurowings group companies, especially Eurowings and Germanwings, were consolidated for the first time as of 31 December 2005 and were therefore not included in the previous year's income statement. Comparability of financial years 2006 and 2005 is limited by the changes in the group of consolidated companies. In the follow-

ing notes and analyses the two years were calculated to be comparable, insofar as it made sense to do so, by eliminating the changes that occurred in the two years. The adjusted figures are shown in brackets after the actual figures.

4.1.4 Target achieved

The Lufthansa Group's target is to achieve profitable growth by focussing on its core competences. In October 2006 the Executive Board revised its operating result forecast for the full year upward to around EUR 750m in view of the good progress of business and the positive business environment. This forecast was exceeded significantly by an actual operating result of EUR 845m. It was mainly due to the mild weather and the positive trend in traffic revenue as a result of brisk booking in November and December. The Group has thereby created value, reporting EUR 552m in cash value added (CVA). Its medium-term aim continues to be to increase the Group's operating result to EUR 1bn by 2008.

4.2 The Company's economic position

The Lufthansa Group performed very well last year, improving its results significantly and creating value. All business segments were able to further increase and improve their market position, revenue and results. The Passenger Transportation segment strengthened its market position in the premium sector, thereby boosting its traffic revenue significantly. Logistics, MRO and IT Services also created value. The Catering segment emerged strengthened from restructuring and achieved good results, especially in the United States. The focus of work in all segments was on higher performance, efficiency and, as a result, profitability.

As in previous years and in interim, quarterly reports the consolidated financial statements for 2006 were drawn up in accordance with International Financial Reporting Standards (IFRS), taking into account interpretations by the International Financial Reporting Interpretations Committee (IFRIC) as applicable in the European Union. The supplementary commercial law provisions of Section 315a Para. 1 of the German Commercial Code (HGB) were also taken into account. All standards and interpretations that were mandatory for the financial year 2006 were applied.

4.3 Revenue and operating income

Operating income grew by 8.4 per cent (6.2 per cent when adjusted) to EUR 21.4bn. This positive development is due to the 9.9 per cent (7.4 per cent) increase in revenue to a total of EUR 19.8bn. Exchange rate translation and transaction effects had a 0.7 per cent negative impact on revenue. External revenue by business segment was as follows: Passenger Transportation 65.1, Logistics 14.3, MRO 10.3, IT Services 1.4 and Catering 8.9 per cent.

External Revenue Share of individual business segments in %


65.1 Passenger Transportation
14.3 Logistics
10.3 MRO
1.4 IT Services
8.9 Catering

4.3.1 Traffic revenue

Traffic figures of the Lufthansa Group's airlines

		2006	2005	Change in %
Passengers	thousands	53,432	51,255	4.2
Available seat-kilometres	millions	146,720	144,182	1.8
Revenue passenger kilometres	millions	110,330	108,185	2.0
Passenger load-factor	%	75.2	75.0	0.2pp
Freight/mail	thousand tonnes	1,759	1,736	1.3
Cargo load-factor	%	67.7	65.0	2.7pp
Available cargo tonne-kilometres	millions	26,667	26,486	0.7
Revenue cargo tonne-kilometres	millions	19,216	18,727	2.6
Overall load-factor	%	72.1	70.7	1.4pp
Number of flights		664,382	653,980	1.6

In the financial year 2006 the Lufthansa Group increased its capacities by a mere 0.7 per cent in tonne-kilometres offered, yet boosted sales by 2.6 per cent. The result-

ing traffic revenue rose by 10.4 per cent (6.7 per cent) in keeping with the positive trend in average yields and totalled EUR 15.3bn. The share of traffic revenue in consolidated revenue increased further and now amounts to 77.4 per cent (previous year: 77.0 per cent).

4.3.2 Other revenue

Other revenue also showed a marked 8.0 per cent (9.6 per cent) increase to EUR 4.5bn. The main driver was MRO revenue, which rose by 11.7 per cent.

Profit breakdown of the Lufthansa Group	2006 €m	2005 €m	Change in %
Operating income	21,400	19,737	8.4
Operating expenses	20,322	19,018	6.9
Profit/loss from operating activities	1,078	719	49.9
Financial result	- 33	102	-
Profit/loss from ordinary activities	1,045	821	27.3
Income taxes	- 230	- 262	12.2
Profit of discontinued operations of the Leisure Travel segment	82	53	54.7
Minority interest	- 94	- 159	40.9
Net profit/loss for the year	803	453	77.3

4.3.3 Other operating income

In the financial year 2006 other operating income fell by EUR 146m or 9.4 per cent to EUR 1.4bn (adjusted the decline was 8.4 per cent). They include EUR 86m (previous year: EUR 331m) in income from disposals of non-current assets. Of these, EUR 27m was from the sale of aircraft and spare engines, EUR 29m from the sale of a shareholding in time:matters GmbH and EUR 11m from the sale of a holding in LSG Sky Chefs France S.A. Income from disposals in the previous year was with EUR 331m much higher, including the gains from the sale of Amadeus Global Travel Distribution (EUR 182m), Loyalty Partner GmbH (EUR 107m) and Airest Restaurant- und Hotelbetriebsgesellschaft mbH (EUR 6m).

Other operating income also includes income from the release of provisions and accruals made in previous years. They amounted to EUR 129m after EUR 138m in the previous year. Foreign currency transaction gains from the realisation or the measurement of foreign currency receivables and payables at the rate on the due date totalled EUR 386m and were significantly higher than in the previous year (+EUR 36m).

4.4 Expenses

Operating expenses totalled EUR 20.3m and were thus 6.9 per cent up on the year (5.0 per cent when adjusted). After eliminating impairments of EUR 304m in the previous year, expenses would have been 8.6 per cent (adjusted: 9.4 per cent) higher than in 2005.

Operating expenses	2006 in €bn	2005 in €bn	Change in %
Cost of materials and services	10.3	9.0	14.4
- of which aircraft fuel	3.3	2.7	26.0
- of which fees and charges*	2.8	2.5	11.0
Staff costs	5.0	4.8	3.6
Depreciation and amortisation	1.1	1.4	- 24.8
Other operating expenses	3.9	3.8	4.8
- of which sales commissions to agencies	0.6	0.7	- 4.4

* The security charge levied at German airports (EUR 153m in 2006, EUR 116m in 2005) is included. The collection of this item was credited to income.

4.4.1 Cost of materials and services

Of the cost blocks that make up operating expenses the cost of material and services shows the highest rate of increase with 14.4 per cent (adjusted: 11.6 per cent) to EUR 10.3bn. Fuel costs were the main cause. In all, the Group airlines spent EUR 3.4bn on kerosene in 2006. That was EUR 693m more than a year ago. Of this 26.0 per cent increase higher fuel requirement by volume, including that of Germanwings, accounted for just 5.7 per cent. Fuel prices in US dollars, including price hedging, were in contrast 22.5 per cent higher than the previous year's high level. The strong euro countervailed this cost trend by only 2.2 per cent. The result of price hedging in 2006 was at EUR 150m markedly positive again (previous year: EUR 278m). Fuel costs as a proportion of total expenses showed a further increase to 16.5 per cent (previous year: 14.0 per cent).


Fuel costs in €bn (Snapshot January 19th, 2007, av. future price 56 USD/bbl)
€4.5bn (+15%)
Oil price: 67 USD/bbl
€4.2bn (+8%)
Oil price: 62 USD/bbl
€3.7bn (-9%)
Oil price: 50 USD/bbl
€3.5bn (-11%)
Oil price: 45 USD/bbl
1.3
1.8
2.6
3.4
3.9
2003
2004
2005
2006*
2007**
sensitivities

* Including Germanwings.
** Including SWISS.

Other costs of raw materials, supplies and goods purchased also rose – by 13.4 per cent (adjusted: 12.7 per cent) to EUR 2.2bn. The cost of services purchased totalled EUR 4.8bn, a hike of 7.8 per cent (adjusted: 5.1 per cent). Fees climbed by 11.0 per cent to EUR 2.8bn, of which EUR 1.1bn (+3.0 per cent) was for check-in and EUR 715m (+8.0 per cent) for air traffic control. Adjusted for changes in the group of consolidated companies, the increase in fees is still 3.2 per cent and thereby higher than the 0.7 per cent increase in passenger and freight capacity.

Charter and operating lease expenses fell by 18.9 per cent to EUR 706m. That was due to the inclusion of Eurowings in the group of consolidated companies. The previous year's figure included charter and operating lease expenses incurred by Eurowings as part of the regional partner concept. Adjusted for changes in the group of consolidated companies, charter and operating lease expenses were 4.7 per cent lower than in the previous year.

External technical services grew by 25.1 per cent (adjusted: 16.5 per cent). That was due mainly to an increase in outsourcing of MRO services to third parties by Lufthansa Technik to cover peak demand in capacity utilisation.

Other purchased services, including in-flight and IT services purchased from third parties, rose by 19.8 per cent (adjusted: 20.2 per cent) to a total of EUR 563m. This significant increase was due to the newly signed catering contract with Virgin Atlantic.

4.4.2 Staff costs

The Lufthansa Group employed an annual average of 93,541 employees, or 3.0 per cent more than in the previous year. Adjusted for changes in the group of consolidated companies and for the annual average number of Eurowings group employees, included for the first time in 2006, the like-for-like increase in the number of employees was 0.9 per cent. Staff costs rose in contrast by 3.6 per cent (adjusted: 1.4 per cent) to EUR 5bn. Among staff costs, wages and salaries grew by 2.4 per cent (adjusted: by less than 0.1 per cent) to EUR 4bn. That includes a one-off compensation payment about EUR 21m to LSG Sky Chefs employees in the United States. Social security payments were 1.0 per cent higher at EUR 603m. Adjusted for changes in the group of consolidated companies they would have fallen by 1.1 per cent.

Pension costs and other employee benefits totalled EUR 419m and were 21.8 per cent (20.8 per cent) up on the year. With EUR 353m this figure includes EUR 50m higher additions to provisions for pensions than in the previous year as a result of the necessary reduction of the domestic discount factor from 5.0 per cent to 4.25 per cent at the end of 2005.

As of 31 December 2006 the Lufthansa Group employed 94,510 staff (previous year: 92,303), or 2.4 per cent more than at the end of the previous year. Adjusted for changes in the group of consolidated companies in 2006 – due mainly to sales of companies – 2.6 per cent more employees worked for the Lufthansa Group at the end of 2006. The Eurowings group employees were already included in the previous year's figures.

4.4.3 Depreciation, amortisation and impairment

Depreciation in 2006 amounted to EUR 1.1bn, or 3.9 per cent (adjusted: 5.8 per cent) less than in the previous year. There was no impairment in the year under review. In 2005 however, impairment totalled EUR 304m. It consisted mainly of impairment of goodwill of the LSG Sky Chefs US group (EUR 280m) and of BizJet International (EUR 20m). After discontinuation of scheduled goodwill depreciation these impairments were a result of the newly established by annual impairment tests. The impairment tests carried out in 2006 revealed no further impairment requirement. For details of the procedure and the premises applied, see Note 17 in the Notes to the Consolidated Financial Statements.

4.4.4 Other operating expenses

Other operating expenses at EUR 3.9bn were 4.8 per cent (adjusted: 5.2 per cent) higher on the year. Agency commissions were reduced by a further 4.4 per cent to EUR 633m.

Foreign currency transaction losses from the realisation of foreign currency receivables and payables and from year-end measurement were EUR 334m or slightly lower than the previous year's EUR 345m. The so called staff-related expenses rose by EUR 36m to EUR 615m in financial year 2006. This increase was mainly due to hiring of external staff to cover peak demand.

4.5 Action Plan successfully completed

Lufthansa has successfully completed its "action plan" to cut costs between 2004 and 2006. The aim was to achieve over a period of three years sustainable cost savings of EUR 1.2bn. The four sub-segments external suppliers, internal suppliers, production processes and staff were each to contribute a savings potential of EUR 300m. EUR 420m of the total savings was achieved in the financial year 2006. The action plan's stated aim was to ensure the lasting competitiveness of Lufthansa Passenger Airlines and lay a groundwork for profitable growth in spite of changes in framework conditions such as drastic increases in oil prices. The focus of savings achieved was on external and internal suppliers, whereas staff and production did not quite achieve their targets. Even so, the overall cost base was reduced by a total of EUR 1.23bn and the target was exceeded.

Among external suppliers the target was exceeded significantly by 71 per cent. In sales net commission was introduced in Germany in 2004 and further commission reductions were implemented in Europe and in intercontinental markets. Savings were also accomplished by a higher proportion of online bookings and by successful negotiations in respect of computer reservation systems. By means of newly negotiated ground handling contracts in, for example, Frankfurt and London fees and check-in charges were reduced.

Action Plan The objective of €1.2bn sustainable cost savings until 2006 was exceeded at the end of the program with €1.23bn.


€512m
171%
External
providers
€300m
Production
framework/
processes
€300m
€310m
103%
€196m
65%
Internal
providers
€300m
Staff & Processes
€300m
€208m
69%
2004/2005:
€788m
2006:
€438m
€1,23bn sustainable
cost reductions

Among internal suppliers the "action plan" target was achieved in full. It mainly involved joint projects by Lufthansa Passenger Airlines and Lufthansa Technik that led to savings of around EUR 115m. They included a new maintenance system for servicing and engines and higher aircraft productivity. LSG Sky Chefs achieved EUR 87m in savings. Service concepts on short-haul routes were standardised and material procurement was optimised.

In the production framework conditions and the staff & processes area, in contrast, only two thirds of the savings target was achieved. This was more than offset by overfulfilment in other areas, but these areas will continue to be targeted systematically. In production, cost synergies and higher productivity in the Lufthansa Regional and short-haul fleets were the main cost reduction drivers. The staff area contributed EUR 196m toward achieving the overall target, mainly by means of higher productivity in cockpits and cabins and at stations.

Further result safeguarding and cost reduction programmes within the Group, such as Lufthansa Cargo's "Excellence + Growth", Lufthansa Technik's "Perspektiven Technik" and LSG Sky Chefs' "Triangle" and "Lean Total Direct Cost" programmes have also progressed well and made lasting contributions toward higher revenue and cost reductions.

4.6 Operating result

The 8.4 per cent (adjusted: 6.2 per cent) increase in operating income to EUR 21.4bn must be seen alongside a simultaneous 6.9 per cent (5.0 per cent) increase in operating expenses to EUR 20.3bn. The EUR 693m rise in fuel costs was partly offset by the fall in impairments. The 2006 profit from operating activities showed a EUR 359m or 49.9 per cent improvement on the year to EUR 1.1bn. Exchange rate changes had a negative overall effect of EUR 22m on the profit from operating activities. It also includes items that by their nature fluctuate strongly from year to year. They are, in particular, book gains and losses, release of provisions, income and expenses arising from cut-off date measurement of non-current borrowings in foreign currencies, and impairments.

Development of operating result

	2006 in €m	2005 in €m	**Change** in %
1st quarter	– 75	– 26	–
2nd quarter	+ 372	+ 279	33.3
3rd quarter	+ 394	+ 218	80.7
4th quarter	+ 154	+ 106	45.3
Full year	**+ 845**	**+ 577**	**46.4**

Adjusted for the effects of these non-operating items, the operating result makes the results in two financial years easier to compare. The 2006 operating result was EUR 845m compared with EUR 577m in the previous year. It was EUR 268m or 46.4 per cent higher. When

Operating result* in €m


718
36
383
577
845
2002
2003
2004
2005
2006

* Derivation see table Reconsiliation results on page 77.

the profit from operating activities was reconciled with the operating result, the following items in particular had to be eliminated: EUR 129m in release of provisions (previous year: EUR 138m), EUR 54m in gains from the valuation of non-current borrowings (previous year: EUR 31m in losses), the EUR 56m balance of book gains and losses (previous year: EUR 311m) and, only in the previous year, EUR 304m in impairments.

4.7 Financial result and EBIT

Income from subsidiaries, joint ventures and associates in the reporting year were positive at EUR 305m compared with EUR 393m in the previous year. It was therefore EUR 88m lower than in 2005. But the previous year's fine result was due to the one-off effect of EUR 291m resulting from the first-time valuation of Swiss International Air Lines AG using the equity method. That was the amount by which the pro rata fair value of SWISS assets and debts acquired by AirTrust AG exceeded the purchase price paid by AirTrust AG. By the terms of IFRS 3, which were mandatory from financial year 2005, any such profit had to be recognised with immediate effect on income. Conversely, the result of SWISS's current business was included only from the time of acquisition – July 2005 – and therefore for only six months. In 2006 the SWISS result accounted for using the equity method amounted to EUR 168m. Adjusted

for the effects of SWISS, results accounted for using the equity method in both years, income from subsidiaries, joint ventures and associates improved by EUR 37m or 37.0 per cent in 2006. Major contributors were British Midland plc with EUR 9m (previous year: EUR 4m), Miles & More International GmbH with EUR 19m (previous year: EUR 13m), Lufthansa Worldshop GmbH with EUR 17m (previous year: EUR 13m) and the first-time EUR 8m in dividend paid by Fraport AG.

Income from subsidiaries, joint ventures and associates no longer include the result of Thomas Cook group accounted for using the equity method. After signing the letter of intent and discontinuing the business segment its result of EUR 84m (previous year: EUR 54m) less EUR 2m (previous year: EUR 1m) in deferred taxes will in accordance with the provisions of IFRS 5 be listed separately below result after taxes.

Other financial items, including write-downs of non-current and current financial assets and the negative result from the measurement of derivatives at fair value, totalled EUR –84m (previous year: EUR –43m).

Earnings before interest and taxes (EBIT), which take income from subsidiaries, joint ventures and associates into consideration, are based on the result of operating activities plus the income from subsidiaries, joint ventures and associates and other financial items. Excluding the Thomas Cook group contribution, EBIT amounted to EUR 1.3bn and EUR 230m or 21.5 per cent up on the year.

The negative net interest was EUR 254m, or EUR 6m higher than the previous year. It includes EUR 176m in interest expenses arising from compound interest on pension obligations (previous year: EUR 200m). Along with a lower interest rate, interest on plan assets endowed once more in the reporting year had the effect of reducing expenses.

The financial result in the year under review – EUR –33m – has returned to a normal level after a one-off effect in income from subsidiaries, joint ventures and associates led in the previous year to a positive financial result of EUR 102m.

Reconciliation results

	2006		2005	
in €m	Income statement	Reconciliation with operating result	Income statement	Reconciliation with operating result
Revenue	**19,849**		**18,065**	
Changes in stocks	152		127	
Other operating income	1,399		1,545	
- of which book gains from financial investments		– 105		– 338
- of which earnings from write-back of provisions		– 129		– 138
- of which write-ups on capital assets		– 16		– 17
- of which period-end exchange rate or non-current financial liabilities		– 67		0*
Total operating income	**21,400**	**– 317**	**19,737**	**– 493**
Cost of materials and services	– 10,302		– 9,007	
Staff costs	– 5,029		– 4,853	
- of which length of service costs to be offset retroactively		24		4
Depreciation	– 1,051		– 1,398	
- of which impairments		0*		304
Other operating expenses	– 3,940		– 3,760	
- of which expenses incurred from book losses and financial investments		47		20
- of which period-end valuation of non-current financial liabilities		13		31
- of which provision for onerous contract		–		– 8
Total operating expenses	**– 20,322**	**84**	**– 19,018**	**351**
Profit from operating activities	**1,078**		**719**	
Balance from reconciliation with operating result		– 233		– 142
Operating result		**845**		**577**
Income from subsidiaries, joint ventures & associates	305		393	
Other financial items	– 84		– 43	
EBIT	**1,299**		**1,069**	
Write-downs (on operating result)	1,051		1,398	
Write-downs on financial investments	43		33	
EBITDA	**2,393**		**2,500**	

* Rounded below EUR 1m.

4.8 Net profit for the year and distribution of profits

Profit and Loss Account Deutsche Lufthansa AG drawn up under the German Commercial Code

	2006 in €m	2005 in €m	Change in %
Traffic revenue	12,694	11,808	7.5
Other revenue	244	226	8.0
Turnover	**12,938**	**12,034**	**7.5**
Other operating income	998	1,089	– 8.4
Operating expenses	– 13,928	– 13,083	6.5
Profit/loss from operating activities	**8**	**40**	**– 80.0**
Financial result	671	451	48.8
Profit/loss from ordinary activities	**679**	**491**	**38.3**
Taxes	– 156	– 36	–
Net profit	**523**	**455**	**14.9**
Withdrawal from/transfer to retained earnings	– 202	– 226	–10.6
Net result	**321**	**229**	**40.2**
Dividend proposal per share in €	**0.70**	**0.50**	**40.0**

4.8.1 Net profit for the year

The EUR 1.1bn profit from operating activities and the negative financial result of EUR 33m net out to a profit before income taxes of EUR 1bn (previous year: EUR 821m). After deducting deferred and current taxes on income totalling EUR 230m the result after taxes is EUR 815m (previous year: EUR 559m). Of this, minority shareholders are entitled to a total of EUR 94m (previous year: EUR 159m). An EUR 85m share in profits (previous year: EUR 149m) goes to the other shareholders in AirTrust AG and results from the at equity valuation of SWISS. After adding the at equity result of the Thomas Cook group accounted, Deutsche Lufthansa AG shareholders are entitled to EUR 803m in Group profits (previous year: EUR 453m).

Undiluted earnings per share are EUR 1.75 after EUR 0.99 in the previous year. The convertible bonds outstanding at the end of the reporting year after the EUR 699m redemption in January 2006 that are convertible in Lufthansa shares have no influence worth mentioning, so diluted earnings per share are also EUR 1.75 (previous year: EUR 0.95). For further details see Note 16 in the Notes to the Consolidated Financial Statements.

Balance Sheet Deutsche Lufthansa AG drawn up under the German Commercial Code

	2006 in €m	2005 in €m	Change in %
Assets			
Intangible assets	43	49	– 12.2
Aircraft	3,453	3,273	5.5
Other tangible assets	67	63	6.4
Investments	6,927	6,617	4.7
Fixed assets	**10,490**	**10,002**	**4.9**
Stocks	25	24	4.2
Accounts receivable	836	784	6.6
Other assets and prepaid expenses	1,613	1,333	21.0
Liquid funds and securities	2,251	3,300	– 31.8
Balance Sheet Total	**15,215**	**15,443**	**– 1.5**
Liabilities and shareholders' equity			
Capital stock and share premiums	2,029	2,028	–
Retained Earnings	958	756	26.7
Distributable Earnings	321	229	40.2
Shareholders' equity	**3,308**	**3,013**	**9.8**
Special items with an equity portion	0	8	– 100.0
Provisions	7,816	6,650	17.5
Bonds and liabilities to banks	1,007	1,508	– 33.2
Other liabilities and deferred income	3,084	4,264	– 27.7
Balance Sheet Total	**15,215**	**15,443**	**– 1.5**

4.8.2 Profit distribution

Lufthansa's policy on dividends is based on the principle of dividend continuity and is oriented to the Group's operating development. The relevant net results of Deutsche Lufthansa AG as the parent company show a net profit for the financial year 2006 of EUR 523m according to the provisions of the German Commercial Code (HGB).

After transferring EUR 202m to retained earnings that leaves a distributable profit of EUR 321m. The Executive Board and Supervisory Board will propose to the Annual General Meeting on 18 April 2007 a dividend of EUR 0.70 per share.

4.9 Value added

In 2006 the Group earned a CVA of EUR 552m, up 43 per cent on the previous year. Except for Catering all business segments recouped their capital costs. Lufthansa Passenger Airlines boosted value creation from EUR –53m to EUR 317m. Lufthansa Cargo created value in spite of special burdens and earned a CVA of EUR 37m. Lufthansa Technik's EUR 85m CVA is at a high level, despite being below that of the previous year. Similar to this, Lufthansa Systems also earned a positive CVA of EUR 32m again. LSG Sky Chefs expects to do so from 2007. In 2006 its CVA was still EUR –50m.

Value creation (CVA) of the Lufthansa Group and the individual business segments

in €m	**2006**	2005	2004	2003
Group	552	386	151	– 745
Passenger Transportation	317	– 53	64	– 217
Logistics	37	39	– 26	– 43
MRO	85	121	86	37
IT Services	32	36	40	30
Catering	– 50	– 71	– 274	– 363
Service and Financial Companies	– 88	239	403	25

5. Development of business segments

5.1 Passenger Transportation

Passenger Transportation

		2006	2005	**Change in %**
Revenue	€m	13,475	12,047	11.9
of which with companies of the Lufthansa Group	€m	550	505	8.9
Segment result	€m	678	500	35.6
Operating result	€m	409	135	203.0
EBITDA*	€m	1,485	1,381	7.5
CVA	€m	317	- 53	–
Segment capital expenditure	€m	1,035	936	10.6
Employees as of 31 December	number	38,410	37,042	3.7

* Before profit transfer from other business segments.

5.1.1 Business development

Thanks to a stable world economy and clear growth, demand for air traffic services has continued to grow. In spite of high kerosene prices and ongoing fierce competition the financial year was a very successful one for Lufthansa Passenger Airlines. It made full use of the upswing in air traffic to boost revenue and earnings, to improve its cost structure on a lasting basis, to expand its route network and jointly with Star Alliance partners to enhance its strong position on important routes. The integration of SWISS is already showing clear signs of success. Cooperation is proving very successful. Neighbouring traffic has been optimised and schedules have been harmonised, for example. In sales too, forces have been joined and our respective strengths utilised. Over the reporting period synergies totalling EUR 202m were achieved, compared with the EUR 72m originally planned.

In intercontinental traffic Lufthansa has extended its position as a premium provider. European traffic has also developed successfully, especially in Eastern Europe and with the launch of the "betterFly" programme. Cost structures were adjusted accordingly as the "betterFly" tariff was gradually extended to cover the whole of Europe.

5.1.2 Traffic figures

Lufthansa Passenger Airlines, CityLine, Air Dolomiti and, since 31 December 2005, the Eurowings group belong to the Passenger Transportation business segment. Traffic figures for Eurowings subsidiary Germanwings are not included in the performance data because of the difference in business models. SWISS is also not yet included because consolidation has yet to be completed.

Lufthansa and its regional partners carried 53.4 million passengers in the reporting period, 4.2 per cent more than in the previous year. A 1.8 per cent capacity expansion was taken up in full by the market. Sales – in revenue passenger kilometres – rose by 2.0 per cent and the passenger load factor improved by 0.2 percentage points to 75.2 per cent. Lufthansa noted the strongest increase in demand in Europe and for flights to and from Asia.

In the Europe traffic region, including Germany, Lufthansa carried 41.5 million passengers, 5.2 per cent more than in the previous year. Capacity was increased by 6.6 per cent and sales by even more – 8.1 per cent. The passenger load factor improved as a result by 0.9 percentage points to 65.4 per cent. There were several main reasons for this success: the extension of the

"betterFly" concept, which was taken up very well by the market, the expansion of services in Eastern Europe to 24 destinations and the robust state of the German economy. In summer 2006 the Soccer World Championship generated 200,000 extra bookings and thereby also contributed to growth. Traffic revenue rose by 5.6 per cent to EUR 5.9bn.



Passenger load factor in %
73.9
73.1
74.0
75.0
75.2
2002
2003
2004
2005
2006

In the Americas traffic region the route network was further optimised and consolidated. In the year under review capacities on tourist-oriented South American routes in particular were reduced (–27.1 per cent) in favour of routes to North America and Asia with a view to improving the passenger mix. With available seat kilometres reduced by 3.0 per cent and utilisation high at 80.7 per cent, Lufthansa was able in particular to improve its passenger mix significantly and thereby to improve traffic revenue by 10.9 per cent to EUR 3.1bn.

In North America capacity was expanded by 1.0 per cent. The passenger load factor was at 80.5 per cent (–0.9 percentage points) on a high level. The number of passengers carried also remained stable, rising by 0.1 per cent, and the passenger mix improved significantly with a higher share of premium passengers. New in the summer 2007 schedule are flights from Munich to Denver and a second service from Frankfurt to Detroit. Lufthansa also restructured its South America programme, boosting it by means of higher SWISS frequencies. Flights to Buenos Aires, Santiago de Chile and other South American destinations are code-shared with SWISS and routed via São Paulo. Sales fell by 21.5 per cent as a result and the number of passengers carried was reduced by 12.6 per cent to 0.6 million, but the passenger load factor rose by 5.9 percentage points to 83 per cent due in part to the VARIG insolvency. Travellers from Germany switched to Lufthansa and SWISS. In response to the loss of this Star Alliance partner Lufthansa and SWISS launched extra flights to São Paulo from September.

In the Asia/Pacific traffic region Lufthansa carried 4.0 million passengers, 5.9 per cent more than the previous year. In 2006 capacity was increased by 3.1 and sales rose by 4.6 per cent. The passenger load factor improved by 1.1 percentage points to 80.6 per cent. Lufthansa expanded its China services in particular, increasing frequencies to Beijing, Shanghai and Hong Kong to cater for growing demand. The number of flights to China is now 52 per week. Services to

Trends in traffic regions
Lufthansa Passenger Airlines

	Net traffic revenue in €m External revenue		Number of passengers in thousands		Revenue passenger-kilometres in millions		Available seat-kilometres in millions		Passenger load factor in %		Number of destinations in the Lufthansa network*	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Europe	5,865	5,554	41,542	39,493	29,588.4	27,361.6	45,233.0	42,418.6	65.4	64.5	171	156
North America	2,724	2,416	5,369	5,365	37,173.2	37,261.5	46,192.6	45,755.6	80.5	81.4	140	120
South America	338	345	562	643	4,494.3	5,724.5	5,413.1	7,425.1	83.0	77.1	10	12
Middle East	320	291	823	858	3,044.7	3,134.1	4,503.1	4,388.9	67.6	71.4	14	13
Africa	435	407	1,061	1,055	5,083.7	5,107.4	6,950.0	6,930.4	73.1	73.7	21	20
Asia/Pacific	2,443	2,296	4,038	3,813	30,885.0	29,539.9	38,335.6	37,117.7	80.6	79.5	64	50
Total scheduled services	**12,125**	**11,309**	**53,395**	**51,226**	**110,269.3**	**108,129.0**	**146,627.0**	**144,096.3**	**75.2**	**75.0**	**420**	**373**
Charter	9	4	37	29	60.2	55.6	92.2	85.6	65.4	64.9	–	–
Total	**12,134**	**11,313**	**53,432**	**51,255**	**110,329.5**	**108,184.6**	**146,719.2**	**144,181.9**	**75.2**	**75.0**	**420**	**373**

* Incl. code-share services, without ground transportation (bus/train services).

India were expanded by increasing Munich–New Delhi frequencies. In December 2006, Kolkata (Calcutta) was added to the schedule. Growth accompanied by an improvement in passenger mix led to a 6.4 per cent increase in traffic revenue to EUR 2.4bn.

Passenger numbers in the Middle East/Africa traffic region fell by 1.5 per cent to 1.9 million, whereas traffic revenue rose by 8.1 per cent to EUR 0.8bn. In 2006 Middle East services were increased by 2.6 per cent, but ongoing crises led to a 2.9 per cent sales decline and a 3.8 percentage point fall in the passenger load factor to 67.6 per cent. A newcomer to the flight schedule since January 2006 is Doha, the capital of Qatar, with three flights a week from Frankfurt.

Growth in the Africa traffic region has been slight. Capacity grew by 0.3 per cent and sales fell by 0.5 per cent. Capacity utilisation remained relatively high at 73.1 per cent (–0.6 percentage points). Passenger numbers grew by 0.6 per cent to 1.1 million.

Newly consolidated Germanwings boosted passenger numbers by 31.2 per cent to 7.1 million. Capacity utilisation was 82.2 per cent (-0.3 percentage points). SWISS also carried more passengers, around 10 per cent more in the reporting period, with capacity utilisation rising by 1.7 percentage points to 79.8 per cent.

5.1.3 Result

Passenger traffic revenue for Lufthansa and its regional partners soared disproportionately by 7.2 per cent to EUR 12.2bn and is thereby well ahead of the 2.0 per cent increase in demand, partly because average yields per revenue passenger kilometre increased by 5.2 per cent. The stronger euro countervailed this positive yield trend slightly, by 0.6 percentage points. Total segment revenue was EUR 13.5bn, up 11.9 per cent on the year. Adjusted for consolidation effects (Germanwings), growth was 7.5 per cent.

Due to higher traffic revenue, segment income climbed by 10.3 per cent to EUR 14.6bn, while expenses rose by 9.4 per cent. The cost of materials, up by EUR 944m to EUR 8bn, was especially high, mainly because of EUR 619m higher fuel costs. Higher production, including fuel costs for Germanwings, accounted for only 6.7 per cent, whereas higher prices made up 22.8 per cent of the extra cost. The stronger euro's countervailing effect was a mere 1.9 per cent. In all, segment airlines spent EUR 2.9bn on kerosene, and had it not been for price hedging, the fuel bill would have been EUR 129m higher.

Revenue Passenger Transportation in €m


10,461
10,208
11,207
12,047
13,475
2002
2003
2004
2005
2006

Staff costs climbed by 10.1 per cent to EUR 2.6bn. Adjusted for consolidation effects, however, the increase was still 4.8 per cent. The Passenger Transportation segment employed an annual average of 37,986 employees, or 8.1 per cent more than the previous year. The Eurowings group companies, included in the annual average for the first time, accounted for 2,075 employees, making the adjusted increase 2.2 per cent. The disproportionate increase in staff costs was due to the new wage agreement with the pilots' union, to higher bonuses for all employees and to higher additions to pension provisions as a result of the discount rate reduction at the end of 2005. The number of employees at the end of 2006 was 38,410 (previous year: 37,042).

Depreciation fell by 7.2 per cent to EUR 718m. Adjusted for the effect of changes in the group of consolidated companies, they would have fallen by 9.8 per cent. Other operating expenses rose by 2.6 per cent to EUR 2.6bn.

Compared with the previous year's EUR 135m, the operating result trebled to EUR 409m. The segment result was EUR 678m, a 35.6 per cent increase on the previous year's EUR 500m. It included EUR 177m (previous year: EUR 298m) from investments accounted for under the equity method that were allocated to the Passenger Transportation segment. The at equity result of SWISS in the reporting year was EUR 168m (previous year: EUR 293m). The previous year's figure included the EUR 291m one-off effect from the first-time valuation of Swiss International Air Lines AG using the equity method and the EUR 2m second-half result from the time of acquisition in July 2005. A further EUR 9m (previous year: EUR 4m) was British Midland's profit contribution.

Segment capital expenditure rose by EUR 99m to EUR 1bn, of which EUR 978m was investment in and down payments for aircraft. In the reporting year Lufthansa took six and regional partner Lufthansa CityLine twelve new aircraft into service.

5.2 Logistics

Logistics		2006	2005	Change in %
Revenue	€m	2,845	2,752	3.4
of which with companies of the Lufthansa Group	€m	15	13	15.4
Segment result	€m	142	152	- 6.6
Operating result	€m	82	108	- 24.1
EBITDA	€m	276	284	- 2.8
CVA	€m	37	39	- 5.1
Segment capital expenditure	€m	13	40	- 67.5
Employees as of 31 December	number	4,600	4,704	- 2.2

5.2.1 Business development

Lufthansa Cargo has grown faster than the market, and done so successfully. The economy picked up, sales, revenue and capacity utilisation increased, and so did productivity. Higher fuel costs and settlement payments in respect of class actions in the United States and Canada had a negative effect on the result, but Lufthansa Cargo nonetheless achieved a clearly positive result.

The international economic upswing and the healthy state of the German economy gave freight traffic a boost, although developments differed greatly from region to region. In the year under review the industry was also affected by record fuel prices and overcapacities due to fierce competition and a resulting regional price decline. Yet in spite of tough competition, especially in the German market, Lufthansa Cargo was able to position itself well.

In December 2006 Lufthansa Cargo sold its stake in Neu-Isenburg logistics specialist time:matters GmbH to the Starnberg growth investor Buchanan Capital Partners and acquired a 49 per cent stake in time: matters Holding GmbH. This new ownership structure is intended to facilitate investment in internationalisation and to take the expansion of special services forward swiftly.

5.2.2 Traffic data

Sales in the reporting period showed a pleasing 3.5 per cent increase to 8.1 billion tonne-kilometres. Capacity utilisation rose to 67.7 per cent (previous year: 65.0 per cent). The 1.7 million tonnes of freight and mail carried was 1.3 per cent more than the previous year. In 2006 Lufthansa Cargo concentrated on high-earning routes. In the United States capacity declined by 5.7 per cent due in part to the ending of cooperation with US Airways. In the Asia/Pacific traffic region capacity rose by 4.4 per cent and sales by 6.9 per cent, although unequal traffic flows characterised the trend. The volume of traffic from Asia to Europe was markedly higher than in the other direction. In Europe the load factor increased slightly, by 0.9 percentage points, while capacity was reduced by 2.8 per cent.

5.2.3 Result

Revenue in the reporting period expanded by 3.4 per cent to EUR 2.8bn and traffic revenue by 3.6 per cent to EUR 2.7bn. Adjusted for exchange rate effects, revenue growth was 3.8 per cent due mainly to positive volume trends. Average yields were down slightly on the year (–0.4 per cent). Other operating income was unchanged at EUR 131m. It included book gains of EUR 29m from the sale of shares in time:matters GmbH.

Revenue Logistics in €m


2,350
2,161
2,469
2,752
2,845
2002
2003
2004
2005
2006

Operating expenses rose by 3.9 per cent overall to EUR 2.9bn and consisted for the most part of the following:

Fuel costs as the main expense driver were 18.1 per cent higher on the year at EUR 497m due to sharp price increases in the commodities market.

Charter expenses fell by 2.5 per cent to EUR 900m. Higher expenses for Lufthansa Passenger Airlines freight capacities was more than offset by the discontinuation of expenses for marketing US Airways capacities and the reduction in shared services with other airlines. At the same time MRO expenses rose by 10.5 per cent to EUR 121m. Most maintenance work in the reporting period was invoiced as it arose, so comparison with the previous year is limited.

Staff costs fell by EUR 1m to EUR 334m. That was only partly due to a 2.1 per cent reduction in average employee numbers to 4,668 because the additions to pension provisions were increased and the wage agreement negotiated with the pilots' union included an increase in pilots' earnings. The wage agreement for ground staff that was concluded in 2006 ushers in new and segment-specific wage structures that will lead to savings in the years ahead. The new system came into force as of 31 December 2006.

Other operating expenses rose sharply by 9.8 per cent to EUR 465m. The decline due to exchange rate losses on foreign currency liabilities was more than offset by risk provisions and payments in settlement of class actions in North America. Subject to court approval Lufthansa and the plaintiffs' representatives agreed in September 2006 to a payment of USD 85m in the United States and in January 2007 to a payment of USD 5.3m in Canada. Expenses thereby incurred by Lufthansa Cargo amount to the equivalent of EUR 62m.

Load factor in %


66.6
65.6
67.0
65.0
67.7
2002
2003
2004
2005
2006

In spite of fierce competition, much higher fuel prices and the special effects included in the result, the Logistics business segment ended the year with a strongly positive result. The segment result was reduced by 6.6 per cent to EUR 142m due mainly to the settlement payments, and the operating result was down 24.1 per cent to EUR 82m.

Trends in traffic regions
Lufthansa Cargo

	Net traffic revenue* in €m external revenue		Freight/Mail in thousands tonnes		Revenue freight tonne-kilometers in millions		Available freight tonne-kilometers in millions		Cargo load-factor in %	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Europe	338	336	727	725	526	529	1,213	1,248	43.3	42.4
America	693	686	464	481	3,082	3,072	4,351	4,614	70.8	66.6
Middle East/Africa	210	200	108	107	582	568	978	976	59.5	58.2
Asia/Pacific	1,272	1,215	461	422	3,913	3,660	5,427	5,200	72.1	70.4
Total	**2,513**	**2,437**	**1,759**	**1,736**	**8,103**	**7,829**	**11,969**	**12,038**	**67.7**	**65.0**

* Excluding extra Charter.

The "Excellence + Growth" programme is being continued until the end of 2007. Its aims are to achieve a EUR 233m contribution toward the operating result, to increase the freighter fleet's profitability, to boost utilisation of passenger airline cargo capacities and to improve quality in general. The planned contribution of EUR 47m has been achieved in 2006.

As a result of the conclusion of the fleet roll-over the capital expenditure was down on the year to EUR 13m from EUR 27m.

5.3 MRO

MRO				
		2006	2005	**Change** in %
Revenue	€m	3,415	3,121	9.4
of which with companies of the Lufthansa Group	€m	1,368	1,302	5.1
Segment result	€m	279	280	– 0.4
Operating result	€m	248	258	– 3.9
EBITDA	€m	352	364	– 3.3
CVA	€m	85	121	– 29.8
Segment capital expenditure	€m	111	119	– 6.7
Employees as of 31 December	number	18,426	17,864	3.1

5.3.1 Business development

The growth in international air traffic led to a perceptible upswing in international demand for aircraft maintenance, repair and overhaul services of around 7.0 per cent that had a decisive effect on the Lufthansa Technik group's financial year. There were two main reasons for this increase in demand. Aircraft delivered in large numbers at the end of the 1990s are in need of their first major service. In addition, many airlines have restored capacities that they had scaled down in years of crisis. As a consequence, maintenance work was required to a greater extent in 2006. The no-frills airlines' higher demand for integrated MRO products also contributed toward this growth. In this environment Lufthansa Technik was able to boost its business with external customers at a faster rate than overall market growth and thereby to extend and consolidate its leading market position. Lufthansa Technik's extensive product range – from all-inclusive care to customised individual solutions – is thereby paying off.

5.3.2 Result

In the reporting period 48 new customers and 406 additional contracts with a revenue volume of EUR 447m were acquired. The number of customers that Lufthansa Technik looks after all over the world thereby increased to 583 (+8.6 per cent) and of aircraft to 1,278 (+19.6 per cent). Revenue at EUR 3.4bn was up 9.4 per cent on the year. Thanks to good new business, external revenue rose by 12.5 per cent to EUR 2bn and now accounts for 60 per cent (previous year: 58.3 per cent) of total business. Revenue from Lufthansa Group companies climbed to EUR 1.4bn, up 5.1 per cent on the year. That was due to Lufthansa's fleet growth and to the consolidation of Germanwings.

Other segment income fell by 19.8 per cent to EUR 158m due mainly to lower foreign currency transaction gains. In all, the MRO business segment earned EUR 3.6bn in segment income, a EUR 255m (7.7 per cent) increase. Segment expenses rose by 8.4 per cent to EUR 3.3bn. Revenue growth, especially in engine and aircraft maintenance, a higher level of outsourcing and the high material cost of converting the Business Class of Lufthansa's intercontinental fleet led to a 20.3 per cent increase in the cost of materials and services to EUR 1.8bn.

Staff costs fell by 2.4 per cent to EUR 922m due in part to lower additions to provisions for partial retirement. The Lufthansa Technik group's annual average number of employees was 18,094 or 1.7 per cent more than the previous year.

Depreciation was down 17.4 per cent to EUR 76m. The previous year's figure included a EUR 20m impairment on an American subsidiary. Other operating expenses were almost unchanged at EUR 529m (–0.6 per cent).

Revenue growth, combined with stringent cost management, exerted a positive influence on the segment result. At EUR 279m it almost (– 0.4 per cent)

Revenue MRO in €m


2,808
2,852
3,060
3,121
3,415
2002
2003
2004
2005
2006

reached the previous year's particularly good result, which benefited from an agreement with a major customer on fulfilment of old contracts. The operating result, in contrast, was as expected down on the year at EUR 248m (–3.9 per cent).

The "Perspektiven Technik" cost reduction and efficiency enhancement programme was continued successfully in the reporting period. Cumulative savings were EUR 243m and thereby exceeded the EUR 240m target.

In the period under review EUR 111m was invested in the MRO segment. That was 6.7 per cent less than the previous year. The focus of capital expenditure was on new plant and machinery, additional engines and the start on construction of the A380 hangars in Frankfurt.

5.4 IT Services

IT Services

		2006	2005	**Change in %**
Revenue	€m	652	635	2.7
of which with companies of the Lufthansa Group	€m	381	378	0.8
Segment result	€m	51	68	– 25.0
Operating result	€m	49	63	– 22.2
EBITDA	€m	90	99	– 9.1
CVA	€m	32	36	– 11.1
Segment capital expenditure	€m	49	59	– 16.9
Employees as of 31 December	number	3,321	3,290	0.9

5.4.1 Business development

Lufthansa Systems continued in the reporting year to extend its market position with innovative solutions for the aviation industry. The company came a good deal closer to its target of offering airlines end-to-end technology platforms for all workflows, both ground and in-flight. The most important development in this area is the FACE (Future Airline Core Environment) passenger management system that supports classical core processes from sales via reservations and check-in to departure checks. Business with customers outside the Lufthansa Group is on the increase, and companies from other industries also appreciative IT solutions provided by Lufthansa Systems.

5.4.2 Result

Revenue rose by 2.7 per cent to EUR 652m. Growth was due mainly to business with external customers (+5.4 per cent). Revenue from business with Lufthansa Group companies was up marginally compared with the previous year (+0.8 per cent).

Higher personal costs (up 3.5 per cent on the year to EUR 239m) were due mainly to higher additions to pension and partial retirement provisions. New hirings in connection with IT outsourcing contracts and expansion of product and service management led to a 2.1 per cent increase in the annual average number of employees to 3,318.

Revenue IT Services in €m


557
611
628
635
652
2002
2003
2004
2005
2006

The cost of materials and services climbed by 6.3 per cent to EUR 34m. This was due to project work in connection with infrastructure services. The previous year's increased capital expenditure activity led to a 12.9 per cent increase in depreciation to EUR 35m.

Because some of the development work on the new FACE passenger platform was outsourced to third parties, other expenses rose by 9.6 per cent to EUR 331m.

The IT Services business segment's operating result fell by 22.2 per cent to EUR 49m in the financial year. High pre-production costs for outsourcing contracts, development costs, especially for FACE, and intensified pressure on prices burdened the result. The segment result fell accordingly to EUR 51m (previous year: EUR 68m). Given that the dynamism of the market had eased and the procurement portfolio had changed, only EUR 49m was invested in IT infrastructure, 16.9 per cent less than the previous year.

5.5 Catering

Catering				
		2006	2005	**Change** in %
Revenue	€m	2,278	2,215	2.8
of which with companies of the Lufthansa Group	€m	502	507	– 1.0
Segment result	€m	73	– 286	–
Operating result	€m	50	5	900.0
EBITDA	€m	168	17	888.2
CVA	€m	– 50	– 71	29.6
Segment capital expenditure	€m	71	104	– 31.7
Employees as of 31 December	number	28,555	28,295	0.9

5.5.1 Business development

The LSG Sky Chefs group has achieved a turnaround. Business processes in production and administration have been tightened up and segment expenses reduced significantly. What is more, the catering company is benefiting from the upswing in air traffic and growing demand for innovative products and services in in-flight management. LSG Sky Chefs is developing from a catering-only service provider to a provider of extensive and made-to-measure customer solutions. In spite of fierce competition the group has consolidated its world market share at around 30 per cent. This has been due mainly to acquiring new customers and renewing existing contracts in Europe and Asia.

5.5.2 Result

Revenue rose to EUR 2.3bn, 2.8 per cent more than in the previous year, of which external revenue made up EUR 1.8bn (+4.0 per cent). This increase was reduced by 1.2 percentage points by changes in the group of consolidated companies, especially the sale of LSG Sky Chefs France, and by a further 0.4 percentage point by exchange rate changes. Other operating income amounted to EUR 143m in the financial year.

In Europe, business was expanded significantly, with marked growth especially in the UK, Scandinavia and Italy. The Asia/Pacific region also reports growth, and the Group's presence there was expanded. The highest growth was achieved in South Korea, but the volume of business also increased appreciably in Thailand. In the Latin America region market share and revenue were increased markedly. Business in North America continued to suffer from a general decline in demand in the airline catering market and from insolvency proceedings for some large customers. Revenue declined accordingly.

Overall segment expenses fell by 11.2 per cent to EUR 2.3bn. Staff costs fell by 4.8 per cent to EUR 913m – and did so despite a higher volume of business and payment of a one-off EUR 21m in compensation to employees in the United States. They fell mainly because of higher productivity and revised salary structures in new wage agreements, especially in Germany and the United States. Deconsolidation of the French company also reduced staff costs by EUR 13m. Annual average employee numbers were down 1.5 per cent to 28,311. The cost of materials and services climbed by 6.3 per cent to EUR 996m.

Depreciation including impairments declined by 81.5 per cent to EUR 63m. This decline was due to the previous year's EUR 280m impairment of goodwill of the LSG Sky Chefs group in the United States. Other operating expenses fell by 8.1 per cent to EUR 376m due mainly to a steep decline in foreign currency transaction losses. Rental and maintenance expenses and consulting costs were also down.

The ongoing economic upswing in air traffic and stringent cost management led to a marked improvement in operating and segment results. Restructuring measures initiated in previous years in the North America region were continued in the reporting period and led to considerably improved cost structures thanks to a new wage agreement, renegotiated rental agreements and cancellation of rental agreements for empty

Revenue Catering in €m


3,076
2,667
2,334
2,215
2,278
2002
2003
2004
2005
2006

Airline Catering Revenue in individual regions in %


60 Europe/Africa/Middle East
30 North/South America
10 Asia/Pacific

premises. The "Triangle" and "Lean Total Direct Cost" (LTDC) cost reduction programmes initiated in previous years continued to be implemented.

The segment result was positive again for the first time, and the operating result was a multiple improvement on the previous year. The operating result increased from EUR 5m to EUR 50m. The EUR 73m segment result (previous year: EUR –286m) reflects impairments of EUR 281m in the previous year. Yet even if this effect is disregarded the segment result shows a marked improvement. Capital expenditure was down 31.7 per cent to EUR 71m. The most important project is the construction of the new Frankfurt works (2006 volume: EUR 21m).

5.6 Leisure Travel

Leisure Travel

		1.11.2005 – 31.10.2006	1.11.2004 – 31.10.2005	Change in %
Revenue	€m	7,780	7,661	1.6
· of which tour operators	€m	6,566	6,485	1.2
· of which airlines	€m	847	753	12.5
Profit/loss from operating activities	€m	225	181	24.3
Profit/loss before taxes	€m	206	140	47.1
Net profit before taxes	€m	171	105	62.9
Passengers	thousands	13,608	13,243	2.8
Employees as of 31 October	number	19,353	23,236	– 16.7

5.6.1 Business development

The Leisure Travel business segment made better headway in the reporting period than the industry overall. Bookings, revenue and earnings all increased. In Germany the distance between Thomas Cook and the market leader TUI was further reduced. The capital tie-up was reduced significantly. To release funds for essential investment the Thomas Cook group has consistently disposed of equity assets that were either not part of its core business or were making losses. That freed up a volume of more than EUR 300m. With effect from 1 May 2006 a new structure was introduced with the segments "Continental Europe", "Great Britain and Ireland", "Airlines Germany" and "Corporates".

5.6.2 Result

Revenue in the financial year 2005/06 grew by 1.6 per cent to EUR 7.8bn. Customer numbers increased by 2.8 per cent to 13.7 million. But developments in individual segments differed widely.

The main growth drivers were German tour operators and Condor's seat-only business. Bird flu, terrorist attacks in Egypt and Turkey and the thwarted attacks in London burdened the course of business. In the UK the 2006 Soccer World Championship in Germany also had a negative effect on bookings.

Revenue Leisure Travel in €m


8,059
7,242
7,479
7,661
7,780
2002
2003
2004
2005
2006

Development of Condor's seat-only business Portion of total traffic revenue in %


82
18
80
20
77
23
68
32
65
35
01/02
02/03
03/04
04/05
05/06
Tour operators
Individual passengers

Expenditure on tourist services climbed disproportionately by 3.9 per cent to EUR 6.1bn due mainly to the EUR 161m hike in fuel costs to EUR 537m. Had it not been for hedging, this increase would have been much larger. But better terms negotiated in fuel procurement were no more able to offset this increase than were surcharges on air fares or savings in other areas of the aviation business.

Gross yield was down slightly to EUR 1.7bn (previous year: EUR 1.8bn) and the gross yield margin to 22.2 per cent compared with the previous year's 23.9 per cent. Operating earnings soared by 29.6 per cent to EUR 279m due mainly to disinvestment.

Extensive saving measures kept staff costs, other operating expenses and depreciation below the previous year's level. Staff costs were down 1.5 per cent to EUR 854m. Wages and salaries were lifted slightly by 0.6 per cent due to wage rate adjustments after the end of the restructuring activities and to additional crew members for two aircraft. Thomas Cook's annual average employee numbers were 19,775, or about 15 per cent fewer than the previous year. Depreciation fell by 20.2 per cent to EUR 157m due to a decline in investment. So did operating expenses – by 4.6 per cent – on account of deconsolidation.

Thomas Cook's earnings before taxes were EUR 206m (+47.0 per cent). Net profit for the year before minority interests was EUR 171m (previous year: EUR 105m).

During the reporting period Thomas Cook invested EUR 77m, 10.7 per cent more than the previous year. It was invested mainly in technical development of computer systems and in replacement of office and plant equipment.

Lufthansa on 22 December 2006 reached agreement with co-shareholder KarstadtQuelle on the sale of its shareholding in Thomas Cook and signed a letter of intent accordingly. The result accounted for under the equity method for Lufthansa was EUR 82m (previous year: EUR 53m) and is stated as profit of discontinued operations of the Leisure Travel business segment (Note 15 in the Notes to the Consolidated Financial Statements).

5.7 Service and Financial Companies

Service and Financial Companies

		2006	2005	Change in %
Segment income	€m	508	683	– 25.6
- of which on investments accounted for under the equity method	€m	0	1	– 100.0
Segment expenses	€m	389	291	33.7
Segment results	€m	119	392	– 69.6
Employees as of 31 December	number	1,198	1,108	8.1

Service and Financial Companies segment income totalling EUR 508m fell short of the previous year's EUR 683m. It is partly income from subsidiaries, joint ventures and associates and EUR 3m income from the sale of Gerling AG shares. In the previous year the segment yielded higher income from the sale of stakes in Loyalty Partners GmbH (EUR 107m) and Amadeus Global Travel Distribution (EUR 182m). AirPlus with revenue up 18.2 per cent to EUR 175m made a significant contribution toward segment income. Lufthansa Flight Training boosted its revenue by 7.6 per cent to EUR 125m in the financial year. Segment expenses are reported at EUR 389m (previous year: EUR 291m). The EUR 119m segment result was well below the previous year's EUR 392m.

6. Cash flow and capital expenditure

6.1 Capital expenditure

In the financial year 2006 the Lufthansa Group invested a total of EUR 1.9bn, including EUR 1bn on four Airbus A340-600s, two Airbus A319s, twelve Canadair Regional Jet 900s and downpayments for aircraft and spare engines. A total of 17 aircraft – two Airbus A310-200s, thirteen Canadair Regional Jet 200s and two ATR700s – were sold. The resulting income from the disposal was EUR 28m.

A further EUR 342m was invested in building furnishings, software and other non-current assets. EUR 195m was spent on buying equity investments, including shares in Fraport AG, and on funding equity of and providing loans for participations. A further EUR 354m was invested in non-current securities.

6.2 Cash flow

Abbreviated cash flow statement Lufthansa Group

	2006 in €m	2005 in €m	**Change** in %
Profit/loss before income taxes	1,045	821	27.3
Depreciation of fixed assets (net of reversals)*	1,182	1,506	- 21.5
Result from fixed asset disposal	- 56	- 311	- 82.0
Financial result	- 51	- 85	- 40.0
Income taxes paid	- 123	- 65	89.2
Change in working capital	108	90	20.0
Cash flow from operating activities	**2,105**	**1,956**	**7.6**
Additions to repairable aircraft spare parts	- 2,073	- 1,957	5.9
Proceeds from sales	262	526	- 50.2
Interest and dividend income	290	290	–
Net cash used in investing activities	**- 1,521**	**- 1,141**	**33.3**
Free cash flow	**584**	**815**	**- 28.3**
Securities/fixed-term disposits	- 238	- 2,035	- 88.3
Increase of capital stock	0	–	–
Long-term borrowings and repayments of long-term borrowings	- 580	- 39	148.7
Dividends paid	- 232	- 137	69.3
Interest paid	- 247	- 268	- 7.8
Net cash used in financing activities	**- 1,059**	**- 444**	**238.5**
Effects of exchange rate changes	- 5	1	–
Cash and cash equivalents on 1 January	**1,173**	**2,836**	**- 58.6**
Cash and cash equivalents on 1 January	**455**	**1,173**	**- 61.2**

* Incl. depreciation of repairable aircraft spare parts and financial assets.

The significantly improved 2006 result led to an increase in cash flows from operating activities of 7.6 per cent or EUR 149m to EUR 2.1bn. Adjusted for the financial result that cannot be allocated to operations and for the result from non-current asset disposals and depreciation, the 2006 cash flow-effective result was up EUR 189m on the previous year. The increase in working capital, which at EUR 108m was slightly above the previous year's EUR 90m, made a positive contribution toward cash flow. The change in working capital is based on the change in stocks, payables and provisions/liabilities between the balance sheet dates. Tax payments on income in the reporting year were EUR 58m higher. In the reporting year advance payments were due again toward minimum taxation of the result of the corporate entity that is liable to pay corporation tax and trade tax in Germany. Foreign Group companies also paid taxes on income.

Capital expenditure, cash flow and depreciation Lufthansa Group
in €m



2,312
880
1,243
1,783
1,881
1,112
1,829
1,956
1,398
1,929
2,105
1,051
2003
2004
2005
2006
Capital expenditure*
Cash flow from operating activities
Depreciation and amortisation of fixed assets

* Capital expenditure excludes pro rata results from investments accounted for under the equity method.

Net capital expenditure – the balance of income from and expenditure on the sale or purchase of non-current assets, including payment return flow from these assets – totalled EUR 1.5bn (previous year: EUR 1.1bn). Free cash flow – funds remaining after net capital expenditure – was EUR 584m and therefore EUR 231m down on the previous year. In the financial year 2006 a scheduled further EUR 565m was transferred from these funds to the Lufthansa Pension Trust to finance payments arising from pension obligations. In addition, EUR 350m in current securities was sold and reinvested in non-current bonded loans that can be converted into cash at any time plus a further EUR 23m was invested in current securities. The net cash expenditure here totalled EUR 238m.

The Group raised EUR 743m in the reporting year from non-current borrowings. Cash required for redemption of borrowings, interest and dividend payments totalled EUR 1.8bn. The net cash used in financing activities was therefore EUR 1.1bn (previous year: EUR 444m).

The Group's cash and cash equivalents were reduced by EUR 718m (previous year: EUR 1.7bn), while EUR 2.1bn (previous year: EUR 2.4bn) are invested in current securities.

The Group's net liquidity (negative net indebtedness) at the end of 2006 was EUR 101m (previous year: EUR 143m). To arrive at this figure, securities totalling EUR 534m (previous year: EUR 150m) that could be converted into cash at any time and could therefore be allocated to the liquidity reserve but were listed in the balance sheet as non-current securities were allocated to cash and cash equivalents held. The previous year's figure was adjusted accordingly. Gearing, calculated as the ratio of net indebtedness plus pension commitments shown in the balance sheet to shareholders' equity as shown in the balance sheet, was reduced by a further 10.1 percentage points and now stands at 75.7 per cent. In addition, the Group has a variety of different and separate short- and long-term credit lines with several banks. As of 31 December 2006 these free credit lines amounted to EUR 2bn.

7. Financial strategy and financial management

7.1 Financial strategy

The Lufthansa Group's financial strategy supports the growth path and aims to ensure the Company's profitability, stability, liquidity and financial flexibility. To do so, certain cornerstones are defined. A strategic minimum liquidity of EUR 2bn safeguards the Company from cyclical fluctuations and volatile financial markets. To strengthen its capital structure a further increase in the

equity ratio from the present 25.2 per cent to 30 per cent is envisaged in the medium term. A fundamental part is here played by the ongoing funding of pension liabilities. Maintaining the Company's investment grade rating and retaining a significant proportion of unencumbered aircraft are other important mainstays that contribute toward financial flexibility. Controlling the Group's financial risks takes the form of an integrated risk management system aimed at reducing price fluctuations. In currency and fuel management risks are differentiated and hedging is undertaken bound by rules. In interest management we aim, in view of our cyclical dependence, to achieve an 85 per cent share of liabilities with variable interest rates. Lufthansa's policy on dividends is aimed at continuity while being oriented to the Group's operational development. The amount paid in dividend depends moreover on the relevant financial statements of the parent company Deutsche Lufthansa AG.

7.2 Financial management

Lufthansa Group financing is managed centrally. The internal financial equalisation and cash management system reduces the volume of financing and optimises the Group's financial investments. Its aim is to minimise interest costs and reduce result volatility. Financial and liquidity planning across the Group ensures that the Lufthansa Group always has a sufficient liquidity reserve. This liquidity is complemented by available credit lines totalling EUR 2bn on the balance sheet date.

7.3 Ratings

The Lufthansa Group is the only European airline with "investment grade" ratings from the rating agencies Moody's (Baa3, outlook stable) and Standard & Poor's (BBB, outlook stable). The rating agencies stress in their ratings Lufthansa's leading position in the industry environment, a position that is based on strong long-haul and premium business, a stable financial profile and restructuring successes in the Catering and Leisure Travel business segments. A good rating assures Lufthansa of access to a wide investor base for financing its investments.

Rating Moody's		**Rating Standard & Poor's**	
Outlook	stable	Outlook	stable
Issue-rating	Baa3	Issue-rating	BBB
Short-therm	P-3	Short-therm	A-2

As of December 2006.

7.4 Influence of changes in interest rate and credit terms and conditions

In view of its credit rating and attractive conditions in financing markets, Lufthansa was again able in the reporting year to raise loans on favourable terms. While the credit terms are not subject to rating-related changes for lack of so-called rating triggers, changes in interest rates affect the Group's interest expenses. Interest rates rose steadily during the reporting period. Given the interest hedging strategy according to which 85 per cent of Lufthansa's financial liabilities are to be subject to variable interest rates, this led to an increase in interest paid on financial liabilities outstanding. However, cash investments benefited from the rising interest rates too.

7.5 Major financing activities in the financial year

In May 2006 Lufthansa placed a EUR 500m bond with a seven-year term. The issue was oversubscribed six fold. In all, offers were received from over 190 institutional investors in more than 15 countries. On the basis of this robust demand the interest rate was fixed at 4.625 per cent. At an issue price of 99.742 per cent the issue yield was 4.669 per cent. The bond is listed on the Frankfurt Stock Exchange (ISIN DE000A0JQA39).

In addition, Lufthansa undertook several structured financing measures. In July it concluded Japanese operating lease transactions for two Airbus A330-300s, raising EUR 156m in funding. In November, Japanese operating lease transactions were also concluded for two Germanwings Airbus A319-100s, raising EUR 59m in funding. The Japanese operating leases provide funds for the Lufthansa Group at interest rates well below Euribor.

7.6 Off balance sheet financing activities

Lufthansa Group companies have signed a number of rental agreements that in terms of their economic content can be classified as operating lease contracts. They mainly involve the leasing of aircraft and renting of buildings (see Note 22 of the Notes to the Consolidated Financial Statements). Contingent liabilities also exist toward creditors of certain Lufthansa Group joint venture companies. These contingent liabilities result, for example, from issuing joint and several guarantees to creditors to these joint ventures (see Note 43 of the Notes to the Consolidated Financial Statements). No further material financing measures exist that can be classified as off balance sheet.

8. Asset and financial position

The total assets rose fairly moderately by 1.0 per cent or EUR 189m to EUR 19.5bn. Changes in the group of consolidated companies in the reporting year had no major effects. On the assets side, growth is limited to non-current assets, which rose by EUR 651m to EUR 13bn. Current assets in contrast fell by EUR 462m to EUR 6.5bn. Capital expenditure in the year under review led in non-current assets to a particularly marked increase (of EUR 533m) in financial assets. The reason for the fall in current assets was the EUR 1.1bn reduction in cash, including short-term securities, of which EUR 350m was reinvested in non-current securities that can be converted into cash at any time and a further EUR 565m that was invested in Lufthansa Pension Trust funds to finance future pension payments. A countervailing trend was the increase in receivables that went with the good progress of business. On the basis of the agreement reached on the sale of Thomas Cook the investment accounted for using the equity method was transferred from non-current to current assets.

Balance sheet structure in %

Assets



38.1
28.6
13.0
20.3
37.7
26.2
18.7
17.4
Aircraft and spare engines
Other non-current assets
Liquid assets and shares
Other current assets
2006
2005

Shareholders' equity and liabilities



25.2
40.4
34.4
23.5
40.5
36.0
Shareholders' equity
Non-current debt
Current debt
2006
2005

The share of non-current assets in the total assets is now at 66.6 per cent (previous year: 63.9 per cent).

On the equities and liabilities side, EUR 381m of the growth was due to the increase in shareholders' equity to EUR 4.9bn, whereas non-current and current liabilities were reduced by EUR 192m to EUR 14.6bn. Shareholders' equity, including minority interests, rose by EUR 897m as a result of the good result for the year. The May 2006 dividend payment of EUR 229m from the previous year's profits led, of course, to a corresponding reduction in the shareholders' equity. Another item to be booked out was the EUR 102m pro rata premium on the conversion options issued as part of the 2002/2012 convertible bond issue given that in the course of redemption of the bond in January 2006 the conversion options were bought back. Further positive effects with no effect on net income, especially from the measurement of hedging instruments and other financial assets, are listed in the statement of changes in shareholders' equity in the Notes to the Consolidated Financial Statements. The equity ratio rose to 25.2 per cent from 23.5 per cent at the end of 2005.

Return on equity* in %


21.7
13.5
19.5
23.0
- 30.2
2002
2003
2004
2005
2006

* Profit/loss before taxes/Shareholders' equity.

Development of result and equity

in €m	2002	2003	2004	2005	**2006**
Profit/loss before income taxes*	905	- 814	541	875	1,129
Equity*	4,172	2,696	4,014	4,522	4,903

* Including minority interest (new IFRS requirements) and result of discontinued operations of the Leisure Travel segment.

Total liabilities, non-current provisions and liabilities rose by EUR 68m to EUR 7.9bn, whereas current liabilities fell by EUR 260m to EUR 6.7bn. The main reason for that was the partial redemption of the January 2002 convertible bond issue at the beginning of 2006. A nominal EUR 699m with a book value of EUR 625m was redeemed that was listed under current liabilities at the end of the previous year. In contrast, the EUR 500m bond issued in 2006 with a seven-year term expiring in 2013 is classified as a non-current liability.

The 65.6 per cent share of non-current liabilities in the total assets was 1.7 percentage points higher than the previous year's 63.9 per cent.

9. Innovation and fleet

9.1 Research and development at Lufthansa

Lufthansa as a service enterprise does not run classical research and development. Instead, the Group has been engaged for more than ten years in research into the effects of air traffic on the environment. Lufthansa supports a number of scientific projects in this field.

9.2 Innovation

Lufthansa has a tradition of using innovative products and services. They include the latest aircraft models with low-noise engines that use less fuel and lubricant and cause less pollution. The company's innovations in ground and in-flight services are also exemplary. Lufthansa does everything to ensure that ground procedures are faster and more attractive for all customers and reduce costs at the same time. The introduction of 2D barcode check-in technology, further development of automated check-in procedures and checking in from at home or en route are only a few cases in point.

In response to requests by many customers, Lufthansa has also upgraded its mobile SMS services significantly. Online check-in will be even more comfortable once customers can choose their seats with the aid of a seating plan on the Internet. On 1 January 2007 Lufthansa launched in its lounges broadband services from its new partner T-Mobile.

Work is going ahead at high pressure on launching the new Airbus A380 of which Lufthansa will now take delivery in summer 2009. Workflows and internal organisation are being adapted accordingly. Jointly with Airbus, Lufthansa Systems has developed an electronic ticketing system for the A380. Lufthansa Technik is building a new maintenance hangar at Frankfurt Airport. LSG Sky Chefs has developed a new high-loader for the in-flight service that is designed for the A380's dimensions.

9.3 Fleet

Fleet policy Fleet policy is a fundamental factor in ensuring that Lufthansa remains competitive. It must be precisely geared to the anticipated volume of traffic, which can develop differently from one region to the next. It must be in keeping with customer needs and strict for operating efficiency, especially where fuel consumption is concerned. Last but not least, a successful fleet policy must address environmental and sustainability issues. A modern and well-structured fleet is therefore the backbone of a service- and market-oriented airline.

That is why Lufthansa is continuously modernising its fleet. At present the Group has 430 commercial aircraft. Eighteen were purchased during the reporting period. New aircraft enhance efficiency, reduce fuel and operational costs and protect the environment. The new Airbus A340-600 long-haul jets and the Boeing 747-8s ordered in 2006, for example, reduce emissions on a lasting basis by about 20 per cent in comparison with earlier models. The new General Electric engines that will power the Boeing 747-8s consume on average only 3.5 litres of fuel per passenger per 100 kilometres. Lower unit costs permanently ensure the fleet's operating efficiency.

Development of the long-haul fleet Lufthansa took fundamental decisions on fleet development in 2006. In December 2001 the Company had ordered 15 Airbus A380 wide body jets. They were due to be delivered in September 2007 for use from the summer 2008 flight schedule. The new model will now be available later than planned and is expected for the summer of 2009. To prevent capacity bottlenecks resulting from this delay as air traffic increases Lufthansa ordered five Airbus A330s and seven Airbus A340-600s that will fill the capacity gap from summer 2008. In December 2006 a further 20 Boeing 747-8s were ordered for service from 2010. They will ensure that capacity is available in line with market-oriented growth in intercontinental air traffic and at the same time modernise the existing fleet.

Development of the short-haul fleet Lufthansa has the largest feeder network in Europe. This position is being safeguarded and at the same time expanded in the wake of the long-haul fleet expansion. At the same time the route network is to be made even more attractive for business travellers. The continental and regional fleets have been accordingly enlarged consistently. For the regional fleet, in the reporting period delivery of twelve modern CRJ-900s was taken to replace older models. For continental traffic 30 Airbus A320s were ordered to enlarge and modernise the fleet. The first of them will be delivered in 2007.

Group Fleet
Number of commercial aircraft and additions to the fleets of Lufthansa German Airlines (LH), Lufthansa Cargo (LCAG), Lufthansa CityLine (CLH), Air Dolomiti (EN), Germanwings (4U) and Eurowings (EW) as of 31 December 2006

Manufacturer/ Type	Group Fleet								Finance Lease	Operating Lease	Operator						Additions 2007-2015	Additional options
		LH	LCAG	CLH	EN	4U	EW	Group owned			LH	LCAG	CLH	EN	4U	EW		
Airbus A300	**14**	14	–	–	–	–	–	14	–	–	14	–	–	–	–	–	–	–
Airbus A310	**4**	4	–	–	–	–	–	4	–	–	4	–	–	–	–	–	–	–
Airbus A319 **	**39**	20	–	–	–	6	–	26	1	12	18	–	–	–	21	–	21	8
Airbus A320	**39**	36	–	–	–	–	–	36	–	3	36	–	–	–	3	–	10	30 ****
Airbus A321	**26**	25	–	–	–	–	–	25	1	–	26	–	–	–	–	–	15	–
Airbus A330	**10**	10	–	–	–	–	–	10	–	–	10	–	–	–	–	–	5	–
Airbus A340	**42**	42	–	–	–	–	–	42	–	–	42	–	–	–	–	–	10	10
Airbus A380	**0**	–	–	–	–	–	–	0	–	–	–	–	–	–	–	–	15	5
Boeing 737	**63**	61	–	–	–	–	–	61	–	2	63	–	–	–	–	–	–	–
Boeing 747	**30**	29	–	–	–	–	–	29	1	–	30	–	–	–	–	–	20	–
Boeing MD11F	**19**	–	19	–	–	–	–	19	–	–	–	19	–	–	–	–	–	–
Canadair Regional Jet *	**78**	9	–	61	–	–	–	70	–	8	–	–	61	–	–	17	–	–
ATR	**29**	–	–	–	3	–	6	9	8	12	–	–	–	14	–	15	–	–
Avro RJ85	**18**	–	–	5	–	–	–	5	–	13	–	–	18	–	–	–	–	–
BAE 146 ***	**19**	–	–	–	–	–	1	1	–	18	–	–	–	5	–	14	–	–
Total aircraft	**430**	**250**	**19**	**66**	**3**	**6**	**7**	**351**	**11**	**68**	**243**	**19**	**79**	**19**	**24**	**46**	**96**	**53**

* Aircraft owned by Lufthansa and leased to Eurowings.
** Two of the aircraft owned by Lufthansa are leased to Germanwings.
*** Five of Lufthansa's operating lease aircraft are leased to Air Dolomiti.
**** A320 family, i.e. either A319, A320 or A321.

10. Employees

Lufthansa aims to continue extending its market position and at the same time to be an innovation pacemaker in the industry – while pursuing both growth and earnings. That is an ambitious target. It is why, more than ever, Lufthansa is relying on its employees – on their know-how, on their performance potential, on their motivation and on their ability to be enthusiastic about common objectives. Their performance and commitment make a fundamental contribution toward Lufthansa's success. That is why their abilities and skills must be developed and encouraged, and this aim is pursued by means of a large number of measures.

Staff Lufthansa Group by business segments in %



40.6 Passenger Transportation
4.9 Logistics
19.5 MRO
3.5 IT Services
30.2 Catering
1.3 Service and Financial Companies

Training Annually, Lufthansa invests about EUR 300m in vocational and in-service training. The Group trains apprentices in over 40 different technical, commercial and IT trades. In the period under review, 308 young people started an apprenticeship at Lufthansa. On 31 December, 1,348 apprentices were undergoing training, and well over 2,000 employees attended an in-service qualification course.

The importance of integrated Lufthansa courses, apprenticeships or internships with the Lufthansa Group as an accompaniment to a degree course, has grown significantly. In the reporting period 157 students attended twelve different degree courses. In the Internet era e-learning is also increasingly popular. About 900 different programmes with a total of around 1,700 lessons are currently in use, and e-learning now accounts for about a third of the total training volume.

Development of number of employees On 31 December 2006 the Lufthansa Group had 94,510 employees, or 2.4 per cent more than the previous year. The annual average number of employees is 93,541 (+3.0 per cent). With revenue up by 9.9 per cent, productivity per employee has risen by 6.8 per cent on an annual average. Nearly all business segments have taken on additional employees. Growth has been highest in Passenger Transportation due to the expansion of capacity by 3.7 per cent to 38,410 employees at the end of the year. The number of in-flight staff increased by 6.3 per cent, while ground staff numbers rose by a mere 0.8 per cent. Employee numbers in the Logistics business segment fell, in contrast, by 2.2 per cent.

Development of number of employees as of 31 December



93,796
93,246
90,673
92,303
94,510
2002
2003
2004
2005
2006

Revenue per employee in € thousand



180
168
183
199
212
2002
2003
2004
2005
2006

Revenue per full-time equivalence Lufthansa Group in € thousand



197
185
201
225
245
2002
2003
2004
2005
2006

MRO employed 18,426 staff or 3.1 per cent more than the previous year. The Catering segment's 28,555 employees at the year's end represented only a slight increase (0.9 per cent). IT Services and Service and Financial Companies also took on more employees – 31 and 90 respectively, taking their employee numbers to 3,321 and 1,198. The increase at Service and Financial Companies is due almost entirely to expansion of business at AirPlus.

One Lufthansa employee in three works in a country other than Germany. The proportion of employees in other countries fell slightly to 33.8 per cent. In Germany the job situation developed positively. Expansion of the Munich hub led, as in the previous year, to more employment (+9.1 per cent). In Hamburg, too, employee numbers were increased by 3.1 per cent as capacity was expanded. In Frankfurt the further improvement in demand also led to new hirings (+2.2 per cent). That was also the case in Berlin (+0.8 per cent). In Cologne, in contrast, employment fell by 0.4 per cent. This was due to the transfer of a number of jobs in finance and of flight staff to Frankfurt. The demand for air traffic services led to an increase in the number of trainee service professionals to 1,600. In addition, 204 trainee pilots commenced training at the Bremen pilot school, while 343 students, as against 168 in the previous year, graduated and joined Lufthansa flight crews in 2006.

11. Procurement/Purchasing

Purchasing is decentralised in the Lufthansa Group. Group companies have separate purchasing and procurement departments.

At Lufthansa Passenger Airlines and Group head office departments, for example, central purchasing of general goods and services is predominantly organised by goods categories, such as travel management, construction goods, IT and general services. Purchasing also negotiates and manages intra-Group supplies and service relationships. Methods and procurement processes are developed in the strategic purchasing department, which also initiates and manages cross-enterprise purchasing projects, Star Alliance projects and projects with partner companies. Purchasing is undertaken mainly by means of an electronic platform. Electronic catalogues are provided for the procurement of standardised services. Over 90 per cent of orders are now handled by an electronic marketplace system.

For purchasing projects across the Group the Corporate Sourcing Board (CSB) was set up as a decision making body to ensure at the highest level of management that projects of this kind are undertaken in an interdisciplinary manner. It consists of the heads of the purchasing departments at Lufthansa Passenger Airline, Lufthansa CityLine and the individual Group companies.

12. Sustainability

Adding value – creating values Commercial success and a Company policy oriented to sustainability and environmental protection are not mutually exclusive for Lufthansa. At Lufthansa they are interdependent. Harmonious interaction of the four pillars economy, environment, social and environmental responsibility is essential to sustain a growth-promoting corporate culture and ensure the Group's lasting commercial success. The prospects are bright where sustainability is concerned. Lufthansa's strategy of profitable growth leads to better products, generates more employment and leads to seminal investment in the latest technology. Technology has made further progress, such as lighter materials, improved aerodynamics and modifications to existing engines or the development of new ones. These new technologies limit the noise footprint to the immediate airport environment. The Company feels that it is nowhere near the end of what is technically feasible. Enormous opportunities for reducing emissions are in the air and in the ground infrastructure. To reduce greenhouse gas emission Lufthansa relies on

an integrated, global, overall concept consisting of four pillars: technical progress, infrastructure improvements, operational measures to boost efficiency and complementary economic instruments and incentives.

Lufthansa here collaborates closely with the International Air Transport Association (IATA) and other organisations on the necessary improvement. In addition, Lufthansa supports a number of scientific projects, especially in climate and noise research.

At the end of 2002 Lufthansa was the world's first airline to subscribe to the basic principles of the UN Global Compact, the "good corporate citizenship" initiative launched by the then UN secretary-general Kofi Annan. Lufthansa is expressly committed to the freedom and dignity of all people and to all other human rights and all values embraced by the International Labour Organisation (ILO).

Lufthansa's environmental protection and sustainability work was acknowledged by its repeated inclusion in the Dow Jones Sustainability Index World (DJSI) and the FTSE4Good Global Index.

As a separate sustainability publication Lufthansa publishes "Balance" and makes further information available on the Internet at http://responsibility.lufthansa.com.

13. Statutory information required by § 315 Para. 2 No. 4 HGB and § 315 Para. 4 HGB

Issued capital and voting rights Deutsche Lufthansa AG's EUR 1.172bn of issued capital is divided into 457,935,558 registered individual share certificates. Each certificate holds a EUR 2.56 share of the issued capital. The transfer of shares is restricted and subject to the Company's approval (restriction of transferability). The Company may only refuse permission for transfer if there is reason to fear that the share register entry might jeopardise its air traffic rights.

Each registered share holds one vote. Shareholders exercise their rights and cast their vote at the Annual General Meeting in accordance with statutory regulations and the provisions of the Articles of Association.

German Aviation Compliance Documentation Act To retain its air traffic operating licence under European law and its air traffic rights to fly to international destinations outside Europe, the proportion of foreign shareholders must not exceed 50 per cent of the Company's issued capital. That is why Deutsche Lufthansa is authorised under § 4 Para. 1 of the German Aviation Compliance Documentation Act (LuftNaSiG) together with § 71 Para. 1 No. 1 of the German Stock Corporation Act to buy back Lufthansa shares to prevent imminent excessive foreign control once the proportion of foreign shareholders reaches 40 per cent.

Once the proportion of foreign shareholders reaches 45 per cent the Company is authorised, subject to Supervisory Board approval, to increase the issued capital by issuing new shares against cash contribution by up to 10 per cent and to rule out a subscription right for existing shareholders (§ 4 Para. 2 and 3 LuftNaSiG together with § 4 Para. 4 of the Company's Articles of Association). If the proportion of foreign shareholders approaches 50 per cent the Company is entitled to refuse permission for new foreign shareholders to be entered into the share register (§ 5 Para. 1 of the Articles of Association).

Should the 50 per cent level of share ownership by foreign shareholders be exceeded, Lufthansa is authorised to require most recently registered shareholders to sell their shares and, if they fail to do so within four weeks, to declare the shares in question, in return for compensation and after a further grace period of three weeks, to be forfeited (§ 5 LuftNaSiG).

On 31 December 2006, 44.1 per cent of the shareholders in Lufthansa's share register were either persons who were not German nationals or companies that were not domicile in Germany.

Authorised capital, conditional capital and share buy-backs Deutsche Lufthansa holds up to EUR 225m in authorised capital:

A resolution passed by the Annual General Meeting on 25 May 2005 authorised the Executive Board until 24 May 2010, subject to approval by the Supervisory Board, to increase the Company's issued capital on one or more occasions by up to EUR 200m

by issuing new registered shares against cash or kind (Authorised Capital A). In principle, existing shareholders have a subscription right.

A resolution passed by the Annual General Meeting on 16 June 2004 authorised the Executive Board until 15 June 2009, subject to approval by the Supervisory Board, to increase the issued capital by up to EUR 25m by issuing new registered shares to employees (Authorised Capital B) against a cash contribution. The subscription right of existing shareholders is excluded.

The Executive Board is authorised until 16 May 2011 to issue convertible bonds and/or bonds with warrants totalling up to EUR 1.5bn. They can entitle the holders to up to 45,792,000 Lufthansa shares (about 10 per cent).

In addition the Company is authorised to buy back Lufthansa shares until 6 November 2007. The proportion of shares acquired on the basis of this authorisation, along with any other Lufthansa shares that the Company has already acquired and still holds, must at no time amount to more than 10 per cent of the issued capital.

For further information on authorised capital, conditional capital and share buy-backs see Note 32 in the Notes to the Consolidated Financial Statements.

Basics of the remuneration system Executive Board remuneration consists of a basic remuneration and a variable remuneration that is linked to the development of the Company's operating result. In addition, Board members may also take part in option programmes for senior executives. Supervisory Board members receive a fixed and a variable remuneration. The variable remuneration depends on the dividend paid for the financial year. For details of Board members' remuneration see Note 48 in the Notes to the Consolidated Financial Statements.

Major shareholders According to the notification received by the Company on 7 July 2006, 10.56 per cent of the voting rights are held by AXA S.A. thereof 10.09 per cent are held by the US subsidiary AllianceBernstein L.P. No other shareholders hold more than 10 per cent of the issued capital.

Appointment/Dismissal of Board members and amendments to the Articles of Association The Supervisory Board appoints the members of the Executive Board and determines their number. The Supervisory Board can countermand the appointment of an Executive Board member and the appointment of an Executive Board chairman for good cause. Amendments of the Articles of Association must be passed at an Annual General Meeting by a majority of at least three quarters of the issued capital represented when the vote is taken.

14. Risk and opportunity report

System for the timely detection and management of risks

As an international airline Deutsche Lufthansa AG is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks and financial and treasury management risks.

Lufthansa's risk management strategy permits the Group to exploit business opportunities that present themselves as long as a risk-return ratio is in line with market conditions can be realised and the associated risks are an appropriate and sustainable component of value creation.

Sensible management of entrepreneurial opportunities and business risks is an integral part of Lufthansa's corporate management and decision making. Consequently, the Group's system for the timely detection and management of risks consists of a large number of components that are systematically embedded in the entire organisational and operational structure of the Group and its enterprises. There is no autonomous organisational structure; instead, risk management is regarded as a primary responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are also integrated into the risk management system.

The Risk Management Committee ensures, on behalf of the Executive Board, that risks are identified and assessed continuously across functions and

processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Group's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal audit department.

All major potential risks to the Group's profitability or continued existence are documented in a risk map. This risk map is regularly updated and extended. Major risks are defined as dangers which per se might cause damage equal to at least one third of the earnings result necessary to maintain the Group's inherent value. Due account is taken of potential interdependencies between different risks. The measures designed to ensure the timely detection, limitation and elimination of these risks within the framework of Lufthansa's risk management system are themselves regularly reviewed and reinforced.

Over and above appropriate insurance solutions, contingency plans tailored to each individual risk situation are in place for the purpose of combating and controlling risks.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into operational Group planning.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (PwC) auditors examined Lufthansa's system for the early detection of risks as part of their audit of the annual financial statements. The system meets the defined requirements.

Risks and opportunities of business strategy

In aviation, a growth industry, a globally operating airline must be able to offer a dense and comprehensive worldwide route network. Together with their Star Alliance partners, the Group's airlines offer the largest global network of flights. At the same time, weak overall economic development, surplus capacities in the aviation industry and consumer restraint could have a negative effect on airlines as a whole. Lufthansa would be particularly affected in its profitable North American markets and in the growth markets of China and India. For the implementation of the envisaged price level, factors such as brand image and product quality on the basis of innovative developments play an increasingly important role. In view of growing price pressure, realising improvements in efficiency while maintaining Lufthansa's high quality standards is of fundamental importance for ensuring the Group's future profitability.

Legal and political conditions also exercise a great influence on Lufthansa's future commercial success. Air traffic rights, security regulations, the proposed extension of emissions trading to air transport and the development of oil prices all play a crucial role.

As a company in a strong financial position Lufthansa stands a good chance of benefiting from further growth in air traffic and, in view of its high level of financial flexibility, doing justice to the changes that competition will bring with it. Eastward enlargement of the EU provides all business segments with opportunities for further growth. Moreover, the Group considers that its prospects are good in the growth markets of China and India.

Risks and opportunities of future development

The effects of global economic trends and uncertainties of economic development in a number of countries and regions have a fundamental impact on the Lufthansa Group. Cyclical economic changes as a rule first affect demand for scheduled aviation services. The world economy grew significantly in 2006 in spite of a further increase in crude oil prices. The persistently favourable financial terms, resurgent corporate profitability in the industrialised countries and robust growth in emerging markets led to a strong expansion of world trade. Potential risks that might jeopardise this trend are a further lasting increase in oil prices, geopolitical risks such as war and terrorism or pandemic diseases to which the global aviation industry is ever more prone. The price of kerosene continued to rise in 2006 and that is reflected in Lufthansa's results. By August the price of crude oil was 27 per cent higher than in the previous year, since when it fell to around USD 60 per barrel by the end of the year. In the futures markets, however, the

price has not fallen as steeply as in the spot markets. The petroleum market continues to be very volatile and a further increase in prices cannot be ruled out. The Group's fuel bill rose within a year from EUR 2.7bn to EUR 3.4bn. Airlines all over the world, including those of the Lufthansa Group, responded to this trend by successfully imposing surcharges. In this way and by means of routine price hedging much of the additional burden was offset. Although the market accepted the imposition of fuel surcharges, a negative effect on the demand trend cannot be ruled out if fuel prices were to rise again beyond the 2006 peak.

Risks and opportunities in business segments The aviation industry's positive development will continue with international economic growth and be particularly strong in the growth markets of Asia. At the same time the Group will face growing competition, especially in the Passenger Transportation segment. The fleets of Asian and Middle Eastern airlines are growing most strongly on long-haul routes. Further surplus capacities are forecast for when the Airbus A380 is launched, and they can exacerbate the existing competitive pressure. The low-cost airlines are also expected to continue to derive disproportionate benefit from growth in Europe. Following the first airline mergers in Europe the trend toward further consolidation will continue. Smaller airlines in particular will very soon have to decide on the future alignment of their business models, and high fuel prices and results that for some airlines are already negative may force them to decide even sooner. Lufthansa is positioned well in this environment. It has a strong position in aviation and will continue, together with its partners, to strengthen it. Its route network is being expanded in line with the market. Orders for new, modern aircraft have taken economic and environmental requirements into account. Moreover, services for the growth markets of China, India and Eastern Europe are being improved systematically.

In the face of competition the Frankfurt, Munich and Zurich hubs are not only to retain their importance and quality of connections with due regard for operating efficiency but to be developed further in keeping with market potential, customer preferences, quality and cost structures. For this purpose the entrepreneurial responsibility of the hub managements in Frankfurt and Munich for their regional markets have been extended to network structure and results. Hub workflows and structures pave the way for improvements in the quality of ground services and jointly with in-flight innovations lay the groundwork for keeping the Lufthansa brand's promise.

The integration of SWISS is being taken further forward. Higher productivity and continuous cost reduction by means of appropriate programmes underpin growth. We also plan to play an active role in consolidation of the European aviation industry – if the conditions are right.

The air freight market remains attractive with average growth forecasts of 5 to 6 per cent per annum. But markets are developing differently. Growth to and from Europe is below average, whereas in Asian markets, especially China and India, it is above average. In this growth environment competitive pressure is also on the increase. At the same time the imparity of traffic flows in these regions is intensified, with high capacity utilisation on routes to Europe and less freight bound for Asia. Boosting capacity to and from Asia is accompanied among other things by the acceptance of lower load factors. Surplus capacities all over the world are leading to a decline in average yields. Pressure on costs and margins continues to increase for cargo airlines. An important move by Lufthansa Cargo to make use of opportunities in Asian markets and to ease the burden of unequal traffic flows is the newly founded Chinese cargo airline Jade Cargo International, which started flight operations in summer 2006. Competition with forwarders is also on the increase. They are handling more and more links in the value chain, such as warehouse logistics or transhipment and distribution. Lufthansa Cargo's strategy is to continue to share in the growth of this competitive environment with a lean, process-oriented organisation, strong partnerships, attractive products and strict cost management.

The MRO and Catering segments will continue to benefit from, for example, the industry-wide trend that has developed in response to cost pressure to outsource services previously provided in-house. LSG Sky Chefs in particular has been highly successful in the market with its all-inclusive in-flight logistics management service. Lufthansa Technik has also gained many new customers for innovative products such as its Total Management Operations (TMO) or the Web-based IT tool manage/m. Business segments face strong com-

petition, however. Cost pressure is growing across the entire aviation industry. To survive in this environment, the cost reduction measures and revenue-boosting programmes initiated must be realised in full.

In spite of the economic recovery the international airline IT market will continue to be characterised by the airlines' ongoing tight financial position. Airlines' inclination to invest continues to be weak. What they are looking for are flexible price and service models based on standard solutions. It is against this background that the IT Services segment is pursuing the development and marketing of a new passenger systems platform, FACE (Future Airline Core Environment), and supplementary IOCC (Integrated Operations Control Center) and finance (revenue accounting and additional components) platforms. Timely development and successful marketing of the new FACE passenger system is of crucial importance for the segment's ongoing ability to compete. Further expansion of international business requires restructuring in sub areas of the Lufthansa Systems group. The first steps have already been initiated.

Competitive risks

Competitiveness in the airline industry, heavily dependent on the cyclical development of the overall economy and on geopolitical factors, hinges on how flexibly a company can react to changes in demand. A key requirement remains keeping fixed costs flexible and variable, and this can be decisive in gaining a competitive edge.

Staff costs have been made more flexible by the collective wage agreements concluded for ground staff and cockpit and cabin crews with the unions as part of the Concerted Action programme. This enables the Group to react quickly to fluctuations in demand and to better equalise economic consequences. Competitive wage agreements tailored to the specifics of each segment with new and competitive pay scales have been negotiated for all business segments. Aircraft and staff productivity have likewise been raised further and flexibility of response in deployment planning for cockpit crews and cabin staff has been improved substantially. Another crucial competitive factor, however, is the continuous improvement of the cost structure. At the beginning of 2004 Lufthansa launched a comprehensive action plan to reduce costs. By the end of 2006 it was concluded successfully with savings that totalled EUR 1.2bn.

Ensuring profitable average yields requires offering customers in the premium segments a convincing portfolio with identifiably enhanced product and service features. To meet business travellers' particular need for comfortable flight conditions Lufthansa has launched the Lufthansa Private Jet product and substantially upgraded the comfort of its Business Class product on both long- and short-haul routes by blocking the middle seat. With the introduction of services for HONCircle members and First Class passengers and the opening of the First Class Terminal in Frankfurt Lufthansa offers these customers a new dimension in exclusive travel. The ongoing positive trend in numbers of First and Business Class passengers testifies to the success of these measures. In intercontinental traffic the proportion of premium tickets has increased significantly once more.

To counteract losses of market share in the price-sensitive customer segment in Germany and Europe Lufthansa launched the "Programm Hamburg" and "betterFly" projects. These competitive offer and price structures have succeeded in increasing passenger numbers significantly, making better use of available capacities.

Alliance development

One of the mainstays of Lufthansa's commercial success is its integration into the world's leading network systems, the Star Alliance. With its summer 2007 timetable it offers its customers coordinated flight connections to 843 destinations in 153 countries. The Star Alliance is set to grow in China now by joining of Air China and Shanghai Airlines as new partners. In the United States our alliance partners United Airlines and US Airways have successfully concluded their Chapter 11 proceedings after the credit committees have agreed to the restructuring plans put forward by United Airlines and following the merger of US Airways with America West. This means that the alliance retains access to the transfer connections needed to cover the important US market extensively. The withdrawal of VARIG from the Star Alliance due to insolvency has been offset by providing alternative capacities. In cooperation with SWISS, Lufthansa has restructured its South American services and added to them by increasing SWISS frequencies. Flights to Buenos Aires, Santiago de Chile and other destinations in South America are now routed via São Paulo and in some cases code-shared with SWISS.

Infrastructure

The planned extension of the runway and terminal system at Frankfurt Airport is a key precondition if our hub is to continue to hold its own against competition and consolidate its position as a leading international air traffic hub. For Lufthansa the extension also provides an opportunity to implement extensive product and process improvements that will help to make the Frankfurt hub even more competitive.

In spite of continuing resistance from opponents of the extension, planning permission to expand the airport's capacity is still expected in the second half of 2007. Frankfurt Airport operator Fraport AG succeeded in 2006 in invalidating a major objection. In November 2006 it signed a letter of intent to purchase from Kelsterbach chemicals manufacturer Ticona GmbH land that is needed to build the runway. By 30 June 2011 all works facilities there are to have been removed. Now as the agreement has finally been reached, Celanese and Ticona will waive their objections and drop their suits against Frankfurt Airport and the proposed extension. That would eliminate a major risk facing timely completion of the north-west runway. To ensure a competitive future for the location, repercussions of the acquisition on the development of airport fees must be ruled out. Approaches have since been made to Fraport on this point and form part of the consultations on the further development of airport charges at the Frankfurt location. Fraport AG has since also embarked on the measures required to update the airport's terminal areas (Terminals B, C and D). These works may lead to temporary impairment of passenger handling. Decoupling the proposed Terminal A0 from the planning application has meant that planning is secure for this project and the application can go ahead. Lufthansa has already started work on the Airbus A380 hangar and the LSG Sky Chefs new plant. These projects are also being taken forward by means of separate planning applications. Further investment in terminal infrastructure (lounges and departure gates) is planned. In spite of delays in delivery of the new wide body Airbus A380 Lufthansa is determined to keep to the proposed schedule.

A practicable arrangement for night flights at Frankfurt Airport is indispensable if the new capacities are to be used economically and in line with requirements. Without one, Lufthansa Passenger Airlines and Lufthansa Cargo would need in the medium term to transfer parts of their flight schedule structure to other hubs.

Bottlenecks in European air traffic control systems are continuing to cause substantial flight delays. These shortcomings are affecting the results of all European airlines. They are also jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with its competitors, Lufthansa is therefore urging the European Commission and national governments to establish an efficient system of air traffic control throughout Europe. Lufthansa has consistently underscored the importance of infrastructure and institutionalised it by means of the Air Traffic for Germany initiative that it launched jointly with airports, air traffic control and public authorities. A master plan has since been put forward for infrastructure development, especially airport development. The European Center for Aviation Development (ECAD), set up in response to this initiative, is drawing up a soundly based and forward-looking blueprint strategy for the air traffic location. Key elements of the master plan have been accepted by the German government as a basis for its further work.

International competition is increasingly spreading to embrace the combined systems of airports, air traffic control authorities and airlines. This requires all players in air transport to stay competitive and join forces in a system partnership to achieve greater efficiency for the location. Plans to privatise air traffic control may have failed for the time being, but Lufthansa has underscored its interest in joining a German industry consortium to take over the German air traffic control authority whenever privatisation is back on the agenda.

Financial risks

Exchange rate, interest rate and fuel price risks As an internationally operating aviation group, the Lufthansa Group bears the risk of rising costs as a result of changes in fuel prices, interest rates and exchange rates. Lufthansa's corporate policy is to limit these risks inter alia by means of a systematic financial management strategy using suitable management and control systems to measure, steer and monitor these risks. With this in mind, Lufthansa makes use of internal guidelines that are laid down and constantly updated by the Executive Board. Compliance with these guidelines is monitored continuously by the Group's financial controlling and internal audit departments. In addition, current hedging strategy is constantly discussed by cross-division management committees. Furthermore, the Supervisory Board is regularly informed of the exposure positions. For a detailed account of the exchange rate, interest rate and fuel price hedging positions, see the Notes to the Consolidated Financial Statements (Note 45).

In the context of exchange rates connected with operational business Lufthansa is a net payer in respect of the US dollar, mainly owing to fuel-related payments, which are always denominated in dollars. All other currencies generally show net surpluses. The euro equivalent of the planned exposures from these other currencies that need to be hedged currently amounts to EUR 3.7bn. The main risk currencies are considered to be the British sterling, the Swiss franc, the Japan's yen and the Swedish krona. Exchange risks arising from the planned operational exposure are hedged progressively by forward contracts over a period of 24 months. The average hedging volume amounts to 50 per cent.

Fifty per cent of the currency risk arising from investment in aircraft is hedged as soon as the purchase contract is signed. In the final 24 months prior to an outgoing payment the hedging rate is increased by 10 percentage points every six months. Besides forward contracts, corridor options are used for hedging purposes.

Lufthansa aims to ensure that 85 per cent of its financial liabilities are subject to floating interest rates. This ratio takes due account of the twin objectives of long-term minimisation of interest expenses and

Fuel hedge scenario Lufthansa Group 2007 Fuel price in USD/bbl as of January 2007


Average fuel price Lufthansa Group in USD/bbl
110
100
90
80
70
60
50
40
30
28 33 38 43 48 53 58 63 68 73 78 83 88 93 98 103
USD/bbl
Lufthansa Price
Market Price

Average Hedging Position in %


91
91
88
77
Q1 2007
Q2 2007
Q3 2007
Q4 2007

reducing the volatility of earnings. That is why Lufthansa deliberately hedges only 15 per cent of the interest rate risks arising from financial liabilities. Foreign currency risks in association with financial liabilities are, as a matter of course, fully hedged by means of cross-currency swaps. The euro equivalent of the financial liabilities that need to be hedged currently stands at EUR 2.9bn.

The Lufthansa Group's annual fuel consumption is about 6.5 million tonnes of kerosene. It is a major cost item, accounting for about 16.5 per cent of the Lufthansa Group's total operating expenses. Large swings in fuel prices can thus have a significant impact on the operating result. Lufthansa therefore employs a rule-based fuel price hedging strategy with a time horizon of 24 months. Its aim is to reduce fuel price fluctuations. Hedges are mainly concluded on crude oil. In addition, short-term (six-month) hedges are concluded on the price difference between kerosene and crude oil.

At the reporting date crude oil prices had been concluded for 85 per cent of anticipated fuel requirements in 2007 in the form of corridor options and other hedging combinations. For 42 per cent of fuel requirement for 2007 the effect of the hedge against an extreme price increase is limited by offsetting transactions. At the reporting date hedges had been concluded for 30 per cent of the likely fuel requirement for 2008 in the form of corridor options and other hedging combinations. For 15 per cent of the fuel requirement for 2008 the effect of the hedge against an extreme price increase is limited by offsetting transactions.

If fuel prices were to drop far below the price level at the end of 2006, Lufthansa's total expenses would be significantly reduced. The associated potential cost relief would be partly limited by the put options written in the context of the chosen hedging instruments.

Liquidity risks The Lufthansa Group's business environment, which is permanently in a state of flux, and the aviation industry's sensitivity to economic and social disruptions make constantly updated liquidity planning and sufficient liquidity reserves essential. That is why Lufthansa employs a financial reporting system that for all companies in which the Lufthansa Group has a majority holding provides information on the actual financial status and expected payment flows centrally according to a standardised structure. The planned payment flows of all Group companies for the next 24 months, broken down by currency and reported at the end of each month, provide an up-to-date picture of the anticipated liquidity pattern. To deal with cyclical fluctuations Lufthansa targets a minimum cash and cash equivalent reserve of at least EUR 2bn.

In addition, it can draw on a further EUR 2bn of free credit lines.

Financing risks Lufthansa is currently the only European airline with investment grade ratings. By virtue of these ratings it can fall back on a number of different financing instruments on the use of which it regularly relies for essential investments. In its choice of suitable instruments Lufthansa seeks to minimise its financing costs while maintaining operational and financial flexibility. The Lufthansa Group owns a large proportion of unencumbered aircraft that could be used at any time as loan collateral. These aircraft represent about 83 per cent of the total capacity in terms of maximum take-off weight (MTOW). In addition, Lufthansa has longstanding relationships with a large number of banks. During critical situations in the past these banks have proved to be reliable partners for Lufthansa irrespective of fluctuations on the capital market.

Credit risks The sale of passenger and freight documents is undertaken largely by agencies. These agencies are mostly linked to country-specific clearing systems. Agents' creditworthiness is reviewed continuously by the respective clearing houses and is partly covered by guarantees or collateral. The receivables credit risk of sales agents is relatively low owing to broad global diversification and fixed payment cycles. Moreover, many tickets are paid for by credit card and these credit card payables are billed in a very timely manner via the airlines. So the risk of default is for the most part limited to fraud by individual customers.

Inter-airline receivables and payables are mainly settled on a bilateral basis or via an International Air Transport Association (IATA) clearing house. The general net settlement method of offsetting all receivables and payables at monthly intervals leads to a marked reduction in debtor default risk. In addition, the IATA clearing house demands securities from parties with payment difficulties. In bilateral billing a separate surety is required in individual instances in the respective performance contract.

In the event of an airline bankruptcy under US Chapter 11 proceedings or comparable insolvency arrangements in other countries, the risks are likewise limited. As a rule airlines that are seeking protection from

creditors apply to the bankruptcy court for an exemption that allows them to maintain existing business relationships. In the past this application for exemption has always been granted by the court, thereby facilitating the continuation of high-volume and mutually lucrative interline business. The granting of an exemption entails unconditional payment of all existing receivables and particularly stringent monitoring of payment behaviour during the restructuring phase. In the event of a negative decision by the bankruptcy court Lufthansa is entitled to cease all services and payments immediately.

Lufthansa concludes many different types of financial market transactions. The counterparty default risk arising from financial market transactions is defined as the risk resulting from a potential default of the contracting business partner. The objective of the counterparty limit system in use at Lufthansa is the permanent assessment and management of this counterparty default risk. It was approved by the Executive Board in the context of adopting the compendium of financial management guidelines.

A maximum permissible risk is defined for each counterparty (as a rule banks and oil companies). This is largely derived from the rating of recognised rating agencies. The execution of hedging transactions in the case of oil companies is mostly outsourced to subsidiaries that have no rating of their own. If no declaration of warranty is provided by the parent company, a maximum credit line of EUR 20m can be set for these companies.

Within the defined counterparty limit the trading units may conclude individual transactions, such as financial investments, foreign exchange, interest rate and fuel financial derivatives as well as leasing deals, directly with counterparties. The degree of utilisation of these counterparty limits through existing financial market transactions is computed and reported on each business day. Any breach of the limits triggers an escalation process during which the initiation of further measures is decided.

Other risks

Staff risks The commitment and efficiency of its employees are of decisive importance for the Lufthansa Group's growth and development. Lufthansa faces increasingly fierce competition for highly qualified specialist and managerial staff. Ways in which it deals with this challenge are by maintaining close contacts with universities and operating a recruitment programme that is specially geared to its requirements. Attractive staff development programmes and performance-related remuneration systems form the basis of recruiting and retaining staff.

IT systems In many areas Lufthansa's business processes are supported by the use of IT systems. An active programme of IT risk management is pursued to deal with risks that arise from the use of IT. Backup concepts are geared to the criticality of processes at Group companies and to the level of IT support. Enterprise-critical processes and their IT support in particular are regarded by process managers as having different protection objectives. The resulting risk reduction measures are based on organisational and/or technological solutions.

The Lufthansa Group's IT security policy takes into account the change in IT security requirements of management that have mainly arisen as a result of changes in threat scenarios and the further development of IT technology. Implementation of the appropriate IT safety measures is managed by Lufthansa's IT security structure with a corporate information security officer for the Group and decentralised information security officers for the business segments. Information security officers implement IT security standards at Group companies, thereby ensuring realisation of an appropriate IT security level. This appropriate risk and security management leads to an economically sensible level of risk reduction.

Emergency response programme Safety and reliability are the basis on which Lufthansa provides its services all over the world. That includes a structured response to possible disruptions, thereby minimising the consequences of an incident for all concerned. Measures are geared to the latest developments and defined in an Emergency Response and Action Plan (ERAP).

Compliance Since September 2004 Lufthansa maintains a compliance programme to ensure compliance with regulations. Key programme components are competition, capital market and integrity compliance.

Competition compliance serves to familiarise employees with the provisions of competition law so as to minimise or eliminate competition law risks for Lufthansa.

The aim of capital market compliance is to provide employees with an overview of the capital market regulations currently in force on matters such as insider dealing or ad hoc disclosures so as to prevent both Lufthansa and its employees from breaching the law. To ensure implementation and compliance with capital market regulations Lufthansa has set up a Compliance Office that maintains insider lists of everyone who has access to insider information. In addition, an ad hoc clearing body with representatives of different departments checks information to see whether it is relevant for ad hoc disclosure.

With its integrity compliance Lufthansa underscores its fundamental attitude on commercial behaviour that is in keeping with the law. Lufthansa's commitment and that of its employees to ethical and corruption-free behaviour is based on statutory requirements, compliance guidelines and its membership of corresponding national and international organisations.

Insurance It is growing more difficult for European airlines to insure themselves against terrorist attacks involving weapons of mass destruction. Specialised insurance companies have largely stopped offering comprehensive cover for damage to aircraft in connection with these risks. Given that comprehensive insurance is not mandatory for an airline's operating licence, there is no risk of aircraft being grounded as a result.

For third-party insurance the aviation industry has collaborated in drawing up proposals to replace a total exclusion of cover for damage caused by weapons of mass destruction by limited cover of the third-party risk. Lufthansa welcomes and supports the efforts of the European Commission to achieve a uniform solution since the international community is the true target of any such attacks.

Executive and Supervisory Board members are liable to damages for any culpable breach of their duties toward the Company. Directors' and officers' (D&O) liability insurance cover has been taken out for both bodies with a suitable excess.

Overall assessment of the risk situation

Compared with the previous year there has been no fundamental change in the Lufthansa Group's risk situation. The risks described have the potential to lead to a material impairment of the Group's asset, earnings and financial position, but taking into account all known facts and circumstances there are at present no risks that might pose a threat to the Company's continued existence as a going concern in the foreseeable future.

15. Report on events occurring after the balance sheet date

Lufthansa sells its stake in Thomas Cook to KarstadtQuelle On 9 February 2007, Lufthansa sold its 50 per cent stake in the Thomas Cook travel group to KarstadtQuelle. The legal agreement follows the letter of intent from 22 December 2006. At the same time Lufthansa will increase its shareholding in Condor from 10 per cent to 24.9 per cent and take over Condor's share of the Turkish airline SunExpress.

Lufthansa und ver.di reach new wage agreement
On 17 February 2007, Lufthansa and the public service workers union ver.di reached an accord at the weekend on a new labour agreement that will run for a total of 17 months until the end of May 2008. Accordingly staff will receive a 3.4 per cent increase in their basic pay from May 2007 on. For the months of January to April 2007, a one-off payment of EUR 525 will be made. Furthermore employees will receive a share of the company's profits. The actual amount, which will be determined once the annual result for 2006 has been established, will be calculated on the same basis as before. The regulations concerning phased retirement will be extended until the end of 2009 in line with current legislation on phased retirement. Furthermore, both sides have agreed to prolong the "crisis" clause, which enables the company – under certain economic conditions – to flexibly adjust its personnel capacity to requirements.

16. Outlook

16.1 Economic outlook

16.1.1 Overall economic setting

The world economy is expected to continue to expand in 2007, although the 3.9 per cent world growth achieved in 2006 is likely to slow down to 3.3 per cent in 2007. Developments are likely to even out in individual regions, with growth recovering in the second half of 2007 and gaining momentum in 2008.

In the United States growth will slow down initially, mainly due to the downturn in investment in housing construction. The mainstay of the US economy in the years ahead will continue to be private consumption. From the second half of 2007 the economy is expected to regain momentum. Growth forecasts for the US economy are 2.3 per cent in 2007 and 3.2 per cent in 2008.

Cyclical development will slow down in Japan, too in 2007. GDP growth is anticipated to be 1.9 per cent. From 2008 the Japanese economy is awaited to recover slightly (+2.1 per cent), mainly because Japanese exports will improve as a result of the expected US economic recovery.

Asian economic development should continue to be highly dynamic, but growth will be curtailed to some extent as a result of the slowdown in the United States and the euro area. GDP growth of 6.8 per cent is assumed for 2007 and 6.7 per cent for 2008. China will remain the locomotive of growth in Asia with anticipated GDP growth of 9.7 per cent in 2007 and 8.7 per cent in 2008.

GDP growth forecast for 2006-2010 year-on-year change

in %	2007	2008	2009	2010
World	3.3	3.6	3.6	3.4
Eurozone	2.0	1.9	2.1	1.9
- Germany	1.8	1.7	1.7	1.7
USA	2.3	3.2	3.4	3.2
Asia (excluding Japan)	6.8	6.7	6.4	6.3
- China	9.7	8.7	8.0	7.9
Japan	1.9	2.1	1.7	1.6

Source: Global Insight, 12.1.2007, figures calendar-adjusted.

Economic development in the euro area is expected to remain robust in 2007. Private consumption is expected to increase in view of the mproved labour market situation. Investment is likely to slow down slightly. For the euro area GDP growth of 2.0 per cent is anticipated in 2007 and 1.9 per cent in 2008.

Although the increase in value-added tax may put an initial damper on the German economy, the upswing will continue. Endogenous buoyancy aids, accompanied by highly dynamic exports, are powerful enough to prevent the upswing from grinding to a halt. In 2007 the dynamism of investment will remain full of zest. Furthermore, employment is set to improve and thereby to consolidate consumption. In all, BIP growth in Germany is expected to be 1.8 per cent in 2007 and 1.7 per cent in 2008.

16.1.2 Air traffic

In its medium-term forecast IATA assumes average world passenger traffic growth of about 5 per cent per annum in passenger-kilometres between 2006 and 2010. Above-average growth is predicted for traffic flows between Europe and Asia, Europe and the Middle East and within the Asia/Pacific region. Air freight is expected to grow even more rapidly than passenger traffic. Until 2011 world growth in air cargo traffic, measured in tonne-kilometres, is expected to average 6 per cent per annum. Traffic flows will grow most between the Asia/Pacific region and Europe and between the Asia/Pacific region and North America.

Air traffic remains growth industry Forecast for international passenger traffic per year

in %	2006–2009
International growth worldwide	4.8
Within Europe	4.4
From Europe to	
- Africa	5.1
- Asia/Pacific	5.9
- South Atlantic	5.4
- Middle East	5.9
- North Atlantic	4.1

Source: IATA Passenger Forecast 2006–2009.

16.2 Group outlook

2006 was characterised by a perceptible recovery in demand for air transport services. All Lufthansa Group companies benefited and laid a firm foundation for further growth in line with the market. The expected ongoing international economic upswing in 2007 and 2008 and the continued promising outlook for the euro area in general and Germany in particular will benefit all Lufthansa Group companies. The volatile oil price continues to be a burden. The Group's market environment also continues to face strong competition and the resulting pressure on prices and revenue. The Group has faced up to these challenges successfully, however, with effective programmes to boost productivity and earnings.

All business segments plan to continue increasing their profitability and creating value in the years ahead. The core business Passenger Transportation business will continue to grow in line with demand with a clear focus on the growth markets in Asia and Eastern Europe and on the premium segment. Logistics, MRO and IT Services also plan to strengthen their position. Restructuring has been completed in the Catering segment and has achieved clearly positive results.

The Group's result will continue to improve perceptibly as a consequence. Provided no burdens are imposed by an exorbitant increase in oil prices or by other critical incidents and provided the course of economic development proceeds as predicted, Lufthansa anticipates for 2007 an operating result that is higher than the previous year's. Including SWISS as a fully consolidated company, the operating result will show even further improvement. For 2008 the Lufthansa Group anticipates further improvements in results along with achieving at the same time the Group's target of a EUR 1bn operating result. The inclusion of SWISS will continue in 2008 to have a positive effect on Group's consolidated result.

16.3 Outlook for the individual business segments

Passenger Transportation The notecable economic recovery has given demand a marked boost in the Passenger Transportation business. The segment reported high growth rates, especially in Europe and the Asia/ Pacific region, while in other traffic regions adjustments to capacities have led to significant revenue growth. With its services in the premium segment, especially on long-haul services, Lufthansa has now outpaced the competition. It will continue to pursue this strategy and to systematically upgrade its in-flight and ground services. At the same time the Lufthansa Passenger Airlines are aiming for further profitable growth. To achieve it the network will be extended to include new routes and partners in line with demand. Capacity will be expanded, especially in Asian growth markets. In the process a larger, modern fleet will pay particular attention to cost- and environment-specific aspects. The integration of SWISS, which in 2006 not only made swifter progress than planned but also achieved significantly greater synergies, is expected to make further positive contributions toward results in the Passenger Transportation segment. The continued high oil price volatility will in contrast remain a burden. While price rises will have a direct effect on expenses, lasting price reductions will also have effects on income. Competition, especially from the many low-cost airlines around Europe with their low fares, is unremittingly fierce and weakens average yields. To counteract these factors high priority will be given to fuel price hedging for one. For another, after the successful conclusion of Lufthansa's action plan the focus in 2007 will continue to be on cost management. In the course of 2007 a new programme will be launched with view to increasing profitability still further.

Provided that the forecast of positive world economic development is not impaired by an exorbitant rise or fall in oil prices, by geopolitical risks or by pandemics, the Passenger Transportation segment expects to be able to increase its operating result in 2007, followed by a further year on year increase in 2008. The consolidation of SWISS will lead to a further growth of the operating result.

Logistics In 2006 the international economic upswing and the robust state of the German economy contributed toward a perceptible upswing in cargo business. In spite of surplus capacities in the market that have a negative effect on the development of average yields, Lufthansa Cargo positioned itself well and was able to report stable growth rates. Sustained by a flourishing world economy, the air freight market is likely to continue to develop well in 2007 and enable the aviation industry to achieve further growth. Lufthansa Cargo aims to participate in this growth and to achieve in the years ahead, partly by means of further partnerships, average annual growth of 5 per cent. It will focus on the growth markets of Asia. Founding the Chinese freight airline Jade Cargo International, which now operates seven services a week between China and Europe, was an important step in that direction. At the same time Lufthansa Cargo aims to position itself in airport-to-airport air freight transportation as one of the world's leading profitable cargo airlines in the Lufthansa Group's global network. It will do so by concentrating strictly on the disproportionately fast-growing market for built-up pallets, on high-quality express cargoes and on ensuring a reduction in the complexity of products and processes. Lufthansa Cargo has further extended its partnerships, and cooperation with Swiss WorldCargo is proving particularly successful. The "Excellence + Growth" optimisation programme is being continued in 2007 and complemented by further projects and initiatives to boost quality and reduce unit costs, especially against the background of ongoing pressure on average yields from increasingly fierce competition.

In this environment Lufthansa Cargo anticipates for the financial year 2007 an operating result significantly higher than the previous year's, which was marked by one-off effects. On the higher level it is expected to further develop in 2008.

MRO World demand for maintenance, repair and overhaul (MRO) services rose significantly in the financial year 2006. Industry experts anticipate further annual growth of 4 per cent. At the same time competition has intensified in the MRO market, partly because aircraft and engine manufacturers and others are focussing increasingly on after sales services for their products and, for example, offering maintenance services of their own. So the current pressure on prices will be further intensified. But the Lufthansa Technik group has positioned itself well in the market and is deriving lasting benefit from the positive cyclical trends in the international aviation industry. In addition, it has shown with the "Perspektiven Technik" programme that Lufthansa Technik can maintain its competitive ability and improve its position by means of lasting cost reductions and gains in revenue.

Against this background Lufthansa Technik expects to improve on its 2006 result. With further growth in passenger transportation and new aircraft orders in the years ahead the Lufthansa Technik group aims to achieve a further improvement in its operating result in 2008.

IT Services The Lufthansa Systems group is one of the world's largest IT service providers with the widest experience in the international airline and aviation market. By consistently extending its technological lead with innovative products and platforms Lufthansa Systems aims to gain even more airlines outside the Lufthansa Group as new customers in 2007. With no change in the high level of need for modernisation of IT systems and with the cost and efficiency benefits of modern solutions, market demand for airline IT should continue to be brisk. Lufthansa Systems has benefited from these trends and has both done good business with its existing customers and signed long-term contracts with new ones. The high pre-production costs for outsourcing contracts and development costs for projects such as FACE will, however, burden the 2007 result, as will ongoing price pressure. That is why Lufthansa Systems anticipates a positive operating result in 2007, but one that is slightly lower than the previous year's. In 2008 the positive earnings situation is expected to stabilise.

Catering In recent years LSG Sky Chefs has extended its traditional caterer's business model and developed into a provider of made-to-measure customer solutions in in-flight management. In the financial year 2006 LSG Sky Chefs was able to take successful marketing of this service further forward and establish itself as a trend-setting industry leader.

Until 2008 the average annual growth forecast for the world airline catering market is about 2.5 per cent. This growth is anticipated mainly in Asia and Eastern Europe, where the highest growth rates of more than 6 per cent are achieved. LSG Sky Chefs will be taking part in these growth markets by means of systematic investment. With its cross-enterprise cost reduction programmes "Triangle" and "Lean Total Direct Cost" the Group has established lastingly competitive cost structures by which to counteract the strong pressure on margins in the industry. By intensifying and extending customer relations LSG Sky Chefs seeks to achieve further growth while continuing to optimise cost structures. On this basis it therefore anticipates for 2007 an operating result well above the previous year's and a further improvement in 2008.

Consolidated income statement for the financial year 2006

in €m	Notes	**2006**	2005
Traffic revenue	3)	15,354	13,904
Other revenue	4)	4,495	4,161
Revenue		**19,849**	**18,065**
Changes in inventories and work performed by the enterprise and capitalised	5)	152	127
Other operating income	6)	1,399	1,545
Cost of materials and services	7)	- 10,302	- 9,007
Staff costs	8)	- 5,029	- 4,853
Depreciation, amortisation and impairment	9)	- 1,051	- 1,398
Other operating expense	10)	- 3,940	- 3,760
Profit/loss from operating activities		**+ 1,078**	**+ 719**
Result from investments and accounted for using the equity method	11)	+ 216	+ 333
Other income from subdidiaries, joint ventures and associates	11)	+ 89	+ 60
Interest income	12)	207	227
Interest expenses	12)	- 461	- 475
Other financial items	13)	- 84	- 43
Financial result		**- 33**	**+ 102**
Profit/loss before income taxes		**+ 1,045**	**+ 821**
Income taxes	14)	- 230	- 262
Profit from continuing operations		**+ 815**	**+ 559**
Profit of discontinued operations of the Leisure Travel segment	15)	**+ 82**	**+ 53**
Result after taxes		**+ 897**	**+ 612**
Result attributable to minority shareholders		- 94	- 159
Results attributable to shareholders of Deutsche Lufthansa AG		**+ 803**	**+ 453**
Basic earnings/loss per share in €	16)	+ 1.75	+ 0.99
Diluted earnings/loss per share in €	16)	+ 1.75	+ 0.95

Consolidated balance sheet as of 31 December 2006

Assets			
in €m	Notes	**2006**	2005
Intangible assets with an indefinite useful life*	17)	589	591
Other intangible assets	18)	172	162
Aircraft and spare engines	19) 22)	7,405	7,262
Repairable aircraft spare parts		540	503
Other tangible assets	20) 22)	1,505	1,448
Investment property	21)	20	17
Investments accounted for using the equity method	23)	791	949
Other financial items	24)	1,526	993
Receivables and other assets	25)	158	118
Derivate financial instruments	26)	21	87
Actual income tax assets	14)	90	–
Deferred income tax assets	14)	152	188
Non-current assets		**12,969**	**12,318**
Inventories	27)	457	439
Trade receivables on other assets	28)	3,011	2,639
Derivative financial instruments	26)	93	178
Actual income tax assets		1	27
Securities	29)	2,083	2,425
Cash and cash equivalents	30)	455	1,173
Assets available for sale	31)	392	73
Current asset		**6,492**	**6,954**
Total assets		**19,461**	**19,272**

* Including goodwill.

Shareholders' equity and liabilities			
in €m	Notes	**2006**	2005
Issued capital	32)	1,172	1,172
Capital reserve	33)	1,366	1,366
Fair value reserves		– 11	74
Retained earnings	33)	1,293	1,267
Net profit/loss for the period		803	453
Equity share of the shareholders of Deutsche Lufthansa AG		4,623	4,332
Minority interests		280	190
Shareholders' equity		**4,903**	**4,522**
Retirement benefit obligations	34)	3,814	4,022
Other provisions and accruals	35)	329	413
Borrowings	36)	2,730	2,363
Other liabilities	37)	59	96
Payments received on account and deferred income	38)	63	104
Derivative financial instruments	39)	242	190
Deferred income tax liabilities	14)	633	614
Non-current provisions and liabilities		**7,870**	**7,802**
Other provisions and accruals	35)	1,443	1,166
Borrowings	36)	226	1,200
Trade payables and other liabilities	40)	3,368	3,407
Liabilities from unused flight documents		1,115	818
Payments received on account and deferred income	41)	104	87
Derivative financial instruments	42)	278	247
Actual income tax liabilities		154	23
Current provisions and liabilities		**6,688**	**6,948**
Total shareholders' equity and liabilities		**19,461**	**19,272**

Consolidated statement of changes in shareholders' equity

in €m	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/ loss for the period	Equity share of shareholders of Lufthansa AG	Minority interests	**Total**
Balance on 31 December 2004	**1,172**	**1,366**	**– 150**	**200**	**– 107**	**1,089**	**404**	**3,974**	**40**	**4,014**
Transfers	–	–	–	–	–	267	– 267	–	–	–
Dividends	–	–	–	–	–	–	– 137	– 137	0*	– 137
Net profit/loss for the period	–	–	–	–	–	–	453	453	159	612
Currency translation differences	–	–	–	–	17	–	–	17	3	20
Changes in fair value of financial investments and cash flow hedges	–	–	328	58	–	–	–	386	–	386
Transfers to acquisition cost	–	–	26	–	–	–	–	26	–	26
Transfers to the income statement	–	–	– 204	– 184	–	–	–	– 388	–	– 388
Other neutral changes	–	–	–	–	–	1	–	1	– 12	– 11
Balance on 31 December 2005	**1,172**	**1,366**	**0***	**74**	**– 90**	**1,357**	**453**	**4,332**	**190**	**4,522**
Transfers	–	–	–	–	–	224	– 224	–	–	–
Dividends	–	–	–	–	–	–	– 229	– 229	–	– 229
Net profit/loss for the period	–	–	–	–	–	–	803	803	94	897
Currency translation differences	–	–	–	–	– 40	–	–	– 40	– 6	– 46
Changes in fair value of financial investments and cash flow hedges	–	–	– 64	69	–	–	–	5	–	5
Transfers to acquisition cost	–	–	– 16	0*	–	–	–	– 16	–	–16
Transfers to the income statement	–	–	– 76	2	–	–	–	– 74	–	– 74
Other neutral changes	0*	0*	–	–	–	– 158	–	– 158	2	– 156
Balance on 31 December 2006	**1,172**	**1,366**	**– 156**	**145**	**– 130**	**1,423**	**803**	**4,623**	**280**	**4,903**

* Rounded below EUR 1m.

The difference resulting from currency translation is shown in the balance sheet under retained earnings. Neutral changes in share capital and capital reserves in 2006 were due to conversion of convertible bonds (Lufthansa Convertible due 2012) as at 15 December 2006 (cf. Notes 32/33). Other neutral changes in retained earnings in 2005 were due to market valuation of the net assets of Eurowings Luftverkehrs AG and Germanwings GmbH on transition to full consolidation on acquisition of a majority shareholding (EUR –4m) and the neutral write-back of EUR 18m in badwill. Other neutral changes in retained earnings in 2006 were due to the redemption of the Lufthansa convertible bond in January 2006 (EUR – 102m). Other material changes in other neutral changes resulted from at equity valuation, including EUR –43m (previous year: EUR –7m) for associates. Retained earnings include EUR –81m of equity in connection with giving up the Leisure Travel segment as at 22 December 2006, including EUR –35m in neutral changes in 2006 (cf. Note 15).

Changes in equity with and without effect on results			
in €m			
As at 31 December 2004	**3,974**	**40**	**4,014**
Neutral changes	42	– 9	33
Changes with effect on results	453	159	612
Dividends	– 137	0*	– 137
As at 31 December 2005	**4,332**	**190**	**4,522**
Neutral changes	– 181	– 1	– 182
Changes with effect on results	803	94	897
Dividends	– 331	– 3	– 334
As at 31 December 2006	**4,623**	**280**	**4,903**

* Rounded below EUR 1m.

Consolidated cash flow statement

in €m	Notes	2006	2005
Cash and cash equivalents on 1 January		**1,173**	**2,836**
Profit/loss before income taxes		1,045	821
Depreciation of fixed assets (net of reversals)	9) 13)	1,078	1,412
Depreciation of repairable aircraft spare parts		104	94
Result from fixed asset disposal	6)	– 56	– 311
Income from subsidiaries, joint ventures and associates	11)	– 305	– 333
Net interest	12)	254	248
Income taxes paid		– 123	– 65
Change in working capital**		108	90
Cash flows from operating activities		**2,105**	**1,956**
Purchases of tangible assets and intangible assets	17 – 21)	– 1,380	– 1,122
Purchase of financial assets	24)	– 416	– 219
Additions to repairable aircraft spare parts		– 144	– 128
Proceeds from sale of non-consolidated equity investments		16	364
Proceeds from sale of consolidated equity investments***		42	4
Acquisition of non-consolidated equity investments	23 – 24)	– 133	– 452
Acquisition of consolidated equity investments****	1)	0*	– 36
Proceeds from disposals of intangible assets, tangible assets and other financial assets		204	158
Interest received		184	215
Dividends received		106	75
Net cash used in investing activities		**– 1,521**	**– 1,141**
Securities/fixed-term deposits*****		– 588	– 2,035
Sale of shares		350	–
Net cash used in investing activities and cash investments		**– 1,759**	**– 3,176**
Net capital increase	32 – 33)	0*	–
Repayments of conversion options from 2002 convertible bond		– 102	–
Long-term borrowings		743	287
Repayment of long-term borrowings		– 1,236	– 305
Other borrowings		15	– 21
Dividens paid		– 232	– 137
Interest paid		– 247	– 268
Net cash used in financing activities		**– 1,059**	**– 444**
Net decrease/increase in cash and cash equivalents		**– 713**	**– 1,664**
Effects of exchange rate changes		– 5	1
Cash and cash equivalents on 31 December	30)	**455**	**1,173**
Securities	29)	2,083	2,425
Total liquid funds		**2,538**	**3,598**
Net increase/decrease in liquid funds		– 1,060	– 190

* Rounded below EUR 1m.
** The working capital consists of inventories, receivables, payables and provisions and accruals.
*** 2006 net of disposed cash and cash equivalents of EUR 2m (previous year: EUR 1m).
**** 2006 net of purchased cash and cash equivalents of EUR 0.1m (previous year: EUR 91m).
***** 2006 including allocation of funds to Lufthansa Pension Trust of EUR 565m (previous year: EUR 465m). In 2005, additional allocation of funds to an external trust for securing claims from partial retirement contracts of EUR 97m.

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to cash inflow from operating activities) and investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement include bank balances and cash in hand. The balance of liquid funds in a wider sense includes short-term securities.

No payment flows resulted from the Leisure Travel segment, which was given up as at 22 December 2006.

Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG for 2006

International Financial Reporting Standards (IFRS) and Interpretations (IFRIC) applied

The consolidated financial statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), taking account of interpretations by the International Financial Reporting Interpretations Committee (IFRIC) as applicable in the European Union (EU) and in compliance with the further commercial law provisions of Section 315a Para. 1 of the German Commercial Code (HGB). All IFRS issued by the IASB applying at the time of preparation of these financial statements and observed by Deutsche Lufthansa AG have been adopted by the European Union for application in the EU. The consolidated financial statements of Deutsche Lufthansa AG, denominated in EUR million, therefore comply with the IFRS as applicable in the EU and with the further commercial law provisions of Section 315a Para. 1 HGB and the IFRS in general.

All mandatory standards and interpretations relevant to financial year 2006 have been applied.

Published International Financial Reporting Standards (IFRS) and Interpretations (IFRIC) the application of which is not yet mandatory

In August 2005 IFRS 7, "Financial Instruments: Disclosures", and a corresponding amendment to IAS 1, "Presentation of Financial Instruments – Capital Disclosures", were published. These new disclosure rules and regulations are binding for financial years beginning on or after 1 January 2007. Since they only concern disclosure requirements, no material effects on the net assets, financial position and results of the Lufthansa Group will result from their first-time application.

In November 2006 the IASB published IFRS 8, "Operating Segments". It will be binding for the first time for financial years beginning on or after 1 January 2009. Segment reporting will then be adjusted in structure and content to the reports presented at regular intervals to internal decision makers. Their first-time application will have no material effects on the net assets, financial position and results of the Lufthansa Group.

In November 2005 the IFRIC 7 interpretation "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies" was published. IFRIC 7 has to be applied for financial years beginning on or after 1 March 2006.

In January 2006 IFRIC 8, "Scope of IFRS 2", was also published. IFRIC 8 has to be applied for financial years beginning on or after 1 May 2006 and deals with the question of how to proceed under IFRS if the current market value of goods or services received in return for payments that is to be stated is significantly lower than the fair value of the fair value payments.

At the beginning of March 2006 IFRIC 9, "Reassessment of Embedded Derivatives", was published. It is to apply for financial years beginning on or after 1 June 2006.

IFRIC 10, "Interim Financial Reporting and Impairment", published in July 2006, makes it clear that an impairment loss recognized for goodwill in interim reports is irreversible. This interpretation is binding for financial years beginning on or after 1 November 2006.

In November 2006 IFRIC 11, "IFRS 2 – Group and Treasury Share Transactions", was published and will be binding for financial years beginning on or after 1 March 2007.

IFRIC 12, "Service Concession Arrangements", was also published in November 2006. This interpretation is to be applied for financial years beginning on or after 1 January 2008.

IFRIC 7 to 12 are currently not of any practical relevance for the Lufthansa Group.

1) Group of consolidated companies

All major subsidiaries under legal and/or actual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures or associated companies are accounted for using the equity method provided that the Group holds between 20 and 50 per cent of the shares and/or can, together with other shareholders, exercise control or significant influence.

A list of significant subsidiaries, joint ventures and associated companies is on pages 176ff. et seq. A list of shareholdings is published in the electronic edition of the Federal Gazette (Bundesanzeiger).

Despite of a voting right share of 90 per cent in Deutsche Akademie für Flug- und Reisemedizin gemeinnützige GmbH and of 51 per cent in EFM Gesellschaft für Enteisen und Flugzeugschleppen am Flughafen München mbH, both companies must be classified as joint ventures and not subsidiaries because significant resolutions require the other shareholder's vote.

Conversely, Lufthansa City Center International GmbH must be classified as an associated company despite of a 50 per cent share of voting rights because the Lufthansa Group is entitled to a casting vote in the event of a tie.

LSG Sky Chefs/GCC Ltd. must be classified as a fully consolidated associated company in spite of a 50 per cent voting rights holding because the Lufthansa Group exercises economic and financial control over the company.

Special purpose entities in which the Group does not hold a voting majority are nonetheless classified as subsidiaries if the Group derives majority benefit from their activities or bears most of the risk. These companies are marked in the list of major subsidiaries.

AirTrust AG, which by virtue of its special purpose status is fully consolidated in spite of only 49 per cent of voting rights being held, itself holds all of the voting rights in Swiss International Airlines AG but does not exercise a controlling influence because it is not represented on the administrative board and has no other way of exerting control. Swiss International Airlines AG is therefore accounted for at equity in the consolidated financial statements. In January 2006 AirTrust AG successfully completed the squeeze-out procedure initiated in August 2005 and acquired the remaining free float shares for CHF 8.96 each.

EUR 1.7m was paid for 0.6 per cent of shares in Swiss International Airlines AG. The pro rata net assets acquired, which are to be stated at their fair value, totalled EUR 2.4m. The difference, a EUR 0.7m liability, was included in the at equity result with effect on the operating result.

In addition to Deutsche Lufthansa AG as the parent company and including special purpose entities, the group of consolidated companies includes 71 domestic and 85 foreign companies (previous year: 78 domestic and 96 foreign companies).

As of 1 October 2006 the shareholding in Aerococina S.A. de C.V., Mexico, was increased by a further 2 percentage points to 51 per cent, thereby acquiring a majority of voting rights. The purchase price was USD 1. After valuation of the company's assets and debts at their fair value on the acquisition date, the pro rata net assets acquired were found to be worth EUR 0.07m more than the cost of acquisition. In accordance with IFRS this sum was booked as other operating income.

Until 30 September 2006 the 49 per cent held was accounted for at equity. Since 1 October 2006 the company has been fully consolidated.

The following table lists the company's principal assets and debts immediately before and after the acquisition date:

Aerococina S.A. de C.V.		
in €m*	30.9.2006 Prior to acquisition	1.10.2006 After acquisition
Non-current assets	6	6
Cash and cash equivalents	4	4
Other current assets	5	5
Current assets	9	9
Total assets	**15**	**15**
Shareholders' equity	11	11
Non-current liabilities	1	1
Current liabilities	3	3
Total liabilities	**15**	**15**

* Euro exchange rate: 1 Mexican peso = EUR 0.073.

The Group result for the financial year 2006 includes a EUR 0.4m at equity result from the Group's 49 per cent equity holding in Aerococina S.A. de C.V. Had the company been fully consolidated from 1 January, Group revenue would have been EUR 12m higher and the Group result EUR 0.5m higher.

In January and March 2006 Lufthansa Malta Finance Ltd. and LSG Sky Chefs Objekt- und Verwaltungsgesellschaft mbH were founded. Both companies have since been consolidated. CAMANA Grundstücks-Verwaltungsgesellschaft mbH commenced business activity at the beginning of October when it was included in the consolidated financial statements for the first time.

The group of consolidated companies also includes shares in a bond-based fund and three near money market funds whose assets count as held by the Group. Two funds listed separately in the previous year were merged into a third fund with effect from 1 January 2006.

EW Verkehrsflugzeuge III GmbH & Co. KG and nine companies in the Catering segment were merged with other companies in the segment and thereby left the group of consolidated companies.

As of 25 August 2006 LSG Sky Chefs France S.A. was sold in return for a 50 per cent shareholding in Gate Gourmet France S.A.S., resulting in a book gain of EUR 11m. The Gate Gourmet France S.A.S. shareholding is stated at equity.

On 23 December 2006 the shareholding in time:matters GmbH was sold for EUR 44m in cash and 49 per cent of time:matters Holding GmbH, resulting in a book gain of EUR 29m. The time:matters Holding GmbH shareholding is accounted for at equity.

LSG Sky Chefs Canada was liquidated at the end of June.

The business activity of seven special purpose entities ended in the last quarter of 2006 and the companies were deconsolidated.

The inclusion of other subsidiaries was unnecessary because their influence on the Group's overall net assets, financial position and earnings is of minor importance. All in all these companies account for up to 5 per cent of the Group's revenue, operating result and balance sheet total.

In financial year 2006 the following fully consolidated German Group companies made use of the exemption provision in Section 264 Para. III and Section 264b HGB.

Name of company	Domicile
Cargo Counts GmbH	Hattersheim
Condor Cargo Technik GmbH	Frankfurt/M.
Hamburger Gesellschaft für Flughafenanlagen mbH	Hamburg
In-Flight Management Solutions GmbH	Neu-Isenburg
LSG Asia GmbH	Kriftel
LSG-Food & Nonfood Handel GmbH	Frankfurt/M.
LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH	Neu-Isenburg
LSG Lufthansa Service Europa/Afrika GmbH	Neu-Isenburg
LSG Lufthansa Service Holding AG	Neu-Isenburg
LSG Sky Chefs Catering Logistics GmbH	Neu-Isenburg
LSG Sky Chefs Deutschland GmbH	Neu-Isenburg
LSG Sky Chefs Objekt- und Verwaltungsgesellschaft mbH	Neu-Isenburg
LSG Sky Chefs Verwaltungsgesellschaft mbH	Neu-Isenburg
LSG-Sky Food GmbH	Alzey
LSG South America GmbH	Neu-Isenburg
LSG-Airport Gastronomiegesellschaft mbH	Neu-Isenburg
Lufthansa A.E.R.O. GmbH	Alzey
Lufthansa Cargo AG	Kelsterbach
Lufthansa Cargo Charter Agency GmbH	Kelsterbach
Lufthansa CityLine GmbH	Cologne
Lufthansa Commercial Holding GmbH	Cologne
Lufthansa Flight Training GmbH	Frankfurt/M.
Lufthansa Leasing GmbH & Co Echo-Zulu oHG	Grünwald
Lufthansa Leasing GmbH & Co Fox-Delta oHG	Grünwald
Lufthansa Leasing GmbH & Co Fox-Echo oHG	Grünwald
Lufthansa Systems Aeronautics GmbH	Frankfurt/M.
Lufthansa Systems Airline Services GmbH	Kelsterbach
Lufthansa Systems Aktiengesellschaft	Kelsterbach
Lufthansa Systems AS GmbH	Norderstedt
Lufthansa Systems Berlin GmbH	Berlin
Lufthansa Systems Business Solutions GmbH	Raunheim
Lufthansa Systems Infratec GmbH	Kelsterbach
Lufthansa Systems Passenger Services GmbH	Kelsterbach
Lufthansa Systems Process Management GmbH	Neu-Isenburg
Lufthansa Technik AG	Hamburg
Lufthansa Technik Immobilien und Verwaltungsgesellschaft mbH	Hamburg
Lufthansa Technik Logistik GmbH	Hamburg
Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH	Hamburg

The consolidated financial statements include holdings in 55 joint ventures and 45 associated companies (previous year: 54 joint ventures and 42 associated companies), of which eight joint ventures (previous year: seven) and 19 associated companies (previous year: 24) are accounted for at equity. The other joint ventures and associated companies are stated at continued cost of acquisition in view of their subordinate overall significance.

In view of the holding in the joint venture of associated companies in question the following assets, debts, income and expenses count toward the Group results:

	2006			2005		
in €m	Joint ventures	Associated companies	Associated companies not accounted for at equity	Joint ventures	Associated companies	Associated companies not accounted for at equity
Assets	154	2,211	509	177	2,277	517
Shareholders' equity	54	607	24	73	524	24
Liabilities	100	1,604	485	104	1,754	493
Income	194	3,091	163	120	1,873	139
Expenses	182	2,938	162	101	1,854	136

The effects of changes in the group of consolidated companies and the group of companies stated at equity are shown in the following tables.

Balance sheet				
in €m	**Group 31.12.2006**	**of which changes in the group of consolidated companies**	Group 31.12.2005	of which changes in the group of consolidated companies
Non-current assets	12,969	– 12	12,318	+ 401
Current assets	6,492	+ 23	6,954	+ 172
Total assets	19,461	+ 11	19,272	+ 573
Shareholders' equity	4,903	+ 8	4,522	+ 271
Non-current provisions and liabilities	7,870	0*	7,802	+ 149
Current provisions and liabilities	6,688	+ 3	6,948	+ 153

* Rounded below EUR 1m.

Income statement

in €m	**Group 2006**	**of which changes in the group of consolidated companies**	Group 2005	of which changes in the group of consolidated companies
Revenue	19,849	+ 4	18,065	+ 7
Operating income	21,400	+ 4	19,737	+ 11
Operating expenses	20,322	+ 4	19,018	+ 12
Result of ordinary business activity	+ 1,078	0*	+ 719	– 1
Financial result	– 33	+ 1	+ 102	+ 292
Result before taxes on income	+ 1,045	+ 1	+ 821	+ 291
Taxes on income	– 230	0*	– 262	+ 1
Earnings after taxes	+ 897	+ 1	+ 612	+ 141

* Rounded below EUR 1m.

Changes in the group of consolidated companies in 2006 had no material effect on balance sheet or income statement items.

On 22 December in the previous year the cartel authorities had given the go-ahead for the acquisition of a controlling interest in Eurowings GmbH. The Eurowings companies, especially Eurowings and Germanwings, were consolidated for the first time as of 31 December 2005 and were therefore not included in the previous year's income statement.

2) Summary of significant accounting and valuation methods and estimates used as a basis for measurement

The application of the accounting and valuation methods prescribed by the IFRS and IFRIC requires making a large number of estimates and assumptions with regard to the future that may naturally not coincide with actual future conditions. All these estimates and assumptions are, however, reviewed continuously and are based either on historical experience and/or expectations of future events that seem reasonable in the circumstances on the basis of sound business judgement.

Estimates and assumptions that are of material importance in determining the carrying amounts for assets and liabilities are explained within the scope of the following description of the accounting and valuation methods applied to material balance sheet items.

Initial consolidation and goodwill Group companies are initially consolidated using the purchase method. The assets, liabilities and contingent liabilities of the company acquired are identified in accordance with the provisions of IFRS 3 at their fair value at the time of acquisition and compared with the cost of acquisition (purchase price allocation). Any non-purchased shares are disclosed as minority interests at the fair values of assets and liabilities.

Any excess balance of the cost over the value of acquired shareholders' equity is capitalised as goodwill and will subsequently be subjected to a regular annual impairment test.

If the acquired value of the shareholders' equity exceeds the costs incurred by the acquiring company, the difference will be stated immediately as net profit or loss for the period.

In accordance with the transitional rules of IFRS 3, any goodwill that was subject to regular amortisation until the end of 2004 was carried forward as at 1 January 2005 and regular amortisation was discontinued.

Residual amounts of EUR 18m in negative goodwill at the end of 2004 were set off directly against retained earnings as at 1 January 2005.

Annual impairment tests applied to goodwill are carried out using the discounted cash flow method. This method is based on expected future cash flow from recent management planning projected on the basis of long-term revenue growth rates and on assumptions with regard to margin development and discounted for the capital costs of the business unit. Tests are performed at the cash generating unit (CGU) level. For individual premises on which impairment tests were based in financial year 2006, see Note 17.

In addition, additional impairment tests are undertaken in the course of the year whenever events that occur give rise to suspicions that value might have decreased permanently.

Currency translation and consolidation methods The annual financial statements of foreign Group companies are translated into euros in accordance with the functional currency concept. The functional currency is mainly the currency of the country in which the company concerned is located. Occasionally the functional currency differs from the national currency. Assets and liabilities are translated at the middle rates on the balance sheet date. Income statements are translated at the average exchange rate for the year. These translation differences are shown directly in shareholders' equity without effect on the result. Goodwill from capital consolidation of foreign subsidiaries prior to 2005 is carried at historical cost net of amortisation accumulated by the end of 2004.

Since 2005 new goodwill has been shown in the balance sheet in the currency of the company acquired.

Any transaction difference, however, is reported in the net profit or loss for the period. These differences arise in the financial statements of consolidated companies from assets and liabilities the basis of which is a currency other than the company's functional currency. Any resulting exchange rate differences are listed under other operating income as foreign currency transaction gains or other operating expenses as exchange losses.

The most important exchange rates used in the consolidated financial statements have developed in relation to the euro as follows:

	2006		2005	
	Balance sheet exchange rate	Income statement average exchange rate	Balance sheet exchange rate	Income statement average exchange rate
USD	0.75930	0.79786	0.84495	0.80653
CAD	0.65475	0.70542	0.72674	0.66444
GBP	1.48987	1.46509	1.45539	1.46069
HKD	0.09764	0.10270	0.10897	0.10371
THB	0.02105	0.02102	0.02058	0.01999
SEK	0.11057	0.10791	0.10647	0.10760
NOK	0.12096	0.12433	0.12500	0.12484
DKK	0.13413	0.13406	0.13404	0.13417
CHF	0.62298	0.63578	0.64296	0.64559
KRW	0.00082	0.00084	0.00084	0.00079

The effects of intra-Group transactions are completely eliminated within the context of consolidation. Receivables and payables between consolidated companies are netted, intra-Group profits and losses with regard to fixed assets and inventories are eliminated and intra-Group income is set off against the corresponding expenses. For temporary differences arising from consolidation, tax accruals and deferrals are undertaken as required by IAS 12.

Other intangible assets (other than goodwill) Acquired intangible assets are shown at cost, internally generated intangible assets from which the Group expects to derive future benefit and which can be valued reliably are capitalised at cost of production and amortised regularly according to the straight-line method over an estimated useful life of five years. The cost of production includes all costs directly attributable to the process as well as appropriate portions of the indirect costs relating to the process. Borrowing costs are not capitalised.

Intangible assets with an indefinite useful life and any intangible assets not yet available for use are not amortised regularly but, like goodwill, are subjected to a regular annual impairment test.

Tangible fixed assets Tangible assets used in business operations for longer than one year are valued at cost, reduced by regular straight-line depreciation. The cost of production includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. The useful lives applied to tangible assets correspond to their estimated/expected useful lives in the Group.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

A useful life of between 20 and 45 years is assumed for buildings, whereas buildings, fixtures and fittings in rented premises are depreciated according to the terms of the lease or over a shorter useful life. Depreciation rates are mainly between 10 and 20 per cent per annum. A useful life of up to ten years is fixed for plant and machinery. Office and factory equipment is depreciated over three to ten years in normal circumstances.

Financial lease In accordance with IAS 17, the economic ownership of leased assets is deemed to be transferred to the lessee if the lessee for the most part bears all the risks and opportunities associated with ownership of the leased asset. In addition to the duration of the non-terminable initial term of the lease and the present value of the leasing payments as a proportion of the total investment, special consideration is given to the distribution of risks and opportunities arising from the residual value of the asset, which is not amortised over the remaining term of the lease. Insofar as its economic ownership is deemed to be with the Lufthansa Group, the asset is capitalised at the cash value of the leasing instalments, plus any incidental expenses borne by the lessee, at the time the leasing contract was signed. Depreciation methods and useful lives correspond to those applied to comparable purchased assets.

Impairment of depreciable intangible and tangible assets In addition to scheduled depreciation, intangible assets and tangible fixed assets are written down unscheduled on the balance sheet date if the "recoverable amount" of the asset's value has fallen below its carrying amount. The "recoverable amount" is determined as the higher of an asset's fair value of the costs of disposal (the "net selling price") and the present value of the estimated future cash flow from continued use of the asset.

The net selling price is in this instance derived from recently observed market transactions, if any.

If it is impossible to forecast an expected cash flow for an individual asset, the cash inflow for the next larger asset unit is estimated, discounted at a risk interest rate, and the recoverable value is distributed over the individual assets in proportion to their respective carrying amounts.

If the reasons for an unscheduled depreciation undertaken in previous years should cease to apply wholly or in part in subsequent periods, a corresponding write-up is undertaken.

Repairable aircraft spare parts Repairable aircraft spare parts are stated at continually adjusted prices based on average acquisition costs. For the purpose of evaluation, spare parts are assigned to individual aircraft models and in principle depreciated at the same rate as the aircraft models for which they can be used.

Investment property Any properties held by the Group that serve the sole purpose of being let to third parties are classified as a financial investment and valued at adjusted cost of acquisition.

Financial assets accounted for using the equity method Financial assets valued by the equity method are capitalised at cost at the time of acquisition.

In subsequent periods the carrying amounts are either increased or reduced annually by the changes in the shareholders' equity in the associated company or joint venture that is held by the Lufthansa Group. The principles of purchase price allocation that apply to full consolidation are similarly used in the initial valuation of any difference between the acquisition cost of the investment and the pro rata shareholders' equity of the company in question. An impairment test of pro rata goodwill is undertaken in subsequent periods only if there are indications of a potential impairment in the entire investment valuation. The transitional rules for goodwill and negative goodwill originating from previous periods correspond to those applying to full consolidation. Interim profits and losses from sales between Group companies and companies valued at equity are eliminated pro rata in relation to the equity investment holding.

Financial assets Financial assets are all other financial assets, non-current and current receivables and other assets, securities, cash and cash equivalents and derivative financial instruments.

Financial assets are stated on the settlement date, i.e. at the time when the asset is created or transferred, at their fair market values plus transaction costs. Non-current low- or non-interest bearing loans are here stated at their cash value.

Customer receivables from production or service contracts not yet completed at the balance sheet date are capitalised at cost plus a mark-up corresponding to the stage of completion insofar as the result of the production contrast can be estimated reliably. Any other unfinished customer contracts are capitalised at cost of manufacture insofar as revenue is likely to cover this cost.

The subsequent valuation of **loans and receivables** is in principle stated at continued cost of acquisition taking into account the effective interest method for low- or non-interest bearing receivables.

If doubts exist as to whether receivables can be collected, these receivables are stated at the lower realisable value.

Foreign currency receivables are valued at the mean of buying and selling price on the balance sheet date.

Financial assets available for sale are in contrast stated in subsequent periods at their fair market value insofar as it can be reliably determined. Financial assets available for sale are securities, equity investments for which a market price quoted in an active market exists, as well as cash and cash equivalents held and bank balances.

For securities the fair value is determined from the price quoted in an active market. For unlisted fixed-interest securities the fair value is determined from the difference between effective and market interest rate at the valuation date.

Fluctuations in market value between balance sheet dates are show in reserves with no effect on the operating result. Any release of the reserves to income is effected either upon disposal or if the market value falls below the carrying amount on a permanent basis.

Equity investments for which no price on an active market exists are in contrast subsequently stated at cost of acquisition. If the recoverable value falls below the carrying amount on the balance sheet date, valuation adjustments affecting net profit or loss for the period are undertaken.

Derivative financial instruments are stated at fair value on the basis of published market prices. If no price is quoted on an active market, other appropriate valuation methods are used.

Appropriate valuation methods include all factors that independent, competent market participants would take into account for pricing purposes and that constitute acknowledged economic models for setting the prices of financial instruments.

In keeping with intra-Group guidelines, the Lufthansa Group uses derivative financial instruments to hedge interest and exchange rate risks and fuel price risks. Their use is based on a hedging policy defined by the Executive Board and monitored by a committee. Within the scope of this policy, interest and exchange rate hedging transactions are also entered into with non-consolidated Group companies.

Interest rate swaps and interest rate/currency swaps are agreed to manage interest rate risks. Interest rate/currency swaps also hedge exchange rate movement risks arising from the raising of funding in foreign currencies.

The Lufthansa Group uses forward exchange transactions and currency options to hedge exchange rate exposure. In the process corridor options are used that combine the purchase and simultaneous sale of currency options in the same currency. Corridor options are concluded as zero-cost options. In other words, the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging takes the form of corridor options and other hedging combinations primarily in respect of petroleum. In addition, there is some hedging of the price difference between kerosene and crude oil. To a limited extent hedging is also undertaken for other products, such as gasoil.

Hedging transactions are entered into to secure either fair values or future cash flows.

In so far as the financial instruments used qualify as effective cash flow hedging instruments within the scope of a hedging relation in accordance with the provisions of IAS 39, any fluctuations in fair value will not affect the result for the period during the term of the derivative.

Fair value changes from an effective cash flow hedging operation are recorded with no effect on the operating result under the appropriate reserves heading.

If the hedged payment flow is an investment, the result of the hedging transaction, which has previously been stated in shareholders' equity, is set off against the cost of the investment at the time of the underlying transaction's maturity.

In all other cases the cumulative gain or loss previously stated in shareholders' equity is included in net profit or loss for the period on maturity of the hedged payment flow.

In the case of effective hedging of fair values, any changes in market value of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Where the financial instruments used qualify not as effective hedging transactions but as held for trading under IAS 39, any changes in fair value must be shown directly as a profit or loss in the income statement. These derivatives must be categorised as financial assets stated at fair value in the income statement.

The Group's hedging policy (see Note 45) is to conclude none but effective derivatives to hedge interest rate, exchange rate and fuel price risks.

Some hedging transactions with non-consolidated Group companies and interest/currency swaps do not, however, satisfy the qualifying criteria for effectiveness as defined in IAS 39. That is why changes in fair value arising from these transactions are stated directly in the income statement.

Inventories This item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and advance payments made for inventories. Valuation is based on the cost of acquisition determined on average prices or at cost of manufacture. Manufacturing costs include all costs directly attributable to the production process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not taken into account. Valuation on the balance sheet date is based on cost of purchase or cost of manufacture, whichever is lower, or on net realisable value net of any costs yet to be incurred. In principle, valuation is based on the net realisable value of the finished product.

Assets held for sale Individual, formerly non-current assets or groups of assets the sale of which is to be expected within the next twelve months are capitalised at the net carrying amount at the time of reclassification or at net realisable value, whichever is lower.

Provisions and accruals Valuation of pension provisions is based on the projected unit credit method prescribed by IAS 19 for performance-oriented old-age pension plans. Balance sheet valuation of pension provisions is based on a number of estimates and assumptions.

They include, in particular, assumptions on long-term salary and pension trends and average life expectancy. The assumptions on salary and pension trends are based on trends observed in the past, take into account country-specific interest rate and inflation levels and labour market trends. The basis for estimating average life expectancy is recognised biometric calculation formulas.

The interest rate used for discounting future payment obligations is the country-specific market rate for non-current risk-free cash investments with a comparable time to maturity.

The expected long-term development of existing plan assets is also determined with regard to the country concerned and is subject to the fund structure, taking historic experience into account.

Year-to-year changes in estimates and assumptions and deviations from actual annual effects are reflected in actuarial gains/losses and, provided that their amount exceeds 10 per cent of the obligation or of plan assets, whichever is higher, will be amortised pro rata via the income statement over the beneficiaries' residual term.

Actuarial losses not disclosed in the balance sheet to 31 December 2006 amount to EUR 907m (previous year: EUR 1.169bn), while EUR 38m (previous year: EUR 25m) was amortised via staff costs in the financial year 2006.

Provisions for taxes (effective income tax obligations) and other provisions and accruals are made if an obligation toward third parties exists as a result of a past event that is likely to lead to an outflow of assets that can be estimated reliably. If no provision could be made because one of the stated criteria was not fulfilled, the corresponding commitments are listed as contingent liabilities.

The amount in provisions is determined by the amount that is likeliest to arise.

Calculation of the provision for obligations arising from bonus miles programmes is based on several estimates and assumptions. Accumulated but as yet unused bonus miles are valued by the additional cost method insofar as they are likely to be used on Lufthansa flights. A weighted average cost unit rate per miles is derived from past passenger behaviour and from the cost incurred. Miles that are likely to be used on flights with partner airlines are valued at the price per mile to be paid to the partners in question.

No provisions is made for miles that are expected to lapse. The quota of miles that have been allowed to lapse in the past is used to estimate the number of miles that will probably lapse subject to current expiry rules.

As at 31 December 2006, 165.4 billion air miles (previous year: 151.5 billion) were outstanding and the provision made for them amounted to EUR 714m (previous year: EUR 599m).

Provisions for obligations that are not expected to lead to an outflow of resources in the following year are made to the amount of the present value of the expected outflow.

The value of provisions and accruals is reviewed on each balance sheet date. Provisions in foreign currency are translated at reporting date rates.

Financial liabilities Liabilities arising from financial leasing agreements are stated at the present value of the leasing instalments at the time the agreement was concluded. Other financial liabilities are stated at their fair value. Liabilities for which interest is not payable at the market rates are carried as liabilities at their present values.

Valuation in subsequent periods is at continued cost of acquisition using the effective interest rate method with high and low interest-bearing liabilities.

Liabilities in foreign currencies are valued at the middle rate on the balance sheet date.

To compute the share-based liabilities arising from option programmes for senior executives, a fair-value valuation was undertaken as required by IFRS 2, Share-Based Payment. Fair value was determined by means of simulation using the Monte Carlo financial algorithm method.

The result was carried as a liability based on the fair value determined in this way, taking into account the remaining object time.

For details of the premises on which the model was based and design of the option programmes, see Note 37.

Liabilities from unused flight documents Flight documents sold are carried as a liability from unused flight documents. Once a passenger coupon or an air consignment note has been used, the amount carried as a liability is stated and shown as traffic revenue in the income statement. Coupons that will probably no longer be used are also stated at their estimated value affecting the current period result at the end of the year. The estimate is based on past statistical data.

Financial guarantees If use is likely to be made of financial guarantees given to third parties, the obligation is carried as a liability at its fair value. For subsequent measurement the initial measurement or the best possible estimate of the expenditure required to fulfil the obligation on the balance sheet date, whichever is higher, is used.

Deferred tax items In accordance with IAS 12 deferred taxation is provided for all temporary differences between the balance sheets for tax purposes of individual companies and the consolidated financial statements. Tax loss carry-forwards that are likely to be utilised in the future are capitalised as an asset to the amount of the tax assets deferred. As to whether deferred tax assets from tax losses carried forward are usable, i.e. of intrinsic value, reference is made to the Company's result planning and to specifically applicable tax strategies.

The total amount of deferred tax assets that could not be capitalised as at 31 December 2006 was EUR 181m (previous year: EUR 192m).

In financial year 2006 the tax rates for deferred taxes in countries other than Germany ranged from 5 per cent to 40 per cent (previous year: 10 to 40 per cent). To assess deferred taxes the tax regulations in force or approved on the balance sheet date are used.

Tax deferrals and accruals are netted out against each other if an actionable legal claim to setting off exists and if the tax deferrals and accruals relate to one and the same tax authority.

Realisation of income and expenses Revenue and other operating income are realised on performance of services or transfer of risk to the customer. Revenue from customer-related long-term production contracts in the MRO and IT Services segments is stated on the basis of the percentage of completion method. This requires for one an estimate of the portion of services rendered compared to the total volume of the customer order and for another an estimate of the profit to be earned from the total contract. The total volume of realised profit shares from long-term contracts was EUR 4m (previous year: EUR 36m) in financial year 2006.

Operating expenses affect operating income either when use is made of the service or at the time of origination. Warranty provisions are made at the time when the corresponding revenue is realised. Interest income and expenses are stated in the period to which they apply. Income or expenditure from profit or loss transfer agreements are realised at the end of the financial year, while dividends are posted when the legal entitlement to them arises.

Notes to the consolidated income statement

3) Traffic revenue

Traffic revenue by sector		
in €m	**2006**	2005
Passenger	12,667	11,314
Freight	2,582	2,495
Mail	105	95
	15,354	**13,904**
Scheduled	14,908	13,440
Charter	446	464
	15,354	**13,904**

The Logistics group's revenue as stated in the segment report (Note 46) includes, as in the previous year, the sum of EUR 1m for carrying passengers on cargo flights that is allocated in the above table to passenger traffic revenue. Conversely, EUR 5m of mail revenue was earned by Passenger Transportation.

4) Other revenue

Other revenue by sector		
in €m	**2006**	2005
Maintenance	1,925	1,723
Catering services	1,563	1,480
Travel (commission)	128	127
IT services	271	257
Ground services	98	89
Other services	510	485
	4,495	**4,161**

Maintenance services account for the largest share of the MRO business segment's external revenue. Other MRO revenue from sales of material, hiring out material and aero-engines and logistics services is included under other services.

Revenue shown as catering services was generated solely by the Catering segment. Revenue is also generated in the Catering segment, especially by LSG Food & Nonfood Handel GmbH and LSG Airport Gastronomiegesellschaft mbH, that does not relate to catering services and is included under other services.

IT services maps the revenue earned by the IT Services business segment.

Other revenue also includes revenue from unfinished services in connection with longer-term production or service contrasts amounting to EUR 162m (previous year: EUR 238m). This revenue is included by stage of completion as the proportion of the anticipated total revenue that corresponds to the stage in question. Where reliable estimates of the overall result of the order were not possible, the contract costs incurred were stated. The stage of completion was calculated on the basis of the ratio of order costs incurred by the balance sheet date to the estimated total order costs.

The accumulated costs of unfinished contracts, taking into account amounts shown in previous years, were EUR 160m (previous year: EUR 206m). Profits offset against them amounted to EUR 4m (previous year: EUR 36m). Advance payments by customers totalled EUR 122m (previous year: EUR 166m). The balance of these amounts, reduced by value adjustments, is shown under trade receivables (cf. Note 28). No monies were withheld by customers.

5) Inventory changes and work performed by the enterprise and capitalised

Inventory changes and work performed by the enterprise and capitalised		
in €m	**2006**	2005
Increase/Decrease in finished goods and work in progress	3	5
Other internally produced and capitalised assets	149	122
	152	**127**

6) Other operating income

Other operating income		
in €m	**2006**	2005
Income from the disposal of non-current assets	86	331
Income from the reversal of impairment losses	16	17
Foreign currency gains	386	350
Reversal of provisions and accruals and deferrals	129	138
Income from the reinvoicing of accounts payable	57	27
Commission earned	113	98
Reinvoicing of charges for computerised distribution systems	6	35
Release of value adjustment for receivables/Elimination of accounts payable	28	22
Secondment of staff	29	35
Compensation received for damages	46	19
Rental income	22	27
Income from the sub-leasing of aircraft	27	1
Income from the disposal of current financial assets	19	10
Other operating income	435	435
	1,399	**1,545**

EUR 27m in income from the disposal of non-current assets is from the sale of aircraft and spare engines, EUR 29m from the sale of shares in time:matters GmbH and EUR 11m from the sale of shares in LSG Sky Chefs France S.A. In the previous year EUR 9m was earned from aircraft sales, EUR 182m from the sale of shares in Amadeus Global Travel and EUR 107m from the sale of shares in Loyalty Partners GmbH.

Foreign currency transaction gains consist mainly of gains on exchange rate differences between the exchange rate on the transaction date (average rate for the month) and at the time of payment (spot exchange rate) along with foreign currency transaction gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (Note 10).

The reversal of provisions set up in previous years and not used up in full. In contrast, expenses arising from insufficient provisions made in previous years are assigned to the appropriate primary type of expense.

Other operating income includes items that cannot be allocated to any of the above, including cash equivalent benefits from employer contributions (offset entry under staff costs), advertising income and canteen income.

7) Cost of materials and services

Cost of materials and services		
in €m	**2006**	2005
Aircraft fuel and lubricants	3,355	2,662
Other raw materials and supplies	1,594	1,370
Purchased goods	593	559
Total cost of raw materials and supplies and purchased goods	**5,542**	**4,591**
Charges	2,824	2,543
Charter	556	728
External technical services	667	533
In-flight services	108	111
Operating lease	150	142
External IT services	69	60
Other purchased services	386	299
Total cost of purchased services	**4,760**	**4,416**
	10,302	**9,007**

8) Staff costs

Staff costs		
in €m	**2006**	2005
Wages and salaries	4,007	3,912
Social security	603	597
Pension costs and other employee benefits	419	344
	5,029	**4,853**

The pension costs shown consist mainly of additions to provisions for pensions (cf. Note 34).

Staff				
	Annual average 2006	Annual average 2005	**As at 31 December 2006**	As at 31 December 2005
Ground staff	71,336	70,322	71,971	70,778
Flight staff	20,869	19,057	21,192	19,949
Trainees	1,336	1,432	1,347	1,576
	93,541	**90,811**	**94,510**	**92,303**

The annual average is calculated pro rata taking into account the time of initial consolidation or deconsolidation. On annual average 151, and on 31 December 2006 604 staff were employed by initially consolidated companies.

In addition, the average number of employees in 2006 included for the first time 2,075 Eurowings group employees.

9) Depreciation, amortisation and impairment

Amortisation and depreciation of intangible assets, aircraft and other tangible fixed assets are outlined in the notes to the item in question. Amortisation and depreciation totalled EUR 1.051bn (previous year: EUR 1.398bn). No impairment losses were made in the financial year 2006 (previous year: EUR 304m). Impairment losses of EUR 3m in the previous year related to depreciable intangible assets, buildings and other tangible assets the use value of which, calculated as the present value of payment surpluses, had fallen below their carrying amounts. Additional unscheduled write-downs totalling EUR 1m were made on net realisable value.

Within the scope of the annual impairment tests of goodwill in 2005, impairment losses amounted to EUR 280m in the Catering segment and EUR 20m in the MRO segment. In the financial year 2006 no unscheduled depreciation was required as a result of the annual impairment tests.

For further information about impairment tests, see Note 17.

10) Other operating expenses

Other operating expenses		
in €m	**2006**	2005
Sales commission paid to agencies	633	662
Rent and maintenance costs	632	594
Staff-related expenses	615	579
Expenditure on computerised distribution systems	243	240
Advertising and sales promotion	262	213
Foreign currency translation losses	334	345
Audit, consulting and legal fees	125	108
Expenses incurred from reinvoicing accounts payable	119	76
Other services	120	94
Insurance-related expenses for flight operations	60	60
Value adjustments on receivables	64	69
Communication costs	52	49
Other taxes	52	47
Losses from disposal of non-current assets	30	20
Losses from the disposal of current financial assets	17	3
Losses from the disposal of other current assets	0*	0*
Restructuring costs	0*	0*
Other operating expenses	582	601
	3,940	**3,760**

* Rounded below EUR 1m.

Foreign currency translation losses consist mainly of losses from exchange rate changes between the exchange rate (monthly average rate) in operation on the transaction date and at the time of payment (spot rate) as well as translation losses from valuation at the exchange rate on the balance sheet date (cf. Note 6).

11) Income from subsidiaries, joint ventures and associates

Income from subsidiaries, joint ventures and associates		
in €m	**2006**	2005
Income from profit transfer agreements	67	48
Result of investments in joint ventures	27	26
Result of investments in associates	195	312
Income from other equity investments	17	12
Loss transfer expenses	- 1	- 5
	305	**393**

Income and expenses from profit and loss transfer agreements include tax contributions/credits. The result from investments in joint ventures includes profits of EUR 25m calculated on the basis of the equity method.

Income from associates includes EUR 191m (previous year: EUR 308m) in profits calculated on the basis of the equity method. The previous year's figure also includes income from the EUR 291m initial at equity valuation of Swiss International Airlines AG, that being the amount by which the share in the assets and liabilities of Swiss International Airlines AG exceeded the purchase price, both being stated at their fair value.

12) Net interest

Net interest		
in €m	**2006**	2005
Income from other securities and financial asset loans	14	17
Other interest and similar income	193	210
Interest paid on pension obligations	- 176	- 200
Interest and similar expenses	- 285	- 275
	- 254	**- 248**

Interest expenses include EUR 2m (previous year: EUR 10m) from interest added to non-current other provisions and accruals discounted in previous years.

13) Other financial items

Other financial items		
in €m	**2006**	2005
Write-down of investments in subsidiaries and other equity investments	- 6	- 7
Write-down of loans	- 37	- 21
Write-down of securities held as non-current assets	–	–
Write-down of securities held as current assets	–	- 1
Result from the valuation of derivatives at fair value*	- 41	- 14
	- 84	**- 43**

* Derivative financial instruments qualifying as held for trading.

14) Income taxes

Income taxes		
in €m	**2006**	2005
Income taxes	164	25
Deferred taxes	66	237
	230	**262**

The taxes on earnings actually paid for the current financial year include corporation tax, solidarity surcharge, trade tax and other taxes on earnings paid in countries other than Germany totalling EUR 146m.

Due to a change in tax law at the end of 2006, outstanding tax credits in Germany will be refunded in equal annual instalments over a period of ten years from 2008. The cash value of this claim against the tax office is EUR 90m and has reduced tax expenses. The remaining amount of actual taxation relates to taxes for previous years.

The following table reconciles anticipated and actually disclosed tax expenses. Anticipated tax expenses are determined by multiplying the result before income taxes by a tax rate of 35 per cent, consisting of a 25 per cent rate for corporation tax and 10 per cent trade tax on income and solidarity surcharge.

	2006		2005	
in €m	Basis of assessment	Tax expenses	Basis of assessment	Tax expenses
Anticipated income tax expenses/refund	1,045	+ 366	875	+ 306
Income from capitalising payables based on the former tax credit system	–	– 90	–	–
Tax-free income, other deductible amounts and permanent differences	–	38	–	– 105
Amortisation of goodwill that is non-deductible for tax purposes	–	–	300	+ 105
Profits made by foreign subsidiaries with no retained earnings/deferred taxes	246	– 86	391	– 137
Deviation of local taxes from deferred Group tax rate	–	– 26	–	+ 21
Tax loss carry-forwards not recognised or adjusted	–	+ 32	–	+ 78
Other	–	– 4	–	– 5
Stated income tax expenses	–	**230**	–	**263**

* Including taxes not relating to the accounting period shown as actual tax expenses in the reporting year

Within the scope of accounting under the equity method, deferred taxes on the retained earnings of equity investments are set up to the amount due in taxes on distribution.

No deferred tax liabilities were stated in the balance sheet for temporary differences with regard to the values of investments in subsidiaries and associated companies between the tax balance sheet and consolidated financial statements amounting to EUR 7m (previous year: EUR 8m) because the companies in question are unlikely to be sold in the foreseeable future.

Taking changes in the group of consolidated companies into account, EUR 12m in deferred tax liabilities (previous year: EUR 69m) was created in financial year 2006 without effect on the operating result.

Deferred tax assets and liabilities for 2006 and 2005 were as follows:

	31.12.2006		31.12.2005	
in €m	Assets	Liabilities	Assets	Liabilities
Loss carry-forwards and tax credits	237	–	398	–
Tax-based special depreciation, tax-free reserves	–	–	–	3
Pension reserves	387	–	270	–
Financial leasing of aircraft	–	21	30	–
Depreciation and amortisation	–	648	–	689
Market valuation of financial instruments	85	–	–	33
Provision for contingent losses	28	–	136	–
Receivables, payables, other provisions and accruals	–	599	–	500
Set-off	– 635	– 635	– 611	– 611
Other	50	–	– 35	–
	152	**633**	**188**	**614**

In addition to the aforementioned deferred tax assets from loss carry-forwards and tax credits, tax assets from loss carry-forwards totalling EUR 181m (previous year: EUR 192m) still exist of which no use could be made. Of these amounts EUR 5m can be used until 2007, EUR 5m until 2008, EUR 1m each until 2009 and 2010, EUR 1m until 2011 and EUR 170m until after 2012.

The recoverability of tax assets from USD 111m in loss carry-forwards (previous year: USD 111m) capitalised within the LSG Sky Chefs US group is supported by the fact that the Group has adequate tax strategies to benefit from the losses carried forward.

15) Profit of discontinued operations of the Leisure Travel segment

On 22 December 2006 Deutsche Lufthansa AG and KarstadtQuelle AG signed a memorandum of understanding by the terms of which Lufthansa is to sell its 50 per cent holding in the Thomas Cook group. The shares have until now been valued at equity and constituted the Leisure Travel segment, which is being discontinued. The Thomas Cook group's earnings contributions are accordingly stated as profit of discontinued operations of the Leisure Travel business segment taking deferred taxes into account.

16) Earnings per share

Undiluted earnings per share are determined by dividing the net profit or loss for the period by the weighted average number of ordinary shares outstanding during the financial year. To establish the average number of shares, shares bought back and reissued for the employee share ownership programmes are taken into account on a pro rata basis. 15,558 new shares were issued when conversion rights were exercised by 15 December 2006 in connection with the 4 January 2002 convertible bond issue.

To determine diluted earnings per share, the maximum number of ordinary shares that may be issued by exercising the conversion right arising from the 4 January 2002 Deutsche Lufthansa AG convertible bond issue is added to the average number. Group net profit or loss for the period is at the same time increased by the amounts spent on the convertible bond.

Due to the partial redemption of the convertible bond issue in January 2006 the maximum number of shares that might result from conversion was reduced from 37,202,380 to 2,536,958.

		2006	2005
Undiluted earnings per share	€	1.75	0.99
Net profit for the period	€m	+ 803	+ 453
Weighted average number of shares		457,828,124	457,786,554

		2006	2005
Diluted earnings per share	€	1.75	0.95
Net profit for the period	€m	+ 803	+ 453
+ interest costs incurred by the convertible bond issue	€m	+ 1	+ 20
– current and deferred taxes	€m	– 0*	– 7
Adjusted net profit for the period	€m	+ 804	+ 466
Weighted average number of shares		460,365,082	492,317,977

* Rounded below EUR 1m.

Of the undiluted and diluted earnings per share EUR 0.18 (previous year: EUR 0.12 and EUR 0.11 respectively) was earned by the abandoned Leisure Travel business segment.

In financial year 2006 EUR 0.50 per share was distributed from the net profit for financial year 2005.

Notes to the consolidated balance sheet

Assets

17) Goodwill and intangible assets with an indefinite useful life

in €m	Goodwill from consolidation	Intangible assets with an indefinit useful life	**Total**
Acquisition costs at 1.1.2005	685	–	685
Accumulated amortisation	–	–	–
Carrying amount at 1.1.2005	685	–	685
Exchange rate differences	7	–	7
Changes in the group of consolidated companies	–	–	–
Additions	119	–	119
Transfers	80	–	80
Disposals	–	–	–
Available for sale	–	–	–
Write-down	– 300	–	– 300
Write-up	–	–	–
Carrying amount at 31.12.2005	591	–	591
Acquisition costs at 1.1.2006	891	–	891
Accumulated amortisation	– 300	–	– 300
Carrying amount at 1.1.2006	591	–	591
Exchange rate differences	– 2	–	– 2
Changes in the group of consolidated companies	–	–	–
Additions	–	–	–
Transfers	–	–	–
Disposals	–	–	–
Available for sale	–	–	–
Write-down	–	–	–
Write-up	–	–	–
Carrying amount at 31.12.2006	**589**	**–**	**589**
Acquisition costs at 31.12.2006	889	–	889
Accumulated amortisation	– 300	–	– 300

Amortisation for financial year 2005 included impairment losses of EUR 300m with regard to goodwill.

All goodwill was subjected in financial year 2006, as in the previous year, to a regular impairment test as per IAS 36. The test were performed at the level of the smallest cash generating unit (CGU) on the basis of use value. Goodwill originating from the acquisition

of Air Dolomiti S.p.A. and the Eurowings group was in this connection tested as the smallest independent cash generating unit at the level of Lufthansa AG and its regional partners.

The following table provides an overview of the goodwill tested and the assumptions made in the respective impairment tests.

CGU	Lufthansa AG and regional partners (Segment Passenger Transporation)	LSG Sky Chefs USA Group (Segment Catering)	LSG Sky Chefs Korea (Segment Catering)
Carrying amount of goodwill	€ 249m	€ 277m	€ 63m
Impairment	–	–	–
Revenue growth p.a. for planning period	2.5% to 5.5%	–1.6% to 2.0%	0% to 4.8%
EBITDA margin for planning period	9.6% to 10.2%	4.7% to 9.8%	19.0% to 20.1%
Investment rate for planning period	5.4% to 8.9%	1.5%	0.2% to 1.0%
Planning period	3 years	5 years	3 years
Revenue growth p.a. after end of planning period	2.5%	2.0%	4.8%
EBITDA margin after end of planning period	10.2%	9.8%	20.1%
Investment ratio after end of planning period	7.7%	1.5%	0.2%
Discount rate	9.1%	9.1%	9.1%

The assumption used for the impairment tests are based on external sources in the planning period. In some cases risk reductions were made to allow for special regional features and market share trends specific to the respective company. Assuming sustained revenue growth of 2 per cent at the end of the planning period by the LSG Sky Chefs US group as described, the amount that could be achieved would exceed the carrying amount by EUR 94m. Assuming a 0.7 per cent revenue decline per annum the amount that could be achieved would be equal to the carrying amount for the asset.

The EBITDA margins used are based on past experience or were developed on the basis of cost reduction measures initiated. The investment rates are based on past experience and take account of the replacement of any means of production envisaged in the planning period.

18) Other intangible assets

in €m	Concessions, industrial and similar rights and assets as well as licences in such rights and assets	Internally generated software	Advance payments	**Total**
Acquisition costs at 1.1.2005	465	53	21	539
Accumulated amortisation	– 357	– 30	0*	– 387
Carrying amount at 1.1.2005	108	23	21	152
Exchange rate differences	0*	1	– 1	0*
Change in the group of consolidated companies	2	–	0*	2
Additions	22	17	29	68
Transfers	8	3	– 13	– 2
Disposals	–5	0*	– 1	– 6
Available for sale	–	–	–	–
Write-down	– 41	– 8	– 3	– 52
Write-up	–	–	–	–
Carrying amount at 31.12.2005	94	36	32	162
Acquisition costs at 1.1.2006	432	73	35	540
Accumulated amortisation	– 338	– 37	– 3	– 378
Carrying amount at 1.1.2006	94	36	32	162
Exchange rate differences	1	–	–	1
Change in the group of consolidated companies	0*	–	–	0*
Additions	28	4	39	71
Transfers	10	– 4	– 10	– 4
Disposals	– 2	– 1	– 6	– 9
Available for sale	–	–	–	–
Write-down	– 40	– 9	–	– 49
Write-up	–	–	–	–
Carrying amount at 31.12.2006	**91**	**26**	**55**	**172**
Acquisition costs at 31.12.2006	449	87	57	593
Accumulated amortisation	– 358	– 61	– 2	– 421

* Rounded below EUR 1m.

Non-capitalised research and development costs for intangible assets totalling EUR 1m (previous year: EUR 1m) were incurred. Intangible assets totalling EUR 10m (previous year: EUR 3m), though already firmly ordered, are not yet subject to the Group's economic power of disposal.

19) Aircraft and spare engines

in €m	Aircraft and spare engines	Advance payments on aircraft and spare engines	**Total**
Acquisition costs at 1.1.2005	15,350	366	15,716
Accumulated depreciation	– 8,399	–	– 8,399
Carrying amount at 1.1.2005	6,951	366	7,317
Exchange rate differences	10	1	11
Change in the group of consolidated companies	120	31	151
Additions	438	350	788
Transfers	194	– 202	– 8
Disposals	– 39	– 21	– 60
Available for sale	– 66	–	– 66
Write-down	– 871	–	– 871
Write-up	–	–	–
Carrying amount at 31.12.2005	6,737	525	7,262
Acquisition costs at 1.1.2006	15,221	525	15,746
Accumulated depreciation	– 8,484	–	– 8,484
Carrying amount at 1.1.2006	6,737	525	7,262
Exchange rate differences	– 12	3	– 9
Change in the group of consolidated companies	–	–	–
Additions	474	564	1,038
Transfers	309	– 307	2
Disposals	– 68	– 3	– 71
Available for sale	–	–	–
Write-down	– 817	–	– 817
Write-up	–	–	–
Carrying amount at 31.12.2006	**6,623**	**782**	**7,405**
Acquisition costs at 31.12.2006	15,742	782	16,524
Accumulated depreciation	– 9,119	–	– 9,119

The aircraft item shows 16 aircraft (thirteen Boeing MD-11Fs and three Boeing B747-400s) with a carrying amount of EUR 738m (previous year: EUR 869m) as the subject of transactions serving the realisation of present value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 or 50 years is as a rule concluded with a lessee in the Bermudas. The leasing payments to be made by the latter are paid to the lessor in one amount. At the same time the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years). The lessee pays the leasing obligations arising from this arrangement to a bank in one amount with debt-discharging effect.

Since the risks and opportunities associated with and the legal ownership of the aircraft remain with the Lufthansa Group as before the transaction, the aircraft are, according to SIC 27, not treated as objects of lease under IAS 17 but treated as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft may not be mainly used in US airspace.

The realised present value benefit from these transactions is recognised on a pro rata basis in the income statement over the term of the sublease contract. In 2006, EUR 7m (previous year: EUR 10m) was released under other operating income.

In addition, the item comprises 29 aircraft (two Boeing 747s, six Airbus A340s, seven Airbus A330s, three Airbus A320s, two Airbus A319s and nine Canadair Regional Jets) with a carrying amount of EUR 1,199m (previous year: 25 aircraft with a carrying amount of EUR 1,199m), the majority of which were sold to Japanese and UK leasing companies or to leasing companies in the Bermudas and leased back with a view to achieving more favourable financing terms. The terms of these leasing contracts is between 10 and 26 years. Lufthansa is entitled to buy the aircraft back at a fixed price at a given point in time.

Since the risks and opportunities associated with the aircraft remain with the Lufthansa Group, the aircraft are, according to SIC 27, not treated as objects of lease.

Two of the aircraft financed through leasing companies in the Bermudas are subject to operative constraints; they may not be mainly used in US airspace.

The order commitment for aircraft and spare aero-engines amounts to EUF 6.4bn (previous year: EUR 3.4bn).

EUR 1,334m (previous year: EUR 1,371m) of the aircraft items serves as collateral for existing financing arrangements. In addition, aircraft with a carrying amount of EUR 103m (previous year: EUR 190m) were procured by means of finance leases (cf. Note 22).

20) Other tangible fixed assets

in €m	Land and buildings	Machinery and technical equipment	Other equipment, office and factory equipment	Advance payments and assets under construction	**Total**
Acquisition costs at 1.1.2005	1,434	753	1,062	213	3,462
Accumulated depreciation	- 666	- 596	- 844	–	- 2,106
Carrying amount at 1.1.2005	768	157	218	213	1,356
Exchange rate differences	16	4	9	6	35
Change in the group of consolidated companies	7	–	3	–	10
Additions	31	31	83	101	246
Transfers	34	13	22	- 59	10
Disposals	- 10	- 2	- 7	- 12	- 31
Available for sale	- 3	–	–	–	- 3
Write-down	- 55	- 31	- 89	0*	- 175
Write-up	0*	–	–	–	0*
Carrying amount at 31.12.2005	788	172	239	249	1,448
Acquisition costs at 1.1.2006	1,515	791	1,104	249	3,659
Accumulated depreciation	- 727	- 619	- 865	0*	- 2,211
Carrying amount at 1.1.2006	788	172	239	249	1,448
Exchange rate differences	- 7	- 3	- 4	- 1	- 15
Change in the group of consolidated companies	- 2	- 1	- 4	0*	- 7
Additions	54	22	95	100	271
Transfers	231	5	16	- 250	2
Disposals	- 17	0*	- 1	- 5	- 23
Available for sale	–	–	–	–	–
Write-down	- 56	- 31	- 97	–	- 184
Write-up	13	–	–	–	13
Carrying amount at 31.12.2006	**1,004**	**164**	**244**	**93**	**1,505**
Acquisition costs at 31.12.2006	1,740	800	1,079	93	3,712
Accumulated depreciation	- 736	- 636	- 835	0*	- 2,207

* Rounded below EUR 1m.

In connection with land and buildings charges totalling EUR 41m (previous year: EUR 46m) exist. A registered right to acquire exists for real property worth EUR 277m as in the previous year. Of the remaining fixed assets a further EUR 14m (previous year: EUR 14m) serves as collateral for existing financing arrangements. Other fixed assets with a carrying amount of EUR 84m (previous year: EUR 61m) were acquired by means of financial leasing (cf. Note 22).

Fixed assets firmly ordered but not yet at the Group's economic disposal are valued as follows:

in €m	**31.12.2006**	31.12.2005
Land and buildings	101	5
Technical equipment	44	13
Office and factory equipment	26	95
	171	**113**

21) Investment property

in €m	Land and buildings held as a financial investment
Acquisition costs at 1.1.2005	23
Accumulated depreciation	-5
Carrying amount at 1.1.2005	18
Exchange rate differences	–
Change in the group of consolidated companies	–
Additions	–
Transfers	–
Disposals	–
Available for sale	–
Write-down	-1
Write-up	–
Carrying amount at 31.12.2005	17
Acquisition costs at 1.1.2006	23
Accumulated depreciation	-6
Carrying amount at 1.1.2006	17
Exchange rate differences	1
Change in the group of consolidated companies	–
Additions	–
Transfers	–
Disposals	0*
Available for sale	3
Write-down	-1
Write-up	–
Carrying amount at 31.12.2006	**20**
Acquisition costs at 31.12.2006	26
Accumulated depreciation	-6

* Rounded below EUR 1m.

As at 31 December 2006 the buildings held exclusively as financial investments had a market value of EUR 20m (previous year: EUR 20m). The market value about EUR 17m was derived, without using the services of a valuer, from the acquisition price, the renovation costs incurred in the meantime and the construction costs of new building parts. Rental income amounted to EUR 1m (as in the previous year).

The market value of a second plot and building was set at EUR 3m by an external valuation.

22) Assets leased and hired out

Tangible fixed assets include leased assets which, due to the fact that the underlying agreements are designed to finance leases, are allocated to the Group's economic ownership. Assets leased and hired out are listed in the following table:

in €m	Aircraft and spare engines hired out	Leased aircraft and spare engines	Leased and sublet aircraft and spare engines	Leased buildings	Land and buildings hired out	Leased other equipment, office and factory equipment
Acquisition costs at 1.1.2005	346	618	–	136	23	20
Accumulated depreciation	– 197	– 330	–	– 62	– 5	– 16
Carrying amount at 1.1.2005	149	288	–	74	18	4
Exchange rate differences	1	1	–	0*	–	1
Change in the group of consolidated companies	23	15	20	– 16	–	–
Additions	3	–	–	5	–	–
Transfers	– 55	– 25	–	0*	–	– 3
Disposals	–	– 30	–	0*	–	2
Available for sale	– 6	– 18	–	–	–	–
Write-down	– 8	– 41	–	– 3	– 1	– 3
Write-up	–	–	–	–	–	–
Carrying amount at 31.12.2005	107	190	20	60	17	1
Acquisition costs at 1.1.2006	358	457	20	111	24	23
Accumulated depreciation	– 251	– 267	0	– 51	– 7	– 22
Carrying amount at 1.1.2006	107	190	20	60	17	1
Exchange rate differences	–	–	–	0*	1	0*
Change in the group of consolidated companies	–	–	–	–	–	–
Additions	–	–	–	4	–	0*
Transfers	– 10	– 64	– 5	11	–	3
Disposals	– 9	– 12	–	0*	0*	0*
Available for sale	–	–	–	–	–	–
Write-down	– 14	– 24	– 2	– 5	– 1	– 3
Write-up	–	–	–	13	–	–
Carrying amount at 31.12.2006	**74**	**90**	**13**	**83**	**17**	**1**
Acquisition costs at 31.12.2006	251	212	15	137	23	23
Accumulated depreciation	– 177	– 122	– 2	– 54	– 6	– 22

* Rounded below EUR 1m.

Finance leasing The total amount of leased assets to be allocated to the Group's economic ownership in accordance with IAS 17 is EUR 187m (previous year: EUR 251m), EUR 103m of which (previous year: EUR 190m) relates to aircraft (one Boeing 747-400, one Airbus A321, one Airbus A319, eight ATRs).

As a rule, aircraft finance leasing agreements are non-terminable within the scope of a fixed basic lease term of at least four years; their maximum term is twelve years.

Once the lease term has expired the lessee is usually entitled or indeed obliged to acquire the asset at its residual value. In some cases an additional mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and any higher market value has to be paid. In case the option in such cases is not exercised by the lessee, the lessor may sell the aircraft at the best possible market price. The lessee is entitled to 75 per cent of any sales surplus that exceeds the residual value. If the sale price is lower than the residual value, the difference has to be paid by the lessee. The lease agreements provide for variable lease payments insofar as the included interest share is linked to the future development of market interest rates, normally the three- or six-month Libor rate.

In addition, finance leasing agreements of the most varied kinds exist for buildings and parts of buildings and for office and factory equipment. The carrying amounts of leased assets of this kind are EUR 72m (previous year: EUR 51m) for the Catering segment, EUR 9m (previous year: EUR 10m) for the Passenger Transportation segment and EUR 2m for the MRO segment.

Lease terms for buildings and parts of buildings are between 3 and 38 years. Lease agreements provide for lease payments that are partly based on variable and partly on fixed interest rates and partly include purchase options at the end of the contractual lease period. Agreements are non-terminable. Options for an extension of the agreement, if any, exist as a rule for the lessee.

Lease terms for factory and office equipment are between four and seven years. The agreement provide as a rule for fixed leasing payments and in individual cases for purchase options at the end of the lease period. Options for an extension of the agreement by the lessee only exist in some cases but may also be automatic if no objection is raised. Agreements are non-terminable.

The following payments from finance leasing agreements will become due in subsequent periods. Variable lease payments are rolled over on the basis of the last applicable interest rate.

in €m	2007	2008–2011	from 2012
Leasing payments	31	118	80
Discounts	2	22	40
Net present values	29	96	40
Payments from subletting	4	4	–

In the previous year the following amounts from finance leasing agreements were reported:

in €m	2006	2007–2010	from 2011
Leasing payments	51	126	105
Discounts	2	21	37
Net present values	49	105	68
Payments from subletting	5	11	–

Operating leases In addition to finance leasing agreements a large number of lease agreements have been concluded that in respect of their economic content qualify as operating lease agreements. The leased assets are here allocated to the lessor. Apart from a further 68 aircraft for which operating lease agreements exist these agreements are mainly for aircraft leased within the scope of the Lufthansa Regional concept and for leased buildings.

Operating lease agreements for aircraft are for between three and twelve years. Leases normally expire automatically at the end of the term, but in some cases extension options have been agreed.

Lease agreements for buildings usually have terms of up to 25 years. Facilities at Frankfurt and Munich airports are leased for 30 years.

Amounts due are as follows:

in €m	2007	2008–2011	from 2012
Aircraft	121	233	15 p.a.
Various buildings	238	911	221 p.a.
Other lease agreements	62	221	51 p.a.
	421	**1,365**	**287 p.a.**
Payments from subleasing	12	10	2

In the previous year the following amounts from operating leases were reported:

in €m	2006	2007–2010	from 2011
Aircraft	142	270	13 p.a.
Various buildings	234	835	273 p.a.
Other lease agreements	56	161	38 p.a.
	432	**1,266**	**324 p.a.**
Payments from subleasing	13	31	6

Ten aircraft in the economic and legal ownership of the Group at the end of 2006 were subleased on a non-terminable operating lease basis. The following payments result from these agreements, which are for terms of up to three years:

in €m	2007	2008–2011	from 2012
Payments from operating lease agreements	17	30	–

Twelve aircraft in the economic and legal ownership of the Group at the end of 2005 were subleased on a non-terminable operating lease basis. The following payments resulted from these agreements:

in €m	2006	2007–2010	from 2011
Payments from operating lease agreements	17	27	–

23) Financial assets accounted for using the equity method

in €m	Investments in joint ventures	Investments in associated companies	**Total**
Acquisition costs at 1.1.2005	313	279	592
Accumulated amortisation	–	–	–
Carrying amount at 1.1.2005	313	279	592
Exchange rate differences	4	13	17
Change in the group of consolidated companies	5	4	9
Additions	85	407	492
Transfers	–	– 110	– 110
Disposals	– 13	– 34	– 47
Available for sale	–	–	–
Write-down	–	– 4	– 4
Write-up	–	–	–
Carrying amount at 31.12.2005	394	555	949
Acquisition costs at 1.1.2006	394	559	953
Accumulated amortisation	0*	– 4	– 4
Carrying amount at 1.1.2006	394	555	949
Exchange rate differences	– 4	– 18	– 22
Change in the group of consolidated companies	–	– 6	– 6
Additions	91	186	277
Transfers	–	6	6
Disposals	– 16	– 22	– 38
Available for sale	– 372	–	– 372
Write-down	–	– 3	– 3
Write-up	–	–	–
Carrying amount at 31.12.2006	**93**	**698**	**791**
Acquisition costs at 31.12.2006	93	706	799
Accumulated amortisation	–	– 8	– 8

* Rounded below EUR 1m.

There is no quoted market price for any of the investments accounted for at equity.

24) Other financial assets

Other financial assets consists of a non-current portion with a time to maturity of more than one year and a current portion included in current assets (Note 28) with a time to maturity of up to one year. The sum total is shown in the following table:

Other financial assets

	31.12.2006			31.12.2005		
in €m	Total	Non-current	Current	Total	Non-current	Current
Investments in subsidiaries	171	171	–	157	157	–
Other equity investments	596	596	–	458	458	–
Securities held as non-current assets	553	553	–	176	176	–
	1,320	1,320	–	791	791	–
Loans to subsidiaries	81	80	1	70	67	3
Loans to other equity investments	45	45	–	39	39	–
Other loans	96	74	22	120	87	33
Pre-financing of leasehold	8	7	1	10	9	1
	230	206	24	239	202	37
Total	**1,550**	**1,526**	**24**	**1,030**	**993**	**37**

Equity investments and securities developed in 2006 and 2005 as shown in the following table:

in €m	Investments in subsidiaries	Other equity investments	Securities held as non-current assets	**Total**
Acquisition costs at 1.1.2005	183	330	74	587
Accumulated amortisation	– 32	– 48	– 62	– 142
Carrying amount at 1.1.2005	151	282	12	445
Exchange rate differences	1	0*	0*	1
Change in the group of consolidated companies	– 34	1	12	– 21
Additions	25	403	152	580
Transfers	30	0*	0*	30
Disposals	– 10	– 11	0*	– 21
Available for sale	–	– 217	–	– 217
Write-down	– 6	– 1	–	– 7
Write-up	–	1	–	1
Carrying amount at 31.12.2005	157	458	176	791
Acquisition costs at 1.1.2006	191	505	178	874
Accumulated amortisation	– 34	– 47	– 2	– 83
Carrying amount at 1.1.2006	157	458	176	791
Exchange rate differences	0*	0*	0*	0*
Change in the group of consolidated companies	– 10	0*	–	– 10
Additions	35	157	388	580
Transfers	– 6	–	–	– 6
Disposals	– 5	– 13	– 11	– 29
Available for sale	–	–	–	–
Write-down	0*	– 6	–	– 6
Write-up	0*	–	–	0*
Carrying amount at 31.12.2006	**171**	**596**	**553**	**1,320**
Acquisition costs at 31.12.2006	213	649	556	1,418
Accumulated amortisation	– 42	– 53	– 3	– 98

* Rounded below EUR 1m.

Equity investments and securities are stated at market value insofar as one could be determined reliably. For equity investments with a carrying amount of EUR 100m (previous year: EUR 265m) and securities held as non-current assets with a carrying amount of EUR 19m (previous year: EUR 25m) no market value was available because an active market for them with publicly accessible did not exist. In financial year 2006 equity investments and securities with a carrying amount of EUR 14m (previous year: EUR 20m) were sold that had previously not been stated at a market value because no active market existed. Profits totalling EUR 6m resulted from the sale (previous year: EUR 166m, especially from the sale of shares in Loyalty Partners GmbH).

EUR 12m of the securities (previous year: EUR 12m) was used as collateral for liabilities.

in €m	Loans to subsidiaries	Loans to other equity investments	Other loans	Pre-financing of leasehold	**Total**
Acquisition costs at 1.1.2005	113	1	291	13	418
Accumulated amortisation	– 44	–	– 147	–	– 191
Carrying amount at 1.1.2005	69	1	144	13	227
Exchange rate differences	1	–	– 3	– 1	– 3
Change in the group of consolidated companies	1	–	1	–	2
Additions	12	38	17	–	67
Transfers	16	–	– 16	–	–
Disposals	– 21	–	– 28	– 2	– 51
Available for sale	–	–	–	–	–
Write-down	– 10	–	– 11	–	– 21
Write-up	2	–	16	–	18
Carrying amount at 31.12.2005	70	39	120	10	239
Acquisition costs at 1.1.2006	95	39	263	10	407
Accumulated amortisation	– 25	0*	– 143	0*	– 168
Carrying amount at 1.1.2006	70	39	120	10	239
Exchange rate differences	0*	–	0*	–	0*
Change in the group of consolidated companies	6	–	0*	–	6
Additions	37	6	20	–	63
Transfers	–	–	–	–	–
Disposals	– 6	–	– 37	– 1	– 44
Available for sale	–	–	–	–	–
Write-down	– 27	–	– 9	– 1	– 37
Write-up	1	0*	2	–	3
Carrying amount at 31.12.2006	**81**	**45**	**96**	**8**	**230**
Acquisition costs at 31.12.2006	166	45	127	9	347
Accumulated amortisation	– 85	0*	– 31	– 1	– 117

* Rounded below EUR 1m.

The carrying amount of loans and pre-financing of leasehold corresponds to their market value.

25) Non-current receivables and other assets

Non-current receivables and other assets		
in €m	**31.12.2006**	31.12.2005
Receivables from subsidiaries	14	1
Receivables from other equity investments	–	–
Deferred expenses	21	15
Other assets	123	102
	158	**118**

Other non-current assets include, as in the previous year, expected reimbursement for obligations for which provision was made totalling EUR 2m.

Non-current receivables and other assets are stated at amortised cost in accordance with the effective interest method. Amortised cost of monetary assets correspond to their market value.

26) Derivative financial instruments

At the end of financial year 2006 non-current derivative financial instruments with a positive market value of EUR 2m in all were held and are shown at market value in the income statement because they do not qualify as effective hedging in connection with a hedging relationship.

Current derivative financial instruments included instruments worth EUR 33m (previous year: EUR 2m) that are shown at market value in the income statement.

27) Inventories

Inventories		
in €m	**31.12.2006**	31.12.2005
Raw materials and supplies	381	368
Finished goods and work in progress	76	71
Advance payments	0*	0*
	457	**439**

* Rounded below EUR 1m.

Inventories worth EUR 27m (previous year: EUR 28m) are pledged as loan collateral.

The gross value of inventories held at 31 December 2006 was EUR 550m (previous year: EUR 536m). Of this total, inventories with a carrying amount of EUR 250m (previous year: EUR 173m) were stated at the lower fair value net of selling costs ("net realisable value"). Write-downs of the net realisable value totalled EUR 93m (previous year: EUR 97m). New valuation adjustments amounting to EUR 6m (previous year: EUR 4m) were made in the reporting year. In financial year 2006, EUR 8m in write-ups were also made on write-downs made in previous years.

28) Trade receivables and other assets

in €m	**31.12.2006**	31.12.2005
Trade receivables		
Trade receivables from subsidiaries	102	92
Trade receivables from other equity investments	13	21
Trade receivables from third parties	2,001	1,757
	2,116	**1,870**
- of which from work in progress net of progress payments	(107)	(98)
Other assets		
Receivables from subsidiaries	196	110
Receivables from other equity investments	1	12
Deferred expenses	94	51
Other assets	604	596
	895	**769**
Total	**3,011**	**2,639**

EUR 8m (previous year: EUR 8m) of the trade receivables served as loan collateral.

Other assets include expected reimbursements for obligations for which provision was made totalling EUR 3m (previous year: EUR 2m).

In the previous year a total of EUR 6m in current other asset served as loan collateral.

29) Securities held as current assets

In accordance with IAS 39, securities held as current assets are stated at fair value as financial investments available for sale.

They are, almost without exception, fixed-interest bonds, participation certificates and cash held in money market funds.

30) Cash and cash equivalents

At the balance sheet date, euro bank balances with various banks earned interest mainly at rates of between 3.2 and 3.7 per cent (previous year: 2.3 and 2.4 per cent). US dollar balances were invested at an average interest rate of 5.3 per cent (previous year: 4.0 per cent). EUR 2m of the bank balances (previous year: EUR 2m) served as collateral for liabilities.

Foreign currency bank balances were valued at the exchange rate on the balance sheet date.

31) Assets held for sale

At the end of 2006 six Passenger Transportation segment Canadair Regional Jets 200s were still listed as available for sale. Purchase contracts for all aircraft have existed since 2005, so these assets have been listed as available for sale since the end of 2005. The planned delivery dates were postponed until financial year 2007 and the likely selling price was reduced. This led in financial year 2006 to EUR 5m in value adjustments under other operating expenses.

The Catering segment land listed last year as available for sale with a carrying amount of EUR 3m was transferred back to non-current assets once the intention to sell it no longer applied.

The Thomas Cook group shareholding that was previously stated at equity was transferred to assets held for sale at the end of 2006. The carrying amount was EUR 372m.

Notes to the consolidated balance sheet

Shareholders' equity and liabilities

32) Issued capital

Deutsche Lufthansa AG's issued capital amounts to EUR 1.172bn. It is divided into 457,935,558 non-par registered shares, each share representing a EUR 2.56 share of the issued capital.

A resolution passed by the Annual General Meeting on 25 May 2005 authorised the Executive Board up to 24 May 2010, subject to approval by the Supervisory Board, to increase the issued capital by up to EUR 200m by issuing new non-par registered shares against cash or kind (Authorised Capital A). In principle, existing shareholders are entitled to subscribe to this issue. In the case of shares issued against contributions in kind this entitlement may be ruled out, while in the case of shares issued against cash contributions this entitlement may be ruled out in respect of residual amounts. The Executive Board is further authorised in the case of a capital increase against cash contributions, to rule out, subject to approval by the Supervisory Board, a subscription right for existing shareholders on condition that the new shares so issued must not exceed 10 per cent of the issued capital and that the issue price must not be significantly lower than the market price.

The Annual General Meeting of 16 June 2004 authorised the Executive Board up to 15 June 2009, subject to approval by the Supervisory Board, to increase the issued capital by EUR 25m by issuing new registered shares to employees (Authorised Capital B) against a cash contribution. Existing shareholders may not subscribe to this issue.

A resolution passed by the Annual General Meeting on 17 May 2006 authorised the Executive Board up to 16 May 2011, subject to approval by the Supervisory Board, to issue with or without maturities bearer or registered convertible bonds and/or bonds with warrants on one or more occasions totalling up to EUR 1.5bn. In this connection, conditional capital was created to carry out a conditional increase of up to EUR 117,227,520 in issued capital by issuing up to 45,792,000 new non-par registered shares. The conditional increase in issued capital will be carried out only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

At the same Annual General Meeting the 19 June 2002 authorisation to issue convertible bonds or bonds with warrants was cancelled. In connection with that authorisation Lufthansa AG had with effect from 4 January 2002 issued EUR 750m in convertible loan stock. Existing shareholders were not allowed to subscribe to this issue. A total of 750,000 rights of conversion were issued that after the 2004 capital increase entitled the holders to convert them into up to 37,764,350 Lufthansa AG shares at a price of EUR 19.86 each. After early redemption of EUR 699m on convertible loan stock on 4 January 2006 and conversion of 309 conversion rights into 15,558 Lufthansa AG shares 50,384 conversion rights are still outstanding that entitle the holders to convert them into up to 2,499,206 Lufthansa AG shares at EUR 19.86 each.

A result of the conversion of 309 conversion rights into 15,558 shares was a EUR 39,828.48 increase in issued capital with the conditional capital increase. That leaves conditional capital for a conditional EUR 117,187,692.52 increase in issued capital by issuing 45,776,442 new non-par registered shares.

In the financial year 2006 Lufthansa AG acquired a total of 1,007,754 shares of its own stock at an average price of EUR 16.21. That corresponds to 0.22 per cent of the issued capital.

These shares were used as follows:

- 816,655 shares were offered to employees of Lufthansa AG and 32 other subsidiaries and associates as a share in the 2005 profits at a share price of EUR 14.85.
- 189,586 shares were used as part of the performance-based variable remuneration of executives and staff paid at above-standard rates of Lufthansa AG and 24 subsidiaries and associates at a price of EUR 17.70 with a 30 per cent discount.
- 1,107 shares were allocated to employees from the previous year's programme at a price of EUR 12.78.
- 406 shares were resold at an average price of EUR 15.16.

At the balance sheet date no own shares remained in the portfolio.

14 July 2006 disclosure on ownership structure in compliance with Section 25 Para. 1 WpHG (Securities Trading Act) AXA Investment Managers Deutschland GmbH, Bleichstrasse 2–4, 60313 Frankfurt has notified us in the name of and with the express authority of AXA S.A., Paris, 25 avenue Matignon, 75008 Paris, France, on 7 July 2006 that:

The voting rights of AllianceBernstein L.P., 1345 Avenue of the Americas, New York, NY 10105, USA, in Deutsche Lufthansa AG exceeded the threshold of 10 per cent on 3 July 2006 and now amount to 10.09 per cent. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para. 1 Sentence 1 No. 6 WpHG.

The voting rights of AllianceBernstein Corporation, 1345 Avenue of the Americas, New York, NY 10105, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para. 1 Sentence 1 No. 6 in connection with § 22 Para. 1 Sentence 2 WpHG.

The voting rights of Equitable Holdings, LLC, 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para. 1 Sentence 1 No. 6 in connection with § 22 Para. 1 Sentence 2 WpHG.

The voting rights of AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para. 1 Sentence 1 No. 6 in connection with § 22 Para. 1 Sentence 2 WpHG.

The voting rights of AXA Financial Services, LLC, 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para. 1 Sentence 1 No. 6 in connection with § 22 Para. 1 Sentence 2 WpHG.

The voting rights of AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para. 1 Sentence 1 No. 6 in connection with § 22 Para. 1 Sentence 2 WpHG.

The voting rights of AXA S.A., Paris, 25 avenue Matignon, 75008 Paris, France, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.56 per cent on 3 July 2006. Thereof are 10.50 per cent to be credited to AXA S.A. pursuant to §§ 21 Para. 1, 22 Para. 1 Sentence 1 No. 6 in connection with § 22 Para. 1 Sentence 1 WpHG and a further 0.06 per cent pursuant to § 22 Para. 1 Sentence 1 No. 1 WpHG.

Notice: The Paris-based AXA S.A. group is obliged by §§ 21ff. WpHG to issue the notice mentioned above since its voting shares in Lufthansa exceed the threshold of 10 per cent of the total and, including the stakes held by the group's subsidiaries, now amount cumulatively to 10.56 per cent.

An ownership structure disclosure to this effect in compliance with Section 25 Para. 1 WpHG was published on 16 June 2006 when these companies' shareholdings exceeded the 5 per cent threshold.

33) Reserves

The capital reserve contains only the premium from capital reserves and from a convertible bond. The premium from the conversion of 309 conversion rights from the 2002 convertible bond issue into 15,558 shares amounted to EUR 269,153.40 and was transferred to the capital reserve in financial year 2006. The legal reserve included in retained earnings is EUR 26m as before; the remaining amounts consists of other retained earnings.

34) Retirement benefit obligations

A company pension scheme exists for staff working in Germany and staff seconded abroad. For staff who joined the Group before 1995 the so-called VBL scheme, which is the supplementary pension scheme for state employees, was retained for the time being as the Company's pension commitment. Following collective agreements in 2003 to harmonise retirement benefits for ground and flight staff, the pension scheme for ground and flight staff was converted to an average salary plan for cockpit staff too by the terms of the 4 December 2004 wage agreement. The retirement benefit commitment is now equal to that for staff who joined the Company after 1994. A salary component is converted into a pension component, retirement benefit being defined as the sum of the accumulated pension components. Under IAS 19 these pension commitments must be regarded as performance-related and thereby taken into account by commitment volume and as expenses.

Flight staff are additionally entitled to a transitional pension arrangement covering the period between when their active in-flight service ends and their statutory/company pension plans begin. Benefits depend on the final salary before retirement (final salary plans).

Contribution-oriented retirement benefit schemes also exist within the Group, funded entirely by contributions paid to an external pension provider. Lufthansa runs no financial or actuarial risks from these commitments. In 2007, contributions toward contribution-oriented pension plans totalled EUR 284m (previous year: EUR 277m).

Company pension schemes as well as transitional pension arrangements in Germany are financed mainly by pension provisions. Commitments are stated annually using the project unit credit method. In financial year 2004 work began on building up plan assets to fund future pension payments and transfer them to the Lufthansa Pension Trust. The aim is to complete full outside financing of pension commitments within 10 to 15 years. In financial year 2006 a further EUR 565m was transferred, taking the total transferred to the pension trust to EUR 1.635bn.

Staff abroad are also entitled to retirement benefits and in some cases to medical care based mainly on length of service and salary earned. As a rule, benefits are financed by means of external funds.

In valuing pension provisions and determining pension costs the 10 per cent corridor rule is applied. Actuarial profits or losses are disregarded if they do not exceed 10 per cent of the pension commitment or 10 per cent of the market value of existing plan assets. The amount that exceeds the corridor is divided over the expected average remaining years of service of active staff, affecting the income statement and recorded in the balance sheet.

Pension commitments are assessed on the basis of the following assumptions:

Actuarial assumptions			
in %	**31.12.2006**	31.12.2005	31.12.2004
Interest rate in Germany	4.5	4.25	5.0
Projected salary increase in Germany	2.75	2.50	2.75
Projected pension increase in Germany	1.0 – 2.75	1.0 – 2.50	1.0 – 2.75
Interest rates abroad	4.5 – 6.0	4.25 – 6.0	5.75
Project salary increases abroad	2.9 – 4.25	3.0 – 4.25	4.0 – 5.5
Projected pension increases abroad	1.25 – 3.0	2.0 – 2.75	–
Healthcare cost trends abroad	12.0	11.0	12.0
Projected return on plan assets in Germany	5.75	5.75	5.75
Projected return on plan assets abroad	5.2 – 8.25	5.8 – 8.25	8.25

Since 31 December 2005, biometric calculations have been based on the 2005 G Heubeck life expectancy tables, whereas for 1 January 2005 and earlier balance sheet dates they are based on the 1998 Heubeck life expectancy tables, with fluctuation estimated on the basis of age and gender.

The projected return on plan assets is based in principle on the plan's investment policy in relation to the composition of investment categories. The projected return on equity investments takes into account historic interest rates, future inflation rates, expected dividends and economic growth. The projected return on fixed-interest bonds is based on current interest rates for non-current securities, subject to a risk discount if appropriate. The projected return on property assets corresponds to those for equity investments. For other assets, mainly cash with banks, the interest paid on current deposits on the balance sheet date was applied.

An increase or decrease in the assumed healthcare costs for pensioners would have the following effects:

by 1% in €'000	Increase	Decrease
Cost of length of service and interest	+ 12	– 15
Commitment arising from healthcare services	+ 213	– 263

The present value of pension commitments and the fair value of plan assets were as follows on the balance sheet date:

in €m	**31.12.2006**	31.12.2005
Present value of funded pension commitments Germany	4,455	3,117
Plan assets in Germany	1,839	1,204
Underfunding (+)/Overfunding (–)	**2,616**	**1,913**

in €m	**31.12.2006**	31.12.2005
Present value of funded pension commitments abroad	532	478
Plan assets abroad	469	398
Underfunding (+)/Overfunding (–)	**63**	**80**
Present value of non-funded pension commitments	**2,042**	**3,198**

The portfolio of external plan assets on the 2006 balance sheet date was as follows:

	Plan assets in Germany		Plan assets abroad	
	in €m	in %	in €m	in %
Shares	565	30.7	229	48.8
Bonds, fixed-interest securities	1,201	65.3	228	48.7
Property	–	–	1	0.1
Other investments	73	4.0	11	2.4
	1,839	**100.0**	**469**	**100.0**

In 2006, external plan assets actually earned EUR 113m (previous year: EUR 169m).

Development of the present value of pension commitments		
in €m	**2006**	2005
Carry-over at 1.1.	6,793	5,588
Exchange rate differences on carry-over	– 33	44
Change in group of consolidated companies	– 2	7
Current service costs	302	277
Past service costs	24	4
Interest expenses	289	274
Contributions by plan participants	3	1
Actuarial profit/loss	– 217	760
Pension payments	– 180	– 185
Plan cuts/Settlements	– 11	– 3
Other*	61	26
Balance on 31.12.	**7,029**	**6,793**

Development of market value of plan assets		
in €m	**2006**	2005
Carry-over at 1.1.	1,602	929
Exchange rate differences on carry-over	– 25	36
Change in group of consolidated companies	–	–
Projected earnings from plan assets	113	74
Actuarial profit/loss	0**	95
Contributions by plan participants	3	1
Employers' contributions	583	489
Pension payments	– 23	– 22
Other*	55	–
Balance on 31.12.	**2,308**	**1,602**

* Consists almost entirely of the present value of pension commitments or plan assets of performance-oriented plans abroad for which a first separate statement as required by IAS 19 was drawn up as at 1.1.2006 respectively 1.1.2005.
** Rounded below EUR 1m.

Due to unrecorded actuarial losses, pension provisions in the balance sheet are lower than the present value of the pension commitments:

Funding status		
in €m	**2006**	2005
Present value of non-funded pension commitments	2,042	3,198
Present value of funded pension commitments abroad	532	478
Present value of funded pension commitments in Germany	4,455	3,117
External plan assets abroad	– 469	– 398
External plan assets in Germany	– 1,839	– 1,204
Unrecorded actuarial losses	– 907	– 1,169
	3,814	**4,022**

The year-on-year changes in the state of financing is mainly a result of changes in assumptions, especially the rise in interest rates.

In financial years 2006 and 2005 the pension provisions developed as follows:

Pension provisions		
in €m	**2006**	2005
Carry-over	4,022	4,132
Exchange rate differences on carry-over	– 1	6
Change in group of consolidated companies	– 2	7
Pension payments	– 157	– 163
Additions	529	503
Transfer to plan assets/Staff changes	– 577	– 463
Year-end total	**3,814**	**4,022**

The cost of transfers to pension provisions as shown in the income statement breaks down as follows:

in €m	**31.12.2006**	31.12.2005
Cost of length of service	302	277
Amortised actuarial losses	38	25
Amortised actuarial profits	–	0*
Past service costs	24	4
Plan cuts/settlements	– 11	– 3
Compounding of projected pension commitments	289	274
Projected external plan asset earnings	– 113	– 74
	529	**503**

* Rounded below EUR 1m.

Current service costs and amortised actuarial losses/profits are booked as staff costs, while compounding of projected pension commitments, less projected external plan asset earnings, is stated as interest expenses.

Adjustments on the basis of experience relating to pension commitments and plan assets were as follows:

Adjustments on the basis of experience		
in €m	**2006**	2005
Pension commitments	+ 7	– 140
Plan assets	0*	+ 95

* Rounded below EUR 1m.

A minus sign before pension commitments in the table indicates a reduction in the commitment and therefore a profit. A minus sign before plan assets means, in contrast, a loss.

In financial year 2007 an estimated EUR 754m will be paid into the plan. Payments consist of projected transfers and pension payments that are not covered by reimbursements from plan assets.

35) Other provisions

Other provisions shown in the balance sheet as non-current and current provisions are as follows:

Other provisions

	31.12.2006			31.12.2005		
in €m	Total	Non-current	Current	Total	Non-current	Current
Obligations from partial retirement agreements	172	97	75	201	129	72
Other staff costs	150	63	87	144	63	81
Anticipated losses relating to incomplete contracts	84	35	49	141	90	51
Environmental recovery	28	25	3	30	25	5
Cost of litigation	33	7	26	23	4	19
Restructuring/Severance pay	40	3	37	50	5	45
Fixed-price customer maintenance contracts	149	37	112	116	28	88
Overhaul of aircraft under operating leases	59	15	44	45	20	25
Bonus miles programme	714	–	714	599	–	599
Warranties	19	–	19	22	–	22
Other provisions	324	47	277	208	49	159
Total	**1,772**	**329**	**1,443**	**1,579**	**413**	**1,166**

Provisions for staff costs relate mainly to staff anniversary bonuses, variable payment portions and other current obligations. Anticipated losses relating to incomplete contracts result from continuous obligations or other contractual relationships in which performance and recompense are out of balance. Provision for litigation is based on an assessment of the likely outcome of the proceedings.

In financial year 2006 the individual provision categories developed as follows:

Other provisions

in €m	Obligations from partial retirement agreements	Other staff costs	Anticipated losses relating to incomplete contracts	Environmental recovery	Litigation	Restructuring/ Severance pay
As at 1.1.2006	201	144	141	30	23	50
Change in the group of consolidated companies	–	0*	- 2	–	0*	–
Exchange rate differences	–	- 3	- 3	- 1	0*	–
Utilisation	- 62	- 76	- 57	- 2	- 5	- 8
Transfer/Formation	35	88	15	1	23	- 2
Interest added	0*	0*	1	–	–	0*
Release	- 1	- 2	- 6	–	- 5	–
Reclassification	- 1	- 1	- 5	–	- 3	0*
As at 31.12.2006	**172**	**150**	**84**	**28**	**33**	**40**

in €m	Fixed-price customer maintenance contracts	Overhaul of aircraft under operating leases	Bonus miles programme	Warranties	Other provisions	**Total**
As at 1.1.2006	116	45	599	22	208	1 579
Change in the group of consolidated companies	–	–	–	–	- 2	- 4
Exchange rate differences	–	–	–	0*	- 2	- 9
Utilisation	- 55	- 4	- 174	- 18	- 85	- 546
Transfer/Formation	87	19	290	15	207	778
Interest added	1	–	–	–	0*	2
Release	0*	- 1	–	0*	- 10	- 25
Reclassification	–	–	- 1	–	8	- 3
As at 31.12.2006	**149**	**59**	**714**	**19**	**324**	**1,772**

* Rounded below EUR 1m.

The funding status of provisions for obligations toward staff arising from partial retirement agreements is as follows:

Funding status

in €m	**2006**	2005
Present value of funded obligations from partial retirement agreements	271	299
External plan assets	- 99	- 98
	172	**201**

On 20 December 2005 EUR 97m was transferred to an external trust fund for the purpose of insolvency insurance of the employer's performance arrears from partial retirement agreements under which the employee at first works full-time for less pay and is then retired early on the same reduced pay. This pay, which fulfils plan asset requirements and thereby reduces the net extent of obligations accordingly, is stated at its market value on the balance sheet date.

Obligations from partial retirement agreements were assessed on the basis of the following assumptions:

Assumptions			
in %	**2006**	2005	2004
Interest rate	4.50	4.25	5.25
Projected return on external plan assets	6.0	6.0	–

The following outflows of funds were estimated for the non-current portion of other provisions:

in €m	2008	2009	2010	2011 and after
Anticipated losses	13	7	6	17
Environmental recovery	3	3	3	19
Restructuring/ Severance pay	7	5	2	1
Fixed price customer maintenance contracts	34	6	0*	–
Overhaul of aircraft under operating leases	7	9	–	1
Other provisions	32	16	8	62

* Rounded below EUR 1m.

At the end of financial year 2005 the following outflows of funds were estimated:

in €m	2007	2008	2009	2010 and after
Anticipated losses	37	17	10	44
Environmental recovery	3	3	3	19
Restructuring/ Severance pay	2	2	0*	0*
Fixed price customer maintenance contracts	23	7	0*	0*
Overhaul of aircraft under operating leases	3	2	9	5
Other provisions	22	19	11	134

* Rounded below EUR 1m.

36) Borrowings

Borrowings consist of a non-current portion with a residual term of more than one year and a portion shown under current liabilities with a residual term of up to one year. The total amount is shown in the following table:

Borrowings			
in €m	**Total**	Non-current	Current
Bonds	591	591	–
Liabilities to banks	707	586	121
Obligations under a lease and other loans	1,658	1,553	105
31.12.2006	**2,956**	**2,730**	**226**

Borrowings			
in €m	**Total**	Non-current	Current
Bonds	1,097	96	1,001
Liabilities to banks	841	750	91
Obligations under a lease and other loans	1,625	1,517	108
31.12.2005	**3,563**	**2,363**	**1,200**

The following tables show the terms and conditions of borrowings as well as their carrying amounts and market values. The stated market values of the bonds correspond to their market listing. The market values of other borrowings are based on the interest rates for similar residual terms/repayment schedules applying at the balance sheet date.

Bonds

Effective interest rate

in €m	Maturity in	**Carrying amount at 31.12.2006**	**Market value at 31.12.2006**	Carrying amount at 31.12.2005	Market value at 31.12.2005
5.5 AMADEUS GTD convertible bond	2006	–	–	245	249
6.3 LIF bond	2006	–	–	131	130
3.2 Lufthansa convertible bond	2006	46	45	625	699
	max. 2012	–	–	45	43
3.6 Lufthansa jubilee bond	2010	48	49	51	51
4.6 Lufthansa euro bond	2013	497	498	–	–
		591	**592**	**1,097**	**1,172**

Liabilities to banks

Weighted average interest rate in current (previous) year

in €m	Interest rate fixed until	Maturity in max.	**Carrying amount at 31.12.2006**	**Market value at 31.12.2006**	Carrying amount at 31.12.2005	Market value at 31.12.2005
6.2	2006	2026	–	–	55	56
Libor plus spread	2006	2006	–	–	22	22
6.7	2007	2027	100	100	113	118
Libor plus spread	2008	2008	3	3	6	6
5.6	2008	2028	30	30	31	34
4.8 (4.9)	2009	2009	140	138	158	163
Euribor plus spread	2009	2009	83	83	70	70
5.8	2010	2010	178	190	209	232
5.6 (5.5)	2011	2011	44	47	38	39
Libor/Euribor plus spread	2011	2011	107	107	102	102
Variable (THB)	2011	2011	7	7	7	7
Libor/Euribor plus spread	2012	2012	–	–	21	21
Euribor plus spread	2013	2013	8	8	9	9
Euribor plus spread	2026	2026	7	7	–	–
			707	**720**	**841**	**879**

Collateral was provided for EUR 187m (previous year: EUR 174m) of the liabilities to banks.

Obligations under lease and other loans

Weighted average interest rate					
in €m	Maturity in	**Carrying amount at 31.12.2006**	**Market value at 31.12.2006**	Carrying amount at 31.12.2005	Market value at 31.12.2005
Libor/Euribor plus spread	2006	–	–	23	23
Libor/Euribor plus spread	2007	5	5	6	6
6.1 (6.0)	2007	9	9	10	11
Libor/Euribor plus spread	2008	2	2	3	3
6.0	2009	10	11	13	13
5.7 (5.9)	2009	32	33	34	37
Libor/Euribor plus spread	2010	15	15	18	18
3.6 (YEN)	2011	49	55	54	53
5.3	2011	117	118	134	141
6.1	2011	–	–	6	6
Libor/Euribor plus spread	2011	4	4	5	5
Libor/Euribor plus spread	2012	59	59	65	65
6.5 (USD)	2012	3	3	3	3
2.6 (YEN)	2012	33	36	36	38
Libor/Euribor plus spread	2013	62	62	127	127
Libor/Euribor plus spread	2014	222	222	241	241
62% of prime rate	2015	4	4	5	5
Variable*	2015	5	5	5	5
Libor/Euribor plus spread	2015	373	373	416	416
2.1 (USD)	2015	132	111	145	119
2.1 (USD)	2016	122	99	84	69
Libor/Euribor plus spread	2016	143	143	155	155
4.4	2016	110	111	–	–
Libor/Euribor plus spread	2017	41	41	–	–
2.6	2017	18	14	–	–
Libor/Euribor plus spread	2020	55	55	–	–
Variable*	2035	33	33	37	37
		1,658	**1,623**	**1,625**	**1,596**

* US tax exempt bond market.

37) Non-current other liabilities

Non-current other liabilities		
in €m	**31.12.2006**	31.12.2005
Liabilities to banks	–	1
Liabilities to subsidiaries	3	8
Liabilities to other equity investments	–	–
Other liabilities	56	87
	59	**96**

The carrying amounts of monetary liabilities reported under these items correspond to their market values.

This item also includes the EUR 3m non-current portion of share-based remuneration agreements, these being obligations stated at present value, that form part of the variable remuneration of Executive Board members, senior executives and staff paid at above standard rates. A further EUR 2m is included in current other liabilities. The sum total – EUR 5m – is stated under staff costs.

Lufthansa and other Group companies involved offer a 30 per cent discount on staff investment in Lufthansa shares (Programme 2003: 20 per cent; Programme Executive Board 2006: 50 per cent) and an outperformance option over a term of three (for staff paid at above standard rates) to four years (for senior executives and Executive Board members). Depending on the growth in value of the Lufthansa shared compared with that of a fictitious index consisting of European competitors' shares, the holder receives a cash payment for an outperformance percentage if he exercises his option. If outperformance exceeds 30 per cent this cash payment is capped.

€ per percentage point	1%–10%	11%–20%	21%–30%	>30% (cap)
Executives	250	350	450	max. 10,500
Executive Board*	500	700	900	max. 21,000

* Board members took part in the option programmes for senior executives until 2006.

AT employees receive EUR 250 per option for outperformance of between 1 and 10 per cent, EUR 500 for outperformance of between 11 and 20 per cent, EUR 750 for outperformance of between 21 and 30 per cent and a maximum of EUR 1,000 per option for outperformance in excess of 30 per cent.

Options can be exercised in the final year of the term on a specified date. The shares are blocked until the option is exercised.

In financial year 2006 the 2003 outperformance option was offered for the first time after three years had elapsed, while the 2002 outperformance option was on offer for the last time. No cash payment was due.

In all, the following changes in the stock of options occurred in the course of 2006:

	2006		2005	
	Number of options	Cash settlement	Number of options	Cash settlement
Options outstanding at 1.1.2006	7,582	–	7,443	–
Options granted	2,145	–	1,905	–
Options lapsed	1,963	–	1,414	–
Options exercised	395	–	352	–
Options outstanding at 31.12.2006	**7,369**	**–**	**7,582**	**–**

On 1 January 2006 Executive Board members, senior executives, flight captains and salaried staff paid at above standard rates held a total of 1,576,776 shares as part of the option programmes. On 31 December 2006 the number of shares held was 1,558,270.

The market values of the eight option programmes still under way were determined by means of Monte Carlo simulation. That involves simulating the future yields of the comparative index and of Lufthansa shares to establish the value of the options as an anticipated payout amount.

The following values were established:

in € per option	Own investment	Market value
Senior executives		
Outperformance option 2003	2,500	510
Outperformance option 2004	2,500	2,840
Outperformance option 2005	2,500	4,249
Outperformance option 2006	2,500	3,229
Staff paid at above standard rates		
Outperformance option 2004	1,000	207
Outperformance option 2005	1,000	669
Outperformance option 2006	1,000	297
Executive Board*		
Outperformance option 2006	1,000	6,458

* Board members took part in the option programmes for senior executives until 2006.

The weighted average share prices went into the Monte Carlo simulation on the balance sheet date. As required by the terms of the programme they were the 100-day average prices of Lufthansa and the competing companies' shares in the comparison index. The volatilities and correlations are cut-off date and term-related empirical values on the basis of current market assessments.

The interest rates used were swap rates appropriate to the outperformance option's remaining term to maturity.

Historic dividend yields were used in accordance with the last dividend that the share paid.

The parameters are listed in the following overview.

	Outperformance option 2003	Outperformance-option 2004	Outperformance-option 2005	**Outperformance-option 2006**
Reference price in €				
Lufthansa	10.96	10.47	10.91	15.34
Air France	12.41	13.06	13.81	21.17
British Airways	159.3	237.46	287.5	396.46
Iberia	1.74	2.26	2.5	2.05
Alitalia	0.22	0.23	0.24	0.85
Ryanair	6.08	4.42	6.71	7.75
easyJet	218.3	154.82	280.74	441.44
Air Berlin				11.23
Anticipated volatilities (depending on programme duration)				
Lufthansa	25.10%	25.20%–25.25%	25.25%–25.30%	25.30%–25.45%
Air France	23.65%	23.90%–23.95%	24.00%–24.20%	24.20%
British Airways	31.10%	31.05%–31.20%	31.10%–31.20%	31.10%–31.20%
Iberia	24.30%	24.05%–24.16%	24.15%–24.35%	24.40%–24.75%
Alitalia	44.50%	44.05%–44.84%	44.55%–44.85%	45.00%–45.60%
Ryanair	27.90%	27.85%–27.90%	27.05%–27.10%	27.10%–27.50%
easyJet	40.35%	39.25%–39.75%	38.50%–39.05%	39.10%–39.40%
Air Berlin				39.50%–39.75%
Risk-free interest rate	3.87%–3.90% for the euro zone, 5.29%–5.35% for the UK			
Anticipated dividend yield	2.58% (Lufthansa), 0.95% (AirFrance) and 0.61% (Iberia)			
Fluctuation	2%			

38) Non-current payments received on account and deferred income

Non-current payments received on account and deferred income		
in €m	**31.12.2006**	31.12.2005
Payments received on account	–	–
Deferred income	63	104
	63	**104**

Deferred income includes mainly deferred book gains from finance lease transaction released to income over the term of the respective leasing agreements in accordance with SIC 27.

39) Derivative financial instruments – non-current

EUR 69m of the market values of non-current derivative financial instruments carried as liabilities relates to financial instruments rated at fair value via the income statement.

EUR 49m (previous year: EUR 48m) of this total consists of the fair value of a debtor warrant bond issued to former shareholders in connection with the acquisition of Swiss International Air Lines AG by AirTrust AG in financial year 2005. The bond provides a maximum cash payment of CHF 390m after three years subject to the Lufthansa share's performance compared with that of an index of competing airlines. Since no publicly quoted market price exists for this option in an active market, its value was assessed with the aid of a Monte Carlo simulation using historical reference prices, volatilities and correlations of the shares in the competing index. The EUR 1m change in fair value is included in the financial result (cf. Note 13).

Interest rate/currency swaps account for a further EUR 20m of negative market values.

40) Trade payables and current other liabilities

Trade payables and current other liabilities		
in €m	**31.12.2006**	31.12.2005
Trade payables		
Trade payables to subsidiaries	45	39
Trade payable to other equity investments	37	33
Trade payables to third parties	2,213	2,203
	2,295	**2,275**
Other liabilities		
Liabilities to banks	15	42
Other liabilities to subsidiaries	153	151
Other liabilities to other equity investments	–	0*
Other liabilities	905	939
	1,073	**1,132**
Total	**3,368**	**3,407**

* Rounded below EUR 1m.

41) Current payments received on account and deferred income

Current payments received on account and deferred income		
in €m	**31.12.2006**	31.12.2005
Payments received on account	35	35
Debit balance from payments received on account and receivables from work in progress	45	23
Deferred income	24	29
	104	**87**

42) Derivative financial instruments – current

The fair values of current derivative financial instruments carried as liabilities include a total of EUR 218m (previous year: EUR 230m) measured at fair value through the income statement. EUR 212m of this amount (previous year: EUR 214m) was the negative market value of a put option granted in connection with the acquisition of an equity investment. Since no quoted market value for this option exists in an active market, its value was determined by establishing the value of the equity investment using the discounted cash flow method.

Other disclosures

43) Contingencies and events after the balance sheet date

Contingent liabilities		
in €m	**31.12.2006**	31.12.2005
From guarantees, bills and cheque guarantees	724	812
From warranty agreements	923	1,386
From collateralisation of third-party liabilities	3	3

Guarantees included EUR 686m (previous year: EUR 755m) in warranty agreements and EUR 349m (previous year: EUR 705m) in contingent liabilities toward creditors of joint ventures. A total of EUR 1,027m (previous year: EUR 1,435m) consisted of joint sureties. Compensatory claims against co-debtors totalled EUR 923m (previous year: EUR 1,243m). Warranties to creditors of associated companies were EUR 38m. Insofar as annual financial statements have yet to be published, these figures are preliminary.

Since a corresponding outflow of resources is not very likely, various provisions with a potential total effect of EUR 233m (previous year: EUR 356m) on the result could not be set up for subsequent years.

Claims for upward adjustment of a purchase price from the sale of an equity asset totalling a maximum of EUR 11m are outstanding, of which EUR 3m is likely to be realised in 2007 and the remainder in subsequent years. EUR 3m was realised in the year under review.

Financial year 2006 saw an inflow of funds amounting to EUR 68m from the sale of 15 aircraft for which firm contracts existed at the end of 2005, the aircraft being twelve Canadair Regional Jets, two ATR 72s and one Airbus A310. Book gains totalled EUR 22m. The sale of the remaining six Canadair Regional Jets agreed at the end of 2005 will lead in 2007 to EUR 23m in sales revenue and EUR 4m in book gains.

In the past the Company has incurred material economic loss from acts of negligence by the former management of LSG Holding AG in connection with the conclusion of a long-term catering agreement with SAS. Arbitration found that the D&O policy covers EUR 153m of the first layer of the damage. Final clarification of the claim and the amount of damages with insurers who underwrote EUR 130m of this layer is due to be provided by arbitration in the course of 2007. The remaining EUR 23m of cover and a further EUR 102m in the second layer are the subject of litigation. Claims were lodged with the Frankfurt and Cologne district courts in the fourth quarter of 2005.

On 9 February 2007 the Lufthansa Group sold its 50 per cent shareholding in Thomas Cook AG to KarstadtQuelle AG. The contract of sale was in accordance with the terms of the 22 December 2006 memorandum of understanding. Deutsche Lufthansa AG will at the same time increase its shareholding in Condor GmbH from 10 per cent to 24.9 per cent and take over Condor GmbH's shares in Sun Express. This transaction is likely to lead to income of EUR 500m.

On 17 February 2007 Lufthansa and trade union ver.di agreed on the terms of a new wage agreement to run for 17 months until the end of May 2008. According to this, employees will be paid a basic salary increase of 3.4 per cent from May 2007, plus a one-off payment of EUR 525 for January to April 2007. Employees will also receive a bonus on the same basis as hitherto, the amount of which will be decided once the 2006 results are finalised. The provisions for partial retirement will be retained until the end of 2009 in accordance with the terms of the Partial Retirement Act. The crisis agreement was also renewed. It enables the Company in defined economic circumstances to adjust staff capacities flexibly.

44) Other financial commitments

As at 31 December 2006 there were commitments to invest in tangible and intangible assets totalling EUR 6.6bn (previous year: EUR 3.5bn). In addition, equity and shareholder loan commitments in connection with ownership interests amounted to EUR 49m (previous year: EUR 56m), while commitments for the acquisition of shares from purchase agreements and put options totalled EUR 0.2bn as in the previous year. The negative market value of a put option in connection with the acquisition of an equity investment is carried as a liability at EUR 212m (previous year: EUR 214m) under current derivative financial instruments.

45) Hedging policy and derivative financial instruments

As an aviation group with worldwide operations, Lufthansa is exposed to exchange rate, interest rate and fuel price movement risks as well as to credit and liquidity risks. Company policy provides for systematic financial management to limit these risks.

Price risk Major price risks to which the Lufthansa Group is exposed are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations in international money and capital markets and price fluctuations in the petroleum and petroleum products markets. Hedging policy for limiting these risks is laid down by the Executive Board and documented by internal Group guidelines. It provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

Lufthansa is in a net payer position as regards currency risks in operative business in respect of the US dollar, especially with fuel payments being dollar-denominated. For all other currencies there is general a net surplus. Sterling, the Swiss franc, the yen and the Swedish krona are felt to pose the main risks. Currency risks from projected operational exposure are hedged gradually over a period of 24 months by means of forward exchange transactions. The average hedging level is 50 per cent.

Currency risks from capital expenditure on aircraft are 50 per cent hedged when the contract is signed. Over the last 24 months before payment, the hedging level is increased by 10 percentage points every six months using both forward exchange transactions and corridor options.

Lufthansa pursues the objective of paying variable interest on 85 per cent of its financial obligations. This hedging ratio serves the purpose of both a long-term minimisation of interest costs and a reduction in volatility of results. That is why interest rate risks from financial liabilities are only hedged at 15 per cent. Exchange rate risks from financial liabilities are, in contrast, generally hedged at 100 per cent by means of interest/currency swaps. These hedging transactions are treated as commercial transactions in accordance with IAS 39.

In financial year 2006 fuel costs accounted for 16.5 per cent of the Lufthansa Group's operating expenses (previous year: 14.0 per cent). Significant changes in fuel prices can therefore have a considerable effect on the Group's results.

To limit the fuel price risk, price hedging transactions are concluded, mainly for crude oil. In general, 5 per cent of the exposure is hedged monthly by means of crude oil corridor options for months 24 to seven, reaching a maximum hedging level of 90 per cent in month seven. This is followed by basic crack risk corridor hedging for 7.5 per cent of the exposure for months six to one.

Deviations from this rule-based hedging procedure are permitted within the scope of a predefined systems of limits.

Liquidity risk Complex financial planning systems enable Lufthansa to identify its future liquidity position at an early stage as revealed by the results of Group strategy and planning processes. These systems are planned over a current horizon of 24 months in order to gain an up-to-date picture of anticipated liquidity development.

Lufthansa generally holds a liquidity reserve of at least EUR 2bn that is available at short notice. As at 31 December 2006 the Lufthansa Group held unutilised credit arrangements totalling EUR 2bn (unchanged on the year).

Credit risk The sale of passenger and freight documents is mainly handled by agencies. The majority of these agencies are linked to national clearing systems for the settlement of passenger and freight sales. The agents' financial standing is checked by the respective clearing system. With such a worldwide spread, the credit risk posed by sales agents is relatively low.

Unless expressly stated otherwise in the contract, receivables and liabilities among airlines are settled either bilaterally or via an International Air Transport Association (IATA) clearing house. Receivables and liabilities are generally netted at monthly intervals, which leads to a clear reduction in the risk of default. In specific instances the contract may require special collateral.

For all other service relationships, depending on the nature and scope of the services rendered, collateral is required, credit reports/references are obtained and use is made of historical data from previous business relations, especially with regard to payment behaviour, in order to avoid non-performance.

Suitable allowance is made for doubtful accounts whenever risks are identified.

The credit risk from derivative financial instruments is that of a counterparty's insolvency. The maximum credit risk is the sum of transactions with the business partners in question for which, on balance, positive market values exist. On 31 December 2006 the credit risk was EUR 81m, compared with EUR 223m at the end of 2005. As maximum risk exposures are based on credit assessments by recognised rating agencies, the actual risk of default in financial market transactions is limited.

The following hedging transactions were in place on the balance sheet for hedging exchange rate, interest rate and fuel price risks:

	Hedging of fair values		**Hedging of cash flows**	
in €m	**Market value at 31.12.2006**	Market value at 31.12.2005	**Market value at 31.12.2006**	Market value at 31.12.2005
Interest rate swaps	0*	29	0*	-2
Fuel price hedging using corridor options	–	–	23	99
Fuel price hedging using hedging combinations	–	–	48	102
Currency hedging using forward contracts	-3	-18	-68	-21
Currency hedging using corridor options	–	–	-154	-94
Total	**-3**	**11**	**-151**	**84**

* Rounded below EUR 1m.

The stated market values of financial derivatives correspond to the price at which an unrelated third party would take on the rights and/or duties arising from the financial instrument.

The fair values of interest rate derivatives correspond to the market value determined by appropriate methods of financial mathematics such as discounting expected future cash flows. Discounting is based on market interest rates and terms to maturity of the instruments in question.

Forward exchange deals and swaps are valued individually at their respective forward rates and discounted to the reporting date based on the corresponding interest rate curve. The market prices of currency options and of options used in fuel price hedging are determined by means of recognised option pricing models.

As far as is currently known, fuel price and currency transactions used to hedge cash flows will have the following effects on the result for period or the cost of hedged capital expenditure at the time of maturity:

Financial year in €m	Result for the period	Initial assessment of acquisition cost*	**Total**
2007	43	– 44	– 1
2008	14	– 89	– 75
2009	–	– 58	– 58
2010	–	– 18	– 18
2011	–	0**	0**
2012	–	0**	0**
2013	–	1	1
Total	**57**	**– 208**	**– 151**

* Minus signs mean an increase in cost.
** Rounded below EUR 1m.

In addition, interest rate swaps used to hedge cash flows will affect the result for the period until maturity as follows:

Maturity financial year in €m	**Market value 31.12.2006**
2007	0*
Total	**0***

* Rounded below EUR 1m.

Market development of derivatives not qualifying as effective hedging transactions under IAS 39 is shown in the income statement (Note 13).

46) Segment reporting

Lufthansa Group companies operate in five major business segments: Passenger Transportation (Deutsche Lufthansa AG, Lufthansa CityLine GmbH, Air Dolomiti S.p.A., Eurowings Luftverkehrs AG and Germanwings GmbH), Logistics (Lufthansa Cargo group), MRO (Maintenance, Repair and Overhaul), IT Services (Lufthansa Systems group) and Catering (LSG Lufthansa Service/Sky Chefs group). The previous sixth segment, Leisure Travel, consisting of the at equity shareholding in the Thomas Cook group, was given up as of 22 December 2006 (cf. Notes 15 and 31).

Lufthansa Commercial Holding GmbH, Lufthansa International Finance (Netherlands) N.V., AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH and other equity assets that complement the Group's operational business make up the Service and Financial Companies segment.

Inter-segment sales and revenue are based on prices that follow the arm's length principle. Administrative services are charged as cost allocations.

For information on external traffic revenue, see Note 3.

Key figures by business segment for 2006

in €m	Passenger Transportation [1]	Logistics [1]	MRO	IT Services	Catering [1]	Leisure Travel [2]	Service and Financial Companies	Segment total
External revenue	12,925	2,830	2,047	271	1,776	–	–	19,849
- of which traffic revenue	12,671	2,683	–	–	–	–	–	15,354
Inter-segment revenue	550	15	1,368	381	502	–	–	2,816
Total revenue	13,475	2,845	3,415	652	2,278	–	–	22,665
Other segment income	1,092	148	158	38	143	84	508	2,171
- of which from investments shown at equity	177	17	12	–	10	84	–	300
Cost of materials	7,990	1,918	1,767	34	996	–	35	12,740
Staff costs	2,551	334	922	239	913	–	75	5,034
Amortisation and depreciation	718	134	76	35	63	–	23	1,049
- of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	2,630	465	529	331	376	–	256	4,587
Segment result	**678**	**142**	**279**	**51**	**73**	**84**	**119**	**1,426**
- of which from investments shown at equity	177	17	12	–	10	84	–	300
Segment assets	8,882	1,330	2,315	267	1,063	372	2,869	17,098
- of which from investments shown at equity	595	33	102	-	57	372	4	1,163
Segment liabilities	7,090	650	1,427	223	643	–	923	10,956
- of which from investments shown at equity	–	–	–	–	–	–	–	–
Segment capital expenditure	1,035	13	111	49	71	–	139	1,418
- of which from investments shown at equity	2	3	–	–	–	–	–	5
Other significant non-cash items	273	28	52	16	26	–	4	399
Number of employees at balance sheet date	38,410	4,600	18,426	3,321	28,555	–	1,198	94,510
Average number of employees	37,986	4,668	18,094	3,318	28,311	–	1,164	93,541

[1] Due to changes in the group of consolidated companies, comparability of previous year's figures is limited.
[2] Business segment given up as of 22 December 2006 (cf. Note 15).

Key figures by business segment for 2005

in €m	Passenger Transportation [1]	Logistics [1]	MRO	IT Services	Catering [1]	Leisure Travel [2]	Service and Financial Companies	Segment total
External revenue	11,542	2,739	1,819	257	1,708	–	–	18,065
- of which traffic revenue	11,313	2,591	–	–	–	–	–	13,904
Inter-segment revenue	505	13	1,302	378	507	–	–	2,705
Total revenue	12,047	2,752	3,121	635	2,215	–	–	20,770
Other segment income	1,154	144	197	29	144	54	683	2,405
- of which from investments shown at equity	298	14	15	–	5	54	1	387
Cost of materials	7,046	1,847	1,469	32	937	–	24	11,355
Staff costs	2,317	335	945	231	959	–	70	4,857
Amortisation and depreciation	774	138	92	31	340	–	29	1,404
- of which impairments	2	–	20	–	281	–	5	308
Other operating expenses	2,564	424	532	302	409	–	168	4,399
Segment result	**500**	**152**	**280**	**68**	**– 286**	**54**	**392**	**1,160**
- of which from investments shown at equity	298	14	15	–	5	54	1	387
Segment assets	8,383	1,316	2,219	245	1,063	323	2,954	16,503
- of which from investments shown at equity	456	12	99	–	55	323	4	949
Segment liabilities	6,508	722	1,524	230	748	–	1,127	10,859
- of which from investments shown at equity	–	–	–	–	–	–	–	–
Segment capital expenditure	936	40	119	59	104	–	189	1,447
- of which from investments shown at equity	91	–	2	–	–	–	–	93
Other significant non-cash items	228	27	95	14	61	–	3	428
Number of employees at balance sheet date	37,042	4,704	17,864	3,290	28,295	–	1,108	92,303
Average number of employees	35,153	4,768	17,798	3,250	28,737	–	1,105	90,811

Reconciliation of segment information with consolidated figures

	Segment totals		Reconciliation		Group	
in €m	**2006**	2005	**2006**	2005	**2006**	2005
External revenue	19,849	18,065	–	–	19,849	18,065
- of which traffic revenue	15,354	13,904	–	–	15,354	13,904
Inter-segment revenue	2,816	2,705	– 2,816	– 2,705	–	–
Total revenue	22,665	20,770	– 2,816	– 2,705	19,849	18,065
Other income	2,171	2,405	– 620	– 733	1,551	1,672
- of which from investments shown at equity	300	387	– 300	– 387	–	–
Cost of materials	12,740	11,355	– 2,438	– 2,348	10,302	9,007
Staff costs	5,034	4,857	– 5	– 4	5,029	4,853
Amortisation and depreciation	1,049	1,404	2	– 6	1,051	1,398
- of which impairments	–	308	–	– 4	–	304
Other operating expenses	4,587	4,399	– 647	– 639	3,940	3,760
Results	**1,426**	**1,160**	**– 348**	**– 441**	**1,078**	**719**
- of which from investments shown at equity	300	387	– 300	– 387	–	–
Assets	17,098	16,503	2,363	2,769	19,461	19,272
- of which from investments shown at equity	1,163	949	–	–	1,163	949
Liabilities	10,956	10,859	3,602	3,891	14,558	14,750
- of which from investments shown at equity	–	–	–	–	–	–
Number of employees at balance sheet date	94,510	92,303	–	–	94,510	92,303
Average number of employees	93,541	90,811	–	–	93,541	90,811

The reconciliation column includes both the effects of consolidation procedures and amounts resulting from the different interpretation of segment item contents compared with the corresponding Group items.

Eliminated business segment revenue generated with other consolidated business segments is shown in the reconciliation column. As for other segment revenue, income from business with other segments has also been eliminated ("other revenue" reconciliation column). In financial year 2006 it consisted especially of rental income from subleasing of buildings, foreign currency transaction gains from intra-Group foreign currency loans and revenue from intra-Group services. Insofar as eliminated revenue and other income is compared with segment expenses with regard the companies that took up the services, these expenses are also eliminated ("type of expense" reconciliation columns). Certain components of the Group's financial result have been allocated to the business segment's income, especially results of the at equity valuation of equity assets held by the business segment. As, in the Group's view, these results are allocated not to the operating result but to the financial result they must be eliminated upon reconciliation with regard to the Group's operating result. Conversely, certain operating result items, such as gains from current financial investments, are not included in the segment result but have to be re-added in determining the operation result and are therefore also included in the reconciliation.

The amounts shown in the "results" reconciliation column result mainly from eliminating the positive results of valuation at equity and other financial items, these being part of the segment results but not of the Group's operating result.

Segment assets consist primarily of tangible and intangible fixed assets, equity assets valued at equity, inventories and receivables.

Segment liabilities consist of operating liabilities and provisions. They do not include tax liabilities and borrowings. The assets and liabilities of the Service and Financial Companies segment also include the financial assets and liabilities of the financial companies that form part of the segment.

The reconciliation column for segment assets/liabilities consists mainly of inter-segment receivables and payables eliminated.

Segment capital expenditure includes tangible and intangible fixed asset additions and investment in assets valued at equity plus, in the Service and Financial Companies segment, non-current financial assets.

The EUR 84m segment result for the Leisure Travel segment, which has been given up, can be reconciled, after taking into account EUR 2m in deferred taxes, with the EUR 82m result for the Leisure Travel segment.

2006 segment information by region

in €m	Europe including Germany	North America	Central and South America	Asia/Pacific	Middle East	Africa	Other	**Segment total**
Traffic revenue[1]	9,922	2,282	339	2,257	221	333	–	15,354
Other operating revenue	2,205	992	158	782	249	109	0*	4,495
Other segment income[2]	1,409	42	12	31	9	6	42	1,551
Revenue from at equity valuation	265	8	1	26	–	–	–	300
Segment assets	15,432	861	73	549	123	60	–	17,098
- of which from at equity valuation	995	53	5	110	–	–	–	1,163
Segment capital expenditure	1,394	18	1	4	–	1	–	1,418
- of which from at equity valuation	5	–	–	–	–	–	–	5

* Rounded below EUR 1m.
[1] Traffic revenue is in this case allocated by original places of sale.
[2] Other segment income corresponds to the operating income of the Group (including income from financial assets).

2005 segment information by region

in €m	Europe including Germany	North America	Central and South America	Asia/Pacific	Middle East	Africa	Other	**Segment total**
Traffic revenue[1]	9,061	1,885	323	2,104	228	303	–	13,904
Other operating revenue	2,099	940	95	679	248	100	–	4,161
Other segment income[2]	1,399	148	18	47	19	9	32	1,672
Revenue from at equity valuation	353	5	2	27	–	–	–	387
Segment assets	14,876	844	69	575	76	63	–	16,503
- of which from at equity valuation	805	57	–	87	–	–	–	949
Segment capital expenditure	1,370	37	2	36	–	2	–	1,447
- of which from at equity valuation	91	2	–	–	–	–	–	93

[1] Traffic revenue is in this case allocated by original places of sale.
[2] Other segment income corresponds to the operating income of the Group (including income from financial assets).

The allocation of traffic revenue to regions is based on the original place of sale, whereas the allocation of other operating revenue is based on the geographical location of the customer and the allocation of other segment income is based on the place of service. Items resulting from investments valued at equity are allocated to regions depending on the location of the head office of the investment in question.

Regions are in principle defined geographically, apart from traffic revenue in the countries of the former Soviet Union, Turkey and Israel, which is allocated to Europe.

The "other" column consists of items that cannot be allocated to any specific region.

Lufthansa controls its air traffic operations on the basis of network results and not on the basis of regional profit transfers. Much the same applies to the Catering segment. Consequently, the presentation of regional segment results is of no informational value with regard to the Lufthansa Group.

The notes on the Passenger Transportation business segment in the general section of the annual report include a presentation of traffic revenue generated in the Passenger Transportation segment by traffic region rather than by original place of sale.

47) Related party transactions

Lufthansa Group business segments render numerous services to non-consolidated affiliated companies within the scope of their ordinary business activity. Conversely, the equity assets in question render services to the Lufthansa Group within the scope of their business purpose. These extensive supply and service relationships are managed on the basis of market prices.

In addition, the Group and certain non-consolidated subsidiaries have concluded numerous settlement agreements regulating the partly mutual utilisation of services. Administrative service rendered are in this case charged as cost allocations.

The Group's cash management is centralised, and in this respect the Lufthansa Group also performs a "banking function" vis-à-vis the non-consolidated companies of the Group. Non-consolidated Group companies included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions with the Group. All transactions are managed under market conditions.

Due to geographical proximity in many cases, a large number of subleasing contracts have been concluded between the Lufthansa Group and certain related parties. In these cases the Group usually redebits the rental costs and incidental expenses incurred to the companies in question on a pro rata basis.

The volume of significant services rendered to or provided by related parties is shown in the following table:

in €m	Volume of services rendered 2006	2005	Volume of services used 2006	2005
Non-consolidated subsidiaries				
Albatros Versicherungsdienste GmbH	5	4	62	72
Cargo Future Communications (CFC) GmbH	1	0*	6	6
Delvag Luftfahrtversicherungs-AG	10	7	9	6
Global Tele Sales (PTY) Ltd., South Africa	0*	0*	6	5
Global Tele Sales Ltd., Ireland	1	1	10	7
Global Telesales of Canada, Inc.	0*	0*	6	6
LRS Lufthansa Revenue Services GmbH	12	15	56	63
Lufthansa Engineering and Operational Services GmbH	5	4	25	24
Lufthansa Global Tele Sales GmbH	1	1	8	8
Lufthansa Service-Center Kassel GmbH	1	1	8	8
Lufthansa Systems FlightNav AG, Switzerland	2	1	7	6
Lufthansa Systems Hungaria Kft	1	1	13	12
Lufthansa Systems Network Services GmbH	0*	0*	29	21
Lufthansa Technical Training GmbH	9	8	20	24
Lufthansa Technik Budapest Repülögép Nagyjavító Kft.	5	1	22	23
Lufthansa Technik Logistik of America LLC	3	2	2	11
Lufthansa Technik Malta Limited	0*	0*	6	5
Lufthansa Technik Tulsa Corporation	4	3	5	7
Lufthansa Technik Turbine Shannon Limited	2	2	13	11
Lufthansa WorldShop GmbH	1	2	51	42
LZ-Catering GmbH	9	9	15	15
One Stop Airline MRO Support Private Limited	16	–	0*	–
Lufthansa Systems Poland sp. z o.o.	0*	0*	5	4
Miles & More International GmbH	57	55	2	1
GlobeGround India Private Ltd.	0*	0*	6	4
Lufthansa Systems Asia Pacific Pte. Ltd.	7	3	5	3

* Rounded below EUR 1m.

in €m	Volume of services rendered 2006	2005	Volume of services used 2006	2005
Joint venture				
AFC Aviation Fuel Company mbH	3	2	361	320
GlobeGround Berlin GmbH	0*	0*	28	0*
Alitalia Maintenance Systems S.p.A.	26	31	27	31
Lufthansa Bombardier Aviation Services GmbH	5	12	0*	0*
EFM - Gesellschaft für Enteisen und Flugzeugschleppen am Flughafen München mbH	0*	0*	5	1
Star Alliance Services GmbH	9	5	8	0*
Thomas Cook AG (and Condor Flugdienst GmbH) [1]	175	240	8	7
Associated companies				
AviationPower GmbH	0*	0*	11	7
British Midland plc	0*	0*	15	21
LSG Lufthansa Service Hong Kong Ltd.	2	2	8	1
HEICO Aerospace Holdings Corp.	–	–	12	13
Terminal 2 Betriebsgesellschaft mbH & Co oHG	12	3	119	109
Swiss International Air Lines AG	2	3	6	1

* Rounded below EUR 1m.
[1] Thomas Cook AG is being sold (cf. Note 15).

No individual Lufthansa AG shareholders exercise significant influence on the Group. For relationships with Executive Board and Supervisory Board members see Note 48.

48) Supervisory Board and Executive Board

Supervisory Board and Executive Board members are listed on page 172.

Executive Board remuneration

The Supervisory Board's Nominating Committee is responsible for setting the Executive Board's remuneration.

The Executive Board's remuneration consists of the following components:

- Basic remuneration is paid monthly as a salary.
- Variable remuneration – the bonus – is geared to the year-on-year change in the Lufthansa Group's operating result. The Nominating Committee may also award Executive Board members a discretionary bonus.
- Furthermore, Executive Board members are allowed to participate in the option programmes for senior executives with structured parameters of their own (Note 37) that since 2006 have differed from the general programme for senior executives.

The following remuneration was paid to individual Executive Board members in 2006 (2005):

in €	Basic remuneration	Bonus	Change in market value of options	Other [1]	Total
Wolfgang Mayrhuber	700,000 (650,000)	987,788 (955,350)	149,617 (–)	103,140 (37,220)	1,940,545 (1,642,570)
Stephan Gemkow (since 1 June 2006)	233,333 (–)	380,275 (–)	48,186 (–)	72,211 (–)	734,005 (–)
Dr Karl-Ludwig Kley (until 31 May 2006)	208,333 (475,000)	231,875 (535,500)	(–) (–)	8,752 (47,164)	448,960 (1,057,664)
Stefan Lauer	500,000 (475,000)	612,150 (535,500)	68,687 (–)	102,262 (33,654)	1,283,099 (1,044,154)
Actual remuneration in financial year	**1,641,666 (1,600,000)**	**2,212,088 (2,026,350)**	**266,490 (–)**	**286,365 (118,038)**	**4,406,609 (3,744,388)**
Reconciliation with remuneration booked:					
Expenses considered for bonus for 2005 in 2006 [2]	–	600,000 (– 600,000)	–	–	600,000 (– 600,000)
Expenses according to income statement in the financial year	**1,641,666 (1,600,000)**	**2,812,088 (1,426,350)**	**266,490 (–)**	**286,365 (118,038)**	**5,006,609 (3,144,388)**

[1] Other remuneration includes in particular the cash benefit of using company cars, discount granted in connection with option programme issues (Note 37), benefits from concessionary travel in accordance with the relevant IATA regulations and attendance fees and daily allowances for work on the supervisory boards of subsidiaries.
[2] The discretionary bonus was decided on for 2005 in March 2006.

As at 31 December 2006 (2005), Executive Board members held the following shares in current option programmes:

	Programme 2002		Programme 2003		Programme 2004		Programme 2005		**Programme 2006**	
	Number of shares purchased from own funds	Number of outperformance options	Number of shares purchased from own funds	Number of outperformance options	Number of shares purchased from own funds	Number of outperformance options	Number of shares purchased from own funds	Number of outperformance options	Number of shares purchased from own funds	Number of outperformance options
Wolfgang Mayrhuber	– (5,102)	– (20)	6,024 (6,024)	24 (24)	8,808 (8,808)	24 (24)	7,416 (7,416)	24 (24)	10,169 (–)	90 (–)
Stephan Gemkow (since 1 June 2006)			1,004 (1,004)	4 (4)	1,468 (1,468)	4 (4)	1,236 (1,236)	4 (4)	6,779 (–)	60 (–)
Stefan Lauer			1,609 (1,609)	8 (8)	2,936 (2,936)	8 (8)	3,090 (3,090)	10 (10)	6,779 (–)	60 (–)

For maximum payment amounts see Note 37.

The pro rata change in market value of option programmes formed part of Executive Board members' total remuneration in 2006. Amounts are listed in the remuneration table.

The total market value of the 2006 option programme for Mr Mayrhuber on the date of issue was EUR 581,252. The corresponding figures for Mr Gemkow and Mr Lauer were EUR 387,502 each.

Serving members of the Executive Board will benefit from various contractual entitlements when they retire.

Pensions and payments to surviving dependants were revised in financial year 2006. For each Executive Board member a personal pension account has been set up with effect from 1 January 2006 into which Deutsche Lufthansa AG for the duration of their employment pays contributions amounting to 25 per cent of the contractually guaranteed annual salary and the bonus. Each contribution is converted into fund shares and credited to the pension account. In place of the pension entitlements arising from previous schemes the value of the previous pension entitlement as of 31 December 2005 was credited to the account as an initial contribution. The investment regulations governing the pension account are those on which the Lufthansa Pension Trust investment concept for Lufthansa employees is based.

As of 31 December 2006 Mr Mayrhuber's retirement benefit entitlement amounted to EUR 9.1m. Those of Mr Gemkow and Mr Lauer were EUR 2.7m and EUR 4.2m respectively.

If employment ends before an Executive Board member reaches retirement age, he or she retains the pension entitlement from the pension account, which is continued without further contributions. On reaching retirement age (65 or early retirement between 60 and 65) or in the event of disability the account holder will acquire a pension credit equivalent to the balance of the pension account at that time. Lufthansa guarantees a minimum payment equivalent to the contributions paid in. For Mr Gemkow and Mr Lauer a supplementary risk capital sum will add to the pension credit in the event of a claim for a disability pension or a pension for surviving dependants. This sum will consist of the average contributions paid into the pension account over the past three years multiplied, when a disability pension entitlement arises, by the number of full years by which the claimant is short of the age of 60.

In principle the pension credit is paid out in ten instalments. On application by the Executive Board member or his widow the pension credit will, subject to approval by the Company, be converted into a pension. On application by the Executive Board member or his surviving dependants a single payment or payment in fewer than ten instalments may also be made.

The widow's pension is 60 per cent of the deceased's pension entitlement. If the Board member dies while in the Company's employment his widow will be paid his full salary until the end of the financial year for a period of at least six months.

The cost of pension entitlements gained in the reporting period and of the conversion of the employer's pension commitment from 1 January 2006 was EUR 2.7m for Mr Mayrhuber, EUR 3.2m for Mr Gemkow and EUR 2.5m for Mr Lauer. For Dr Kley a further EUR 0.2m accumulated until his retirement. The total cost – EUR 8.6m (previous year: EUR 0.7m) plus EUR 5m (previous year: EUR 3.1m) in overall remuneration as shown in the remuneration table – is listed under staff costs.

Mr Lauer is entitled to a transitional pension until he reaches the age of 60 provided he is over 55 or the term of his current contract extends beyond when he reaches the age of 55 and his services are not retained, but not for a serious reason for which he is responsible. His transitional pension entitlement amounts to 45 per cent of his fixed basic salary increasing by 3 percentage points up to a maximum of 60 per cent for each year of service commenced from 1 January 2007 as a full director of the Company.

Mr Gemkow is entitled to a transitional pension until he reaches the age of 60 once he is 58 and his services are not retained, but not for a serious reason for which he is responsible. This entitlement, amounting to 30 per cent of his fixed basic salary, will take effect once Mr Gemkow has served at least five years as a full director of Lufthansa AG or Lufthansa Cargo AG and has been reappointed by the Supervisory Board. From this time onward his entitlement will increase for each year of service commenced as a full director of Lufthansa AG by 3 percentage points to a maximum of 60 per cent of his basic salary.

Lufthansa AG pays outgoing Executive Board members 65 per cent of their last basic remuneration in compensation for the two-year period during which they are forbidden to compete. During this period any pension entitlements are dormant.

Current payments to former members of the Executive Board and their surviving dependants totalled EUR 3.5m (previous year: EUR 3.3m), including remuneration from subsidiary companies and the cash benefits of concessionary travel.

Pension obligations toward former Executive Board members and their surviving dependants amount to EUR 43.6m (previous year: EUR 43.8m). They are included in pension provisions (Note 34).

Supervisory Board remuneration In financial year 2006 Supervisory Board remuneration included TEUR 500 (previous year: TEUR 500) in fixed payments for work on the Lufthansa AG Supervisory Board. In addition, variable payments totalled TEUR 1,125 (previous year: TEUR 625). Variable remuneration depends on the dividend paid for the financial year. The figures for individual Supervisory Board members are shown in the table on page 169.

Other remuneration, mainly attendance fees, amounted to TEUR 77 (previous year: TEUR 77), including benefits for concessionary travel in accordance with IATA regulations.

In 2006 Dr Schlede was paid TEUR 32 for consultancy services in connection with the integration of Swiss International Airlines into the Lufthansa Group.

Lufthansa AG Supervisory Board members were also paid TEUR 47 (previous year: TEUR 46) for work on supervisory boards of Lufthansa Group companies.

Remuneration of individual Supervisory Board members 2006/05

in €	2006 Fixed remuneration	2006 Remuneration for committee work	2006 Variable remuneration	2006 Total Supervisory Board remuneration	2005 Fixed remuneration	2005 Remunerating for committee work	2005 Variable remuneration	2005 Total Supervisory Board remuneration
Dipl.-Ing. Dr-Ing. E. h. Jürgen Weber, Chairman	60,000	10,000	157,500	227,500	60,000	10,000	87,500	157,500
Frank Bsirske, Deputy Chairman	30,000	5,000	78,750	113,750	30,000	5,000	43,750	78,750
Dr Josef Ackermann (until 30.6.2006)	10,000	–	22,500	32,500	20,000	–	25,000	45,000
Dr Clemens Börsig (from 1.7.2006)	10,000	–	22,500	32,500	–	–	–	–
Manfred Calsow	20,000	5,000	56,250	81,250	20,000	5,000	31,250	56,250
Dr Gerhard Cromme	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Michael Diekmann	20,000	5,000	56,250	81,250	20,000	5,000	31,250	56,250
Dipl. Vwt. Jürgen Erwert	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Robert Haller	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Ulrich Hartmann	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Steffen Kühhirt	20,000	5,000	56,250	81,250	20,000	5,000	31,250	56,250
Dr Otto Graf Lambsdorff	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Willi Rörig	20,000	–	45,000	65,000	20,000		25,000	45,000
Dr Klaus G. Schlede	20,000	10,000	67,500	97,500	20,000	10,000	37,500	67,500
Werner Schmidt	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Thomas von Sturm	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Mirco A. Vorwerk	20,000	5,000	56,250	81,250	20,000	5,000	31,250	56,250
Patricia Windaus	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Dr Hans-Dietrich Winkhaus	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Dr Michael Wollstadt	20,000	5,000	56,250	81,250	20,000	5,000	31,250	56,250
Dr Klaus Zumwinkel	20,000	–	45,000	65,000	20,000	–	25,000	45,000
Total	**450,000**	**50,000**	**1,125,000**	**1,625,000**	**450,000**	**50,000**	**625,000**	**1,125,000**

Miscellaneous

Executive and Supervisory Board members are required by Section 15a of the German Securities Trading Act to disclose any purchase or sale of Lufthansa AG shares amounting to more than EUR 5,000. The application of this provision resulted in the following notification:

	2006	2005
Wolfgang Mayrhuber	–	–
Stephan Gemkow (since 1.6.2006)	Purchase of 6,779 shares[1] at a price of EUR 17.70 on 27 October 2006	–
Dr Karl-Ludwig Kley (until 31.5.2006)	–	Purchase of 2,500 shares[2] at a price of EUR 11.45 on 11 November 2005
Stefan Lauer	Purchase of 6,779 shares[1] at a price of EUR 17.70 on 27 October 2006	–

[1] Shares purchased as part of the Outperformance Programme 2006.
[2] Shares purchased as part of the Outperformance Programme 2005.

49) Declaration of compliance in accordance with Article 161 AktG

The declaration of compliance with the German Corporate Governance Code required by Article 161 of the German Stock Corporation Act (AktG) was issued by the Executive Board and Supervisory Board and made available to shareholders on the Internet.

50) Auditors' fees

The fees paid to the auditor in the financial year in accordance with Section 319 (1) HGB and charged to expenses include the following items:

in €m	2006	2005
Annual audit	2.8	2.9
Other attestation or valuation services	0.4	0.8
Tax consultancy services	0.2	0.3
Other services	0.3	0*
Total	**3.7**	**4.0**

* Rounded below EUR 1m.

Cologne, 19 February 2007

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Auditors' report

We have audited the consolidated financial statements prepared by Deutsche Lufthansa Aktiengesellschaft, Cologne, for the financial year from 1 January to 31 December 2006, consisting of the balance sheet, income statement, statement of changes in equity, cash flow statement and notes to the financial statements, and the group management report. Preparing the consolidated financial statements and the group management report in accordance with the International Financial Reporting Standards (IFRS) as applicable in the EU and the commercial law provisions to be additionally applied under Section 315a (1) of the German Commercial Code (HGB) are the responsibility of the Company's Executive Board. Our task is to assess the consolidated financial statements and the group management report on the basis of our audit. We were also instructed to assess whether the consolidated financial statements generally comply with the IFRS.

We have conducted our group audit according to Section 317 HGB and in accordance with the generally accepted standards for auditing financial statements laid down by the Institut für Wirtschaftsprüfer (Institute of Public Auditors in Germany) in conjunction with the International Standards on Auditing (ISA). These standards require us to plan and perform the audit in such a way that any inaccuracies and violations materially affecting the presentation of the net assets, financial and earnings position in the annual financial statements in compliance with the relevant accounting rules and in the group management report are detected with reasonable certainty. Our knowledge of the Company's business activities and its economic and legal environment and our expectations of possible misstatements are taken into account in determining audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the scope of the report. The audit includes an assessment of the individual financial statements of the companies included in the consolidated financial statements, the scope of the group of consolidated companies, the accounting and consolidation principles applied and significant estimates made by the Executive Board as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the consolidated financial statements comply with the IFRS as applicable in the EU and with the commercial law provisions additionally applicable under Section 315a (1) HGB as well as with the IFRS in general and give a true and fair view of the Group's net assets, financial position and results of operations. The group management report is in accordance with the consolidated financial statements and on the whole gives a true and fair view of the Group's position and suitably presents the opportunities and risks to its future development.

Düsseldorf, 27 February 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr Vogelpoth	Hübner
Auditor	Auditor

Supervisory Board and Executive Board

Supervisory Board

Dr Wolfgang Röller
Honorary Chairman of the Supervisory Board,
Dresdner Bank AG
Honorary Chairman

Executive Board

Wolfgang Mayrhuber
Chairman of the Executive Board and Chief Executive Officer

Stephan Gemkow
Member of the Executive Board
Chief Financial Officer
(from 1 June 2006)

Dr Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer
(until 31 May 2006)

Stefan Lauer
Member of the Executive Board
Chief Executive Aviation Services and Human Resources Supervisory Board

Members of the Supervisory Board with voting rights

Dipl.-Ing. Dr-Ing. E.h. Jürgen Weber
Former Chairman of the Executive Board Deutsche Lufthansa AG
Chairman

Frank Bsirske
Chairman of ver.di (trade union)
Employee representative
Deputy Chairman

Dr Josef Ackermann
Chairman of the Management Board and the Group Executive Committee Deutsche Bank AG
(until 30 June 2006)

Dr Clemens Börsig
Chairman of the Supervisory Board Deutsche Bank AG
(from 1 July 2006)

Manfred Calsow
Business economist
Employee representative

Dr Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Board of Management Allianz AG

Dipl.-Vwt. Jürgen Erwert
Administrative staff member
Employee representative

Robert Haller
Administrative staff member
Employee representative

Ulrich Hartmann
Chairman of the Supervisory Board E.ON AG

Steffen Kühhirt
Trade union secretary ver.di
Employee representative

Dr Otto Graf Lambsdorff
Lawyer
Honorary President of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

Willi Rörig
Administrative staff member
Employee representative

Dr Klaus G. Schlede
Former Deputy Chairman of the Executive Board
Deutsche Lufthansa AG

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank

Thomas von Sturm
Captain
Employee representative

Mirco A. Vorwerk
Purser, Chairman of UFO (trade union)
Employee representative

Patricia Windaus
Flight attendant
Employee representative

Dr Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KGaA

Dr Michael Wollstadt
Administrative staff member
Employee representative

Dr Klaus Zumwinkel
Chairman of the Board of Management
Deutsche Post AG

Supervisory Board Committees

Nominating Committee
Dipl.-Ing. Dr Ing. E.h.
Jürgen Weber (Chairman)
Frank Bsirske (Deputy Chairman)
Michael Diekmann
Mirco A. Vorwerk

Members as at 31 December 2006

4 meetings in 2006

The Supervisory Board has from its members and on the basis of parity formed a Nominating Committee, members are the Chairman of the Supervisory Board, his deputy and two other members. The Nominating Committee is responsible for defining, designing and concluding the employment contracts with the Executive Board members and for other HR matters involving board members and authorised company representatives (e.g. lending in accordance with section 89 AktG). The Nominating Committee represents the company in dealings with the members of the Executive Board (section 112 AktG). It is also responsible for contracts with members of the Supervisory Board (section 114 AktG) and for lending to members of the Supervisory Board (section 115 AktG). The committee also rules on other HR matters which have to be submitted to the Supervisory Board for approval in accordance with the Rule of Procedure for the Executive Board. In the event of equal voting, the Chairman of the Supervisory Board shall have the casting vote.

Audit Committee
Dr Klaus G. Schlede (Chairman)
Manfred Calsow
Ulrich Hartmann
Dr Michael Wollstadt

Members as at 31 December 2006

2 meetings in 2006

The Supervisory Board has from its members and on the basis of parity elected an Audit Committee, which has four members. Chairman is a member of the Supervisory Board elected to this post. The members of the Audit Committee should have special knowledge in the area of accounting, management and financial management. The task of the Audit Committee is to discuss accounting matters in accordance with instructions from the Chairman of the Supervisory Board, as well as risk management matters, the necessary independence of the external auditor, awarding the audit order to the external auditor, the focus of audits and the remuneration agreement, and to make recommendations in this respect to the Supervisory Board. The Audit Committee is authorised to govern the internal organisation of the committee's work in its own Rules of Procedure and to submit these to the Supervisory Board for its information.

Arbitration Committee pursuant to section 27 (3) of the code termination act
Dipl.-Ing. Dr Ing. E.h.
Jürgen Weber (Chairman)
Frank Bsirske (Deputy Chairman)
Michael Diekmann
Willi Rörig

Members as at 31 December 2006

No meetings in 2006

The task of this committee, appointed in accordance with section 9 paragraph 2 of the company's Articles of Association, is to safeguard the rights according to section 31 paragraph 3 clause 1 of the Codetermination Act when appointing members to the Executive Board and when revoking their appointment.

Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

Status: 31 December 2006

Dipl.-Ing. Dr-Ing. E. h. Jürgen Weber

a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Mail AG (Chairman of the Supervisory Board)
Voith AG
Willy Bogner GmbH & Co. KGaA

b) LP Holding GmbH (Chairman of the Supervisory Board)
Tetra Laval Group, Switzerland

Frank Bsirske

a) DAWAG - Deutsche Angestellten-Wohnungsbau AG
IBM Holding GmbH (Deputy Chairman of the Supervisory Board)
RWE AG (Deputy Chairman of the Supervisory Board)

Dr Josef Ackermann

(Status at time of retiring from Lufthansa Supervisory Board on 30.6.2006)

a) Bayer AG
Linde AG (until 30.6.2006)
Siemens AG

Dr Clemens Börsig

a) Deutsche Bank AG (Chairman of the Supervisory Board)
Heidelberger Druckmaschinen AG
Linde AG

b) Foreign & Colonial Eurotrust plc., London (Board of Directors)

Dr Gerhard Cromme

a) Allianz SE
Axel Springer AG
E.ON AG
Siemens AG
ThyssenKrupp AG (Chairman of the Supervisory Board)

b) BNP Paribas S.A., France
Compagnie de Saint-Gobain, France
Suez S.A., France

Michael Diekmann

a) Allianz Deutschland AG [1] (Chairman of the Supervisory Board)
Allianz Global Investors AG [1] (Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG [1] (Chairman of the Supervisory Board)
Linde AG (Deputy Chairman of the Supervisory Board)

b) Assurances Générales de France [1] (Vice President)
Riunione Adriatica di Sicurtà S.p.A. [1] (Vice President)

Ulrich Hartmann

a) Deutsche Bank AG
E.ON AG (Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG (Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG

b) Henkel KGaA (Proprietors' Committee)

Steffen Kühhirt

a) LSG Sky Chefs Deutschland GmbH [2] (Deputy Chairman of the Supervisory Board)

Dr Otto Graf Lambsdorff

a) HSBC Trinkaus & Burkhardt KGaA
IVECO Magirus AG (Deputy Chairman of the Supervisory Board)

Willi Rörig

a) Lufthansa Cargo AG [2] (Deputy Chairman of the Supervisory Board)

Dr Klaus G. Schlede

a) Deutsche Postbank AG
Deutsche Telekom AG

b) Swiss International Air Lines AG (Board of Directors)

Werner Schmidt

a) Deutsche Kreditbank AG [3]
Drees & Sommer AG (Deputy Chairman of the Supervisory Board)
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG

b) Banque LBLux S.A. [3] (Chairman of the Board of Directors)
DekaBank Deutsche Girozentrale (Board of Directors)
Landesbank Saar Girozentrale [3] (Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, Zürich [3] (Chairman of the Board of Directors)
MKB Magyar Külkereskedelmi Bank rt., Budapest [3] (Chairman of the Supervisory Board)

Dr Hans-Dietrich Winkhaus

a) BMW AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman of the Supervisory Board)

b) Henkel KGaA (Proprietors' Committee)

Dr Klaus Zumwinkel

a) Deutsche Postbank AG [4] (Chairman of the Supervisory Board)
Deutsche Telekom AG (Chairman of the Supervisory Board)
KarstadtQuelle AG

b) Morgan Stanley, USA (Board of Directors)

Mandates of the Executive Board of Deutsche Lufthansa AG

Status: 31 December 2006

Wolfgang Mayrhuber
a) BMW AG
Eurowings Luftverkehrs AG[2)]
Fraport AG
LSG Lufthansa Service Holding AG[2)]
Lufthansa Cargo AG[2)] (Chairman of the Supervisory Board until 28.2.2007)
Lufthansa Technik AG[2)]
Münchener Rückversicherungs-Gesellschaft AG
Thomas Cook AG (Deputy Chairman of the Supervisory Board)
b) HEICO Corp., Florida (Board of Directors)
Swiss International Air Lines AG (Board of Directors)

Stephan Gemkow
a) Delvag Luftfahrtversicherungs-AG[2)] (Chairman of the Supervisory Board)
LSG Lufthansa Service Holding AG[2)]
Lufthansa AirPlus Servicekarten GmbH[2)] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[2)]
Lufthansa Technik AG[2)]
Thomas Cook AG
b) Amadeus Global IT Group S. A. (Board of Directors)
WAM Acquisition S.A. (Board of Directors)
WAM Portfolio S.A. (Board of Directors)

Dr Karl-Ludwig Kley
(Status at time of retiring from Lufthansa Executive Board on 31.5.2006)
a) LSG Lufthansa Service Holding AG[2)] (until 31.5.2006)
Lufthansa Cargo AG[2)] (until 31.5.2006)
Lufthansa Technik AG[2)] (until 31.5.2006)
MAN AG
Merck KGaA
Thomas Cook AG (until 31.5.2006)
Vattenfall Europe AG

Stefan Lauer
a) LSG Lufthansa Service Holding AG[2)] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[2)] (from 15.1.2007) (Chairman of the Supervisory Board from 28.2.2007)
Lufthansa Flight Training GmbH[2)] (Chairman of the Supervisory Board)
Lufthansa Systems Group AG[2)] (Chairman of the Supervisory Board)
Lufthansa Technik AG[2)] (Chairman of the Supervisory Board)
b) Aerologic GmbH (Board of Directors)
AMECO Corp., Beijing (Deputy Chairman of the Board of Directors)
E.ON Academy GmbH (Supervisory Board)
ESMT European School of Management and Technology GmbH (Supervisory Board)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)

a) Membership of supervisory boards required by law.
b) Membership of comparable supervisory bodies at companies in Germany and abroad.

1) Company in which Allianz SE has a controlling interest.
2) Company in which Deutsche Lufthansa AG has a controlling interest.
3) Company in which Bayerische Landesbank has a controlling interest.
4) Company in which Deutsche Post AG has a controlling interest.

Major subsidiaries

Significant subsidiaries as at 31 December 2006

Name, corporate domicile	Capital Share in %	Voting rights in %	Equity in €m	Net profit/loss after taxes in €m	
Passenger Transportation					
Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Dossobuono di Villafranca (Verona), Italy	100.00	100.00	26	4	
AirTrust AG, Zug, Switzerland	49.00	49.00	– 2	– 2	SPE
Eurowings Luftverkehrs AG, Nuremberg	99.91	99.91 **	62	4	
Germanwings GmbH, Dortmund	99.91	100.00 **	1	5	
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG, Grünwald	100.00	83.33	– 18	1	
GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 7 oHG, Grünwald	100.00	66.67	27	11	
LeaseAir GmbH & Co. Verkehrsflugzeuge V KG, Dortmund	99.91	100.00 **	49	0*	
LLG Nord GmbH & Co. Bravo KG, Grünwald	100.00	66.67	– 2	4	
LLG Nord GmbH & Co. Charlie oHG, Grünwald	100.00	66.67	1	1	
Lufthansa CityLine GmbH, Cologne	100.00	100.00	160	– 4	
Lufthansa Leasing GmbH & Co. Fox-Alfa oHG, Grünwald	100.00	66.67	6	0*	
Lufthansa Leasing GmbH & Co. Fox-Bravo oHG, Grünwald	100.00	66.67	6	0*	
Lufthansa Leasing GmbH & Co. Fox-Charlie oHG, Grünwald	100.00	66.67	6	0*	
Lufthansa Leasing GmbH & Co. Fox-Delta oHG, Grünwald	100.00	66.67	13	0*	
Lufthansa Leasing GmbH & Co. Fox-Echo oHG, Grünwald	100.00	66.67	13	0*	
Lufthansa Leasing GmbH & Co. Fox-Golf oHG, Grünwald	100.00	66.67	3	0*	
Lufthansa Leasing GmbH & Co. Fox-Hotel oHG, Grünwald	100.00	66.67	3	0*	
Lufthansa Leasing GmbH & Co. Fox-Quebec oHG, Grünwald	100.00	66.67	4	0*	
Lufthansa Leasing GmbH & Co. Fox-Romeo oHG, Grünwald	100.00	66.67	4	0*	
Lufthansa Leasing GmbH & Co. Fox-Sierra oHG, Grünwald	100.00	66.67	4	0*	
Lufthansa Leasing GmbH & Co. Fox-Tango oHG, Grünwald	100.00	66.67	4	0*	
Lufthansa Leasing GmbH & Co. Fox-Uniform oHG, Grünwald	100.00	66.67	4	0*	
Lufthansa Leasing GmbH & Co. Fox-Victor oHG, Grünwald	100.00	66.67	4	0*	
Lufthansa Leasing GmbH & Co. Fox-Yankee oHG, Grünwald	100.00	66.67	3	0*	
Lufthansa Leasing GmbH & Co. Golf-Lima oHG, Grünwald	100.00	66.67	3	0*	
Lufthansa Leasing GmbH & Co. Golf-Mike oHG, Grünwald	100.00	66.67	3	0*	
Lufthansa Malta Aircraft-Leasing Ltd., Luqa, Malta	100.00	100.00	746	23	
Lufthansa Malta Holding Ltd., St. Julians, Malta	100.00	100.00	868	0*	
Logistics					
cargo counts GmbH, Hattersheim	100.00	100.00	0*	0*	
Jettainer GmbH, Raunheim	67.00	67.00	3	1	
Lufthansa Cargo AG, Kelsterbach	100.00	100.00	306	98	
Lufthansa Cargo Charter Agency GmbH, Kelsterbach	100.00	100.00	0*	2	
Lufthansa Leasing GmbH & Co. Echo-Zulu oHG, Grünwald	100.00	66.67	9	– 4	
Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald	100.00	66.67	0*	0*	
Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald	100.00	66.67	0*	0*	

SPE: Special Purpose Entities.
* Rounded below EUR 1 m.
** 50.9% of capital share and voting rights are provided by a call-option – cf. note 1, Group of consolidated companies.

Name, corporate domicile	Capital Share in %	Voting rights in %	Equity in €m	Net profit/loss after taxes in €m	
MRO					
AirLiance Materials LLC, Wilmington, USA	50.21	50.21	12	2	
BizJet International Sales & Support, Inc., Tulsa, USA	100.00	100.00	31	2	
Condor/Cargo Technik GmbH, Frankfurt/M.	100.00	100.00	1	0*	
Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg	100.00	100.00	183	4	
Hawker Pacific Aerospace Inc., Sun Valley, USA	100.00	100.00	45	– 2	
Hawker Pacific Aerospace Ltd., Hayes, UK	100.00	100.00	– 1	1	
JASEN Grundstücksgesellschaft mbH & Co. oHG, Grünwald	100.00	50.00	– 3	– 1	SPE
Lufthansa Technik AERO Alzey GmbH, Alzey	100.00	100.00	17	2	
Lufthansa Technik AG, Hamburg	100.00	100.00	351	138	
Lufthansa Technik Aircraft Services Ireland Limited, Dublin, Ireland	100.00	100.00	0*	1	
Lufthansa Technik Airmotive Ireland Holdings Ltd., Dublin, Ireland	100.00	100.00	96	9	
Lufthansa Technik Airmotive Ireland (Leasing) Ltd., Dublin, Ireland	100.00	100.00	7	4	
Lufthansa Technik Airmotive Ireland Ltd., Dublin, Ireland	100.00	100.00	21	4	
Lufthansa Technik Immobilien- und Verwaltungsgesellschaft mbH, Hamburg	100.00	100.00	35	6	
Lufthansa Technik Logistik GmbH, Hamburg	99.96	100.00	– 3	1	
Lufthansa Technik North America Holding Corp., Wilmington, USA	100.00	100.00	131	2	
Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, Hamburg	100.00	100.00	35	0*	
Lufthansa Technik Philippines, Inc., Manila, Philippines	51.00	51.00	43	8	
Shannon Aerospace Ltd., Shannon, Ireland	100.00	100.00	41	– 7	
IT Services					
Lufthansa Systems Aeronautics GmbH, Frankfurt/M.	100.00	100.00	7	– 1	
Lufthansa Systems Airline Services GmbH, Kelsterbach	100.00	100.00	4	1	
Lufthansa Systems Aktiengesellschaft, Kelsterbach	100.00	100.00	21	19	
Lufthansa Systems Americas, Inc., East Meadow, USA	100.00	100.00	0*	4	
Lufthansa Systems AS GmbH, Norderstedt	100.00	100.00	0*	3	
Lufthansa Systems Berlin GmbH, Berlin	100.00	100.00	5	0*	
Lufthansa Systems Business Solutions GmbH, Raunheim	100.00	100.00	– 2	2	
Lufthansa Systems Infratec GmbH, Kelsterbach	100.00	100.00	1	20	
Lufthansa Systems Passenger Services GmbH, Kelsterbach	100.00	100.00	9	0*	
Lufthansa Systems Process Management GmbH, Neu-Isenburg	100.00	100.00	0*	2	
Catering					
41/42 Bartlett (Pty) Ltd., Johannesburg, South Africa	100.00	100.00	0*	0*	
Aerococina S.A. de C.V., Mexico City, Mexico	51.00	51.00	11	0*	
Agencia de Servicios del Sur S. A., Puerto Montt, Chile	100.00	100.00	0*	0*	
AIRO Catering Services Eesti OÜ, Tallinn, Estland	54.10	100.00	4	1	

SPE: Special Purpose Entities.
* Rounded below EUR 1m.

...significant subsidiaries as at 31 December 2006

Name, corporate domicile	Capital Share in %	Voting rights in %	Equity in €m	Net profit/loss after taxes in €m	
AIRO Catering Services Sweden AB, Stockholm-Arlanda, Sweden	54.10	54.10	10	1	
Arlington Services, Inc., Wilmington, USA	100.00	100.00	71	6	
Arlington Services Mexico, S.A. de C.V., Mexico City, Mexico	100.00	100.00	14	– 3	
Arlington Services Panama S.A., Panama City, Panama	100.00	100.00	10	0*	
Bahia Catering Ltda., Sao Cristovao (Salvador), Brazil	95.00	95.00	2	1	
Capital Gain International (1986) Ltd., Hong Kong, Hong Kong	100.00	100.00	2	0*	
Caterair Holdings Corporation, Wilmington, USA	0.15	2.00	0*	0*	SPE
Caterair International Corporation, Dover, USA	0.15	100.00	0*	0*	
Caterair Servicos de Bordo e Hotelaria S.A., Rio de Janeiro, Brazil	100.00	100.00	5	2	
Caterair Taiwan In-Flight Services, Inc., Taipei, Taiwan	100.00	100.00	– 1	0*	
Cater Suprimento de Refeicoes, Ltda., Rio de Janeiro, Brazil	100.00	100.00	– 4	0*	
Comercializadora de Servicios Limitada, Santiago de Chile, Chile	100.00	100.00	0*	0*	
Comisariato de Baja California, S.A. de C.V., Tijuana, Mexico	51.00	51.00	1	0*	
Comisariatos Gotre, S.A. de C.V., Torreon, Mexico	51.00	51.00	0*	0*	
Consolidated Catering Services (China) Ltd., Hong Kong, Hong Kong	100.00	100.00	0*	0*	
Feenagh Investments (Proprietary) Ltd., Johannesburg, South Africa	100.00	100.00	9	2	
Inflight Catering (Pty) Ltd., Johannesburg, South Africa	100.00	100.00	0*	0*	
In-flight Management Solutions GmbH, Neu-Isenburg	100.00	100.00	– 1	0*	
Inversiones Turisticas Aeropuerto Panama, S.A., Panama City, Panama	100.00	100.00	0*	0*	
LSG-Airport Gastronomiegesellschaft mbH, Neu-Isenburg	100.00	100.00	3	0*	
LSG Asia GmbH, Kriftel	100.00	100.00	0*	1	
LSG Catering China Ltd., Hong Kong, Hong Kong	100.00	100.00	2	0*	
LSG Catering Guam, Inc., Guam, USA	100.00	100.00	0*	0*	
LSG Catering Hong Kong Ltd., Hong Kong, Hong Kong	100.00	100.00	63	7	
LSG Catering Saipan, Inc., Saipan, Micronesia	100.00	100.00	0*	0*	
LSG Catering (Thailand) Ltd., Bangkok, Thailand	100.00	100.00	4	0*	
LSG-Food & Nonfood Handel GmbH, Frankfurt/M.	100.00	100.00	1	1	
LSG Holding Asia Ltd., Hong Kong, Hong Kong	100.00	100.00	0*	0*	
LSG Lufthansa Service Asia Ltd., Hong Kong, Hong Kong	100.00	100.00	35	1	
LSG Lufthansa Service Cape Town (Pty) Ltd., Kapstadt, South Africa	100.00	100.00	0*	0*	
LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH, Neu-Isenburg	100.00	100.00	0*	1	
LSG Lufthansa Service Enterprises Ltd., Hong Kong, Hong Kong	100.00	100.00	0*	0*	
LSG Lufthansa Service Europa/Afrika GmbH, Neu-Isenburg	100.00	100.00	– 31	– 14	
LSG Lufthansa Service Guam, Inc., Guam, USA	100.00	100.00	6	1	
LSG Lufthansa Service Holding AG, Neu-Isenburg	100.00	100.00	400	48	
LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia	100.00	100.00	12	1	
LSG Lufthansa Service - Sky Chefs do Brasil Catering, Refeições Ltda., São Paulo, Brazil	100.00	100.00	– 6	6	
LSG Sky Chefs Australasia Pty Limited, Sydney, Australia	100.00	100.00	1	0*	
LSG Sky Chefs Belgium N.V., Zaventem, Belgium	100.00	100.00	4	2	
LSG Sky Chefs Building AB, Stockholm, Sweden	100.00	100.00	1	0*	
LSG Sky Chefs Catering Logistics GmbH, Neu-Isenburg	100.00	100.00	1	7	
LSG Sky Chefs Danmark A/S, Kastrup, Denmark	100.00	100.00	– 10	– 3	
LSG Sky Chefs Deutschland GmbH, Neu-Isenburg	100.00	100.00	9	12	
LSG Sky Chefs de Venezuela C.A., Caracas, Venezuela	97.28	80.00	0*	0*	
LSG Sky Chefs España S.A., El Prat de Llobregat, Spain	100.00	100.00	1	– 1	
LSG/Sky Chefs Europe Holdings Ltd., Horley, UK	100.00	100.00	54	– 16	

SPE: Special Purpose Entities.
* Rounded below EUR 1m.

Name, corporate domicile	Capital Share in %	Voting rights in %	Equity in €m	Net profit/loss after taxes in €m	
LSG Sky Chefs/GCC Ltd., Feltham, UK	50.00	50.00	10	- 1	
LSG Sky Chefs Korea Co Ltd., Incheon, Korea, South	80.00	80.00	52	11	
LSG Sky Chefs New Zealand Limited, Auckland, New Zealand	100.00	100.00	12	1	
LSG Sky Chefs Norge AS, Oslo, Norway	100.00	100.00	4	2	
LSG Sky Chefs Objekt- und Verwaltungsgesellschaft mbH, Neu-Isenburg	100.00	100.00	0*	0*	
LSG Sky Chefs Schweiz AG, Rümlang, Switzerland	100.00	100.00	0*	1	
LSG Sky Chefs S.p.A., Case Nuove di Somma Lombardo, Italy	100.00	100.00	5	1	
LSG Sky Chefs Supply Chain Solutions, Inc., Wilmington, USA	99.35	100.00	- 51	0*	
LSG Sky Chefs Sverige AB, Stockholm, Sweden	100.00	100.00	1	- 5	
LSG Sky Chefs Taxfree AB, Sigtuna, Sweden	100.00	100.00	1	0*	
LSG Sky Chefs (Thailand) Ltd., Bangkok, Thailand	64.30	100.00	6	0*	
LSG Sky Chefs UK Ltd., Horley, UK	100.00	100.00	0*	- 3	
LSG Sky Chefs USA, Inc., Wilmington, USA	100.00	100.00	710	- 9	
LSG Sky Chefs US Holding 2, Inc., Wilmington, USA	100.00	100.00	315	- 692	
LSG Sky Chefs Verwaltungsgesellschaft mbH, Neu-Isenburg	100.00	100.00	614	0*	
LSG-Sky Food GmbH, Alzey	100.00	100.00	- 1	2	
LSG South America GmbH, Neu-Isenburg	100.00	100.00	0*	1	
Orderich Company Ltd., Hong Kong, Hong Kong	100.00	100.00	0*	0*	
Riga Catering Service SIA, Riga, Lettland	31.65	58.50	1	1	
SC International Services, Inc., Wilmington, USA	100.00	100.00	306	- 1	
SCIS Air Security Corporation, Wilmington, USA	100.00	100.00	18	3	
ServCater Internacional Ltda., Guarulhos, Brazil	90.00	90.00	- 4	4	
Siam Flight Services Ltd., Bangkok, Thailand	49.00	66.67	8	1	
Sky Chefs Argentine, Inc., Wilmington, USA	100.00	100.00	0*	0*	
Sky Chefs Chile S.A., Santiago de Chile, Chile	100.00	100.00	14	1	
Sky Chefs De Mexico, S.A. de C.V., Mexico City, Mexico	51.00	51.00	- 3	- 3	
Sky Chefs de Panama, S.A., Panama City, Panama	100.00	100.00	3	1	
Sky Chefs, Inc., Wilmington, USA	100.00	100.00	- 432	- 58	
Western Aire Chef, Inc., Wilmington, USA	100.00	100.00	15	3	
Service and Financial Companies					
Lufthansa AirPlus Servicekarten GmbH, Neu-Isenburg	100.00	100.00	17	8	
CAMANA Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	0.00	0.00	0*	0*	SPE
Lufthansa Commercial Holding GmbH, Cologne	100.00	100.00	195	49	
Lufthansa Flight Training GmbH, Frankfurt/M.	100.00	100.00	27	8	
Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands	100.00	100.00	1	0*	
Lufthansa Malta Finance Ltd., St. Julians STJ 06, Malta	100.00	100.00	109	1	
MARDU Grundstücks-Verwaltungsgesellschaft mbH & Co. oHG, Grünwald	100.00	50.00	- 33	- 5	SPE
MUSA Grundstücks-Verwaltungsgesellschaft mbH & Co. oHG, Grünwald	100.00	50.00	- 10	- 1	SPE
Quinto Grundstücksgesellschaft mbH & Co. oHG, Grünwald	99.73	100.00	1	8	
and four fonds					
DG Hawk Fonds, Frankfurt/M.	100.00	100.00	244	9	SPE
Fonds DB-Falcon, Frankfurt/M.	100.00	100.00	222	10	SPE
H-EAGLE-Fonds, Frankfurt/M.	100.00	100.00	247	17	SPE
LH-Strategy-Fonds, Luxemburg, Luxembourg	100.00	100.00	875	23	SPE

SPE: Special Purpose Entities.
* Rounded below EUR 1m.

Significant joint ventures as at 31 December 2006 *

Name, corporate domicile	Capital Share in %	Voting rights in %	Alternative fiscal year
Passenger Transportation			
CityLine Avro Simulator und Training GmbH Berlin, Berlin	50.00	50.00	
Logistics			
Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M.	46.85	42.86	
Shanghai Pudong International Airport Cargo Terminal Co. Ltd., Shanghai, China	29.00	22.22	
MRO			
Aircraft Maintenance and Engineering Corp., Beijing, China	40.00	42.86	
Alitalia Maintenance Systems S.p.A., Rom, Italy	40.00	40.00	
Catering			
Gate Gourmet France S.A.S., Saint Louis, France	50.00	50.00	
Leisure Travel			
Thomas Cook AG, Oberursel	50.00	50.00	31 Oct.
Service and Financial Companies			
AirPlus Air Travel Card Vertriebsgesellschaft mbH, Vienna, Austria	33.33	33.33	

* Included at equity.

Significant associated companies as at 2006*

Name, corporate domicile	Capital Share in %	Voting rights in %	Alternative fiscal year
Passenger Transportation			
British Midland plc, Donington Hall, UK	30.00	30.00	
Swiss International Air Lines AG, Basle, Switzerland	49.00	100.00	
Logistics			
time:matters Holdings GmbH, Düsseldorf	49.00	49.00	
Jade Cargo International Company Limited, Shenzhen, China	25.00	28.57	
MRO			
BELAC LLC, Wilmington, USA	21.05	21.05	
HEICO Aerospace Holdings Corp., Hollywood, USA	20.00	20.00	
Catering			
CateringPor - Catering de Portugal, S.A., Lissabon, Portugal	49.00	49.00	
China Air Catering Ltd., Hong Kong, Hong Kong	50.00	50.00	
CLS Catering Services Ltd., Richmond, Canada	40.00	40.00	
Hongkong Beijing Air Catering Ltd., Hong Kong, Hong Kong	45.00	45.00	
Hongkong Shanghai Air Catering Ltd., Hong Kong, Hong Kong	45.00	45.00	
Inflite Holdings (Cayman) Ltd., Grand Cayman, Cayman Islands	49.00	49.00	30 Sep.
Inflite Holdings (St. Lucia) Ltd., Castries, St. Lucia	49.00	49.00	
Jamestown Investments Ltd., Hong Kong, Hong Kong	37.50	37.50	
LSG Lufthansa Service Hong Kong Ltd., Hong Kong, Hong Kong	38.12	38.12	
Nanjing Lukou International Airport LSG Catering Co Ltd., Nanjing, China	40.00	40.00	
Sancak Havacilik Hizmetleri A.S., Sefaköy-Istanbul, Turkey	50.00	50.00	
Xian Eastern Air Catering Co. Ltd, Xian, China	30.00	28.57	
ZAO Aeromar, Moscow, Russia	49.00	49.00	

* Included at equity.

Ten-year statistics

		2006	2005
Consolidated income statement[1]			
Revenue[2]	€m	19,849	18,065
Result			
Operating result	€m	845	577
Profit/loss from ordinary activities[3]	€m	1,078	719
Profit/loss before taxes[3] [11]	€m	1,129	875
Income taxes	€m	230	262
Result attributable to shareholders of Deutsche Lufthansa AG	€m	803	453
Main cost items			
Staff costs	€m	5,029	4,853
Fees and charges	€m	2,824	2,543
Fuel for aircraft	€m	3,355	2,662
Depreciation, amortisation and impairment	€m	1,051	1,398
Net interest	€m	– 254	– 248
Consolidated balance sheet[1]			
Asset structure			
Non-current assets[6]	€m	12,969	12,318
Current assets[6]	€m	6,492	6,954
of which liquid assets	€m	2,538	3,598
Capital structure			
Shareholders' equity[4]	€m	4,903	4,522
of which issued capital[5]	€m	1,172	1,172
of which reserves	€m	2,648	2,707
of which profit/loss for the period	€m	803	453
of which minority interest	€m	280	190
Debt	€m	14,558	14,750
of which retirement benefit obligations	€m	3,814	4,022
of which financial liabilities[9]	€m	2,956	3,563
Total assets	€m	19,461	19,272
Other financial data Lufthansa Group[1]			
Capital expenditure	€m	1,929	1,829
of which on tangible and intangible assets	€m	1,380	1,221
of which on financial assets	€m	549	608
Cash flow from operating activities	€m	2,105	1,956
Free cash flow	€m	584	815
Indebtedness			
Gross	€m	2,971	3,605
Net[10]	€m	– 101	– 143
Deutsche Lufthansa AG			
Net profit/loss for the year	€m	523	455
Accumulated losses	€m	–	–
Transfer to/withdrawals from reserves	€m	– 202	– 226
Dividends proposed/paid	€m	321	229
Dividends per share proposed/paid	€	0.70	0.50

2004	2003	2002	2001	2000	1999*	1998*	1997*
16,965	15,957	16,971	16,690	15,200	12,795	11,737	11,049
383	36	718	28	1,042	723	1,060	841
954	– 176	1,544	– 378	1,456	983	1,437	1,058
541	– 814	904	– 807	1,189	974	1,251	862
133	164	182	– 202	503	334	519	310
404	– 984	717	– 633	689	630	732	551
4,813	4,612	4,660	4,481	3,625	3,232	2,867	2,823
2,542	2,290	2,239	2,311	2,250	2,095	1,930	1,844
1,819	1,352	1,347	1,621	1,499	908	864	948
1,112	1,930	1,243	1,714	1,022	933	866	862
– 331	– 341	– 415	– 398	– 256	– 219	– 196	– 280
11,543	10,885	12,103	13,244	11,082	9,672	8,713	7,948
6,527	5,847	7,034	4,962	3,728	3,215	3,579	3,712
3,738	2,721	3,638	1,182	970	778	1,667	1,859
4,014	2,696	4,172	3,528	4,165	3,733	3,314	2,694
1,172	977	977	977	977	977	976	976
2,398	2,660	2,431	3,154	2,448	2,084	1,596	1,164
404	– 984	717	– 633	689	630	732	551
40	43	47	30	51	42	10	3
14,056	14,036	14,965	14,678	10,645	9,154	8,978	8,966
4,132	4,327	4,020	3,701	3,354	2,993	2,760	2,578
3,306	3,240	4,713	4,446	2,408	2,300	2,375	2,988
18,070	16,732	19,137	18,206	14,810	12,887	12,292	11,660
1,783	1,155	880	2,979	2,446	1,938	1,898	1,209
1,647	992	646	2,549	1,769	1,338	1,669	1,036
136	163	234	430	677	600	229	173
1,881	1,581	2,312	1,736	2,140	809	1,860	1,997
1,061	1,024	2,813	– 796	444	– 433	773	1,356
3,370	3,312	4,771	4,995	2,444	2,320	2,404	3,043
– 418	591	1,133	3,812	1,475	1,542	737	1,185
265	– 1,223	1,111	– 797	445	402	401	441
–	–	– 797	–	–	–	–	–
– 128	1,223	– 85	–	– 216	– 188	– 187	– 266
137	–	229	–	229	215	215	176
0.30	–	0.60	–	0.60	0.56	0.56	0.46

Ten-year statistics

		2006	2005
Operational ratios Lufthansa Group[1]			
Profit/loss-revenue ratio (profit/loss before taxes[3] [11]/revenue[2])	%	5.7	4.8
Return on total capital (profit/loss before taxes[3] [11] plus interest on debt/total assets)	%	8.2	7.0
Return on equity (Result attributable to shareholders of Deutsche Lufthansa AG[5]/shareholders' equity[4])	%	16.4	10.0
Return on equity (profit/loss before taxes[3] [11]/shareholders' equity[4])	%	23.0	19.3
Equity ratio (shareholders' equity[4]/total assets)	%	25.2	23.5
Gearing[9] (net indebtedness plus retirement benefit obligations/shareholders' equity[4])	%	75.7	85.8
Net indebtedness – total assets ratio	%	– 0.5	– 0.7
Internal financing ratio (cash flow/revenue)	%	109.1	106.9
Net indebtedness – cash flow ratio	%	– 4.8	– 7.3
Revenue efficiency (cash flow/revenue[2])	%	10.6	10.8
Net working capital (current assets less short-term debt)[8]	€bn	– 0.2	0.0
Personnel ratios			
Annualised average employee total		93,541	90,811
Revenue[2]/employee	€	212,196	198,930
Staff costs/revenue[2]	%	25.3	26.9
Traffic data Lufthansa Group[7]			
Total available tonne-kilometres	millions	26,666.8	26,485.6
Total revenue tonne-kilometres	millions	19,215.7	18,726.6
Overall load factor	%	72.1	70.7
Available seat-kilometres	millions	146,719.6	144,181.9
Revenue passenger-kilometres	millions	110,329.5	108,184.5
Passenger load factor	%	75.2	75.0
Passenger carried	millions	53.4	51.3
Paid passenger tonne-kilometres	millions	11,112.3	10,897.5
Freight/mail	t	1,758,968	1,735,771
Freight/mail tonne-kilometres	millions	8,103.4	7,829.1
Number of flights[8]		664,382	653,980
Flight kilometres	millions	794.6	794.1
Aircraft utilisation (block hours)		1,341,810	1,340,948
Aircraft in service		430	432

The figures differ slightly from those published earlier, since they have been rounded off to the nearest million in euros.

* Figures are converted from DM into EUR.

[1] As from the 1997 financial year the financial statements are prepared according to the International Financial Reporting Standards (IFRS).
[2] The figure for 1998 has been adjusted for the changed allocation of commission payments.
[3] From 2005 profit/loss from operating activities before incometaxes (up to 2004 profit/loss before taxes) including other taxes. Previous year adjusted.
[4] From 2005 shareholders' equity including minority interest. Previous years adjusted.

2004	2003	2002	2001	2000	1999*	1998*	1997*
3.2	– 5.1	5.3	– 4.8	7.8	7.6	10.7	7.8
5.8	– 1.7	7.6	– 1.7	10.5	10.0	12.8	10.6
10.1	– 36.5	17.2	– 17.9	16.5	16.9	22.1	20.5
13.5	– 30.2	21.7	– 22.9	28.5	26.1	37.7	32.0
22.2	16.1	21.8	19.4	28.1	29.0	27.0	23.1
92.5	182.4	123.5	213.0	115.9	121.5	105.5	139.7
– 2.3	3.5	5.9	20.9	10.0	12.0	6.0	10.2
105.5	136.9	262.7	58.3	87.5	41.8	98.0	165.2
– 22.2	37.4	49.0	219.6	68.9	190.6	39.6	59.3
11.1	9.9	13.6	10.4	14.1	6.3	15.8	18.1
0.9	– 0.3	– 0.4	– 1.5	– 1.0	– 1.1	– 0.2	0.2
92,743	94,798	94,135	87,975	69,523	66,207	54,867	55,520
132,925	168,326	180,284	189,713	218,633	193,258	213,917	199,009
28.4	28.9	27.5	26.8	23.8	25.3	24.4	25.5
25,950.3	23,237.3	22,755.6	23,941.3	23,562.8	21,838.8	20,133.6	19,324.6
18,445.0	16,226.5	16,080.8	16,186.9	16,918.0	15,529.1	14,170.4	13,620.9
71.1	69.8	70.7	67.6	71.8	71.1	70.4	70.5
140,647.7	124,026.6	119,876.9	126,400.4	123,800.8	116,383.3	102,354.4	98,750.0
104,063.7	90,708.2	88,570.0	90,388.5	92,160.4	84,443.1	74,668.4	70,581.4
74.0	73.1	73.9	71.5	74.4	72.6	73.0	71.5
50.9	45.4	43.9	45.7	47.0	43.8	40.5	37.2
10,484.0	9,137.9	8,922.8	9,105.4	9,251.9	8,458.3	7,474.1	7,071.1
1,752,900	1,580,430	1,624,983	1,655,870	1,801,817	1,745,306	1,702,733	1,703,657
7,961.0	7,088.6	7,158.0	7,081.5	7,666.1	7,070.7	6,696.3	6,548.0
647,785	543,549	517,922	540,674	550,998	655,589	618,615	596,456
798.7	703.6	668.1	687.9	678.0	668.7	636.4	614.6
1,351,932	1,172,034	1,112,062	1,157,982	1,154,442	1,092,893	1,010,897	963,675
377	382	344	345	331	306	302	286

[5] Capital increase by EUR 195,379,200 (76,320,000 shares) in 2004.
[6] Financial statements from 2004 according to new IAS 1 balance sheet standards. Previous years adjusted.
[7] Since 1997 Condor is no longer included, from 2003 including Air Dolomiti, from 2006 including Eurowings and Germanwings.
[8] From 2000 number of flights includes only "real flights". The discontinuation of ground transports particularly by Lufthansa Cargo has led to marked divergences compared to previous year.
[9] Since 2004 net indebtedness plus retirement benefit obligations; previous years adjusted.
[10] From 2005 incl. non-current bonded loans (payable at any time).
[11] Incl. discontinued operations of the Leisure Travel segment.

Glossary

Aviation terminology

Average yields Average revenue earned per unit of output; normally based on total passenger-kilometres or tonne-kilometres sold, but they can also be calculated per unit of traffic volume, e.g. per passenger carried or per kilometre flown.

Block time The time from the moment an aircraft leaves its parking position ("off-blocks time") to taxi to the runway for take-off until it comes to a complete standstill at its final parking position at the destination airport ("on blocks").

Budget/No-frills carriers "No-frills"/Budget carriers are airlines which offer largely low fares but no service whatsoever either on board or on the ground. They fly mainly from small airports in rural locations for example airport Hahn.

Hub Airlines use an airport as central connecting point – a hub. Passengers and goods are transported from the original starting point to the hub. From there passengers and goods are carried to their final destination by a second flight.

Load-factor Measure of capacity utilisation in percent. Ratio of capacity sold (revenue tonne-kilometres) to capacity offered (available tonnekilometres). The passenger load-factor is the proportion of seats sold, the cargo load-factor is the proportion of freight capacity sold and the overall load-factor is the degree of utilisation of total available capacity (i.e. in both passenger and cargo business).

Passenger Transportation segment The Passenger Transportation segment comprises the passenger airlines consolidated in the annual financial statements/interim financial statements: Lufthansa, Lufthansa CityLine, Air Dolomiti and, as of 31 December 2005, the Eurowings Group (incl. Germanwings). SWISS is currently included at equity in the segment result via AirTrust. The published traffic figures comprise the performance data of Lufthansa Passenger Airlines – that is, Lufthansa German Airlines plus its regional partner airlines Air Dolomiti, Augsburg Airways, CityLine, Contact Air and Eurowings.

Seat kilometre/tonne-kilometre Standard output unit for air transportation. A revenue seat/passenger-kilometre (RPK) denotes one fare-paying passenger transported one kilometre. A revenue tonne-kilometre (RTK) denotes one tonne of load (passengers and/or cargo) transported one kilometre.

Financial Terminology

Call option The right to purchase a specified amount of the underlying security within a specified period of time at an agreed price.

Cash flow Measure of a company's financial and earnings potential. It is calculated as the difference between the inflow and outflow of cash and cash equivalents generated from ongoing business activities during the financial year. (See Cash Flow Statement, page 115).

Compliance Institutionalised arrangements for ensuring that a company's management and staff duly comply with all statutory provisions and prohibitions. Lufthansa has established a Compliance Office for this purpose. It maintains an insider directory which comprises all persons with access to insider information. An ad hoc clearing team assembled from various departments monitors issues for their ad hoc relevance.

Deferred taxes Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognised for financial reporting purposes and such amounts recognised for income tax purposes.

Directors' dealings Transactions by members of a company's executive or supervisory board or their family members involving "their" company's securities. Under German law, any such dealings must be disclosed if they exceed EUR 5,000 within a calendar year.

Dividend yield Indicator for assessing the profitability of an investment in equities. It is determined by dividing the dividend by the share price at the close of the reporting year and then multiplying it by 100.

EBIT Financial indicator denoting earnings before interest and taxes.

EBITDA Financial indicator denoting earnings before interest, taxes, depreciation and amortisation. Depreciation and amortisation includes write-downs of tangible and intangible assets and of long and short-term financial assets as well as impairments of investments accounted for using the equity method and of assets held for sale.

Equity ratio Financial indicator expressing the ratio of shareholders' equity to total assets.

Equity method Accounting method for measuring income derived from a company's investment in associated companies or joint ventures. Under the equity method, investment income equals a share of net income proportional to the size of the equity investment.

Free cash flow Financial indicator expressing the cash flow from operating activities remaining in the reporting period after deducting the net cash funds used for investing activities.

Gearing Financial indicator expressing the ratio of net debt plus retirement benefit obligations to shareholders' equity.

Group of consolidated companies Group of subsidiaries included in the consolidated financial statements.

Impairment Unscheduled write-down of an asset if the recoverable amount falls below the carrying amount. The recoverable amount is the higher of an asset's net selling price and its value in use. By contrast, a scheduled write-down of an asset (depreciation or amortisation) is the systematic allocation of the depreciable amount of an asset over ist useful life.

Internal financing ratio Financial indicator expressing the degree to which capital expenditure was financed from the cash flow generated.

Lufthansa Pension Trust Company pension commitments exist for employees in Germany and staff seconded to other countries which are financed largely via provisions for retirement benefit obligations. In 2004 Lufthansa set up a dedicated fund of plan assets with a view to financing future pension payments. The goal is to fully counterfinance the retirement pension obligations within 10 to 15 years. The pension provisions previously reported in the balance sheet were reduced by the value of the Trust's assets as of the cut-off date. Lufthansa intends to transfer an average of EUR 565m each year to the Trust.

Net indebtedness Financial indicator expressing long-term financial debt less liquid funds and securities held as current assets.

Operating result Measure of profitability denoting the result from operating activities less book profits (and losses), write-backs of provisions, currency gains and losses on valuation at the balance sheet date of longterm financial liabilities, and other periodic expenses and income. See also page 76.

Profit-revenue ratio Financial indicator denoting the ratio of the net result to revenue.

Put option Sales option or the associated contract giving the option buyer the right to sell a specified amount of the underlying security within a specified period of time at an agreed price (strike price).

Retained earnings Transfer of profit to shareholders' equity with a view to strengthening a company's financial base.

Return on equity Financial indicator expressing the ratio of net profit to shareholders' equity.

Total shareholder return Financial indicator expressing the overall return that the investor earns from the increase in stock market value or share price plus the dividend payment. The total shareholder return is calculated from the share price at the close of the reporting year plus the dividend paid in respect of the previous year, multiplied by 100 and divided by the share price at the close of the previous year.

Traffic revenue Revenue generated from flight operations. It comprises revenue from transporting passengers and cargo as well as related ancillary services.

Working capital Financial indicator for assessing a company's liquidity, measured as the difference between a company's current assets and its current liabilities.

Credits

Published by
Deutsche Lufthansa AG
Von-Gablenz-Str. 2–6
50679 Cologne

Entered in the Commercial Register of Cologne District Court under HRB 2168

Editorial staff
Frank Hülsmann (Editor), Susanne Brandt,
Deutsche Lufthansa AG, Investor Relations

Photos
Deutsche Lufthansa AG
Martin Jehnichen, Leipzig

Concept, Design and Realisation
Kirchhoff Consult AG, Hamburg

Printed by
Broermann Offset-Druck, Troisdorf

Printed in Germany
ISSN 1616-0231

The Annual Report in German or English is also available on CD-ROM.

The Lufthansa Annual Report 2006 is a translation of the original German Lufthansa Geschäftsbericht 2006. Please note that only the German version is legally binding.

Disclaimer in respect of forward-looking statements

Information published in the Annual Report 2006 with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect", "forecast", "intend", "project", "plan", "estimate" or "intend". These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Financial data 2007/08

Contact

Deutsche Lufthansa AG
Investor Relations

Frank Hülsmann
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-2 80 01
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-2 80 02, -64 70 or -9 09 97
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

You can order the annual and interim reports in German or English via our website – www.lufthansa-financials.com – or from:
Deutsche Lufthansa AG, FRA IR
LAC, Room C6.800, Airportring
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-28 00 8
Fax: +49 (0) 69 696-90 99 0
Email: cgnirsek@dlh.de

Latest financial information on the internet:
http://www.lufthansa-financials.com

2007

8 March Press Conference and Analysts' Conference on 2006 result

18 April Annual General Meeting Berlin

26 April Release of Interim Report January–March 2007

26 July Release of Interim Report January–June 2007

25 Oct. Press Conference and Analysts' Conference on interim result January–September 2007

2008

12 March Press Conference and Analysts' Conference on 2007 result

25 April Release of Interim Report January–March 2008

29 April Annual General Meeting Cologne

30 July Release of Interim Report January–June 2008

29 Oct. Press Conference and Analysts' Conference on interim result January–September 2008

www.lufthansa.com
www.lufthansa-financials.com
http://responsibility.lufthansa.com



Lufthansa Investor Relations

Annual General Meeting 2007

Dear Shareholders,

Our 54rd Annual General Meeting was held on 18 April 2007 in Berlin. A total of 2,173 shareholders and guests, representing 54.14 per cent of Lufthansa's equity capital, attended the AGM in Berlin.
This year 3,674 shareholders took advantage of our online service to order admission tickets or to authorise a proxy nominated by Lufthansa to exercise their voting rights. We would like to thank all those shareholders who used the Internet to register or appoint a proxy and thus helped to reduce the organisational costs of the AGM.

Under the heading "Publications and background information" we have compiled all the information available at the AGM, for example the speech by our CEO and Chairman.
You will also find a short summary of the resolutions and the voting results on this page.

Please make a note of the time and location of the 54th Annual General Meeting:
29 April 2008 in Cologne

Video recording of the speeches

- **A video recording of the speeches by the Chairman of the Supervisory Board Dr. Ing. E.h. Jürgen Weber and the CEO and Chairman of the Executive Board Wolfgang Mayrhuber is now available for viewing on our website. The speeches were interpreted simultaneously from German into English.**

Publications and background information

- **Q&A on dividend payment for the year 2006**
- **Dividend Announcement**
- **AGM-Summary**
- **Report of the CEO and Chairman Deutsche Lufthansa AG Wolfgang Mayrhuber (PDF-File)**
- **Press Release:**
  Mayrhuber: "Our infrastructure on the ground and in the air must be trimmed for more competitive efficiency and this must occur at a swift pace"
- **Background information on AGM 2007 (PDF-File)**
- **Voting results**

Shareholder Service

- **E-mail registration for shareholders**
  Registration to receive special shareholder information via E-mail
- **Share register-service**
  Here you can make changes to your address in the Lufthansa share register
- **Terms on use for participants in e-mail delivery**

Information for our shareholders on the 54th AGM

- **Agenda of the Annual General Meeting 2007**
- **Agenda of the Annual General Meeting 2007 (PDF-File)**

- **Countermotions to the 2007 Annual General Meeting**
- **Shareholders' structure as at 31 March 2007**
- **Information for shareholders on the 2006 result (PDF-File)**
- **Lufthansa Annual General Meeting Key notes from A to Z**



Lufthansa Investor Relations

Dividend Announcement

19.04.2007

Dividend announcement for the financial year 2006

The Annual General Meeting of 18 April 2007 approved the distribution of the balance sheet profit for the 2006 financial year of EUR 320,554,890.60 to pay a dividend of EUR 0.70 per no par-value registered share.

The dividend will be paid out on 19 April 2007 after the deduction of 20% capital gains tax as well as 5.5% solidarity surcharge on the capital gains tax (total 21.1%) as follows:

In the case of registered shares in collective custody, the dividend will be paid out via Clearstream Banking AG, Frankfurt to the depositary banks at which the shareholders' accounts are held.

The payout for those shares which are still held in certificate form will be made on presentation of the dividend warrant No. 9 at the Company's cashier's office or at any of the branches of Dresdner Bank AG.

In the case of shareholders resident in Germany, the dividend will be paid out without any deduction for capital gains tax and the solidarity surcharge if share-holders have submitted a certificate of non-assessment issued by their local tax office to their depositary bank. The same applies in full or in part to sharehold-ers who have submitted a withholding exemption certificate to their depositary bank, as long as the exemption amount stipulated on the form has not already been exhausted by other capital gains.

Cologne, 19 April 2007

Deutsche Lufthansa Aktiengesellschaft
The Executive Board



Lufthansa Investor Relations

Home > News/Up to date > Financial News > Lufthansa Annual General Meeting approves dividend of EUR 0.70

Lufthansa Annual General Meeting approves dividend of EUR 0.70

18.04.2007

AGM Summary

Shareholders attending the 54th Annual General Meeting of Deutsche Lufthansa AG held on 18 April in Berlin voted to approve the dividend of EUR 0.70 per share which had been proposed by the Executive Board and the Supervisory Board. We are thereby continuing to pursue a dividend policy aimed at continuity. Distributions are geared first and foremost to the Group's operating performance and to Lufthansa AG's net profit for the year on which dividend payments are based. The dividend payment will be made on 19 April via Clearstream AG to the accounts held at the depositary banks.

A further item on the agenda at the AGM, besides the approval of the acts and doings of the Executive Board and the Supervisory Board, was once again the extension of the authorisation for the purchase of the Company's own shares. This now applies until 17 October 2008 in an amount not exceeding ten per cent of the Company's share capital at the time of the resolution by the AGM. To date, no use has been made of this authorisation, which was first granted in 2000.
(For details, see Item 6)

The by-election of Dr. Clemens Börsig to the Supervisory Board also met with approval. Dr. Clemens Börsig was elected member to the Supervisory Board for the remainder of Dr. Ackermann's original term of office, i. e. until the end of the 2008 AGM.
(For details, see Topic 5)

The shareholders also approved the amendment to the Articles of Association to adapt them to the law implementing the transparency directive (TUG), which took effect in January 2007. It concerns the electronic information transfer to shareholders when the required consent has been given.
(For details, see Item 7)

The Annual General Meeting appointed PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, to audit the financial statements of the Company and of the Group for the 2007 financial year following the proposal of the Supervisory Board.

More than 2,173 shareholders and guests attended the 54th Annual General Meeting of Deutsche Lufthansa in Berlin. 54.14 per cent of the equity capital was represented. Attendance was thus up significantly on the previous year (36.34 per cent).



Lufthansa Investor Relations

Lufthansa presents Shareholders Record Figures for 2006

18.04.2007

Executive Board proposes a dividend increase of 40 per cent - Mayrhuber calls for an efficient infrastructure as a contribution to consumerism and environmental protection

Lufthansa Chairman and CEO Wolfgang Mayrhuber unveiled record figures to the shareholders at this year's Lufthansa Annual General Meeting in Berlin. "We close the 2006 financial year with one of the best results in the history of our company", said Mayrhuber and went on to add that, "all the business segments have been successful and achieved increases in terms of revenue and results. We want our shareholders to share in this success." A dividend of 70 cent per share will be proposed to the shareholders, which is equivalent to a 20 cent or 40 per cent increase in comparison with the previous year.

Mayrhuber said that Lufthansa started well into 2007. He stated an improvement of the framework conditions in Germany and Europe would be necessary in order to maintain Lufthansa's successful course in the future. The Lufthansa CEO said that, "our infrastructure on the ground and in the air must be trimmed for more competitive efficiency and this must occur at a swift pace," stating that, "this is where politics has a role to play". Mayrhuber also called for more rapid progress in the area of environmental protection emphasizing that, "a harmonization of air traffic control in the EU in the form of the European Single Sky - similar to the Schengen Treaty in Europe - would be the largest environmental protection project in Europe. This would help to reduce the CO_2 emissions by up to twelve per cent. The key to the solution is held by the politicians." The acceleration of infrastructure plans at major airports with capacity bottlenecks and the approval of optimized intercontinental flight routes would also be a major contribution to environmental protection. This would help to prevent traffic congestion that currently results in unnecessary fuel consumption on the ground and in the air and subsequently causes unnecessary CO_2 emissions. Mayrhuber closed his speech by reminding the shareholders at the AGM that, "an efficient infrastructure comes hand in hand with consumerism and environmental protection".

Mayrhuber is convinced that, "the aviation industry will remain a dynamic growth sector for the foreseeable future,' and went on to add that, "there are still great things to come and Lufthansa is well-equipped for the future.'

Deutsche Lufthansa AG
Konzernkommunikation
http://presse.lufthansa.com





Lufthansa Investor Relations

Voting results

54th Annual General Meeting
Wednesday 18 April 2007 in Berlin, International Congress Centrum (ICC)

54.14 % of Lufthansa's equity capital was represented

Agenda	"yes" in per cent	"no" in per cent
2. Appropriation of the distributable profit for the 2006 financial year	99.98	0.02
3. Approval of Executive Board's acts for the 2006 financial year	99.79	0.21
4 Approval of Supervisory Board's acts for the 2006 financial year	99.55	0.45
5. By-election to the Supervisory Board	99.62	0.38
6. Authorisation to purchase own shares	99.04	0.96
7. Amendment to the Articles of Association to adapt them to the law implementing the transparency directive (TUG)	99.96	0.04
8. Appointment of auditors for the annual financial statements in the 2007 financial year	99.92	0.08

‣ **back to overview**



Lufthansa Investor Relations

Agenda of the Annual General Meeting 2007

We hereby invite our shareholders to attend
the 54th Annual General Meeting
to be held
at International Congress Centrum (ICC),
Neue Kantstraße/corner Messedamm, 14057 Berlin,
on Wednesday, 18 April 2007, at 10:00 a.m.

Agenda*

1.
Presentation of the audited financial statements, the approved consolidated financial statements, the management report for the Company and the Group for the 2006 financial year as well as the report of the Supervisory Board

2.
Appropriation of the distributable profit for the 2006 financial year

3.
Approval of Executive Board's acts for the 2006 financial year

4.
Approval of Supervisory Board's acts for the 2006 financial year

5.
By-election to the Supervisory Board

6.
Authorisation to purchase own shares

7.
Amendment to the Articles of Association to adapt them to the law implementing the transparency directive (TUG)

8.
Appointment of auditors for the annual financial statements in the 2007 financial year

* This text is a translation of the original German text.
Please note that only the German version is binding under law.

Notifications pursuant to § 128 (2) German Stock Corporation Act (AktG)

Members of the Supervisory Board of Deutsche Lufthansa AG are also members of Executive Boards of the following financial institutions:
Bayerische Landesbank
Deutsche Bank AG (until 30 June 2006)

A member of the Executive Board of Deutsche Lufthansa AG is also a member of the Administrative Board of the following German financial institution:
Landesbank Hessen-Thüringen Girozentrale

The following company holds an interest in Deutsche Lufthansa AG that has to be reported in acordance with § 21 of Germany's Securities Trading Law (WpHG):
AXA S.A., Paris

The following financial institutions are members of the consortium that carried out the last issue of securities by the Company within the past 5 years:

Deutsche Bank AG
Landesbank Hessen-Thüringen Girozentrale
Morgan Stanley & Co. International Limited
UBS Limited

---

top 

Attendance at the Annual General Meeting

Of the total 457,935,558 no-par value shares issued by the Company, the holders of all are entitled to attend and vote at the time this AGM is called.

Shareholders entitled to attend the AGM of Deutsche Lufthansa AG and to cast votes - either in person or by proxy - are those shareholders whose names are entered in the share register and who register for the AGM no later than 13 April 2007.

The Company will send application and proxy forms, as well as a copy of the agenda of the AGM to the addresses of those shareholders whose names are entered in the share register of the Company on 3 April 2007. The material will include additional information on applications for attendance and on the appointment of proxies.

New shareholders whose names are entered in the share register from 4 to 13 April 2007 can make a written application to attend, stating their shareholder's ID, name, address and date of birth.

Postal address
Hauptversammlung Deutsche Lufthansa AG
c/o ADEUS Aktienregister-Service-GmbH
Strahlenberger Straße 17, 4. OG
63067 Offenbach
Germany

Fax number
+49-69-2562-7049

E-mail
hv-service@dlh.de

Upon notification of attendance at the Annual General Meeting, shareholders' stock will not be blocked from trading, i.e. even after having given notification of attendance shareholders are free to dispose of their shares.

Shareholders entered in the share register may also cast their votes at the AGM via a proxy, a bank or a shareholders' association. In this case, the proxy must register or be registered by the shareholder in good time.

If a bank, etc., is entered in the share register it may cast votes in respect of the shares it does not own only on the basis of a shareholder's authorisation.

Lufthansa is offering its shareholders the option of having authorised Company representatives cast votes on their behalf. Such representatives exercise this voting right only on the basis of instructions issued by the shareholder.

Once again, admission tickets may be ordered and proxies issued with voting instructions for authorised Company representatives using the Internet. Please find further information at www.lufthansa-financials.com, taking the link to "Annual General Meeting".

Queries and Motions

Please send any queries or motions regarding the AGM to the following address only.

Postal address
Deutsche Lufthansa AG
Investor Relations (HV)
50664 Köln
Germany

Fax number
+49 221 826-3646

E-mail
CGNIRAW@DLH.DE

We regret that we are unable to consider motions sent to any other address. Any countermotions received by 3 April 2007, 24:00 hrs, will be made accessible in the Internet at www.lufthansa-financials.com. Any opinions of the management will be published at the same Internet address.

The annual report for the 2006 financial year can also be ordered there and is available for downloading. It can also be obtained as CD-ROM or in bound form by informal order from the above Lufthansa Investor Relations address.

Those shareholders who requested regular forwarding of a copy of the annual report at an earlier point in time, so that their names have been added to our mailing list, will receive the report automatically without renewing their request.

The invitation to attend the AGM appears in the electronic Federal Gazette dated 12 March 2007.

Cologne, 12 March 2007

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

▸ **back to overview**



Lufthansa

Deutsche Lufthansa Aktiengesellschaft
Köln

We hereby invite our shareholders to attend
the 54th Annual General Meeting
to be held
at International Congress Centrum (ICC),
Neue Kantstraße/corner Messedamm, 14057 Berlin,
on Wednesday, 18 April 2007, at 10:00 a.m.



Agenda*

1. Presentation of the audited financial statements, the approved consolidated financial statements, the management report for the Company and the Group for the 2006 financial year as well as the report of the Supervisory Board

2. Appropriation of the distributable profit for the 2006 financial year

3. Approval of Executive Board's acts for the 2006 financial year

4. Approval of Supervisory Board's acts for the 2006 financial year

5. By-election to the Supervisory Board

6. Authorisation to purchase own shares

7. Amendment to the Articles of Association to adapt them to the law implementing the transparency directive (TUG)

8. Appointment of auditors for the annual financial statements in the 2007 financial year

* This text is a translation of the original German text.
Please note that only the German version is binding under law.

Proposals for resolutions on agenda topics

2. Appropriation of the distributable profit for the 2006 financial year

The Executive Board and the Supervisory Board propose that the distributable profit of € 320,554,890.60 stated in the financial statements be used to pay a dividend of € 0.70 per registered share.

3. Approval of Executive Board's acts for the 2006 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Executive Board during the 2006 financial year.

4. Approval of Supervisory Board's acts for the 2006 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Supervisory Board during the 2006 financial year.

5. By-election to the Supervisory Board

By decision of the Cologne Local Court (Amtsgericht Köln), Dr. Clemens Börsig has been appointed member of the Company's Supervisory Board in place of Dr. Josef Ackermann for the period until the 2007 Annual General Meeting (AGM) on 18 April 2007. Dr. Clemens Börsig is now to be elected member of the Supervisory Board by the Annual General Meeting for the remainder of Dr. Ackermann's original term of office, i.e. until the end of the 2008 AGM.

Hence, the Supervisory Board proposes that

Dr. Clemens Börsig,
Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt am Main,

be elected to the Supervisory Board as shareholder representative until the end of the 2008 AGM.

Dr. Börsig's membership of other supervisory boards to be formed pursuant to the provisions of statute (1) or comparable controlling bodies inside and outside Germany (2):

(1) Deutsche Bank AG (Chairman of the Supervisory Board)
Heidelberger Druckmaschinen AG
Linde AG

(2) Foreign & Colonial Eurotrust plc., London (Board of Directors)

The Annual General Meeting is not bound by the election proposal. The Supervisory Board, pursuant to §§ 96(1), 101(1) of Germany's Stock Corporation Act (AktG) and § 7(1), sent. 1, no. 3 of the country's Co-Determination Act (MitbestG), is composed of 10 members to be elected by the Annual General Meeting and of 10 members to be elected by the employees.

6. Authorisation to purchase own shares

The current authorisation granted by the Annual General Meeting of 17 May 2006 on item 6 of the Agenda to permit the purchase of own shares will expire on 16 November 2007. This authorisation has not yet been used. In order to enable the Company to continue to have the opportunity to buy back its own shares, a resolution to cancel the authorisation granted last year and to authorise the Executive Board anew to purchase own shares by 17 October 2008 is to be proposed to the AGM.

The Executive Board and the Supervisory Board, therefore, propose adoption of the following resolution:

That the Company be authorised pursuant to § 71 (1), no. 8 AktG to purchase its own shares by 17 October 2008 in an amount not exceeding ten per cent of the Company's share capital at the time of the resolution by the AGM. The shares may be purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. The price paid for these shares must not be more than 10 per cent higher or lower than the market price. In terms of the aforementioned provision, the market price in the event of a purchase through the stock exchange is to be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or any comparable successor system) on the last five trading days prior to the purchase of the shares. In the event of a purchase by means of a public offer to purchase made to all shareholders, the market price is to be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or any comparable successor system) on the last five trading days prior to publication of the decision to submit this offer.

The Executive Board is to be authorised, with the consent of the Supervisory Board, to sell acquired own shares in another manner than through the stock exchange or by means of a public offer to purchase made to all shareholders, provided that the shares are sold at a price that is not significantly lower than the market price of the same class of the Company's shares at the time of the sale. The subscription rights of shareholders is to be excluded. This authorisation is subject, however, to the condition that the shares excluded under § 186 (3), sent. 4 AktG do not exceed 10 per cent of the share capital, either at the time when this authorisation is granted or at the time when it takes effect. To be set off against this limit of 10 per cent of the share capital are shares that are issued after this authorisation has come into effect by virtue of an authorisation applying at the time this authorisation takes effect or by virtue of a substitute authorisation to issue new shares from authorised capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. This limit of 10 per cent of share capital is to also apply to those shares that are issued or are to be issued in order to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorisation came into effect by virtue of an authorisation applying

at the time this authorisation takes effect or by virtue of a substitute authorisation under the terms of § 186 (3), sent. 4 AktG in exclusion of subscription rights.

The Executive Board is also to be authorised, with the consent of the Supervisory Board, to sell acquired own shares in another manner than through the stock exchange or by means of a public offer to purchase made to all shareholders, wherever this is done for non-cash contributions in the course of acquiring companies, business units or participations in companies; to use acquired own shares to satisfy conversion or option rights that have been granted by the Company or by a subsidiary in which Deutsche Lufthansa AG holds a direct or indirect majority interest, in the issue of bonds or to meet conversion obligations under bonds issued by the Company or by a subsidiary in which Deutsche Lufthansa AG holds a direct or indirect majority interest; or to offer acquired own shares for purchase as staff shares by the staff of Deutsche Lufthansa AG and any affiliated companies. In each case, the subscription rights of shareholders is to be excluded.

The Executive Board is furthermore to be authorised to call in its acquired own shares either in their entirety or in portions subject to the approval of the Supervisory Board with no further resolution of the Annual General Meeting. Such call-in involves a capital decrease. In a departure from this, the Executive Board may determine that the share capital remains unchanged in any call-in and, instead, that the share of the remaining stock in the capital should increase, pursuant to § 8(3) AktG. In such a case, the Executive Board is to be authorised to amend the number of shares specified in the Articles of Association.

The above authorisations may be used, singly or in combination, on one or several occasions, to sell or call in the Company's own shares in their entirety or in portions.

The current authorisation for the purchase of own shares granted by the Annual General Meeting of 17 May 2006 on item 6 of the Agenda and expiring on 16 November 2007 is to be cancelled for the period after the new authorisation takes effect.

Report of the Executive Board on item 6 of the Agenda pursuant to §§ 71 (1), no. 8 and 186 (3), sent. 4, (4), sent. 2 AktG

Under item 6 of the Agenda, it is proposed that the AGM authorise the Company pursuant to § 71 (1), no. 8 AktG by 17 October 2008 to acquire own shares representing up to 10 per cent of the share capital at the time of adoption of the resolution by the AGM, including own shares that have already been acquired or are attributable to the Company. Under the terms of this proposal, the Company may dispose of or issue own shares acquired by virtue of this or another authorisation, partly and in exclusion of the subscription rights of shareholders.

The proposed authorisation to purchase own shares replaces the previous authorisation granted by the Annual General Meeting in 2006. The aim of the authorisation is to enable the Company to use the flexibility of this instrument until 17 October 2008. Own shares may be only purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. In this way, all shareholders are to have the same opportunity to sell shares to the Company wherever the Company makes use of the authorisation to purchase its own shares.

The provisions of statute allow the Company to sell its acquired shares through the stock exchange or by means of a public offer made to all shareholders. Use of this selling option safeguards the rights of shareholders to equal treatment in the reissue of shares. In addition, the authorisation proposed also provides for the Executive Board, with the consent of the Supervisory Board, to sell its own shares acquired by virtue of the authorisation in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that they are sold at a price that is not significantly lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. With this authorisation, which is equivalent to an exclusion of subscription rights, the Company is making use of the scope provided by § 71 (1), no. 8 AktG in application of § 186 (3), sent. 4 AktG to facilitate the exclusion of subscription rights. One object is to enable the Company to offer its shares to institutional investors in particular and/or to expand the shareholder base, in the interests of the Company. Another is to ensure that the Company is able to respond quickly and flexibly to favourable market opportunities. Due account is taken of the interests of the shareholders by providing that the shares may be sold only at a price that is not significantly lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. This authorisation is limited to a total of 10 per cent of the share capital of the Company, both at the time when this authorisation takes effect and at the time when it is implemented. To be set off against this limit of 10 per cent of the share capital are shares that are issued after this authorisation has come into effect by virtue of an authorisation applying at the time the proposed authorisation takes effect or by virtue of a substitute authorisation to issue new shares from authorised capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. Also, this limit of 10 per cent of share capital is to apply to those shares that are issued to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorisation takes effect by virtue of an authorisation applying at the time the proposed authorisation takes effect or replacing such an authorisation under § 186 (3), sent. 4 AktG in exclusion of subscription rights. These offsets are designed to ensure that acquired own shares are not sold in exclusion of subscription rights, in accordance with § 186 (3), sent. 4 AktG, if this would result in the subscription rights of shareholders being excluded for more than 10 per cent of the share capital in direct or indirect application of § 186 (3), sent. 4 AktG for no special material reason. This additional limitation is in the interests of shareholders who, wherever possible, wish to maintain their percentage of shares held.

The Executive Board is also to be authorised, with the consent of the Supervisory Board, to use own shares acquired on the basis of the proposed authorisation as consideration for the acquisition of companies, business units or participations in companies. International competition increasingly requires this form of acquisition financing as well. The proposed authorisation is intended to create the necessary scope for the Company to take quick and flexible advantage of acquisition opportunities that may arise. The proposed exclusion of subscription rights takes due account of this. In determining the valuation ratios, the Executive Board will ensure that the interests of shareholders are adequately safeguarded. The Company will also have at its disposal the authorised capital A for the acquisition of companies, business units or participations in companies. In deciding on which share type is to be used to finance such transactions, the Executive Board will be guided solely by the interests of the Company and of the shareholders. In addition, the Executive Board is to be authorised, with the consent of the Supervisory Board, to use, in the issue of bonds, own shares acquired on the basis of the proposed authorisation to satisfy the rights of owners or creditors or to meet conversion obligations under conversion or option rights and conversion obligations granted or established by the Company or by a subsidiary in which Deutsche Lufthansa AG holds a direct or indirect majority interest. Wherever the Company makes use of this option, no conditional capital increase need be carried out. Hence, the interests of shareholders are not affected by this additional option. Furthermore, the Executive Board is to be authorised to offer acquired own shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. This is to enable the Company to offer shares to its employees without having to resort to authorised capital B. The use by the Company of available own shares instead of resorting to a capital increase or a cash payment may make sense in business terms and, to that extent, the purpose of the authorisation is to increase flexibility.

Finally, the Executive Board is to be authorised to call in own shares acquired on the basis of this authorisation even without a renewed resolution by the Annual General Meeting. In principle, this involves a decrease in the share capital. In a departure from this, however, the Executive Board is also to be authorised to implement the call-in pursuant to § 237(3), no. 3 AktG without a change in the share capital. In such a case, the call-in leads to an increase in the share of the remaining stock in the capital pursuant to § 8(3) AktG. The Executive Board is also to be authorised to amend the number of shares specified in the Articles of Association.

The Executive Board will report on any use made of the authorisation to purchase own shares at the next AGM.

7. Amendment to the Articles of Association to adapt them to the law implementing the transparency directive (TUG)

The digital dispatch of AGM records to shareholders, successfully practised in the past already, is to be possible in the future as well. The law implementing the transparency directive, which came into force on 20 January 2007, requires, as prerequisite for any digital dispatch of AGM records, both the individual consent of each shareholder and the consent of the Annual General Meeting to this type of information transfer. Hence, the option of conveying information to shareholders by remote data transmission is to be anchored in the Articles of Association when the required consent has been given.

Therefore, the Executive and Supervisory Boards propose that the following resolution be adopted:

That Art. 3 of the Articles of Association be supplemented by the following paragraph 2:

"The Company is authorised to convey information to shareholders by remote data transmission subject to their consent."

8. Appointment of auditors for the annual financial statements in the 2007 financial year

The Supervisory Board proposes the appointment of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, as auditors of the annual financial statements for the 2007 financial year.

***

Notifications pursuant to § 128 (2) German Stock Corporation Act (AktG)

Members of the Supervisory Board of Deutsche Lufthansa AG are also members of Executive Boards of the following financial institutions:
Bayerische Landesbank
Deutsche Bank AG (until 30 June 2006)

A member of the Executive Board of Deutsche Lufthansa AG is also a member of the Administrative Board of the following German financial institution:
Landesbank Hessen-Thüringen Girozentrale

The following company holds an interest in Deutsche Lufthansa AG that has to be reported in acordance with § 21 of Germany's Securities Trading Law (*WpHG*):
AXA S.A., Paris

The following financial institutions are members of the consortium that carried out the last issue of securities by the Company within the past 5 years:
Deutsche Bank AG
Landesbank Hessen-Thüringen Girozentrale
Morgan Stanley & Co. International Limited
UBS Limited

***

Attendance at the Annual General Meeting

Of the total 457,935,558 no-par value shares issued by the Company, the holders of all are entitled to attend and vote at the time this AGM is called.

Shareholders entitled to attend the AGM of Deutsche Lufthansa AG and to cast votes – either in person or by proxy – are those shareholders whose names are entered in the share register and who register for the AGM no later than 13 April 2007.

The Company will send application and proxy forms, as well as a copy of the agenda of the AGM to the addresses of those shareholders whose names are entered in the share register of the Company on 3 April 2007. The material will include additional information on applications for attendance and on the appointment of proxies.

New shareholders whose names are entered in the share register from 4 to 13 April 2007 can make a written application to attend, stating their shareholder's ID, name, address and date of birth.

Postal address	Hauptversammlung Deutsche Lufthansa AG c/o ADEUS Aktienregister-Service-GmbH Strahlenberger Straße 17, 4. OG 63067 Offenbach ALLEMAGNE
Fax number	+49-69-2562-7049
E-mail	hv-service@dlh.de

Upon notification of attendance at the Annual General Meeting, shareholders' stock will not be blocked from trading, i.e. even after having given notification of attendance shareholders are free to dispose of their shares.

Shareholders entered in the share register may also cast their votes at the AGM via a proxy, a bank or a shareholders' association. In this case, the proxy must register or be registered by the shareholder in good time.

If a bank, etc., is entered in the share register it may cast votes in respect of the shares it does not own only on the basis of a shareholder's authorisation.

Lufthansa is offering its shareholders the option of having authorised Company representatives cast votes on their behalf. Such representatives exercise this voting right only on the basis of instructions issued by the shareholder.

Once again, admission tickets may be ordered and proxies issued with voting instructions for authorised Company representatives using the Internet. Please find further information at www.lufthansa-financials.com, taking the link to "Annual General Meeting".

***

Queries and Motions

Please send any queries or motions regarding the AGM to the following address only.

Postal address	Deutsche Lufthansa AG Investor Relations (HV) 50664 Köln ALLEMAGNE
Fax number	+49 (0)221 826-3646
E-mail	CGNIRAW@DLH.DE

We regret that we are unable to consider motions sent to any other address. Any countermotions received by 3 April 2007, 24:00 hrs, will be made accessible in the Internet at www.lufthansa-financials.com. Any opinions of the management will be published at the same Internet address.

The annual report for the 2006 financial year can also be ordered there and is available for downloading. It can also be obtained as CD-ROM or in bound form by informal order from the above Lufthansa Investor Relations address.

Those shareholders who requested regular forwarding of a copy of the annual report at an earlier point in time, so that their names have been added to our mailing list, will receive the report automatically without renewing their request.

The invitation to attend the AGM appears in the electronic Federal Gazette dated 12 March 2007.

Cologne, 12 March 2007

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Registered office of the Company: Cologne
Entered in the Commercial Register of the Cologne Local Court (Amtsgericht)
under HRB 2168
Chairman of the Supervisory Board: Dipl.-Ing. Dr. Ing. E. h. Jürgen Weber
Executive Board: Wolfgang Mayrhuber (Chairman), Stephan Gemkow, Stefan Lauer

Annual General Meeting
Report by Chairman of the Executive Board and CEO
Deutsche Lufthansa AG
Wolfgang Mayrhuber
in Berlin
on 18 April 2007

The spoken word is valid

Good Morning, Ladies and Gentlemen,

Dear Shareholders!

I bid you very welcome to our Annual General Meeting at the ICC in Berlin. A very good morning, also, to our shareholders following the AGM webcast on the Internet.

We are very pleased to be able to finally stage our Annual General Meeting in this great city again after an absence of seven years. Berlin is always worth a trip and this applies in particular for Lufthansa. After all, the cradle of our crane is situated right here in the heart of Berlin. This is the place where it learnt how to fly and this is where it has now built itself a considerably large nest.

- Lufthansa has created more than 5,000 jobs here in Berlin-Brandenburg since the reunification of Germany.

- We are one of the largest employers in the private sector in the region and we are represented here with all the business segments of the Group.

- We connect Berlin-Brandenburg to Europe and the rest of the world. We currently operate more than 800 flights per week to and from Berlin with our partners and this figure shall continue to rise steadily during the coming years.
- The new Berlin-Brandenburg International (BBI) major airport is going to make Berlin even more attractive to guests from all over the world, as well as to Lufthansa.

Let us return to our crane. Ladies and Gentlemen, today at the proud old age of 81, your crane is stronger, larger and faster than ever before. Today he is both experienced and curious, he is determined, without undertaking any unnecessary risks, he has endurance and an excellent feel for new hotbeds of success. He is younger than ever, full of ambition and exceptionally popular among customers, shareholders, employees and the people of Berlin. The Berlin Bear and the Lufthansa Crane, two wonderful characters, both unique and special! And in 2006 the crane has truly presented a performance that would have been worthy of a bear.

And that takes us to the business year 2006.

Ladies and Gentlemen,

The year behind us was a good year for the aviation industry and a particularly good one for Lufthansa. The Lufthanseats have once again proven what a well-balanced, excellently qualified and highly-motivated team is capable of. It is a pleasure to work in this environment, in an industry that is important and exciting, but

especially to do so with people that possess such great enthusiasm, that are always ready to accept responsibility and that keep our company moving forward, in order to satisfy you and our customers and to make the dream of flying becomes a reality for more and more people.

Before I comment on the year's results, allow me to start with a brief summary of the good news.

1. Revenue is growing and we have a firm grip on the costs.

2. The profits are on the rise and the same applies for the share price and the dividends. The consistent implementation of our strategy is bearing fruit.

3. The number of passengers has again risen to a record level and the same can be said of the customer satisfaction index. The service offensive is paying off.

4. We are creating new jobs, gaining new business partners and investing in sustainability, as well as in better products and future growth markets. We are working to advance the development of Lufthansa and Germany as a business location.

5. We have made optimal use of the opportunities presented to us by the market and laid the foundations for continued growth by modernizing and expanding our fleet. Therefore, it is not only our result that is consistent, but also our foundations for future success.

At this point, I would like to sincerely thank all of our management and staff, who have contributed to this development,

- after all, they have made it possible for us to be able to present you with an excellent result,
- they have shown that Lufthansa has substance and is well-positioned for the future,
- and that Lufthansa is a company which seizes its opportunities on the market and that has earned its standing as a reliable company.

Let us now move onto some concrete figures:

We close the 2006 business year with one of the best results in the history of our company.

- The operating profit has increased by 46.4 % to 845 million euros.
- The Group result has risen by 77.3 % to a new record level of 803 million euros.
- The passenger figures follow suit, also reaching an all-time high. We welcomed 53.4 million passengers on board, with capacity utilisation hitting a record peak and customer satisfaction earning the highest marks.
- We invested 1.9 billion euros, 53.8 % of which flowed into the modernization and expansion of our fleet.
- We were able to finance these investments entirely from cash flow, which surpassed the 2 billion euros mark for the first time. Therefore, as you can see, our financial base has become even stronger.

- The percentage of equity capital was 25.3 %. We are conducting the Company's business affairs soundly and with foresight.
- The investment credit rating agencies are also highly appreciative of our performance and we are the only European airline to have been awarded an Investment Grade Rating.
- We also have excellent news for you, our dear shareholders, the share price has increased significantly. It rose by 67 % during the past business year and we remain confident that there is still room for further improvement.
- We are also a premium address on the employment market. We received 97,500 applications for the 2,500 new jobs that we created, a clear mark of confidence in the sustainability of your company. We can count ourselves lucky that we are today in a position where we are able to select the very best employees, after all it is they that ensure the success of tomorrow.

All these facts bear witness that the customers, the capital market and the general public have confidence in us.

My dear shareholders, we would also like to honour your confidence in us. On the basis of our good results, I am very pleased to be able to present you with a dividend recommendation of 70 eurocents today. That is 40% more than last year!

Ladies and Gentlemen, we have achieved the good Lufthansa result in an improved economic environment. However, we can safely say that a major proportion of our success has been based on our own performance:

- on the successful cost management in all business segments of the Group,
- on a clear orientation towards the customers by all of our staff,
- on the solid financial structure of the company, which is in accordance with future-oriented investments and
- on the Lufthansa brand, which is stronger than ever.

We shall continue to build on these foundations, as they are the basis for the long-term success of your company.

Ladies and Gentlemen,

The figures for the past business year speak for themselves. All the business segments have performed well and successfully, and they have all increased their revenue and result.

We are particularly pleased with the developments in the airlines, the core business of the Group, the Passenger Business.

- In spite of the heavy competition and the higher oil prices, we have achieved an excellent result that is significantly better than that of the previous year. The traffic revenue is up by 10.4 % to 15.4 billion euros. At the same time, there has been a sustained improvement in the cost structure. Our motto is clear, we save costs to grow and not vice versa. This opens up opportunities to reinvest what has been saved. Reinvestments in perspectives that occur to an equal extent for our customers, shareholders and staff.
- Our offer has continued to improve. We have expanded our network of routes: we continue to grow on the North Atlantic

routes and are continuing to improve our performance in the Asian growth market.

- We have also scored points in our home market, Europe. Our "betterFly" concept has been well received and has therefore been able to be expanded to include many of Lufthansa's European destinations.

- Our policy of operating as a full-line provider is paying off. The early sceptics have been silenced and the feedback from the customers is extremely positive. We offer individual services for individual needs, tailored precisely to suit individual requirements as the occasion warrants. Our service portfolio ranges from the 99 euro bargain and taster fares or fully flexible Lufthansa Classic fares all the way to the comfort and efficiency of Business Class and the top premium First Class product. And for those customers that value their mobility above all else, our service portfolio is rounded off by the unique Lufthansa Private Jet Service, which provides the customers with the opportunity to schedule their flight plans to 1,000 airports in Europe entirely as they please, and can also be combined with our global services. The positive customer response to this service has exceeded our expectations and the number of First Class passengers during the last year also rose by 14.1 %.

- Saving to invest remains one of our mottos. We have even exceeded our target to achieve effective cost savings of 1.2 billion euros with the action plan. Ladies and Gentlemen, as you can see, the crane displays endurance and continues to pursue its aims persistently, with success!

- Let us now turn to our little sister in the south: SWISS has achieved the turnaround and is now operating with considerably more drive. The focus is now on consolidating the successful path that has been set and expanding the offer. Our partnership is functioning on all levels. Everything is working more rapidly and more smoothly than forecast. We are highly pleased with the development of the result at SWISS. The customer response is also extremely positive. The offer and the products shall continue to become more attractive and the team around Christoph Franz shall continue on the path to more success. Yes, the Swiss are once again proud of their SWISS and rightly so. And we are also proud of our SWISS. This was the right step at the right time for all.

- The Budget/"No-frills" segment with Germanwings as a quality brand is also operating successfully. The airline has incorporated 11 new destinations and has grown by number of passengers by more than 31 % - exceeding 7 mio. guests in 2006.

All in all we are highly satisfied with the overall developments in the Airline Segment. The same is true of the development of the Star Alliance. Next month, we will be celebrating the 10th anniversary of the founding of the first, largest and most successful strategic alliance in the world of aviation. The Star Alliance continues to grow further and with it, the network that is available to our passengers. SWISS and South African Airlines joined the Alliance in 2006 and Air China, Shanghai Airlines and Turkish Airlines shall follow this year. Today more than 400 million passengers fly with the Star Alliance every year. An Alliance aircraft takes off or lands

somewhere in the world every three seconds. Together with our partners, we fly to around 850 airports in more than 150 countries.

Ladies and Gentlemen, flying is precision work. Safety and progress require attention to detail and that is one of our many strengths. Therefore we continue to work on technical innovations and operational improvements in operations. We are modernizing our fleet and working towards the 3-litre aircraft. This will benefit the environment and have a positive reflection on our result. Targeted investments in valuable assets have always been and remain a significant foundation for our continued growth. Last year we ordered 62 highly-efficient medium and long haul aircraft. This modernization offensive will give the company an additional push and enable us to achieve more profitable growth. Growth that will not be limited to the airlines alone, but will also benefit all the other business segments. After all, each and every aircraft also creates potential for IT, for LSG, for LCAG and for LHT, and therefore for the entire Group.

And that takes me to the other business segments.

Let us begin with the logistics segment: Lufthansa Cargo had a good business year. There was a significant increase in capacity utilisation and transported freight volumes. Lufthansa Cargo was able to further optimise its network and products, and succeeded in expanding on its strong operating performance from the previous year, in spite of a difficult competitive environment. Our cargo business remains on course for success. This is also true in the Asian growth market, where Lufthansa Cargo assumed a pioneer role in the booming south of China as the first foreign airline to enter into a joint-venture agreement with a Chinese partner in

setting up the Jade Cargo International cargo carrier with Shenzhen Airlines. Lufthansa Cargo has grown more rapidly than the market and has been able to achieve a significant operating positive result of 82 million euros in spite of certain negative effects. Beside the existing partnerships, such as the successful partnership with DHL, Cargo was also able to establish additional partnerships during the previous year. The partnership with SWISS World Cargo is continuing to develop successfully. The strategic partnership with Fraport AG is primarily aimed at securing quality, efficiency and cost structure, to sum it up in one word, competitiveness, in Frankfurt, one of the largest cargo hubs in the world. However, the precondition remains the practical regulation of the night flights.

All in all, Lufthansa Cargo and its newly appointed Chairman, Carsten Spohr, who I would like to take this opportunity to welcome, are at the beginning of a promising business year 2007. We expect that we shall be able to further expand on the strong operating performance from the previous year by improving efficiency. I would like to take this opportunity to wish Mr. Spohr and his team the very best of success. There is a future in logistics and Lufthansa has the competence to continue to develop successfully in this business.

Lufthansa Technik continues to please us. Mr. Henningsen and his crew of technicians have further expanded the solid position of LHT as a global provider of specialized and complete solutions. LHT remains on a course of success. The considerable demand throughout the world for aircraft maintenance remains uninterrupted and this will not change. LHT gained 48 new customers and concluded significant long-term contracts during

the last year: contracts were concluded for technical services to more than 60 aircraft in the Indian growth market alone, with a three-digit revenue volume over the course of the next ten years. The extensive service portfolio from the comprehensive all-round service package all the way to the tailored individual solutions is paying off. We are able to offer the extensive spectrum of services because we possess the necessary know-how. Knowledge is what counts and we have the decisive size – size matters. Our global positioning, clever logistics and unique web connections mean that we are always present on site at the customer.

In addition, LHT is preparing for the technical maintenance of the new Airbus A380. The corresponding maintenance hangars in Frankfurt and Beijing are already being built.

The partnership with Rolls Royce, in the form of the new N3 engine overhaul services centre near Erfurt in Thuringia in eastern Germany, to provide maintenance services for modern jet engines has almost been completed. In addition, LHT is also scoring points with its newly registered patents, web-based customers and process management systems. Lufthansa Technik sets standards with its innovative products.

We expect that the broadly poised successful course of Lufthansa Technik shall also continue during this year.

And that brings me to Lufthansa Systems. Lufthansa Systems has continued to consolidate its position as the leading IT service provider in our industry. Here again, innovations are the driving force behind our success. Important future-shaping products have

been developed, for example, the digital distribution of technical flight documents – in a manner of speaking, the paperless cockpit. With its trend-setting solutions for the aviation industry, Lufthansa Systems has once again further consolidated its market position. The share of revenue from customers outside the Lufthansa Group has grown higher. The operating result fell short of the last year's result due to the high lead costs for development. Mr. Gohde and his team shall lay the foundations for further profitable growth with new products, an improved cost structure and optimised processes. There are many developments to come here.

Let us move on to the next business segment, Catering and thus the "Caterer of the Year 2006": the LSG Sky Chefs.

Mr. Gehl and his chefs have succeeded in achieving the turnaround. We are extremely proud of this and everyone at LSG has reason to be proud of this. Not only the result is a positive one, but the sector has honoured the performance by awarding the prominent quality award. Ladies and Gentlemen, LSG is an example that proves that the courage to adapt pays off. The new Management crew did not give up and succeeded in delivering what we had promised you. Whilst on the topic of the "courage to adapt", I would like to also expressly include the unions in the USA and here in Germany. Success has proven us right. Only profitable jobs have a future. The Management shall waste no time in also turning around the other loss-makers. The revenue at LSG has risen and there has been a sustained reduction of the costs. There has been a significant improvement of the operating result to 50 million euros, which marks a manifold increase in comparison with the previous year:

This has been a result of the economic recovery and the successful restructuring of the segment,

- as well as a result of the streamlining of the business processes and the sustained cost reduction programmes and
- a result of a stronger customer focus

LSG Sky Chefs is the world's market leader for catering in the aviation industry and has a 30 % market share. The established provision of catering services has been extended to include in-flight management. This all-round provider competence, as well as the specific solutions for the budget/no-frills carriers and charter airlines is paying off. Consequently, we have been able to further consolidate our market position in Europe and throughout the world without any considerable capital requirements. And this is precisely what we want, but always within manageable bounds.

Finally and for the last time, let me present you with the results for the Tourism Business Segment. Ladies and Gentlemen, all in all, Tourism has undergone a good development in the business year 2006. The turnaround was achieved successfully. Guest bookings, revenue and profit have risen. However, the tourism industry remains in a far-reaching process of structural change. In view of the impending and necessary structural adjustments and consolidation, targeted investments and the clear prioritisation of resources would be unavoidable in order to consolidate the results and invest in a sustainable strategic orientation. It is on this basis that we have decided to sell our shares in Thomas Cook and have signed the corresponding declaration of intent with KarstadtQuelle in December 2006. This has also occurred in view of our strategy

with regard to a focus and clear orientation towards our core competences with the priority on our core business.

In connection with this transaction, Lufthansa shall also be increasing its direct share in Condor from the current 10 % to 24.9 % and also be assuming the 50 % share previously held by Thomas Cook in SUN EXPRESS, a Turkish airline with a high volume of traffic to Germany. In the meantime the contracts have been signed and the Supervisory Board and cartel advisory committees have granted their approval. We remain convinced that this was the right step, both for Thomas Cook, as well as for Lufthansa. It is intended to reinvest the book gains into the development of the company.

Ladies and Gentlemen,

All in all one can say that all the business segments have worked well, hard and successfully. The concentration on the respective essential factors for success is paying off. We shall continue to implement our strategy in the future and consistently align the portfolio to our core competences, throughout the entire group and in all the business segments. This will enable us to create an increase in value for our company.

Ladies and Gentlemen,

Lufthansa, your company, is a global company. Our business location is Germany and this will not change. Our home market is Europe and our growth market is the whole world. However, in order to be able to share in this growth, the framework conditions here at our business location and home market, therefore Germany and Europe, must be right.

There is a lot happening in Germany and in Europe. Berlin and Brussels seem to have acknowledged the importance of our industry. Jobs, a source of taxes in the country and a brand that exercises a positive ambassador function, all have their value. However, this acknowledgment alone does not suffice. Europe is still well positioned, but we are in danger of underestimating the speed at which others are changing.

- a look at the economic movements in other regions,
- a look at the targeted and immense investments in infrastructure in other regions,
- a look at the demographic shifts throughout the world and
- the realization that the aviation industry is not a one-way street, but can be organized from the respective other end,

should inspire us to quickly find solutions that support rather than hinder sustainable economic development.

Europe has some of the industry's leading manufacturers in the aircraft, jet engine and avionics sectors and Europe has some of the most powerful and competitive airlines with a high level of recognition. Three of the world's largest airports are still in Europe, but the costs of infrastructure are too high and the air traffic control systems are fragmented.

Our infrastructure on the ground and in the air must be trimmed for more competitive efficiency at a swift pace. This is where politics must play a role. In this respect the current political debate with regard to restrictions on fuel gases is even welcomed. It will

illustrate more clearly how efficiently we already operate and, especially, the potential that still exists. It will make it clear that the quickest and most major contribution is to be made by politics itself and is one that can easily be made.

The harmonization of air traffic control in the EU, the European Single Sky, in a manner of speaking, a "Schengen Treaty" of the skies, would be the largest environmental protection project in Europe.

The key here, to reduce CO_2 emissions by 10-12 %, lies in the hands of the politicians. The same applies for:

- the acceleration of infrastructure plans at 'bottleneck' airports,
- the approval of optimised intercontinental routes,
- as well as an end to the 'officially prescribed' clogging of hubs due to the overcontrol of the approach density.

Last but not least it should be pointed out that Europe has always won when it has solved problems with technical solutions. This applies for the passenger vehicle industry in the same way as it applies for the power plants, renewable energy or heat insulation in buildings. And this also and especially applies for the high tech aviation industry.

The aviation industry will not stop at the 3-litre aircraft; direct reduction will always be more effective and sustainable than emissions trading. Europe should not focus on solutions that only have local effect. Environmental protection requires solutions that have a global effect and we are capable of providing these solutions. We would do well in declaring Europe as the solution to the problem for a world population of 6.5 billion people, rather than in declaring it as the problem itself.

Ladies and Gentlemen,

Mobility has always been an indicator for the progress and attractiveness of business locations. That is why we need efficient, quick, unrestricted traffic and global connections. Things are only happening in places where things are moving!

What are we currently experiencing? Traffic jams on the ground and in the air and therefore accompanied by: unnecessary fuel consumption and unnecessary CO_2 emissions: Ladies and Gentlemen, an efficient infrastructure comes hand in hand with the protection of humankind and the environment. This is also a perception that must assert itself in Berlin and Brussels.

Ladies and Gentlemen,

After this brief excursion into the world of politics and environment, I would like to cast a glance into the future: where are we going?

The aviation industry shall remain a growth sector in the foreseeable future. The global economy needs connections. People want to be mobile. We want to provide them with this mobility. Essentially, we intend to grow organically; however, we would also be able to implement mergers like SWISS. This requires an opportunity that is suitable for both sides. We are not short of any fantasies; however, one thing remains clear: we will definitely keep a cool head. As a strategic and industrial investor there are boundaries. We consider ourselves not only as a company that has values, but also one that generates values. We are a company that has growth fantasy and growth potential. Ladies and Gentlemen,

Lufthansa offers its shareholders both – value and growth! Solid and profitable – water drives are not part of our botany.

Lufthansa has had a good start into the new year. We assess the economic framework conditions as positive. We have reason to be optimistic. Lufthansa is well-equipped, for good times, as well as for bad times. The crane is an extremely tenacious bird: it can fly at the same speed for 3,000 km without taking on any nourishment. That pretty much says it all.

Our course is clear: we want to continue to grow in profitability. We want to continue to convince through quality and performance and justify the confidence of our customers and shareholders during the coming years. We shall be innovative and position the successful Lufthansa brand in the world with even greater strength. We have a clear orientation and shall continue to implement our strategies with a stable leadership and a strong team of Lufthanseats

- with employees that are up to the competition,
- that treat the competition with respect, but do not fear it, and that want to convincingly succeed in an open market due to their qualifications, commitment and orientation to service,
- with staff that help to advance your company, our Lufthansa, in good times and in hard times.

We are showing our teeth, but we are not only tooth and nail.

Our target for the business year 2007 is a further improvement of the result. We intend to surpass the one billion euro operating result mark at the latest next year. Therefore it is clear that 2007 will be an exciting and busy year.

My Dear Shareholders, your Lufthanseats are highly motivated and shall continue to give their best. Accompany us on our flight and stay with us, we merit your trust!



Lufthansa Investor Relations

Home > Events > Annual General Meeting 2007

Annual General Meeting 2007

Dear Shareholders,

The deadline for registering to attend the 54rd Lufthansa Annual General Meeting expired on 18 April 2007 and the registration window was closed. Changes in instructions to proxies nominated by Lufthansa are still possible until 17 April, 15:00 CET. This year 3,674 shareholders have used the Internet to order admission tickets or to authorise a proxy nominated by Lufthansa to exercise their voting rights. That represents 16.5 per cent of the total number of registrations received.

We would like to thank all our shareholders who have taken advantage of our online service to register to attend the AGM or to appoint a proxy, and have thus helped to reduce organisational costs.

If you have received an admission card, but now find you are unable to attend the AGM, you may authorise another person to attend and vote on your behalf. Please complete the proxy form on the back of your admission card and hand it over to the authorised person.

The International Congress Center (ICC) will be open from 8.30 hours on 18 April. As we expect about 2,700 participants, we advise you to arrive early to avoid long queues.

If you have any further questions, please contact our **AGM team via our hotline on +49 69 696 28008**. They will be available up to and including 18 April.

Shareholder Service

- **Registration by Internet**
  To issue a proxy and voting instructions
- **E-mail registration for shareholders**
  Registration to receive special shareholder information via E-mail
- **Share register-service**
  Here you can make changes to your address in the Lufthansa share register
- **Terms on use for participants in e-mail delivery**

Information for our shareholders on the 54th AGM

- **Agenda of the Annual General Meeting 2007**
- **Agenda of the Annual General Meeting 2007 (PDF-File)**
- **Countermotions to the 2007 Annual General Meeting**
- **Shareholders' structure as at 31 March 2007**
- **Information for shareholders on the 2006 result (PDF-File)**
- **Lufthansa Annual General Meeting Key notes from A to Z**



Lufthansa Investor Relations

Countermotions to the 2007 Annual General Meeting (AGM)

Dear Shareholders,

Up until the end of the legally prescribed period on 03 April 2007, 24:00 hrs, we did
not receive any counter motions to items on the agenda of the 2007 Annual General Meeting from shareholders.

Deutsche Lufthansa AG
Executive Board

04 April 2007

▸ **back to overview**



Lufthansa Investor Relations

Shareholders' structure at 31 March 2007

31.03.2007

Publication pursuant to sec. 6 (1), sent. 2 of Germany's Aviation Compliance Documenting Act (LuftNaSiG), sec. 30a (1), no. 2 of Germany's Securities Trading Act (WpHG) in conjunction with sec. 30b (1) WpHG

As at 31 March 2007 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	55.9 %
USA	15.5 %
United Kingdom	13.5 %
Belgium	5.2 %
Luxembourg	4.5 %
France	1.9 %
Other	3.5 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 5 April 2007

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

 **Lufthansa**

Information for shareholders on the 2006 result
12 March 2007

Lufthansa continues on a success track The Lufthansa Group performed very well last year, improving its results significantly and increasing value. All business segments were able to contribute to the positive result. The Passenger Transportation segment strengthened its market position in the premium sector, thereby boosting its traffic revenue significantly. Logistics, MRO and IT Services also created value. The Catering segment emerged strengthened from restructuring and achieved good results, especially in the United States. The focus of work in all segments was on higher performance, efficiency and, as a result, profitability.

Key data

		2006	2005	Change in %
Revenue and Result				
Revenue	€m	19,849	18,065	9.9
- of which traffic revenue	€m	15,354	13,904	10.4
Operating result	€m	845	577	46.4
EBIT	€m	1,299	1,069	21.5
EBITDA	€m	2,393	2,500	– 4.3
Net profit/Loss for the period	€m	803	453	77.3
Key balance sheet and cash flow statement figures				
Total assets	€m	19,461	19,272	1.0
Equity ratio	%	25.2	23.5	1.7pp
Net indebtedness	€m	101	143	– 29.4
Cash flow from operating activities	€m	2,105	1,956	7.6
Capital expenditure	€m	1,929	1,829	5.5
Key profitability and value creation figures				
Profit/loss-revenue ratio	%	4.3	3.2	1.1pp
EBIT-margin	%	6.5	5.4	1.1pp
EBITDA-margin	%	12.1	12.6	– 0.5pp
Cash Value Added	€m	552	386	43.0
CFROI	%	10.9	10.7	1.9pp
The Lufthansa share				
Share price at year end	€	20.85	12.51	66.6
Earnings per share	€	1.75	0.99	76.8
Dividend per share	€	0.70	0.50	40.0
Traffic figures				
Passengers	thousands	53,432	51,255	4.2
Freight/mail	thousand tonnes	1,759	1,736	1.3
Passenger load-factor	%	75.2	75.0	0.2pp
Load-factor	%	72.1	70.7	1.4pp
Number of flights		664,382	653,980	1.6
Employees				
Average number of employees		93,541	90,811	3.0

Lufthansa increases revenue and profit and proposes a higher dividend of EUR 0.70 per share Lufthansa Group revenue in the financial year 2006 totalled EUR 19.8bn. That represented a 9.9 per cent increase. The operating result rose to EUR 845m, which was a 46.4 per cent year-on-year improvement. The burden on the results from higher fuel prices (fuel costs were EUR 693m higher) was offset by cost reduction measures and higher traffic revenue (+10.4 per cent). EBIT increased by 21.5 per cent to EUR 1.3bn. Results attributable to Lufthansa shareholders grew by 77.3 per cent to EUR 803m. Overall, value was created once more in the financial year 2006. CVA is positive and amounts to EUR 552m. The Executive Board and Supervisory Board will propose to the Annual General Meeting a dividend of EUR 0.70 per share, an increase of EUR 0.20. Thus, Lufthansa complies to its policy on dividends which is based on the principle of continuity.

Development of revenue and income Operating income grew by 8.4 per cent (6.2 per cent when adjusted) to EUR 21.4bn. This positive development is due to the 9.9 per cent (7.4 per cent) increase in revenue to a total of EUR 19.8bn. Exchange rate translation and transaction effects had a 0.7 per cent negative impact on revenue. The passenger transportation segment accounted for about 65 per cent of external revenue.

External Revenue Share of individual business segments in %


65.1 Passenger Transportation
14.3 Logistics
10.3 MRO
1.4 IT Services
8.9 Catering

In the financial year 2006 the Lufthansa Group increased its capacities by a mere 0.7 per cent in tonne-kilometres offered, yet boosted sales by 2.6 per cent. The resulting traffic revenue rose by 10.4 per cent (6.7 per cent when adjusted) among others in keeping with the positive trend in average yields and totalled EUR 15.3bn. The share of traffic revenue in consolidated revenue increased further and now amounts to 77.4 per cent (previous year: 77.0 per cent).

Operating expenses Operating expenses totalled EUR 20.3m and were thus 6.9 per cent up on the year (5.0 per cent when adjusted).

Of the cost blocks that make up operating expenses the cost of material and services shows the highest rate of increase with 14.4 per cent (adjusted: 11.6 per cent) to EUR 10.3bn. Fuel costs were the main cause. Staff costs rose by 3.6 per cent (adjusted: 1.4 per cent) to EUR 5.0bn. Depreciation in 2006 amounted to EUR 1.1bn, or 3.9 per cent (adjusted: 5.8 per cent) less than in the previous year. Other operating expenses at EUR 3.9bn were 4.8 per cent (adjusted: 5.2 per cent) higher on the year.

Operating expenses

	2006 in €bn	2005 in €bn	Change in %
Cost of materials and services	10.3	9.0	14.4
- of which aircraft fuel	3.3	2.7	26.0
- of which fees and charges*	2.8	2.5	11.0
Staff costs	5.0	4.8	3.6
Depreciation and amortisation	1.0	1.4	– 24.8
Other operating expenses	6.7	6.0	12.4
- of which sales commissions to agencies	0.6	0.7	– 4.4

* The security charge levied at German airports (EUR 153m in 2006, EUR 116m in 2005) is included. The collection of this item was credited to income.

Action Plan successfully completed Lufthansa has successfully completed its action plan to cut costs between 2004 and 2006. The aim was to achieve over a period of three years sustainable cost savings of EUR 1.2bn. The focus of savings achieved was on external and internal suppliers, whereas staff and production did not quite achieve their targets. Even so, the overall cost base was reduced by a total of EUR 1.23bn and the target was exceeded.

Action Plan


€512m
171%
External providers
€300m
Production framework/ processes
€300m
€310m
103%
Internal providers
€300m
€196m
65%
Staff
€300m
€208m
69%
2004/2005:
€788m
2006:
€438m
€1,23bn sustainable cost reductions

Financial result and EBIT Income from subsidiaries, joint ventures and associates in the reporting year were positive at EUR 305m compared with EUR 393m in the previous year. It was therefore EUR 88m lower than in 2005. But the previous year's fine result was due to the one-off effect of EUR 291m resulting from the first-time valuation of Swiss International Air Lines AG using the equity method.

After signing the letter of intent for the sale of Thomas Cook AG, the income from subsidiaries, joint ventures and associates of Lufthansa no longer includes the at equity result of Thomas Cook. This will be listed separately below the result after taxes.

Other financial items, including write-downs of non-current and current financial assets and the negative result from the measurement of derivatives at fair value, totalled EUR –84m (previous year: EUR –43m).

Excluding the Thomas Cook group contribution, EBIT, which takes income from subsidiaries, joint ventures and associates into consideration, amounted to EUR 1.3bn and EUR 230m or 21.5 per cent up on the year. The negative net interest was EUR 254m, or EUR 6m higher than the previous year.

The financial result in the year under review – EUR –33m – has returned to a normal level after a one-off effect in income from subsidiaries, joint ventures and associates led in the previous year to a positive financial result of EUR 102m.

Value Creation In 2006 the Group earned a CVA (Cash Value Added) of EUR 552m, up 43 per cent on the previous year. Lufthansa Passenger Airlines boosted value creation from EUR –53m to EUR 317m. Lufthansa Cargo created value in spite of special burdens and earned a CVA of EUR 37m. Also, Lufthansa Technik's EUR 85m CVA is at a high level, despite being below that of the previous year. Similar to this, Lufthansa Systems also earned a positive CVA of EUR 32m again. LSG Sky Chefs expects to do so from 2007. In 2006 its CVA was still EUR – 50m.

Capital expenditure/cashflow/asset and financial position In the financial year 2006 the Lufthansa Group invested a total of EUR 1.9bn, including EUR 1.0bn on four Airbus A340-600s, two Airbus A319s, twelve Canadair Regional Jet 900s and downpayments for aircraft and spare engines. A total of 17 aircraft – two Airbus A310-200s, thirteen Canadair Regional Jet 200s and two ATR700s – were sold. The resulting income from the disposal was EUR 28m.

The significantly improved 2006 result led to an increase in cash flows from operating activities of 7.6 per cent or EUR 149m to EUR 2.1bn. The total assets rose fairly moderately by 1.0 per cent or EUR 189m to EUR 19.5bn. The equity ratio rose to 25.2 per cent from 23.5 per cent at the end of 2005. The 65.6 per cent share of non-current liabilities in the total assets was 1.7 percentage points higher than the previous year's 63.9 per cent.

Synergies from SWISS are significantly higher than anticipated The integration of SWISS is already showing clear signs of success. Cooperation is proving very successful. Neighbouring traffic has been optimized and schedules have been harmonised, for example. In sales too, forces have been joined and our respective strengths utilised. Over the reporting period synergies totalling EUR 202m were achieved, compared with the EUR 72m originally planned.

Sale of Thomas Cook On 22 December, Lufthansa and KarstadtQuelle signed a letter of intent according to which Lufthansa is to sell to KarstadtQuelle its 50 per cent shareholding in the Thomas Cook AG leisure travel group. At the same time Lufthansa will increase its shareholding in Condor Flugdienst GmbH from 10 per cent to 24.9 per cent and take over Condor's equity holding in the Turkish airline Sun Express. The agreement is subject to approval by the Lufthansa Supervisory Boards and KarstadtQuelle and by the anti-trust authorities. The transactions are due to be closed in the first quarter of 2007.

Group outlook The year 2006 was characterised by a perceptible recovery in demand for air transport services. All Lufthansa Group companies benefited and laid a firm foundation for further growth in line with the market. The expected ongoing international economic upswing in 2007 and 2008 and the continued promising outlook for the euro area in general and Germany in particular will benefit all Lufthansa Group companies. The volatile oil price continues to be a burden. The Group's market environment also continues to face strong competition and the resulting pressure on prices and revenue. The Group has faced up to these challenges successfully, however, with effective programmes to boost productivity and earnings.

All business segments plan to continue increasing their profitability and creating value in the years ahead. The core business Passenger Transportation business will continue to grow in line with demand with a clear focus on the growth markets in Asia and Eastern Europe and on the premium segment.

Provided no burdens are imposed by an exorbitant increase in oil prices or by other critical incidents and provided the course of economic development proceeds as predicted, Lufthansa anticipates for 2007 an operating result that is higher than the previous year's. Including SWISS as a fully consolidated company, the operating result will show even further improvement. For 2008 the Lufthansa Group anticipates further improvements in results along with achieving at the same time the Group's target of a EUR 1bn operating result. The inclusion of SWISS is expected to increase the Group's consolidated result in 2008, too.

You will find the complete Annual Report on our website www.lufthansa-financials.com or you order the print version via our Internet order service or by Fax +49 (0) 69 696 - 909 90.



Lufthansa Investor Relations

Lufthansa Annual General Meeting Key notes from A to Z

Access code

Shareholders, who have not yet registered for e-mail delivery, will receive their access code by mail together with their invitation to the AGM. Those, who gave their permission via e-mail-registration for shareholders choose their personal access code when registering and can use it to run through the functions of the shareholders' service. New shareholders, joining after AGM, will get their shareholder ID and access code in an additional welcome mailing.

Address - Change of address

Should your address differ from that on the invitation to the AGM, please use the link to **Shareholders' service** in "Services" to enter the correct details. Any change of name in the share register can only be made by your depositary bank. For any such amendments, please contact your bank manager.

Annual Report

The Annual Report 2006 is on web as a **pdf file** file (See "Reports"). It will be available in print form shortly before the AGM. Order it online on our website via "**Service > Order Service**" or send us a fax on +49 (0) 69 696 90990, or e-mail an order to **hv-service@dlh.de**.

Attendance

To be entitled to attend the Annual General Meeting, shareholders must register for the AGM no later than 13 April 2007 and have had their stockholding entered in the share register by that date.

Countermotions

Any countermotions submitted by shareholders for the AGM agenda up to 3 April 2007 will be published on the Internet insofar as they can be made accessible. Management comments on those motions will be available on the same website. The newly amended German Stock Corporation Act (AktG) no longer provides for despatch of counter motions in printed form.

Deadlines

The final date to apply for registration is 13 April 2007. Later applications can unfortunately no longer be considered. However, you may amend instructions to a Lufthansa-nominated proxy on the Internet up to 3:00 PM on 17 April 2007.

Dividend

Again, Lufthansa shareholders are set to benefit this year from the Group's good results. The Executive Board and Supervisory Board are to propose a per-share dividend of 0.70 Euros cents at the Annual General Meeting on 18 April 2007. **more...**

Entry checks

Please have your entry documents ready on entering the rooms of event. At one of the "Umtausch Eintrittskarten" counters, those documents will be used to record your entry and hand over your voting card block.
Entry documents in deposit can be picked up at the counter in the entrance hall. To receive a document you need a personal ID like a passport.

Instructions

You can instruct your proxy to vote in accordance with your instructions on registration form (Part 2). You can do the same on the Internet but only when transferring your voting rights to the voting representatives of Lufthansa.

Instructions once issued can be changed up to 3:00 PM on 17 April 2007. Shareholders registering on the Internet can change their instructions on the Internet; those, who have registered on the registration form, should e-mail any required changes to **hv-service@dlh.de** or fax them to +49 (0)221 826 3646, stating the following:
Change in instructions at the Lufthansa Annual General Meeting, new instructions, shareholder number, first name, surname, date of birth and signature.

Internet

This year as well, you can use our Internet page www.lufthansa-financials.com to order your admission ticket or issue a proxy along with voting instructions to the representatives of Deutsche Lufthansa AG. The quickest way to get information and do so, please click "**Annual General Meeting**" and start with the "**Service > Shareholders' service > Registration by Internet**".

If you wish to dispense with paper-based letter entirely in future, please give us your permission, using the "**E-mail registration for shareholders**", to e-mail you your invitation. After Annual General Meeting this service among others would be at your disposal by using the navigation via "**Service > Shareholders' service**".

Invitation

Shareholders entered in the share register on 15 March 2007 receive their invitation in the second half of the month. Shareholders entered in the register between 16 March and 3 April 2007 will receive their invitations in another mailing at the beginning of April. Shareholders entered after 03 April 2007 can simply register for the AGM in writing until 13 April 2007 (See "**Registration for AGM**").

Journey - how to get to the International Congress Centrum, Berlin

The ICC is located at the Exhibition Grounds operated by Messe Berlin. It is easy to reach by car, rail, bus and tram or by plane, due to excellent road and rail links. A location plan can be found **here** and on your admission ticket.

Use your admission ticket also as a pass for free travel to and from the AGM, valid on public transport services in the Berlin tariff area ABC on 18 April 2007.

Please personalise the ticket before entering the transport unit and carry along a personal ID like a passport. If you have questions about timetables or the route system, please call +49 (0)30 19 449 or visit the public transport webpage **www.vbbonline.de**.

Leaving the AGM prior to voting

You may authorise another AGM attendee or the Lufthansa voting representatives to exercise your voting rights, if you wish to leave the AGM prematurely. Please note that the back cover of the voting block can be used to prove your attendance at the AGM in your tax return, so don't forget to detach it.
To transfer your voting rights to a personal representative, every voting card block contains a "Proxy" card, on which you can enter the representative's name, surname and address. After signing the card, remove it from the voting card block and hand the block to your elected representative. Should you also wish to issue voting instructions to your proxy, enter the details beforehand on the voting card (usually, Card T). The same procedure applies when appointing a proxy from a bank or shareholders' association. Please deposit the "Proxy" card at the counter "Abmeldung / Vollmachten" to allow the staff there to register the dates of your representative.
If you wish to transfer your voting rights to the Lufthansa representatives, please fill in the "Proxy with Instructions" card. Should you wish to support the management proposals, simply tick the applicable box on the card. Please sign the "Proxy with Instructions" card and hand the entire voting card block to the staff at the counter "Abmeldung / Vollmachten". Take off the backcover for personal use.

Parking

There are limited free parking lots in the ICC car park available. For participants with severe disability, there are also reservated parking spaces available.
Please observe the **location plan** which is also printed on your admission ticket.

Registration for the Annual General Meeting

You can order admission tickets to the AGM via internet or in written form. For written applications, please use the form enclosed with your invitation (do not forget your signature) and the enclosed postage-free envelope. To use the internet functions, please link to the "**Annual General Meeting**" and click "**Registration on the Internet**". After entering your shareholder ID and access code, the system will guide you easily through the procedure.
New shareholders whose names are entered in the share register between 04 and 13 April 2007 can make a written application to attend the AGM, stating their shareholder ID, name, address and date of birth:

Postal address Hauptversammlung Deutsche Lufthansa AG
c/o ADEUS Aktienregister-Service-GmbH
63067 Offenbach
GERMANY

Fax +49-69-2562 7049

E-Mail **hv-service@dlh.de**

Shareholder ID

You will find your Shareholder ID in your invitation to the AGM. To facilitate communications year-round, we recommend that you file your Shareholder ID together with the other documents relating to your securities account.

Start of AGM

the ICC from 8:30 AM. To avoid any waiting, you are advised to arrive early.

Transfer of voting rights after obtaining an admission ticket

You can pass on your voting rights to a representative, if you are prevented from attending the AGM. If you intend to retain the option of attending the AGM personally but want to ensure that your voting rights are in any event exercised, you should - to be on the safe side - authorise the voting representatives of Lufthansa.
Up to the deadline for registration at the AGM, you can then withdraw that authorisation by ordering an admission ticket for yourself. For your personal proxy, you can order an admission ticket via Internet or on registration form (1b).
To authorise the voting representatives of Lufthansa you can also use the internet or registration form (2a). Please remember to issue instructions on how to vote on the individual points on the AGM agenda so that the voting representatives of Lufthansa will also know how to exercise your voting rights. Changes of these instructions can be made until 17 April 2007, 3:00 PM.

If you want to authorise a bank or a shareholders' association to vote on your behalf, you wouldn't find an online function. When required, please ask for a form. Useful additional information you will find at "**Terms of use for participants in e-mail delivery**", at our website. Here you will also find step-by-step all the important information you need to know about our AGM.

Transfer of voting rights after obtaining an admission ticket

If you are prevented at short notice from attending the AGM, you can name a personal representative to act as proxy on the back of your admission ticket.
Prior to the deadline for registration, you can also use the admission ticket to authorise other representatives; simply mail the admission ticket with proxy and voting instructions to
- the voting representatives of Lufthansa (in the enclosed postage-free envelope)
- the address of the the bank you have authorised as proxy
- the address of the shareholders' association you have appointed as proxy

For any further details, please phone our dedicated hotline - +49 (0)69 696 28008 or send an e-mail to **hv-**

service@dlh.de

Voting

The voting at the AGM will be made by registered and present natural persons
- shareholders
- personal representatives of the shareholders
- institutional representatives of the shareholders (banks or shareholders' associations)
- voting representatives of Lufthansa according to delegated authorisations and instructions
being entitled to access their voting rights

Voting card block

You will get your voting card block at the counter "Umtausch Eintrittskarten" in exchange for your entrance ticket.

Voting rights

Your holdings entered in the share register on 13 April 2007 determine your voting rights. But voting rights can be exercised only if you register by ordering an admission ticket or authorising a proxy no later than 13 April 2007 and if those rights are represented at the AGM.

▸ **back to overview**



Lufthansa Background

A STAR ALLIANCE MEMBER

Lufthansa Aviation Group | Passenger Business | Logistics | MRO | Catering | IT Services

Berlin, April 18, 2007

The Lufthansa Share

Share capital of Deutsche Lufthansa AG
1,172,315,028 Euro
Lufthansa's share capital is divided into 457.9 million registered non-par value shares.
About 353,500 shareholders are recorded in Lufthansa's shareholders' register.
24.0 per cent of Lufthansa's share capital is held by private stock owners, 76.0 per cent by institutional investors.

Shareholder structure (as of March 31, 2007)
100 % free float
of which AXA Group: 10.56 %

Shareholder structure by nationality (as of March 31, 2007)

Germany	55.9 %
USA	15.5 %
UK	13.5 %
Belgium	5.2 %
Luxembourg	4.5 %
France	1.9 %
Other Countries	3.5 %

Dividend Payments 1999-2006

Year	1999	2000	2001	2002	2003	2004	2005	2006
Dividend in EUR	0.56	0.60	-	0.60	-	0.30	0.50	0.70*
Dividend payment in EUR mill.	214.6	229.0	-	229.0	-	137.0	229.0	320.6*

* Proposal

Financial Data 2007/2008

2007

April 26	Release of Interim Report January – March 2007
July 26	Release of Interim Report January – June 2007
October 25	Press Conference and Analysts' Conference on Interim Report January – September 2007

2008

March 12	Press Conference and Analysts' Conference on 2007 result
April 25	Release of Interim Report January – March 2008
April 29	Annual General Meeting, Cologne
July 30	Release of Interim Report January – June 2008
October 29	Press Conference and Analysts' Conference on Interim Report January – September 2008



Lufthansa Investor Relations

New aircraft for Lufthansa regional fleet

17.04.2007

Supervisory Board approves order for 45 new jets

At its meeting today, the Lufthansa Supervisory Board approved an order for 45 short-range aircraft. From the end of 2008, Lufthansa will thus take delivery of 30 regional jets of the Embraer 190 family and 15 regional jets of the Bombardier CRJ900 family.

The new aircraft will become part of the modern and efficient regional fleet that Lufthansa deploys on its European routes and for feeder flights. This enables the airline to connect further regions with Lufthansa's global route network via its hubs and gives Lufthansa customers access to 192 destinations in 78 countries worldwide. Operating an attractive and competitive regional fleet will enable Lufthansa to maintain growth, grasp opportunities and create new perspectives for its employees.

The aircraft order marks a further milestone in the ongoing modernisation and expansion of the Lufthansa fleet. The Embraer 190 family can accommodate about 100 passengers, while the Bombardier CRJ900 family has about 90 seats. Both jet families are highly fuel efficient with a consumption of less than four litres to carry one passenger at a distance of 100 kilometers and have low noise and emission levels. This puts them at the forefront in terms of environmental compatibility and ecological efficiency.

Lufthansa's regional fleet currently comprises 145 aircraft, including twelve jets of the CRJ900 family. Lufthansa was the first airline that deployed jets on its regional routes. Now Lufthansa is assuming again the leadership in fleet modernisation.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com



Lufthansa Investor Relations

Foreign shareholders exceed 45 per cent of Deutsche Lufthansa AG stock

16.04.2007

Adhoc Release pursuant to §15 of the Securities Trading Act (WpHG)

As today, 45.75% of the shareholders recorded in Deutsche Lufthansa AG's shareholders' register are not German nationals or not companies domiciled in Germany.

The company notes that the proportion of foreign shareholders may not exceed 50 per cent of its share capital in order to retain its operating licence under European law and its air traffic rights to fly to international destinations outside Europe. That is why the company is entitled by the provisions of the German Aviation Compliance Documentation Act (LuftNaSiG) to take a number of measures to ensure that its shareholder structure remains predominantly German. Details of these provisions are available on the company's website at **www.lufthansa-financials.com**. The current increase is in particular due to extensive trading and registration activities in the run-up of the annual general meeting. The company continues to place its confidence in the self-regulation of the capital market. However, the company would like to point out that shares with restriction on transferability can only be registered if shareholder data is available in full.

This release is issued in accordance with §6 (2) LuftNaSiG in combination with §15 WpHG.

§6 (1) LuftNaSiG requires Deutsche Lufthansa AG to report on the nationality of its shareholders every quarter. When certain thresholds for the number of shares held by foreign shareholders are reached, §6 (2) LuftNaSiG also provides for an obligatory disclosure pursuant to §15 WpHG.



Lufthansa Investor Relations

Lufthansa passenger record in first quarter

12.04.2007

Lufthansa Cargo also off to good start in 2007

Lufthansa lifted the passenger count in the first quarter by eight per cent on the year-earlier level. The figures demonstrate that the Aviation Group is continuing on the growth path in 2007 after posting an all-time high in passenger numbers in the previous year. From January through to March, 12.3 million people flew with Lufthansa. Capacity in the first three months was up by 4.6 per cent. Sales were up by a higher 8.5 per cent, lifting the passenger load factor by 2.6 percentage points to 74.5 per cent.

Lufthansa Cargo also increased sales. The air cargo carrier transported 427,000 tonnes of freight and mail in the first quarter, a year-on-year increase of 4.1 per cent. The cargo load factor rose to 69.1 per cent.

Overall capacity utilisation in the passenger and airfreight business improved by 1.6 percentage points in the first quarter.

The Lufthansa Group will be publishing the first-quarter figures on 26 April 2007. They will be available for download at **www.lufthansa-financials.de**.

Lufthansa Group	Jan.-Mar. 2007	Jan.-Mar. 2006	Year-on-year change in %
Passengers (1,000s)	12,329	11,412	+ 8.0
Available seat-kilometres (mill.)	35,028	33,486	+ 4.6
Revenue pax-kilometres (mill.)	26,109	24,066	+ 8.5
Passenger load factor in per cent	74.5	71.9	+ 2.6P.
Freight/mail (in 1,000 tonnes)	427	410	+ 4.1
Cargo load factor in per cent	69.1	68.3	+ 0.8P.
Available cargo tonne-kilometres (mill.)	6,382	6,114	+ 4.4
Revenue cargo tonne-kilometres (mill.)	4,605	4,315	+ 6.7
Overall load factor in per cent	72.2	70.6	+ 1.6P.
Number of flights	163,047	156,437	+ 4.2

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com



Lufthansa Investor Relations

Monthly Report 03/2007

- Investor Info
- Traffic Figures

Investor Info


80
75
70
% 65
60
55
50
73.1
77.1
70.0
71.2
72.0
74.0
Seat LF
Cargo LF
Group LF
2006
2007

Heavy traffic in March 2007
Like previous months, March 2007 was a month of heavy traffic. Nearly 4.7 million passengers, 10.5 per cent more than in March 2006, used the 57,889 Lufthansa flights. Capacity was 3.9 per cent higher and sales disproportional high (+9.6 per cent). As a result, the passenger load factor increased significantly by four percentage points to 77.1 per cent.

This pleasing trend is reflected in all traffic regions. In Europe 11.2 per cent more passengers flew with Lufthansa than in the same period in the previous year. A generous capacity boost (+10.6 per cent) was more than taken up by even brisker demand (+15.2 per cent), triggered in part by betterFly fares. The passenger load factor clocked up an extra 2.5 percentage points to 64.5 per cent. In the Americas traffic region 7.1 per cent more passengers were carried while capacity was more or less constant (+0.4 per cent). The passenger load factor was 85.1 per cent, up by a strong 4.7 percentage points.

Capacity sold well in the Asia/Pacific traffic region too. Passenger numbers were up 9.0 per cent, while the passenger load factor rose by a bumper 5.7 percentage points to 84 per cent. The Middle East/Africa traffic region showed a similar trend, with the passenger load factor up 5.8 percentage points on the year to 73.8 per cent.

In March 2007 Lufthansa Cargo carried 1.9 per cent more freight and mail as 12 months earlier, so the slight increase in capacity (+0.8 per cent) was more than placed in the market. Sales were up by 2.7 per cent. Capacity was transferred competition-oriented from the Asia/Pacific to the Americas traffic region, and capacity utilisation improved in both regions as a result. Across all traffic regions the cargo load factor rose by 1.2 percentage points to 71.2 per cent.

The overall load factor showed an improvement of two percentage points to 74.0 per cent.

A380 route proving programm successfully concluded
The wide body aircraft Airbus A380 was tested from 17 until 28 March on the routes from Frankfurt to New York, Chicago, Hong Kong, Washington and Munich. The aircraft's manoeuvrability and the cabin comfort were praised for example. Lufthansa has ordered a total of 15 A380 which will operate from summer 2009.

Lufthansa and Turkish Airlines are starting their cooperation
The signed codeshare agreement in December with Turkish Airlines took effect from 25th of March. In addition to an enlarged network, increased frequencies and better connections are the positive consequences of the cooperation.

Lufthansa Technik receives major maintenance order from Cathay Pacific
Lufthansa Technik is taking over the maintenance and overhaul of the PW4000-engines for 15 Boeing 747-400. The ten-year contract has a volume of more than USD 300 million. An additional contract about six new Boeing freighters is in final preparations.

Lufthansa Cargo creates Competence Centers
In new Competence Centers Lufthansa Cargo will bundle expertise for special shipment. The objective is to improve customer service via products that are exactly tailored to their needs, and to expand its market position and quality leadership in the special freight segments (animals, valuable cargo, airmail and temperature-sensitive goods).

LSG Sky Chefs extends position in China
LSG Sky Chefs has signed a joint venture contract with China National Aviation (Group) Limited to establish a frozen-meal plant facility in Qingdao. The company with an initial capacity of about 35,000 deep-frozen airline meals per day shall meet the growing demand for airline catering in the Asia/Pacific region.

The antitrust authorities approve sale of Thomas Cook
On March 26 the antitrust authorities approved the acquisition of the 50 percent stake held by Lufthansa in the leisure travel group Thomas Cook by KarstadtQuelle AG. The transaction is now legally effective.

Shareholders' structure as of 31 March 2007
At the end of the first quarter 2007, German shareholders held 55.9 per cent of Lufthansa's share capital, followed by investors from the US with 15.5 per cent and UK with 13.5 per cent.

Financial data in April
Lufthansa invites to the Annual General Meeting on 18 April in the International Congress Center in Berlin. The Interim report for the first quarter will be published on 26 April at 08:30 CET on our website **www.lufthansa-financials.com**.

The next **Investor Info** with the traffic figures for April will be published on 10 May 2007.

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Traffic Figures

Lufthansa Passenger Airlines*	March 2007	Yoy %	Cumulative	Yoy %
Passengers in 1,000	4,668	+ 10.5	12,329	+ 8.0
Available seat-kilometres (mio)	12,426	+ 3.9	35,028	+ 4.6
Revenue pax-kilometres (mio)	9,585	+ 9.6	26,109	+ 8.5
Passenger load-factor (%)	77.1	+ 4.0P.	74.5	+ 2.6P.
Number of Flights	57,889	+ 6.5	157,845	+ 4.8
Lufthansa Cargo AG	**March 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	160	+ 1.9	427	+ 4.1
Available Cargo tonne-km (mio)	1,042	+ 0.8	2,857	+ 3.2
Revenue Cargo tonne-km (mio)	742	+ 2.7	1,975	+ 4.5
Cargo load-factor (%)	71.2	+ 1.2P.	69.1	+ 0.8P.
Number of Flights	1,883	- 13.3	5,202	- 10.6
Lufthansa Group	**March 2007**	**Yoy %**	**Cumulative**	**Yoy %**

Available tonne-kilometres (mio)	2,308	+ 3.6	6,382	+ 4.4
Revenue tonne-kilometres (mio)	1,708	+ 6.5	4,605	+ 6.7
Overall load factor (%)	74.0	+ 2.0P.	72.2	+ 1.6P.
Number of Flights	59,772	+ 5.8	163,047	+ 4.2

Traffic regions

Europe (incl. Germany)	**March 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	3,655	+ 11.2	9,518	+ 8.1
Available seat-kilometers (mio)	4,055	+ 10.6	11,138	+ 10.6
Revenue pax-kilometers (mio)	2,617	+ 15.2	6,824	+ 12.8
Passenger load-factor (%)	64.5	+ 2.5P.	61.3	+ 1.2P.
Cargo/mail in 1,000 tonnes	65	- 1.0	176	+ 2.6
Available Cargo tonne-km (mio)	106	+ 2.3	292	+ 3.5
Revenue Cargo tonne-km (mio)	47	+ 0.4	129	+ 4.2
Cargo load-factor (%)	44.3	- 0.8P.	44.2	+ 0.3P.

America (North and South)	**March 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	477	+ 7.1	1,272	+ 8.1
Available seat-kilometers (mio)	4,029	+ 0.4	11,265	+ 2.0
Revenue pax-kilometers (mio)	3,427	+ 6.1	9,174	+ 6.9
Passenger load-factor (%)	85.1	+ 4.7P.	81.4	+ 3.7P.
Cargo/mail in 1,000 tonnes	42	+ 9.8	114	+ 10.2
Available Cargo tonne-km (mio)	383	+ 9.4	1,055	+ 11.8
Revenue Cargo tonne-km (mio)	291	+ 13.3	778	+ 13.2
Cargo load-factor (%)	75.9	+ 2.6P.	73.8	+ 0.9P.

Asia/Pacific	**March 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	359	+ 9.0	1,026	+ 7.3
Available seat-kilometers (mio)	3,300	+ 1.4	9,485	+ 1.1
Revenue pax-kilometers (mio)	2,773	+ 8.8	7,807	+ 6.2
Passenger load-factor (%)	84.0	+ 5.7P.	82.3	+ 4.0P.
Cargo/mail in 1,000 tonnes	42	- 0.6	109	+ 1.6
Available Cargo tonne-km (mio)	464	- 5.0	1,250	- 2.8
Revenue Cargo tonne-km (mio)	349	- 4.2	913	- 1.4

Cargo load-factor (%)	75.1	+ 0.6P.	73.0	+ 1.0P.

Middle East and Africa	**March 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	173	+ 8.6	505	+ 8.1
Available seat-kilometers (mio)	1,012	- 0.6	3,069	+ 3.5
Revenue pax-kilometers (mio)	747	+ 7.9	2,255	+ 9.0
Passenger load-factor (%)	73.8	+ 5.8P.	73.5	+ 3.8P.
Cargo/mail in 1,000 tonnes	10	+ 0.9	28	- 0.2
Available Cargo tonne-km (mio)	89	- 2.7	260	+ 1.5
Revenue Cargo tonne-km (mio)	56	+ 0.6	155	+ 1.3
Cargo load-factor (%)	63.0	+ 2.0P.	59.4	- 0.1P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

12 April 2007

END